UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2025

Sonida Senior Living, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-13445	75-2678809
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

14755 Preston Road
Suite 810
Dallas, Texas	75254
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (972) 770-5600

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SNDA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On November 4, 2025, Sonida Senior Living, Inc., a Delaware corporation (the “Company” or “Sonida”), SSL Sparti LLC, a Delaware limited liability company and a wholly owned subsidiary of Sonida (“Holdco”), Sparti Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Holdco (“SNDA Merger Sub”, and together with Holdco and Sonida, the “Buyer Parties”), CNL Healthcare Properties, Inc., a Maryland corporation (“CHP”), and CHP Merger Corp., a Maryland corporation and a wholly owned subsidiary of CHP (“CHP Merger Sub”) entered into a definitive agreement and plan of merger (the “Merger Agreement”).

The Merger Agreement provides, among other things, for a business combination of the Company and CHP, through a series of steps ending with a forward merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving the merger (the “CHP Merger”), as a result of which the Company will have indirectly acquired 100% of the outstanding shares of CHP.

Each share of common stock of CHP, par value $0.01 (“CHP Common Stock”), will be cancelled and converted into the right to receive (i) $2.32 in cash and (ii) the number of shares of common stock of Sonida, par value $0.01 (“Sonida Common Stock”), equal to $4.58, divided by the volume weighted average trading price of Sonida Common Stock during a measurement period prior to the closing date, subject to a collar of 15% below the transaction reference price for the Sonida Common Stock of $26.74 (the “Transaction Reference Price”) and 30% above the Transaction Reference Price.

In connection with the issuance of Sonida Common Stock to the former CHP stockholders and certain equity financing transactions described below that will require that the Company issue additional shares of Sonida Common Stock (the “Stock Issuance”), and subject to Sonida stockholder approval, Sonida intends to amend its Amended and Restated Certificate of Incorporation, as amended (the “Sonida Charter Amendment”), immediately prior to the effective time of the transactions to increase the authorized number of shares of Sonida Common Stock.

The board of directors of Sonida (the “Board”) unanimously (i) determined that the transactions contemplated by the Merger Agreement are advisable and in the best interests of Sonida and its stockholders, (ii) authorized and approved the execution and delivery of the Merger Agreement by Sonida and its subsidiaries party thereto and the performance by Sonida and its subsidiaries party thereto of the transactions contemplated by the Merger Agreement, (iii) determined that the Sonida Charter Amendment is advisable and in the best interests of Sonida and its stockholders, (iv) directed that each of the Stock Issuance and the Sonida Charter Amendment be submitted to a vote of the stockholders of Sonida entitled to vote thereon, and (v) recommended that the stockholders of Sonida entitled to vote thereon vote for the approval of the Stock Issuance and the adoption of the Sonida Charter Amendment (the “Board Recommendation”).

Conditions to the Merger

The consummation of the equity purchase under the Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions as set forth in the Merger Agreement, including: (i) the affirmative vote of the holders of a majority of the outstanding shares of CHP Common Stock entitled to vote approving all of the transactions contemplated by the Merger Agreement (the “CHP Stockholder Approval”); (ii) (A) in respect of the Stock Issuance, a majority of the votes cast by the stockholders of Sonida entitled to vote on the Stock Issuance are voted in favor of approving the Stock Issuance as required by Section 312.03 of the NYSE Listed Company Manual and (B) in respect of the Sonida Charter Amendment, pursuant to Section 242(d)(2) of the Delaware General Corporate Law, the number of votes cast in favor of the Sonida Charter Amendment by the stockholders of Sonida entitled to vote thereon exceeds the number of votes cast by such holders against the Sonida Charter Amendment (the “Sonida Stockholder Approval”); (iii) the absence of any law, injunction, judgment or order issued by a governmental authority of competent jurisdiction that prohibits, makes illegal or enjoins the consummation of the transactions contemplated by the Merger Agreement; (iv) the absence of a CHP material adverse effect or Sonida material adverse effect; (v) the shares of Sonida Common Stock to be issued pursuant to the Merger Agreement have been authorized for listing on the New York Stock Exchange (the “NYSE”) and Sonida’s registration statement on Form S-4 shall have become effective; (vi) other customary closing conditions relating to, among other things, the representations, warranties and covenants of the parties, (vii) in the case of the Buyer Parties’ obligations to consummate the transactions contemplated by the Merger Agreement, (A) Sonida shall have received an opinion that CHP has operated in conformity with the requirements for qualification and taxation as a real estate investment trust and (B) applicable regulatory approvals shall have been received; and (ix) in the case of CHP’s obligations to consummate the transactions contemplated by the Merger Agreement, (X) the Equity Financing (as defined below) shall have been consummated, (Y) director and officer insurance shall have been obtained for CHP’s directors and officers, and (Z) as of the effective time of the CHP Merger, the Board will include Stephen H. Mauldin and one additional individual designated by CHP (subject to approval by the Board’s Nominating and Governance Committee of each director).

No-Shop Restrictions

CHP is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate or engage in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision that allows CHP, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an acquisition proposal if the Board of Directors of CHP in good faith (after consultation with its financial advisor and outside legal counsel) determines that such alternative acquisition proposal constitutes a superior proposal or is reasonably likely to lead to a superior proposal, and the failure to take such actions would be inconsistent with its fiduciary duties pursuant to applicable law.

Regulatory Efforts

The parties to the Merger Agreement have agreed to use their respective commercially reasonable efforts (and in the case of CHP, to cause its affiliates) to consummate and make effective, as promptly as practicable, the transactions contemplated by the Merger Agreement, including filing all applications and documents which are necessary to obtain the applicable regulatory approvals as may be appropriate or advisable in connection with the transactions contemplated by the Merger Agreement.

Termination and Termination Fees

The Merger Agreement contains certain termination rights for Sonida and CHP. If the Merger Agreement is terminated by CHP to enter into a definitive agreement providing for the implementation of a superior proposal in accordance with the “fiduciary out” provisions of the Merger Agreement, CHP will be required to pay to Sonida a termination fee of $30,000,000 (the “CHP Termination Fee”), provided that Sonida must first be given an opportunity to match the superior proposal. The CHP Termination Fee will also be payable by CHP to Sonida if the Merger Agreement is terminated under certain circumstances and, prior to the date that is 12 months after the date of such termination, an acquisition proposal is consummated or CHP enters into an alternative acquisition agreement that is later consummated. Sonida may terminate the Merger Agreement if the Board of Directors of CHP has withdrawn its recommendation in support of the transactions contemplated by the Merger Agreement, and CHP will be required to pay the CHP Termination Fee.

CHP may terminate the Merger Agreement if, prior to obtaining the Sonida Stockholder Approval, the Board has withdrawn the Board Recommendation, in which case Sonida must pay to CHP a termination fee of $30,000,000 (“Sonida Termination Fee”).

The Merger Agreement may be terminated by either party if (i) the other party materially breaches the Merger Agreement (including by failing to consummate the closing when required under the terms and subject to the conditions in the Merger Agreement), in which case the breaching party is required to pay the CHP Termination Fee or the Sonida Termination Fee, as applicable (which termination fee serves as a cap on such party’s damages); (ii) the closing is not consummated by May 29, 2026 (or such later date as agreed to by the parties, the “Outside Date”); (iii) a permanent injunction is issued by a governmental authority prohibiting the transactions contemplated by the Merger Agreement; or (iv) the Sonida Stockholder Approval shall not have been obtained, in which case Sonida must pay the Sonida Termination Fee to CHP, or the CHP Stockholder Approval shall not have been obtained, in which case CHP must reimburse Sonida for up to $10,000,000 of its transaction expenses.

To secure each party’s obligation to pay the other party the Sonida Termination Fee or the CHP Termination Fee, as applicable, as of the date hereof, Sonida and CHP have each provided a letter of credit in an amount of $15,000,000, and have further agreed to maintain available capacity under their respective credit facilities and/or unrestricted cash to fund the remaining portion of the applicable termination fee.

Financing of the Transactions

In order to fund a portion of the cash consideration required for the consummation of the transactions contemplated by the Merger Agreement, certain stockholders of Sonida, including entities affiliated with Conversant Capital LLC (“Conversant”) and Silk Partners, L.P. (“Silk”), two of Sonida’s largest stockholders, have committed to fund an aggregate amount of $110,000,017.12 in exchange for the issuance of 4,113,688 shares of Sonida Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), at a price per share equal to the Transaction Reference Price, in accordance with certain Investment Agreements (as defined below) as further described below (the transactions contemplated by the Investment Agreements, the “Equity Financing”).

In addition, in order to fund a portion of the cash consideration required for the consummation of the transactions contemplated by the Merger Agreement, Sonida has obtained a debt commitment letter in an aggregate amount of $900,000,000 for a 364-day senior secured bridge loan and an increase in Sonida’s revolver facility from $150,000,000 to $300,000,000. The amount of the bridge loan will be reduced by the amount of permanent term loan financing and agency financing that Sonida raises before the second closing date under the Merger Agreement. Sonida’s receipt of the debt financing is not a condition to closing the transactions contemplated by the Merger Agreement. CHP will use its commercially reasonable efforts to cooperate with Sonida to obtain the debt financing, including any property-level financing.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties for transactions of this nature and are generally mutual. In addition, Sonida and CHP have agreed to customary covenants and agreements regarding the operation of its respective business prior to the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about CHP, CHP Merger Sub, the Buyer Parties or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Sonida’s or CHP’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CHP, Sonida and the transactions contemplated by the Merger Agreement that will be contained in or attached as an annex to the joint proxy statement/prospectus that Sonida and CHP will file in connection with the transactions contemplated by the Merger Agreement, as well as in the other filings that Sonida will make with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4.

Voting Agreement

On November 4, 2025, in connection with the execution of the Merger Agreement, certain investment entities affiliated with Conversant, who hold shares of Sonida Common Stock and Series A preferred stock of Sonida representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of Sonida, entered into a voting agreement (the “Voting Agreement”) with CHP. Pursuant to the Voting Agreement, each of those Conversant entities agreed, among other things, to (a) vote its shares of Sonida Common Stock and Series A preferred stock of Sonida (“Sonida Stock”) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and subject to certain exceptions, against any other action, agreement or proposal and (b) grant an irrevocably proxy in favor of CHP in respect of the foregoing. The Voting Agreement also includes certain restrictions on transfer and acquisition of shares of Sonida Stock by the investment entities affiliated with Conversant party to the Voting Agreement prior to effectiveness of the CHP Merger. Sonida is a third-party beneficiary of the Voting Agreement.

Investment Agreements

On November 4, 2025, in connection with the Equity Financing, Sonida entered into (i) an investment agreement (the “Conversant Investment Agreement”) with certain affiliates of Conversant (the “Conversant Investors”), pursuant to which the Conversant Investors have agreed to fund an aggregate amount of $100,000,005.84 in exchange for the issuance of 3,739,716 shares of Sonida Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at the Transaction Reference Price per share, immediately prior to the CHP Merger, and (ii) an investment agreement (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, collectively, the “Investment Agreements”) with Silk (the Conversant Investors and Silk, together, the “Equity Investors”) pursuant to which Silk has agreed to fund an aggregate amount of $10,000,011.28 in exchange for the issuance of 373,972 shares of Sonida Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at a price of the Transaction Reference Price per share on substantially the same terms as in the Conversant Investment Agreement. Sonida will use the proceeds from the Equity Financing pursuant to the Investment Agreements to fund a portion of the cash consideration required for the consummation of the transactions under the Merger Agreement. Under the Investment Agreements, Sonida provides to the Equity Investors representations and warranties substantially similar to those under the Merger Agreement, and the Equity Investors provide to Sonida customary representations and warranties for a private financing of this type. The Equity Investors and Sonida are subject to compliance with customary covenants under the Investment Agreements, including Sonida’s compliance with interim operating covenants, subject to the Equity Investors’ consent (not to be unreasonably withheld, conditioned or delayed). The Equity Investors’ closing on the Equity Financing is conditioned on, among other things, the execution of the Merger Agreement, satisfaction or waiver of mutual closing conditions and Sonida’s closing conditions to the equity purchase under the Merger Agreement, including, among other things, the Sonida Stockholder Approval, and Sonida’s confirmation of occurrence of the CHP Merger substantially concurrently with the issuance of Sonida Common Stock in connection with the Equity Financing. Sonida’s obligation to close is subject to customary conditions, including a bringdown of the Equity Investors’ representations and warranties and material compliance with their covenants, and delivery by the Equity Investors of the purchase price. The Investment Agreements are subject to termination (a) upon the parties’ mutual agreement, (b) by either party after the Outside Date, (c) by either party upon termination of the Merger Agreement in accordance with its terms or (d) by either party if any governmental entity issues any final and unappealable injunction or other ruling prohibiting the consummation of any of the transactions contemplated by the Investment Agreements and the ancillary documents related thereto, including the Investor Rights Agreement and the Registration Rights Agreement (each as defined below), as applicable. The parties have provided mutual indemnities for breach of certain representation and warranties and post-closing covenants capped at the applicable purchase price paid by each of the Equity Investors. Under the Investment Agreements, Sonida is responsible for the Equity Investors’ reasonable and documented legal and other out-of-pocket expenses in connection with the Equity Financing (not to exceed, $2,000,000 with respect to the Conversant Investors and $200,000 with respect to Silk). Additionally, the Conversant Investors and Silk will be entitled to 15% and 1.5% of the CHP Termination Fee, respectively, in the event Sonida receives the CHP Termination Fee under the Merger Agreement. None of the Equity Investors is entitled to any commitment fee under the Investment Agreements.

In connection with the closing of the Equity Financing (the “Equity Financing Closing”) under the Investment Agreements, (i) Conversant and certain other entities affiliated with Conversant that are current Sonida stockholders (the “Conversant Parties”), Silk and Sonida will enter into an amended and restated investor rights agreement (the “Investor Rights Agreement”), and (ii) the Conversant Parties, Silk, PF Investors, LLC (together with Silk, the “Silk Parties”) and Sonida will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), each in the substantially final forms attached to each of the Investment Agreements.

The foregoing description of the Investment Agreements and the transactions contemplated by the Investment Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Conversant Investment Agreement, which is filed as Exhibit 10.1 to this Form 8-K, and the full text of the Silk Investment Agreement, which is filed as Exhibit 10.2 to this Form 8-K, each of which is incorporated herein by reference.

Amended and Restated Investor Rights Agreement

Under the Investor Rights Agreement, the Conversant Parties will have:

•

the right to designate directors for inclusion in Sonida’s slate of individuals nominated for election to the Board (each, an “Investor Board Representative”) as follows, based on their proportionate beneficial ownership of outstanding shares of Sonida Common Stock on an as-converted basis: three Investor Board Representatives, if the beneficial ownership of the Conversant Parties, together with their affiliates (the “Conversant Entities”), is at least 20% (provided that one of such Investor Board Representatives shall be required to be “independent” in accordance with the applicable rules and regulations of the SEC and the NYSE); two Investor Board Representatives, if the beneficial ownership of the Conversant Entities is less than 20%, but at least 15%; and one Investor Board Representative, if the beneficial ownership of the Conversant Entities is less than 15% and prior to the Beneficial Ownership Threshold Date (as defined below);

•	the right to designate the Board chairperson so long as the Conversant Entities beneficially own at least 5% of the outstanding shares of Sonida Common Stock on an as-converted basis;

•

the right to designate one member of the Board’s Nominating and Governance Committee, so long as the Conversant Entities beneficially own at least 10% of the outstanding shares of Sonida Common Stock on an as-converted basis (provided that such member shall be required to be “independent” in accordance with the applicable rules and regulations of the SEC and the NYSE);

•	the right to consent to any increase in the size of the Board in excess of nine members at any time prior to the Beneficial Ownership Threshold Date;

•

the right to consent (such consent not to be unreasonably withheld, conditioned or delayed) to certain fundamental business changes over which the certain of the Conversant Parties currently have a right to consent pursuant to that certain Investment Agreement, dated as of October 1, 2021, by and among the Company and certain of the Conversant Parties, so long as the Conversant Entities beneficially own at least 15% of the outstanding shares of Sonida Common Stock on an as-converted basis; and

•	preemptive rights, so long as the Conversant Entities beneficially own at least 14.9% of the outstanding shares of Sonida Common Stock on an as-converted basis, subject to certain exceptions.

Prior to the Beneficial Ownership Threshold Date, Silk will also have the right to designate one Investor Board Representative.

The “Beneficial Ownership Threshold Date” is defined as (i) on or prior to the date of Sonida’s 2029 annual meeting of stockholders, the date on which the Conversant Entities or Silk, together with its affiliates (the “Silk Entities”), as applicable, beneficially own less than the lesser of (a) 4% of the outstanding shares of Sonida Common Stock on an as-converted basis or (b) the number of shares of Sonida Common Stock held by the Silk Entities on the date of the Equity Financing Closing (proportionately adjusted for any subdivision or combination of Sonida Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) and (ii) following the date of Sonida’s 2029 annual meeting of stockholders, the date on which the Conversant Entities or the Silk Entities, as applicable, beneficially own less than 5% of the outstanding shares of Sonida Common Stock on an as-converted basis.

For so long as the Conversant Parties and Silk have the right to nominate an Investor Board Representative to the Board, members of the Board other than the Investor Board Representative(s) will have the exclusive right to nominate persons on behalf of the Board for election at annual stockholders meetings for, or to fill vacancies in, all director positions, other than the Investor Board Representative(s), and any transaction, agreement, contract or other arrangement by and among Sonida or any of its subsidiaries, on the one hand, and any of the Conversant Entities or the Silk Entities, on the other hand, will require solely the approval of a majority of the independent and disinterested directors. The Investor Board Representatives will be entitled to receive the same director compensation as each other non-executive director of the Board.

Sonida Common Stock issued to the Conversant Investors and Silk pursuant to the Investment Agreements will not be subject to contractual transfer restrictions. For a period of 18 months following the Equity Financing Closing, the Conversant Parties and Silk will be subject to standstill provisions pursuant to which, among other things and subject to certain exceptions, they will be prohibited from directly or indirectly (i) submitting stockholder proposals, taking any action to nominate directors, remove directors or change the composition of the Board (in each case, other than Investor Board Representatives appointed by the Conversant Parties or Silk, as applicable) and engaging in any proxy solicitation with respect to Sonida Common Stock and (ii) initiating or proposing to call a special meeting of Sonida’s stockholders.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the substantially final form of the Investor Rights Agreement, which is attached to each of the Investment Agreements and is incorporated herein by reference.

Amended and Restated Registration Rights

Under the Registration Rights Agreement, Sonida will be required to file a shelf registration statement covering the resale of all Sonida equity securities acquired by the Conversant Entities and the Silk Entities prior to and pursuant to the Equity Financing Closing as soon as reasonably practicable following the Equity Financing Closing and no later than three months thereafter, and will be required to use reasonable best efforts to cause the statement to become effective as soon as practicable after the filing. Additionally, pursuant to the terms of the Registration Rights Agreement, the Conversant Parties will have two demand registration rights and the Silk Parties will have one such demand registration right. The Conversant Parties and the Silk Parties, collectively, will be permitted to make four demands that Sonida consummate a “takedown” off of any such registration statement within any 12-month period (subject to certain limitations and customary conditions, including a minimum aggregate offering price of $10,000,000). Furthermore, the Conversant Parties and the Silk Parties will have piggyback registration rights when Sonida proposes to register its equity securities. Sonida will be required to bear all expenses incurred in connection with the filing of any such registration statements and any such offerings, other than underwriting discounts and commissions on the sale of Registrable Securities (as defined in the Registration Rights Agreement). For so long as the Conversant Parties or the Silk Parties, as applicable, own 5% or more of the outstanding shares of Sonida Common Stock on an as-converted basis, they will agree to enter into customary lock-up agreements in connection with any underwritten public offering of Sonida equity securities (with the applicable lock-up period not to exceed 60 days) with managing underwriters of such offering. The Registration Rights Agreement will terminate upon the earlier of (a) the date when all Registrable Securities have been sold, and (b) the later of (i) the date when the Conversant Parties or the Silk Parties, as applicable, are able to sell all of their securities pursuant to Rule 144 promulgated under the Securities Act, as amended, without being subject to volume or manner of sale limitations thereunder and (ii) the Conversant Parties or the Silk Parties, as applicable, together with their affiliates, collectively beneficially own less than 10% of the outstanding shares of Sonida Common Stock on an as-converted basis.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the substantially final form of the Registration Rights Agreement, which is attached to the Investment Agreements and is incorporated herein by reference.

Special Committee Recommendation

The Board established a special committee (the “Special Committee”) comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such transactions that present actual or potential conflicts of interest between the Company and either of Conversant or Silk. The Special Committee unanimously determined that the Investment Agreements, including the forms of the Investor Rights Agreement and the Registration Rights Agreement (collectively, the “Investment Documents”) and the transactions contemplated thereby are advisable and in the best interests of the Company and its stockholders and that the terms of the transactions contemplated by the Investment Documents are no less favorable to the Company than those that could have been obtained from third parties. The Special Committee authorized and approved, and recommended that the Audit Committee of the Board and the Board each authorize and approve the Company’s entry into the Investment Documents and the performance by the Company of the transactions contemplated thereby.

Item 3.02	Unregistered Sales of Equity Securities.

The information in Item 1.01 of this Current Report on Form 8-K with respect to the Investment Agreements is incorporated herein by reference. The shares of Sonida Common Stock that will be issued to the Equity Investors will not initially be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to and subject to the terms of the Merger Agreement, and effective as of the effective time of the CHP Merger, the Company shall cause (i) Stephen H. Mauldin to be appointed to the Board and (ii) another director designated by CHP to be appointed by the Board, subject in each case, to approval of the Board’s Nominating and Governance Committee of each director.

Although no designations to the Board will be effective before the effective time of the CHP Merger, the Conversant Entities expect to appoint Michael Simanovsky, Conversant’s Managing Partner, as a member and the Chairperson of the Board, to join existing Conversant designees Robert Grove, a Conversant Principal, and Benjamin P. Harris, both of whom currently serve on the Board. These three individuals would represent the Conversant Entities’ three Board designees effective as of the effective time of the CHP Merger, and each of Elliott R. Zibel and David W. Johnson would step down from the Board, effective as of the effective time of the CHP Merger.

Item 8.01.	Other Events.

On November 5, 2025, Sonida issued a press release announcing the execution of the Merger Agreement. A copy of the press released is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 4, 2025, by and among Sonida Senior Living, Inc., SSL Sparti LLC, Sparti Merger Sub, Inc., CNL Healthcare Properties, Inc., and CHP Merger Corp.

10.1	Investment Agreement, dated as of November 4, 2025, by and among Sonida Senior Living, Inc. and Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., Conversant Dallas Parkway (A) LP and CPIF K Co-Invest SPT A, L.P.

10.2	Investment Agreement, dated as of November 4, 2025, by and between Sonida Senior Living, Inc. and Silk Partners, LP

99.1	Press Release issued by Sonida Senior Living, Inc. on November 5, 2025

104	Cover Page Interactive Date File-formatted as Inline XBRL

*

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Sonida agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

* * * * * *

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1993, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date, (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, including costs with respect to the Equity Financing, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor Sonida assumes any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonida and CHP. In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION.

Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,” “Executive Compensation Tables,” and “2024 Director Compensation” included in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “Compensation of Directors,” “Executive Officers,” “Share Ownership” and “Certain Relationships and Related Person Transactions” under “Item 1 - Election of Directors” included in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONIDA SENIOR LIVING INC.

Date: November 5, 2025

	By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer and President

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

SONIDA SENIOR LIVING, INC.,

SPARTI MERGER SUB, INC.,

SSL SPARTI LLC,

CHP MERGER CORP.

AND

CNL HEALTHCARE PROPERTIES, INC.

DATED AS OF NOVEMBER 4, 2025

i

ii

iii

DISCLOSURE LETTERS

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2025 (this “Agreement”), is by and among Sonida Senior Living, Inc., a Delaware corporation (“Parent”), CNL Healthcare Properties, Inc., a Maryland corporation (“Company”), CHP Merger Corp., a Maryland corporation and a wholly-owned subsidiary of Company (“CNL Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Holdco”), and Sparti Merger Sub, Inc., a Maryland corporation, and a wholly-owned subsidiary of Holdco and an indirect wholly owned subsidiary of Parent (“SNDA Merger Sub”). Each of Parent, Company, CNL Merger Sub, Holdco, and SNDA Merger Sub is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination as follows, and in accordance with the terms and subject to the conditions set forth herein:

(a) on the First Closing Date (as defined below) and effective as of the Equity Purchase Effective Time (as defined below), Company will sell, transfer, assign, convey, and deliver to SNDA Merger Sub, and SNDA Merger Sub will purchase and accept from Company, (i) operating partnership units of CHP Partners, LP, a Delaware limited partnership (the “Operating Partnership”) representing the Merger One Percentage minus 0.5% of the outstanding operating partnership units of the Operating Partnership, (ii) a membership interest of CHP GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company (“CHP GP”) representing a 50% membership interest in CHP GP, and (iii) shares of voting common stock, par value $1.00 per share (“CHP TRS Common Stock”), of CHP TRS Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Company (“CHP TRS”) representing the Merger One Percentage of the issued and outstanding shares of CHP TRS Common Stock, and in consideration for such sale, transfer, assignment, conveyance and delivery of the units, interest and shares described in clauses (i), (ii) and (iii), Parent will issue to the Company the Aggregate Stock Consideration;

(b) on the First Closing Date and effective concurrently with the Equity Purchase Effective Time, Company will adopt the Plan of Liquidation;

(c) on the First Closing Date and effective as of the First Merger Effective Time, CNL Merger Sub will merge with and into Company, with Company being the surviving company of such merger, and, pursuant to such merger, the Merger One Percentage of each share of common stock, $0.01 par value per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Stock Consideration (as defined below), in accordance with the Maryland General Corporation Law, as amended (the “MGCL”); and

(d) on the Second Closing Date and effective as of the Second Merger Effective Time, Company will merge with and into SNDA Merger Sub, with SNDA Merger Sub being the surviving company of such merger and, pursuant to such merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Cash Consideration, in accordance with the MGCL;

WHEREAS, concurrently with the execution of this Agreement, CNL Healthcare Corp., a Florida corporation, (“CHC”), Parent and the other party signatory thereto are entering into an Asset Purchase and Sale Agreement (the “APA”), and CHC and Parent are entering into a Transition Services Agreement (the “Transition Services Agreement”);

WHEREAS, in connection with the Transactions, Parent intends to effect the Parent Charter Amendment (as defined below) and issue shares of Parent Common Stock in connection with the Equity Purchase in accordance with the terms and subject to the conditions of this Agreement and the Equity Financing in accordance with the terms and subject to the conditions of the Investment Agreement or in any Alternative Equity Financing (the “Stock Issuance”);

WHEREAS, (a) the Board of Directors of Parent (the “Parent Board”), on behalf of Parent, has unanimously (i) determined that the Transactions are advisable and in the best interests of Parent and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Parent the Parent Subsidiaries party hereto and the performance by Parent and the Parent Subsidiaries party hereto of the Transactions, (iii) determined that the Parent Charter Amendment is advisable and in the best interests of Parent and its stockholders, (iv) directed that each of the Stock Issuance and the Parent Charter Amendment be submitted to a vote of the holders of Parent Stock entitled to vote thereon, and (v) resolved to recommend that the holders of Parent Stock entitled to vote thereon vote for the approval of the Stock Issuance and the Parent Charter Amendment, (b) Parent, in its capacity as the sole equityholder of Holdco, has (i) determined that the Second Merger and the Equity Purchase are advisable, and (ii) authorized and approved the execution and delivery by Holdco of this Agreement, and (c) the Board of Directors of SNDA Merger Sub, on behalf of SNDA Merger Sub, has (i) determined that the Second Merger and the Equity Purchase are advisable, (ii) authorized and approved the execution and delivery by SNDA Merger Sub of this Agreement and the performance by SNDA Merger Sub of the Equity Purchase and the Second Merger, and (iii) directed that the Second Merger be submitted to a vote of Holdco as the sole stockholder of SNDA Merger Sub, and resolved to recommend that Holdco, as the sole stockholder of SNDA Merger Sub, vote to approve the Second Merger in accordance with the MGCL by written consent in lieu of a meeting;

WHEREAS, the Board of Directors of Company (the “Company Board”), has established a committee of independent and disinterested directors (the “Special Committee”) vested with the authority to the fullest extent permitted by applicable Law to (a) review and evaluate possible strategic alternatives available to Company and all transactions arising out of or relating thereto (including the Transactions) and (b) consider, deliberate, examine, investigate, analyze, assess, evaluate, structure, negotiate, reject, endorse and recommend on behalf of Company the terms and conditions of any such transaction;

WHEREAS, the Special Committee has unanimously (a) having fully considered the Transactions, the APA, and the Transition Services Agreement, determined that the Transactions are advisable and in the best interests of Company and its stockholders, (b) recommended that the Company Board authorize and approve the execution and delivery of this Agreement by Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, and (c) recommended that the Company Board submit the Transactions to a vote of the holders of Company Common Stock;

WHEREAS, (a) the Company Board, on behalf of Company has unanimously, acting upon the recommendation of the Special Committee, (i) determined that the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, (iii) directed that the Transactions, be submitted to a vote of the holders of Company Common Stock, and (iv) resolved to recommend that the holders of Company Common Stock vote for the approval of the Transactions, and (b) the Board of Directors of CNL Merger Sub, on behalf of CNL Merger Sub, has (i) determined that the First Merger is advisable, (ii) authorized and approved the execution and delivery by CNL Merger Sub of this Agreement and the performance by CNL Merger Sub of the First Merger, and (iii) directed that the First Merger be submitted to a vote of the Company as the sole stockholder of CNL Merger Sub, and resolved to recommend that Company, as the sole stockholder of CNL Merger Sub, vote to approve the First Merger in accordance with the MGCL by written consent in lieu of a meeting;

WHEREAS, concurrently with the execution of this Agreement, Company and certain entities Affiliated with Conversant Capital LLC that are stockholders of Parent are entering into a Voting Agreement, pursuant to which such Persons are agreeing, among other things, to vote in favor of the Stock Issuance and Parent Charter

Amendment, and granting an irrevocable proxy in favor of Company in respect of the foregoing subject to the terms and conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, each of Parent and Company are executing a $15,000,000 irrevocable letter of credit (each, a “Letter of Credit”) guaranteeing in part payment of the Company Termination Fee and the Parent Termination Fee in accordance with this Agreement, respectively, evidence of each such Letter of Credit to be delivered promptly following the date hereof and to be effective through the Second Merger Effective Time; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Transactions.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, governmental investigation, prosecution or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil, criminal, or administrative) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Additional Parent Amendment” means the amendments to the Parent Charter as set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Advisory Agreement” means the advisory agreement, dated as of June 8, 2011, by and between Company (f/k/a CNL Properties Trust, Inc.), CNL Properties Trust, LP, and CNL Properties Corp., as amended by that First Amendment to Advisory Agreement, dated as of June 8, 2011, as amended by that Second Amendment to Advisory Agreement, dated as of March 20, 2013, as amended by that Third Amendment to Advisory Agreement, dated as of May 26, 2021, as amended by that Fourth Amendment to Advisory Agreement, dated as of June 8, 2023.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Stock Consideration” means the number of shares of Parent Common Stock equal to the product of (i) the number of issued and outstanding shares of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) multiplied by (ii) the Exchange Ratio.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, equity or equity-based, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded (a) sponsored, maintained, contributed to or required to be contributed to by Company or any Company Subsidiary, or (b) with respect to which Company or any of the Company Subsidiaries has or would be reasonably expected to have any present or future liability.

“Brand License Agreement” means the brand license agreement, dated as of November 19, 2010, by and between CNL Intellectual Properties, Inc., CNL Diversified Corp., and CNL Diversified Lifestyle Properties, Inc., as amended by that First Amendment to Brand License Agreement, dated as of November 7, 2012.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in Orlando, Florida, New York, New York or Dallas, Texas are authorized or required to be closed.

“Closing VWAP” means the VWAP for the ten Trading Days ending on the second Business Day before the First Closing Date (rounded to the nearest cent).

“CNL Advisor” means CNL Healthcare Corp.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms that are no more favorable in any material respect to the applicable third party than those contained in the Company Confidentiality Agreement; provided, that a Company Acceptable Confidentiality Agreement (i) need not contain any “standstill” or similar provisions that would prohibit the making or amendment of any Company Acquisition Proposal and (ii) shall contain provisions that permit Company to comply with the provisions of Section 8.3. Each confidentiality agreement with Company in respect of a possible strategic transaction that was executed no more than one year prior to the date of this Agreement and remains in effect as of the date of this Agreement shall be deemed to be a Company Acceptable Confidentiality Agreement.

“Company Acquisition Proposal” means any inquiry, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving Company, in a single transaction or series of related transactions, as a result of which the holders of Company Common Stock immediately prior to such transaction or series of related transactions would cease to beneficially own (within the meaning of Section 13 of the Exchange Act) at least 85% of the voting stock or equity interests of any surviving entity, (ii) any sale, lease, exchange, transfer or other disposition, directly or indirectly, by merger, stock or asset purchase, tender offer, share exchange, consolidation, recapitalization, reorganization or otherwise, of 15% or more of the consolidated revenue, consolidated net income or consolidated net assets (in the case of assets, as determined on a book value basis, including Indebtedness secured solely by such assets) of Company and the Company Subsidiaries, in a single transaction or series of related transactions (for the avoidance of doubt, equity interests in Company Subsidiaries shall be considered assets of Company), (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of, beneficial ownership of, or equity interests in Company; or (iv) any tender offer or exchange offer for 15% or more of any class of equity interests of Company.

“Company Affiliates” means current and future Affiliates of Company, other than the CNL Advisor or any of its Affiliates (other than the Company and its Subsidiaries).

“Company Bylaws” means the Third Amended and Restated Bylaws of Company, as amended and supplemented and in effect on the date hereof.

“Company Charter” means the Third Articles of Amendment and Restatement of Company, as accepted for record on July 26, 2016, as amended, supplemented, corrected and in effect on the date hereof.

“Company Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 4, 2025, by and between Parent and Company.

“Company Data” means the data contained in the Company IT Systems or any databases of Company (including any and all know-how contained therein) or any Company Subsidiary pertaining to Company’s and the Company Subsidiaries’ business and all other information and data compilations used by, or necessary to Company’s and the Company Subsidiaries’ business as currently conducted or as proposed by Company and the Company Subsidiaries to be conducted that is collected or Processed on Company IT Systems and that is owned or licensed by Company or any Company Subsidiary.

“Company Debt Agreement” means (i) any note or note purchase agreement entered into by Company or any Company Subsidiary, (ii) any credit agreement or credit facility entered into by Company or any Company Subsidiary (including the Company Existing Credit Agreement), (iii) any mortgage, construction loan or other Indebtedness for borrowed money entered into by Company or any Company Subsidiary, (iv) letters of credit and reimbursement obligations in respect thereof and (v) any obligations of Company or any Company Subsidiary under any interest rate cap, swap, collar or similar transaction, any currency hedging transactions or any other hedging derivative transaction of any kind, and any and all other documents now or hereafter executed and/or delivered by Company, Company Subsidiary, or any other Person controlled by (or under common control with) Company or any Company Subsidiary evidencing and/or securing the obligations of Company, any Company Subsidiary or such other Person in connection with any Indebtedness of Company or any Company Subsidiary, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Company Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 7, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time) by and among CHP Partners, LP, as borrower, the lenders from time to time party thereto and KeyBank National Association, as administrative agent.

“Company IT Systems” means all IT Systems relating to the Processing of Company Data, as well as the transmission, storage, maintenance, organization, presentation, generation, analysis, or any other Processing of data and information whether or not in electronic format, used in or necessary for Company and the Company Subsidiaries to conduct their respective businesses in the manner in which the businesses are currently being conducted and in the manner in which the businesses are currently proposed to be conducted by Company and the Company Subsidiaries.

“Company Leases” means each lease, sublease (including any ground lease), license, occupancy agreement, resident agreement, or contract to which Company or the Company Subsidiaries are parties as lessors or sublessors or in a similar capacity and provides for the use or occupancy of any units or other facility, and any provided services rendered, in each case, on or at any Company Property (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), but not including any such agreement only between Company and any Company Subsidiary.

“Company Material Adverse Effect” means any Event that (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially impair or materially delay the ability of Company to consummate the Transactions before the Outside Date; provided that, for purposes of clause (i), “Company Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (A) any failure of Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise or contributing to such failure that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any changes that affect the industries in which Company or Company Subsidiaries participate (including the real estate industry generally or seniors housing real estate industry), (C) any changes in the United States or global economy or capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, acts of espionage, cybercrime, ransomware, malware or sabotage, social protest or social unrest, or trade wars, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, residents, suppliers, lenders, investors (including stockholders), venture partners, employees, operators or managers, (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of Parent, or the failure to take any action at the written request of Parent, (H) earthquakes, hurricanes, floods, other natural disasters, or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Authority in response to any of the foregoing), (I) changes in Law or GAAP (or the interpretation or enforcement thereof), (J) the identities of Parent, Holdco or SNDA Merger Sub or any Affiliate thereof, or (K) any Action, made or initiated by any Holder, including any derivative claims, arising out of or relating to this Agreement or the Transactions, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which Company or Company Subsidiaries participate (in which case only the incremental disproportionate adverse effect shall be taken in to account for purposes of determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by Company or any Company Subsidiary.

“Company Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, or which may be paid without interest or penalties, or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, provided the same do not materially affect the use, operation, or value of the property or assets to which they apply; (ii) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority that do not materially impair the current use or occupancy of the applicable Company Property and which are not violated by the use or structure of the real property or improvements to which they apply; (iv) Liens that are disclosed on Section 1.1(a)(1) of the Company Disclosure Letter; (v) Liens that are disclosed on the most recent consolidated balance sheet of Company filed by the Company with the SEC prior to the date hereof or notes thereto (or securing Indebtedness for borrowed money reflected on such balance sheet); (vi) Liens arising under any Company Material Contracts, leases, ground leases, subleases, licenses or other agreements to third parties for the occupation of portions of Company Properties by such third parties in the ordinary course of the business of Company or any Company Subsidiary, which are not in default, and which do not materially affect the use, operation, or value of the property or assets to which they apply; (vii) Liens not otherwise addressed in this definition and not securing Indebtedness to the extent such Liens are recorded in the public record, have been disclosed to Parent prior to the date hereof and a copy thereof provided to Parent prior to the date hereof, that do not, individually or in the aggregate, interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used); (viii) Liens disclosed on any of the title commitments or surveys provided to Parent by Company; (ix) Liens that are terminated or fully released in accordance with the terms thereof and hereof on or before the Equity Purchase Closing; (x) easements, covenants, restrictions, and encroachments, rights-of-way, and other matters of record or similar encumbrances, which do not, individually or in the aggregate, materially interfere with the present use or value of the property to which they apply, or (xi) Liens that would not reasonably be expected to materially affect the use, operation, or value of the property or assets to which they apply.

“Company Properties” means each real property owned, or leased (including ground leased), licensed or otherwise used or occupied as lessee, sublessee, licensee, occupant or grantee by Company or any Company Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Real Property Leases” means each lease, sublease (including any ground lease), license, occupancy agreement, or contract to which Company or the Company Subsidiaries are parties as lessees,

sublessees, licensees, grantees, or in a similar capacity and provides for the use or occupancy of any units or other facility, and any provided services rendered thereunder, in each case, for, on or at any Company Property (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), but not including any such agreement only between Company and any Company Subsidiary.

“Company Special Distribution” means any dividend or other distribution declared by the Company Board or paid by Company between the date of this Agreement and the Second Merger Effective Time, (i) including any Permitted REIT Dividend, and (ii) excluding any Full Quarter Dividends and any Partial Quarter Dividend declared and paid in accordance with Section 7.1(b)(iii)(C).

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote approving the Transactions.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions (or, if there are no voting interests, more than a majority of the equity interests in such legal entity), including CNL Merger Sub.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “15%” and “85%” shall be replaced by “50%”) made by a third party, on terms that the Company Board determines in good faith, after consultation with Company’s outside legal counsel and financial advisors, would result, if consummated, in a transaction that is more favorable to the Holders (in their capacity as Holders) from a financial point of view than the Transactions, with the Company Board taking into account (as applicable) (i) the financial, legal, and regulatory and any other aspects of such proposal, (ii) the likelihood and timing of consummation (as compared to the Transactions) and (iii) any changes to the terms of this Agreement proposed by Parent pursuant to Section 8.3 of this Agreement.

“Company Termination Fee” means an amount equal to $30,000,000.

“Conversant Warrants” means warrants to purchase a total of 1,031,250 shares of Parent Common Stock at a price of $40.00 per share issued by Parent pursuant to that certain Warrant Agreement, dated November 3, 2021, between the Parent and the Warrant Agent thereunder.

“Cost Report” means any cost report (including all forms, worksheets, schedules and other attachments related thereto) required to be filed in respect of any Company Property pursuant to a Government Reimbursement Program.

“Debt Financing Entities” shall have the meaning set forth in the definition of “Debt Financing Parties.”

“Debt Financing Parties” means the entities that have committed to provide or arrange or otherwise enter into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Debt Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures, credit agreements or credit agreement amendments relating thereto (the “Debt Financing Entities”) and their respective Affiliates and their and their respective affiliates’ equityholders, officers, directors, employees, agents and Representatives and their respective successors and assigns; provided, that neither Parent nor any Parent Subsidiary shall be a Debt Financing Party.

“DSOS” means the Secretary of State of the State of Delaware.

“Environmental Law” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances) and Laws relating to the manufacture, generation, processing, distribution, recycling, removal, remediation, response, recovery, reporting, management, labeling, licensing, use, handling, transportation, treatment, storage, Release, or threatened Release of Hazardous Substances.

“Environmental Permit” means any permit, certification, registration, waiver, allowance, exemption, identification number, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity, trade or business (the “Referenced Entity”), any other entity, trade or business that is a member of a group described in Section 414 (b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Referenced Entity, or that is a member of the same “controlled group” as the Referenced Entity pursuant to Section 4001(a)(14) of ERISA.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Excess Shares” means the excess shares of Company, par value $0.01 per share, exchanged for shares of Company Common Stock or Company Preferred Stock, as the case may be, transferred or proposed to be transferred in excess of the ownership limits set forth in the Company Charter or that would otherwise jeopardize Company’s status as a REIT under the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means, for each share of Company Common Stock, the number of shares of Parent Common Stock equal to the quotient of (i) $4.58 divided by (ii) the Parent Per Share Stock Value (rounded to the fourth digit).

“Expense Amount” means an amount, not to exceed $10,000,000 in the aggregate, in respect of documented, reasonable, out-of-pocket Expenses paid or payable by Parent in connection with this Agreement or the Transactions.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts, consultants and other advisors to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement/Prospectus, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, any other filings with the SEC and all other matters related to the closing of the Transactions; it being agreed that any SEC filing fees for the Joint Proxy Statement/Prospectus shall be borne by Parent (provided, however, that such SEC filing fees shall constitute Expenses for purposes of determining the Expense Amount).

“GAAP” means the United States generally accepted accounting principles.

“Government Reimbursement Program” means the Medicare program, the applicable Medicaid program(s), the federal TRICARE program, state CHIP programs, Medicaid waiver programs, and any other similar or successor federal, state or local health care payment programs with or sponsored by any Governmental Authority, including any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f).

“Governmental Authority” means the United States (federal, state or local) government or any non-U.S. government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitrator or arbitration panel (public or private) or similar entity exercising the power of government.

“Hazardous Substances” means (i) any “hazardous substance” as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as that term is defined under the Resource Conservation and Recovery Act (“RCRA”), (iii) any substances, materials and wastes listed or regulated under, or which may form the basis of liability under, any Environmental Law and (iv) petroleum and petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, per- and polyfluoroalkyl substances (“PFAS”), asbestos, and asbestos-containing material (“ACM”), lead and lead-containing paint (“LBP”), toxic mold and radon.

“Health Care Laws” means all applicable Laws pertaining to health care regulatory matters applicable to the operations of the Company, each Company Subsidiary and each Company Property, including (a) fraud and abuse (including the following statutes, as amended, modified or supplemented from time to time and any successor statutes thereto and regulations promulgated from time to time thereunder, and any state equivalents thereto: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); Sections 1320a-7, 1320a-7a and 1320a-7b of Title 42 of the United States Code; the criminal False Claims Act (18 U.S.C. § 287), the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)) and the Stark Act (42 U.S.C. § 1395nn), the discount safe harbor to the Federal Health Care Program Anti-Kickback Statute, as set forth in 42 C.F.R.1001.952(h) and all other applicable safe harbors, the Criminal Health Care Fraud Statute (18 U.S.C. § 1347), (b) Government Reimbursement Programs including Laws relating to Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), CHIP (Title XXI of the Social Security Act), TRICARE (10 U.S.C. § 1071 et seq.) or other Government Reimbursement Programs, (c) quality, safety certification and accreditation standards and requirements, (d) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments, (e) any Laws concerning the provision of management or administrative services in connection with the practice of medicine, nursing, and other clinical professions, (f) HIPAA, (g) the federal Clinical Laboratory Improvement Act of 1988 as amended and all Laws governing laboratory licensure, laboratory testing, specimen collection or testing, pharmacies and controlled substances; (h) the Public Health Service Act (42 U.S.C. § 201 et seq.), and their implementing regulations; (i) the regulation or operation of senior living, independent living, assisted living, residential care, skilled nursing, memory care, Alzheimer’s facilities and similar facilities; (j) Laws that purport to regulate medical waste or impose requirements relating to medical waste; (k) Eliminating Kickbacks in Recovery Act of 2018, 18 U.S.C. § 220; in each case, as amended, and (l) any other Laws or regulation of any Governmental Authority which regulates kickbacks, patient or Government Reimbursement Program reimbursement, Government Reimbursement Program claims processing, billing and collection for items or services including residential care, medical record documentation requirements, the provision of assisted living, nursing or memory care services, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs, licensure, accreditation or any other aspect of providing health or residential care applicable to the operations of the Company, any Company Property or any Company Subsidiary; provided, however, that “Health Care Laws” shall not include general landlord-tenant laws, building codes, zoning laws, or other laws of general applicability not specific to the regulation of health care services.

“HIPAA” means collectively: (i) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security, breach notification, and transactions and code sets, 45 CFR Parts 160, 162, and 164, as modified and updated; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) related guidance from the United States Department of Health and Human Services.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person (other than current liabilities incurred by such Person in the ordinary course of business consistent with past business practices that are not more than 90 calendar days past due, unless the same are being contested in good faith by appropriate proceedings and with respect to which such Person has set aside adequate reserves therefor in accordance with GAAP), (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (other than trade payables incurred in the ordinary course of such Person’s business), (iv) all obligations under finance leases required to be capitalized in accordance with GAAP, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) all obligations of such Person secured by a Lien on such Person’s assets, and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument. For purposes of clause (vi) of this definition of “Indebtedness”, such obligations shall be valued at the termination value thereof.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers (with respect to each of the foregoing, whether registered or unregistered), together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”), (iii) registered and unregistered copyrights, other works of authorship and registrations, copyrightable works and database rights including rights in Software, (iv) trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, along with any improvements to any of the foregoing and all documentation to the extent embodying any of the foregoing, (v) rights in IT Systems, (vi) social media accounts and handles, (vii) all rights in the foregoing and in other similar intangible assets and (viii) all applications and registrations for the foregoing clauses (i), (ii) and (iii).

“Intercompany Lease” means a lease agreement between any two Company Subsidiaries, in each case, either as lessor or lessee, and provides for the use or occupancy of any units or other facility, and any provided services rendered, in each case, on or at any Company Property other than the Managed Properties (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Intervening Event” means a material positive Event affecting the business, assets or operations of Company and the Company Subsidiaries, taken as a whole, that has occurred, has arisen, or becomes known to the Company Board after the date of this Agreement but prior to the receipt of the Company Stockholder Approval, that was not known by, or reasonably foreseeable to, the Company Board as of the date hereof or, if known by, or reasonably foreseeable to, the Company Board as of the date hereof, the material consequences of which (or the magnitude of the consequences of which) were not known or reasonably foreseeable to the Company Board as of the date hereof; provided, that in no event shall any of the following constitute an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (i) the receipt, terms or existence of a Company Acquisition Proposal or any matter relating thereto or consequence thereof, or (ii) Company or any of the Company Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, results of operations or other financial or operating measures for any period; provided, however, that, with respect to this clause (ii), the underlying causes of such meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clauses (i) and (ii) of this definition.

“Investment Agreement(s)” means those certain Investment Agreements being entered into by Parent and the Investors concurrently with the execution of this Agreement, pursuant to which the Investors are agreeing to purchase from Parent, and Parent is agreeing to issue to the Investors, a total of 4,113,688 shares of Parent Common Stock for an aggregate purchase price of $110,000,017.12 to be funded prior to or concurrently with the consummation of the First Merger and such shares to be issued on the Second Closing Date.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investors” means certain holders of Parent Stock and/or their Affiliates that are or become party to the Investment Agreement(s).

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all information technology and computer systems (including Software, systems, servers, websites, computers, hardware, peripherals, firmware, middleware, networks, data processing assets, data communications lines, routers, hubs, switches, cloud storage and services, and backups) and all associated documentation.

“Knowledge” means, (i) with respect to Company, the actual knowledge, after due and reasonable inquiry including of applicable Company Existing Managers, of the persons named in Section 1.1(a)(2) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge, after due and reasonable inquiry, of the persons named in Section 1.1(a)(1) of the Parent Disclosure Letter.

“Law” means any and all federal, state, local or non-U.S. law (including common law), statute, code, directive, ordinance, rule, regulation, or interpretations having the form of law, permits, Orders or other pronouncement having the effect of law of any Governmental Authority.

“Leased Company Property” means each real property subject to a Company Real Property Lease.

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, claim, covenant, license, lien, pledge, charge, security interest, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, encroachment, conditional sale, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Malicious Code” means (i) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware, and (ii) any similar program, routine, instruction, device, code, contaminant, logic, or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT Systems (or portion thereof).

“Managed Properties” means the Company Properties managed by third-party property managers.

“Merger One Percentage” means the percentage equal to (i) the closing price of a share of Parent Common Stock on the First Closing Date multiplied by the Aggregate Stock Consideration, divided by (ii) (x) the closing price of a share of Parent Common Stock on the First Closing Date multiplied by the Aggregate Stock Consideration, plus (y) the Aggregate Cash Consideration.

“Merger One Remaining Percentage” means a percentage equal to one minus the Merger One Percentage.

“NNN Properties” means the Company Properties subject to Company Leases.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means an item of generally available, non-customized, off-the-shelf software or software provided as a service for which the annual fees or other aggregate consideration paid or payable by Company or any Company Subsidiary for such item with respect to the business is less than $200,000.

“Order” means any judgment, writ, order, stipulation, award, injunction, settlement or decree issued, promulgated or entered into by or with any Governmental Authority.

“Ordinary-Course Oversight” means routine or periodic surveys, inspections, complaint investigations, recertifications, desk reviews, utilization reviews, claims audits, rate reconciliations, and similar oversight activities by Governmental Authorities or payors (with the exception of any deficiency rising to a “G” level scope and severity or higher, Immediate Jeopardy, or a similar level scope and severity deficiency) that do not result in, and would not reasonably be expected to result in, material sanctions, fines or penalties, payment suspensions or withholdings, admissions bans or moratoria, material curtailments of any Company Permit or Property Permit, material overpayment demands, or other material restrictions on operations.

“Organizational Documents” means (a) with respect to Company, the Company Charter and the Company Bylaws, (b) with respect to any Company Subsidiary, any similar organizational documents or agreements, (c) with respect to Parent, the Parent Charter and the Parent Bylaws, and (d) with respect to any Parent Subsidiary, any similar organizational documents or agreements.

“Parent Bylaws” means the Second Amended and Restated Bylaws of Parent, as amended and supplemented and in effect on the date hereof.

“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, as filed on September 8, 1997, as amended by that First Certificate of Amendment, dated as of August 27, 1999, as amended by that Second Certificate of Amendment, dated as of December 11, 2020, as amended by that Third Certificate of Amendment, dated as of November 3, 2021, as amended by that Fourth Certificate of Amendment, dated as of November 9, 2021, as amended by that Fifth Certificate of Amendment, dated as of June 15, 2023, as amended by that Sixth Certificate of Amendment, dated as of March 21, 2024, as amended, supplemented, corrected and in effect on the date hereof.

“Parent Charter Amendment” means an amendment to the Parent Charter solely to increase the number of shares of Parent Common Stock that Parent is authorized to issue to 100,000,000 shares.

“Parent Common Stock” means common stock, par value $0.01 per share, of Parent.

“Parent Confidentiality Agreement” means that certain Confidentiality Agreement, dated June 15, 2025, by and between Parent and Company.

“Parent Data” means the data contained in the Parent IT Systems or any databases of Parent (including any and all know-how contained therein) or any Parent Subsidiary pertaining to Parent’s and the Parent Subsidiaries’ business and all other information and data compilations used by, or necessary to Parent’s and the Parent Subsidiaries’ business as currently conducted or as proposed by Parent and the Parent Subsidiaries to be conducted that is collected or Processed on Parent IT Systems and that is owned or licensed by Parent or any Parent Subsidiary.

“Parent Intellectual Property” means any Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary.

“Parent IT Systems” means all IT Systems relating to the Processing of Parent Data, as well as the transmission, storage, maintenance, organization, presentation, generation, analysis, or any other Processing of data and information whether or not in electronic format, used in or necessary for Parent and the Parent Subsidiaries to conduct their respective businesses in the manner in which the businesses are currently being conducted and in the manner in which the businesses are currently proposed to be conducted by Parent and the Parent Subsidiaries.

“Parent Material Adverse Effect” means any Event that (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially impair or materially delay the ability of Parent to consummate the Transactions before the Outside Date; provided that, for purposes of clause (i), “Parent Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (A) any failure of Parent to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise or contributing to such failure that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Parent Material Adverse Effect), (B) any changes that affect the industries in which Parent or Parent Subsidiaries participate (including the real estate industry generally or seniors housing real estate industry), (C) any changes in the United States or global economy or capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, acts of espionage, cybercrime, ransomware, malware or sabotage, social protest or social unrest, or trade wars, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the Parent Charter Amendment or the Stock Issuance or the other Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, residents, suppliers, lenders, investors (including stockholders), venture partners, employees, operators or managers, (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the written consent of Company, or the failure to take any action at the request of Company, (H) earthquakes, hurricanes, floods, other natural disasters, or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Authority in response to any of the foregoing), (I) changes in Law or GAAP (or the interpretation or enforcement thereof), or (J) any Action, made or initiated by any Parent stockholder, including any derivative claims, arising out of or relating to this Agreement or the Transactions, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other companies in the industries in which Parent or Parent Subsidiaries participate (in which case only the incremental disproportionate adverse effect shall be taken in to account for purposes of determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Parent Per Share Stock Value” means the Closing VWAP; provided, however, that (i) if the Closing VWAP is less than $22.73, the Parent Per Share Stock Value shall be equal to $22.73, and (ii) if the Closing VWAP is greater than $34.76, the Parent Per Share Stock Value shall be equal to $34.76.

“Parent Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, or which may be paid without interest or penalties, or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP and other standard exceptions commonly found in title policies in the jurisdiction where the property is located; provided, the same do not materially affect the use, operation, or value of the property or assets to which they apply; (ii) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority that do not materially impair the current use or occupancy of the applicable Parent Property and which are not violated by the use or structure of the real property or improvements to which they apply; (iv) Liens that are disclosed on Section 1.1(a)(2) of the Parent Disclosure Letter; (v) Liens that are disclosed on the most recent consolidated balance sheet of Parent or notes thereto (or securing Indebtedness for borrowed money reflected on such balance sheet); (vi) Liens arising under any Parent Material Contract, or leases, ground leases, subleases, licenses or other agreements to third parties for the occupation of portions of Parent Properties by such third parties in the ordinary course of the business of Parent or any Parent Subsidiary which are not in default, and which do not materially affect the use, operation, or value of the property or assets to which they apply; (vii) Liens not otherwise addressed in this definition and not securing Indebtedness to the extent such Liens are recorded in the public record, have been disclosed to Parent prior to the date hereof and a copy thereof provided to Company, that do not, individually or in the aggregate, interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used); (viii) Liens disclosed on any of the title commitments or surveys provided to Company by Parent; (ix) Liens that are terminated or fully released in accordance with the terms thereof on or before the Equity Purchase Closing; (x) easements, covenants, restrictions, and encroachments, rights-of-way, and other matters of record or similar encumbrances, which do not, individually or in the aggregate, materially interfere with the present use or value of the property to which they apply; or (xi) Liens that would not reasonably be expected to materially affect the use, operation or value of the property or assets to which they apply.

“Parent Preferred Stock” means Series A Preferred Stock, par value $0.01 per share, of Parent.

“Parent Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Parent or any Parent Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Stock Plans” means Parent’s 2019 Omnibus Stock and Incentive Plan, Parent’s 2007 Omnibus Stock and Incentive Plan, and Parent’s 1997 Omnibus Stock and Incentive Plan.

“Parent Stockholder Approval” means (i) in respect of the Stock Issuance, a majority of the votes cast by the holders of outstanding shares of Parent Stock, voting together as a single class and with respect to the Parent Preferred Stock, on an as-converted basis, entitled to vote on the Stock Issuance are voted in favor of approving the Stock Issuance as required by Section 312.03 of the NYSE Listed Company Manual and (ii) in respect of the Parent Charter Amendment, pursuant to Section 242(d)(2) of the Delaware General Corporation Law, the number of votes cast in favor of the Parent Charter Amendment by the holders of outstanding shares of Parent Stock, voting together as a single class and with respect to the Parent Preferred Stock, on an as-converted basis, entitled to vote thereon exceeds the number of votes cast by such holders against the Parent Charter Amendment.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions (or, if there are no voting interests, more than a majority of the equity interests in such legal entity), including Holdco and SNDA Merger Sub.

“Parent Termination Fee” means an amount equal to $30,000,000.

“Per Share Cash Consideration” means $2.32, as may be adjusted pursuant to Section 3.1(c).

“Permitted Debt Commitments” means (a) the Debt Commitment Letter and any joinder agreement to the Debt Commitment Letter entered into to add additional Debt Financing Parties thereto, and (b) any term loan agreement, revolving credit agreement, property-level mortgage loan agreement or other commitment letter or definitive documentation entered into between Parent and a Debt Financing Party pursuant to which such Debt Commitment Party shall commit to provide Parent (or its subsidiaries) a portion of the Debt Financing and such commitment reduces the Bridge Loan (as defined in the Debt Commitment Letter on a dollar-for-dollar basis) in accordance with Section 3 of the Debt Commitment Letter.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means information or data, in any form, that is capable, directly or indirectly, or, alone or in combination with any other information, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household, and/or is considered “personally identifiable information,” “nonpublic personal information,” “personal information,” “personal data,” “consumer health data,” “protected health information,” or any similar term as defined by any applicable Privacy and Data Security Laws.

“Plan of Liquidation” means a “plan of liquidation” within the meaning of Section 562(b)(1)(B) of the Code in a form reasonably acceptable to Parent that is adopted by Company pursuant to Section 2.1(c).

“Privacy and Data Security Laws” mean any and all Laws relating to the privacy, security, or Processing of Personal Information that are applicable to Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, including, but not limited to HIPAA; U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; state consumer data privacy Laws and state consumer health data privacy Laws; and all other Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, Social Security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions.

“Processing,” “Process,” or “Processed” means any operation or set of operations performed on data, whether or not by automated means, including the collection, creation, receipt, organization, structuring, adaptation or alteration, retrieval, consultation, de-identification, re-identification, sharing, alignment or combination, handling, compilation, analysis, monitoring, retention, transmission, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, distribution, erasure, sale, transfer, modification, or any other processing of data.

“Property Permit” means any certificate, variance, permit, approval, license (including food permits, liquor licenses, and healthcare licenses) or other authorization (including building permits and certificates of occupancy) required from any Governmental Authority having jurisdiction over the applicable (i) Company Property for Company or any Company Subsidiary to operate its respective business at the applicable Company Property substantially as the Company Property is being conducted as of the date hereof or (ii) Parent Property for Parent or any Parent Subsidiary to operate its respective business at the applicable Parent Property substantially as the Parent Property is being conducted as of the date hereof.

“Regulatory Approvals” means all waivers, consents and approvals from Governmental Authorities required in connection with the consummation of the Transactions.

“REIT” means a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representative” means, with respect to any Person, one or more of such Person’s directors, officers, trustees, members, managers, partners, employees, advisors (including attorneys, accountants, consultants, financing sources, investment bankers, and financial advisors, and in the case of the Company, the CNL Advisor), agents, other representatives or controlled Affiliates.

“SDAT” means the State Department of Assessments and Taxation of the State of Maryland.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) unauthorized Processing of Personal Information, any unauthorized access or disruption to IT Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Privacy and Data Security Laws, or (ii) phishing, social engineering, or business email compromise incident that has resulted in a material monetary loss or that has otherwise had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Site Access Agreement” means that certain Site Access Agreement between Company and Parent, dated as of August 29, 2025, as amended on the date hereof, governing Parent’s access to the Company Properties.

“Software” means (i) computer programs, applications and code, including source code and object code, and (ii) software development and design tools, libraries and compilers, and documentation for same.

“Tax” or “Taxes” means any federal, state, local and non-U.S. income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Payors” means all federal health care programs and all other state or local governmental insurance programs with which the Company, any Company Subsidiary or any Company Property contracts to provide goods and services or through which the Company or any of its Company Subsidiaries or a Company Property receives reimbursements for goods and services provided.

“Trading Day” means any day on which the NYSE is open for trading; provided, that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

“Transaction Consideration” means, collectively, with respect to the Merger One Percentage of each whole share of Company Common Stock issued and outstanding immediately prior to the First Merger, the Per Share Stock Consideration, and with respect to each Remaining Share Interest, the Per Share Cash Consideration.

“Transactions” means the transactions contemplated by this Agreement, including the Equity Purchase, the Stock Issuance, the First Merger, and the Second Merger.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code, as such regulations may be amended from time to time.

“VWAP” means, for any relevant period, the volume weighted average trading price of the shares of Parent Common Stock on the NYSE (during regular trading session hours) during the relevant period, calculated by dividing (i) the total dollar amount of shares of Parent Common Stock traded on the NYSE (during regular trading session hours) during the relevant period (determined by adding together the product of each price at which shares of Parent Common Stock were traded during the relevant period and the number of shares of Parent Common Stock traded at that price during such period) by (ii) the total number of shares of Parent Common Stock traded on the NYSE (during regular trading session hours) at all prices during such period, all as reported by Bloomberg LP.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

ACM	Section 1.1(a)
Action	Section 1.1(a)
Additional Parent Amendment	Section 1.1(a)
Adverse Recommendation Change	Section 8.3(d)
Advisory Agreement	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Cash Consideration	Section 4.1(c)
Aggregate Stock Consideration	Section 1.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.3(a)
Alternative Equity Financing	Section 8.22(b)
APA	Recitals
Articles of First Merger	Section 2.2(b)
Articles of Second Merger	Section 2.2(c)
Audit Reports	Section 5.28(f)
Benefit Plan	Section 1.1(a)
Book Entry Shares	Section 3.1(d)
Brand License Agreement	Section 1.1(a)
Business Day	Section 1.1(a)
CHC	Recitals
Chosen Courts	Section 11.9
CHP GP	Recitals
CHP TRS	Recitals
CHP TRS Common Stock	Recitals
Claim	Section 8.5(a)
Claim Expenses	Section 8.5(a)
Closing VWAP	Section 1.1(a)
CNL Advisor	Section 1.1(a)
CNL Merger Sub	Preamble
Code	Section 1.1(a)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 1.1(a)
Company Acquisition Proposal	Section 1.1(a)
Company Affiliates	Section 1.1(a)
Company Board	Recitals
Company Board Designees	Section 8.17
Company Board Recommendation	Section 5.3(c)
Company Bylaws	Section 1.1(a)
Company Charter	Section 1.1(a)
Company Common Stock	Recitals
Company Confidentiality Agreement	Section 1.1(a)
Company Contract Property	Section 5.17(a)
Company Covered Entity	Section 5.28(k)
Company Data	Section 1.1(a)
Company Debt Agreement	Section 1.1(a)
Company Disclosure Letter	Article 5
Company Existing Credit Agreement	Section 1.1(a)
Company Existing Manager	Section 5.12(m)
Company Financial Advisor	Section 5.20

Company Insurance Policies	Section 5.19
Company Intellectual Property	Section 5.14(b)
Company IT Systems	Section 1.1(a)
Company Leases	Section 1.1(a)
Company Liability Limitation	Section 10.4
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 5.18(b)
Company Owned Intellectual Property	Section 1.1(a)
Company Permits	Section 5.5(a)
Company Permitted Liens	Section 1.1(a)
Company Preferred Stock	Section 5.2(a)
Company Privacy Requirements	Section 5.15(a)
Company Properties	Section 1.1(a)
Company Property Management Agreements	Section 5.17(k)
Company Real Property Leases	Section 1.1(a)
Company Registered Intellectual Property	Section 5.14(a)
Company Related Parties	Section 10.4
Company Restricted Stock Award	Section 3.1(a)(iii)
Company SEC Documents	Section 5.6(a)
Company Special Distribution	Section 1.1(a)
Company Stockholder Approval	Section 1.1(a)
Company Stockholders’ Meeting	Section 8.1(b)(i)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 5.11(i)
Company Superior Proposal	Section 1.1(a)
Company Tax Protection Agreements	Section 5.11(i)
Company Terminating Breach	Section 10.1(c)(i)
Company Termination Fee	Section 1.1(a)
Company Third Party	Section 5.17(g)
Company Title Insurance Policies	Section 5.17(i)
Company Title Insurance Policy	Section 5.17(i)
Company Transaction Expenses	Section 8.13
Construction Project	Section 5.17(j)
Conversant Warrants	Section 1.1(a)
Cost Report	Section 1.1(a)
Debt Commitment Letter	Section 6.21(b)
Debt Financing	Section 8.15(a)
Debt Financing Entities	Section 1.1(a)
Debt Financing Parties	Section 1.1(a)
DSOS	Section 1.1(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
Equity Financing	Section 6.21(a)
Equity Purchase	Section 2.1(b)
Equity Purchase Closing	Section 2.2(a)
Equity Purchase Effective Time	Section 2.2(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Event	Section 1.1(a)
Excess Shares	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 4.1(a)

Exchange Fund	Section 4.2(c)
Exchange Ratio	Section 1.1(a)
Excluded Shares	Section 3.1(a)(i)
Expense Amount	Section 1.1(a)
Expenses	Section 1.1(a)
Financing Failure	Section 8.22(b)
First Closing Date	Section 2.2(a)
First Merger	Section 2.1(d)
First Merger Effective Time	Section 2.2(b)
Fraud	Section 10.2
Full Quarter Dividend	Section 7.1(b)(iii)
GAAP	Section 1.1(a)
Government Reimbursement Program	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Health Care Laws	Section 1.1(a)
Health Information Laws	Section 5.28(k)
HIPAA	Section 1.1(a)
Holdco	Preamble
Holder	Section 3.1(c)
Indebtedness	Section 1.1(a)
Indemnified Parties	Section 8.5(a)
Indemnity Exceptions	Section 8.15(e)
Inquiry	Section 8.3(a)
Intellectual Property	Section 1.1(a)
Intercompany Lease	Section 1.1(a)
Interim Period	Section 7.1(a)
Intervening Event	Section 1.1(a)
Investment Agreement(s)	Section 1.1(a)
Investment Company Act	Section 1.1(a)
Investors	Section 1.1(a)
IRS	Section 1.1(a)
IT Systems	Section 1.1(a)
Joint Proxy Statement	Section 8.1(a)
Joint Proxy Statement/Prospectus	Section 8.1(a)
Knowledge	Section 1.1(a)
Labor Agreement	Section 5.12(d)
Law	Section 1.1(a)
LBP	Section 1.1(a)
Leased Company Property	Section 1.1(a)
Letter of Credit	Recitals
Lien	Section 1.1(a)
Malicious Code	Section 1.1(a)
Managed Properties	Section 1.1(a)
Merger One Percentage	Section 1.1(a)
Merger One Remaining Percentage	Section 1.1(a)
MGCL	Recitals
Misconduct Allegation	Section 5.12(g)
New Certificates	Section 3.1(d)
NNN Properties	Section 1.1(a)
Notice of Change of Recommendation	Section 8.3(e)
Notice of Change Period	Section 8.3(e)

NYSE	Section 1.1(a)
Off-the-Shelf Software	Section 1.1(a)
Old Certificate	Section 3.1(d)
Operating Partnership	Recitals
Opinion Giver	Section 9.2(g)
Order	Section 1.1(a)
Ordinary-Course Oversight	Section 1.1(a)
Organizational Documents	Section 1.1(a)
Outside Date	Section 10.1(b)(i)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Section 6.3(b)
Parent Bylaws	Section 1.1(a)
Parent Charter	Section 1.1(a)
Parent Charter Amendment	Section 1.1(a)
Parent Common Stock	Section 1.1(a)
Parent Confidentiality Agreement	Section 1.1(a)
Parent Data	Section 1.1(a)
Parent Disclosure Letter	Article 6
Parent Intellectual Property	Section 1.1(a)
Parent IT Systems	Section 1.1(a)
Parent Liability Limitation	Section 10.4
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 6.18(a)
Parent Per Share Stock Value	Section 1.1(a)
Parent Permits	Section 6.5(a)
Parent Permitted Liens	Section 1.1(a)
Parent Preferred Stock	Section 1.1(a)
Parent Privacy Requirements	Section 6.15(a)
Parent Properties	Section 1.1(a)
Parent Related Parties	Section 10.4
Parent SEC Documents	Section 6.6(a)
Parent Stock	Section 1.1(a)
Parent Stock Plans	Section 1.1(a)
Parent Stockholder Approval	Section 1.1(a)
Parent Stockholders’ Meeting	Section 8.1(b)(ii)
Parent Subsidiary	Section 1.1(a)
Parent Terminating Breach	Section 10.1(d)(i)
Parent Termination Fee	Section 1.1(a)
Parent Third Party	Section 6.14(c)
Partial Quarter Dividend	Section 7.1(b)(iii)
Parties	Preamble
Party	Preamble
Payoff Indebtedness	Section 8.15(c)
Payoff Instructions	Section 8.13
Payoff Letter	Section 8.15(c)
Per Share Cash Consideration	Section 1.1(a)
Per Share Stock Consideration	Section 3.1(a)(ii)
Permitted Debt Commitments	Section 1.1(a)
Permitted REIT Dividend	Section 7.1(c)
Person	Section 1.1(a)
Personal Information	Section 1.1(a)

PFAS	Section 1.1(a)
Plan of Liquidation	Section 1.1(a)
Privacy and Data Security Laws	Section 1.1(a)
Process	Section 1.1(a)
Processed	Section 1.1(a)
Processing	Section 1.1(a)
Property Permit	Section 1.1(a)
Proposed 2026 Budget	Section 8.21
Prospectus	Section 8.1(a)
Purchased Equity	Section 2.1(b)
Qualified REIT Subsidiary	Section 5.11(b)
Qualifying Income	Section 10.3(f)
RCRA	Section 1.1(a)
Real Property Contract	Section 5.17(q)
Referenced Entity	Section 1.1(a)
Registration Statement	Section 8.1(a)
Regulatory Approvals	Section 1.1(a)
Regulatory Filings	Section 5.28(f)
REIT	Section 1.1(a)
Related Party Agreements	Section 5.25
Release	Section 1.1(a)
Remaining Share Interest	Section 3.1(a)(ii)
Remuneration	Section 5.28(i)
Representative	Section 1.1(a)
SDAT	Section 1.1(a)
SEC	Section 1.1(a)
Second Closing Date	Section 2.2(b)
Second Merger	Section 2.1(e)
Second Merger Effective Time	Section 2.2(c)
Securities Act	Section 1.1(a)
Security Incident	Section 1.1(a)
Share Pricing Methodology	Section 8.23(a)(iii)
Site Access Agreement	Section 1.1(a)
SNDA Merger Sub	Preamble
Software	Section 1.1(a)
Solvent	Section 6.22
SOX Act	Section 5.6(d)
Special Committee	Recitals
Stock Issuance	Recitals
Surviving Entity	Section 2.1(e)
Takeover Statutes	Section 5.24
Tax	Section 1.1(a)
Tax Allocation Statement	Section 2.5(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 5.11(b)
Taxes	Section 1.1(a)
Third-Party Payors	Section 1.1(a)
Trademarks	Section 1.1(a)
Trading Day	Section 1.1(a)
Transaction Consideration	Section 1.1(a)
Transactions	Section 1.1(a)
Transfer Taxes	Section 8.11

Transition Services Agreement	Recitals
Treasury Regulations	Section 1.1(a)
Union	Section 5.12(d)
VWAP	Section 1.1(a)
Willful And Material Breach	Section 10.2

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;

(h) references to a Person are also to its successors and permitted assigns;

(i) except when used together with the word “either”, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(j) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars;

(k) where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement;

(l) any reference to “days” means calendar days unless Business Days are expressly specified. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day;

(m) unless the context clearly requires otherwise, when used herein, (i) “any” will have the same meaning as “any and all,” (ii) the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (iii) the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement, and (iv) if a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb);

(n) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; and

(o) the phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents (i) to Parent, mean that such information, materials or documents have been posted to the electronic data site established by Company for purposes of due diligence of Company and the Company Subsidiaries and their respective businesses in connection with the Transactions, and (ii) to Company, mean that such information, materials or documents have been physically or electronically delivered to Company, in each case, on or before one Business Day prior to the date hereof.

Article 2

THE TRANSACTIONS

Section 2.1 Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (including Section 2.2), the Parties shall cause the following transactions to be consummated:

(a) prior to the First Closing Date, Parent shall prepare and, on or prior to the First Closing Date, Parent shall (i) cause a certificate of amendment with respect to the Parent Charter Amendment to be duly executed and filed with the DSOS and to become effective as soon as practicable on the First Closing Date (but in any event prior to the acceptance for record of the Articles of First Merger on the First Closing Date pursuant to Section 2.1(d)) as provided under the Delaware General Corporation Law, and (ii) make any other filings, recordings or publications required, if any, under the Delaware General Corporation Law in connection with the Parent Charter Amendment;

(b) on the First Closing Date, Company shall sell, transfer, assign, convey, and deliver to SNDA Merger Sub, and SNDA Merger Sub shall acquire and accept from Company (pursuant to transfer documents reasonably acceptable to Company and Parent), (i) operating partnership units of the Operating Partnership representing the Merger One Percentage minus 0.5% of the outstanding operating partnership units of the Operating Partnership, (ii) a membership interest in CHP GP representing a 50% membership interest in CHP GP, and (iii) shares of CHP TRS Common Stock representing the Merger One Percentage of the issued and outstanding shares of CHP TRS Common Stock (collectively, the units, interest and shares described in clauses (i), (ii) and (iii), the “Purchased Equity”, and the transactions contemplated by clauses (i), (ii) and (iii), collectively, the “Equity Purchase”). In consideration for the sale, transfer, assignment, conveyance, and delivery of the Purchased Equity to SNDA Merger Sub, Parent shall issue to Company the Aggregate Stock Consideration. In satisfaction of Parent’s obligation pursuant to the foregoing sentence, Parent shall deliver, or cause to be delivered, the Aggregate Stock Consideration to the Exchange Agent at the Equity Purchase Effective Time for the benefit of the Company, and following the First Merger Effective Time, for the benefit of and for further distribution to, the Holders in accordance with the terms and conditions set forth in Article 3 and Article 4;

(c) on the First Closing Date, effective concurrently with the Equity Purchase Effective Time, Company shall adopt the Plan of Liquidation;

(d) on the First Closing Date, following Company’s adoption of the Plan of Liquidation, CNL Merger Sub shall merge with and into Company in accordance with the MGCL, whereupon the separate existence of CNL Merger Sub shall cease and Company shall continue as the surviving entity in such merger (such merger, the “First Merger”). The First Merger shall have the effects provided in this Agreement and as specified in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the First Merger Effective Time, Company shall possess all properties, rights, privileges, immunities, powers, licenses, authority and franchises of Company and CNL Merger Sub, and all of the claims, obligations, liabilities, restrictions, debts and duties of Company and CNL Merger Sub shall become the claims, obligations, liabilities, restrictions, debts and duties of Company; and

(e) on the Second Closing Date, Company shall merge with and into SNDA Merger Sub in accordance with the MGCL, whereupon the separate existence of Company shall cease and SNDA Merger Sub shall continue as the surviving entity, to be called “SSL Sparti Property Holdings Inc.” (the “Surviving Entity”), in such merger (such merger, the “Second Merger”). The Second Merger shall have the effects provided in this Agreement and as specified in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Second Merger Effective Time, Surviving Entity shall possess all properties, rights, privileges, immunities, powers, licenses, authority and franchises of SNDA Merger Sub and Company, and all of the claims, obligations, liabilities, restrictions, debts and duties of SNDA Merger Sub and Company shall become the claims, obligations, liabilities, restrictions, debts and duties of Surviving Entity.

Section 2.2 Closings; Effective Times. Unless this Agreement shall have been terminated in accordance with Article 10 hereof, and subject to the other terms and conditions of this Agreement:

(a) the closing of the Equity Purchase and the concurrent issuance by Parent of the Aggregate Stock Consideration to Company (the “Equity Purchase Closing”) will take place remotely through the electronic exchange of documents and signatures (or their electronic counterparts) effective at 4:01 p.m. Eastern Time (the “Equity Purchase Effective Time”) on the date that is five Business Days after all conditions to the Equity Purchase Closing set forth in Article 9 have been satisfied (other than those conditions that by their nature are to be satisfied or waived at the Equity Purchase Closing, but subject to the satisfaction or valid waiver of such conditions), or on such other date and time as the Parent and Company may mutually agree upon in writing; provided, that without the prior written consent of Parent, the Equity Purchase Closing shall not occur prior to the date that is four months from the date hereof; provided, further, that in the event that the calendar day after the Business Day upon which the closing of the Equity Purchase would occur pursuant to the foregoing is not itself a Business Day, the Equity Purchase Closing shall occur on the first Business Day thereafter that is followed by a calendar day that is also a Business Day. The actual date of the Equity Purchase Closing is referred to as the “First Closing Date.” The Business Day after the First Closing Date is referred as the “Second Closing Date.” Effective immediately upon the occurrence of the Equity Purchase Closing, all of the conditions set forth in Article 9 hereof shall irrevocably be deemed to be satisfied for all purposes of this Agreement.

(b) on the First Closing Date, Company and CNL Merger Sub shall cause the First Merger to be consummated under the MGCL by (i) causing articles of merger with respect to the First Merger (the “Articles of First Merger”) to be duly executed, filed with the SDAT, and accepted for record by the SDAT, in each case as provided under the MGCL at such time as necessary to cause the First Merger to become effective as of 4:05 p.m. Eastern Time on the First Closing Date or such other time that the Parties shall have agreed upon and designated in the Articles of First Merger in accordance with the MGCL (the time upon which the First Merger shall become effective, the “First Merger Effective Time”), and (ii) making any other filings, recordings or publications required, if any, under the MGCL in connection with the First Merger; and

(c) SNDA Merger Sub and Company shall cause the Second Merger to be consummated under the MGCL effective on the Second Closing Date at the Second Merger Effective Time by (i) causing articles of merger with respect to the Second Merger (the “Articles of Second Merger”) to be duly executed, filed with the SDAT, and accepted for record by the SDAT, in each case as provided under the MGCL at such time as necessary to cause the Second Merger to become effective as of 8:00 a.m. Eastern Time on the Second Closing Date or such other time that the Parties shall have agreed upon and designated in the Articles of Second Merger in accordance with the MGCL (the time upon which the Second Merger shall become effective, the “Second Merger Effective Time”), and (ii) making any other filings, recordings or publications required, if any, under the MGCL in connection with the Second Merger. For the avoidance of doubt, the consummation of the Second Merger shall occur on the next Business Day following the consummation of the First Merger.

Section 2.3 Governing Documents. Without limiting Parent’s obligations pursuant to Section 8.5:

(a) at the First Merger Effective Time, (i) the Third Articles of Amendment and Restatement of Company, as in effect immediately prior to the First Merger Effective Time, shall be the charter of Company following the consummation of the First Merger, and (ii) the bylaws of Company, as in effect immediately prior to the First Merger Effective Time, shall be the bylaws of Company following the consummation of the First Merger, in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws; and

(b) at the Second Merger Effective Time, (i) the Articles of Incorporation of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be amended in a form reasonably acceptable to Parent, and as so amended, shall constitute the charter of the Surviving Entity, and (ii) the bylaws of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be the bylaws of the

Surviving Entity (except for the name of the Surviving Entity), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws.

Section 2.4 Management.

(a) From and after the First Merger Effective Time, the directors of Company immediately prior to the First Merger Effective Time shall be the directors of Company following the consummation of the First Merger, and the officers of Company immediately prior to the First Merger Effective Time shall be the officers of Company following the consummation of the First Merger, in each case, as set forth in the Articles of First Merger and until the Second Merger Effective Time.

(b) From and after the Second Merger Effective Time, the directors of SNDA Merger Sub immediately prior to the Second Merger Effective Time shall be the directors of the Surviving Entity following the consummation of the Second Merger, and the officers of SNDA Merger Sub immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Entity following the consummation of the Second Merger, in each case, as set forth in the Articles of Second Merger and until his or her respective resignation or removal or such time as his or her respective successor is duly elected or appointed and qualified in accordance with applicable Law and the Organizational Documents of the Surviving Entity.

Section 2.5 Tax Matters.

(a) Within 90 days after the Second Closing Date, Parent shall prepare a written allocation of the purchase price (for U.S. federal income tax purposes) among the assets treated as owned by Company for U.S. federal income tax purposes (the “Tax Allocation Statement”), which allocation shall be made in a manner that does not cause Company to fail to qualify as a REIT. Except as otherwise required pursuant to a “determination” by a taxing authority (within the meaning of Section 1313(a) of the Code or a similar provision of state, local or non-U.S. Law), the Parties shall, and shall cause their Affiliates to, file all Tax Returns based on taxable income in a manner that is in accordance with Section 8.23(a)(iii) and consistent with the Tax Allocation Statement and shall refrain from taking any action inconsistent therewith.

(b) Parent and Company agree to treat, for U.S. federal income tax purposes, any goodwill (or other intangible asset) owned directly or indirectly by the Company as deriving its value from real property or an interest in real property, as inseparable from that real property or interest in real property, and as not producing or contributing to the production of income other than consideration for the use or occupancy of space.

Article 3

EFFECTS OF THE TRANSACTIONS

Section 3.1 Effects on Securities.

(a) At the First Merger Effective Time, by virtue of the consummation of the First Merger, and without any further action on the part of Company, CNL Merger Sub, Parent, SNDA Merger Sub or the holders of any securities of Company, CNL Merger Sub, Parent, or SNDA Merger Sub:

(i) each share of Company Common Stock held by Parent, SNDA Merger Sub, Holdco or any Parent Subsidiary or wholly owned Company Subsidiary immediately prior to the First Merger Effective Time, if any, shall automatically be cancelled and retired and shall cease to exist effective as of the First Merger Effective Time (such shares of Company Common Stock to be so cancelled and retired, together with the Company Restricted Stock Awards, the “Excluded Shares”), no Transaction Consideration shall be paid with respect thereto, and no other payment or right shall inure or be made with respect thereto in connection with or as a consequence of the Transactions;

(ii) subject to Section 4.1(g), (A) the Merger One Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) shall be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), and (B) the Merger One Remaining Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) (the “Remaining Share Interest”) shall continue to be issued and outstanding and held by the Holder thereof;

(iii) Company shall take all actions necessary so that each restricted stock award in respect of shares of Company Common Stock that is outstanding as of the date hereof or granted after the date hereof (a “Company Restricted Stock Award”) shall be forfeited immediately prior to the First Merger Effective Time and shall not be entitled to receive any Transaction Consideration in connection with the Transactions; and

(iv) all of the shares of capital stock of CNL Merger Sub issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled for no consideration and cease to exist effective as of the First Merger Effective Time.

(b) At the Second Merger Effective Time, by virtue of the consummation of the Second Merger and without any further action on the part of Company, Parent, SNDA Merger Sub or the holders of any securities of Company, Parent, or SNDA Merger Sub:

(i) each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) shall be automatically cancelled and converted into the right to receive the Per Share Cash Consideration;

(ii) any shares of Company Common Stock issued between the First Merger Effective Time and the Second Merger Effective Time shall be cancelled for no consideration and cease to exist effective as of the Second Merger Effective Time; and

(iii) all of the shares of common stock, $0.01 par value per share, in SNDA Merger Sub issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Entity effective as of the Second Merger Effective Time.

(c) In the event that, subsequent to the date of this Agreement but prior to the Second Merger Effective Time, the Company Common Stock and/or the Parent Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the capitalization of Company or Parent, respectively, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then the Transaction Consideration shall be proportionally and appropriately adjusted to provide the holders of record of shares of Company Common Stock (each, a “Holder”) the same economic effect as contemplated by this Agreement prior to such event. Without limiting the foregoing and notwithstanding anything to the contrary herein, if the Company Board or Company declares or pays one or more Company Special Distribution(s) between the date of this Agreement and the Second Merger Effective Time, then (i) the Per Share Cash Consideration shall be decreased by an amount equal to the aggregate amount per share of Company Common Stock subject to such Company Special Distribution(s), and (ii) if the aggregate amount per share of Company Common Stock subject to such Company Special Distribution(s) exceeds the amount of the Per Share Cash Consideration, then the Per Share Cash Consideration shall be equal to $0 and then, in the definition of “Exchange Ratio”, the reference to $4.58 shall be reduced by the amount of such Company Special Distribution(s) in excess of $2.32. The Transaction Consideration, as so adjusted, shall, from and after the date of such event, be the Transaction Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided, however, that nothing set forth in this Section 3.1(c) shall be construed to supersede or in any way limit the prohibitions set forth in Section 7.1 hereof.

(d) As of the First Merger Effective Time, the Merger One Percentage of each share of Company Common Stock converted into the right to receive the Per Share Stock Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and as of the Second Merger Effective Time, each Remaining Share Interest converted into the right to receive the Per Share Cash Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Transaction Consideration in accordance with, and subject to, this Article 3, (ii) without duplication, cash in lieu of fractional shares of Parent Common Stock, if applicable, pursuant to this Article 3 and Section 4.1(g), without any interest thereon, and (iii) any dividends or other distributions that the holder thereof has the right to receive pursuant to Section 4.1 without any interest thereon. The Old Certificates previously representing shares of Company Common Stock which are to be converted into Parent Common Stock shall be exchanged for evidence of shares in book-entry form (collectively, referred to herein as “Book Entry Shares”) or, in Parent’s sole discretion, certificates (collectively, referred to herein as “New Certificates”), representing the aggregate Per Share Stock Consideration payable to the applicable Holder (together with any dividends or other distributions with respect thereto and cash in lieu of fractional shares of Parent Common Stock issued in consideration therefor) and the aggregate Per Share Cash Consideration payable to the applicable Holder, as applicable, upon the surrender of such Old Certificates in accordance with Section 4.1, without any interest thereon.

Article 4

EXCHANGE OF SHARES

Section 4.1 Exchange Fund; Exchange Agent.

(a) Prior to the mailing of the Joint Proxy Statement/Prospectus, or such other date as Parent and Company shall mutually agree, Parent or Holdco will enter into an exchange and paying agent and nominee agreement with Computershare, Inc. (the “Exchange Agent”) in a form reasonably acceptable to Parent and Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by Article 3 and this Article 4 and with investment instructions with respect to any investment of the Exchange Fund, as directed by Holdco; provided, that such investments shall be in obligations of or fully guaranteed by the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity as the Surviving Entity directs. No investment of the Exchange Fund shall relieve the Surviving Entity or the Exchange Agent from making the payments required by this Article 4, and following any losses from any such investment, Holdco and the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the payment obligations hereunder for the benefit of the Holders, which additional funds will be deemed to be part of the Exchange Fund. Parent, on behalf of Holdco, shall pay the fees and expenses of the Exchange Agent.

(b) At or before the Equity Purchase Effective Time, Parent, on behalf of SNDA Merger Sub, shall deposit or cause to be deposited with the Exchange Agent, for the benefit of Company prior to the consummation of the First Merger, and from and after the First Merger Effective Time, for the benefit of the Holders, (i) Book Entry Shares or, in Parent’s sole discretion, New Certificates representing the Aggregate Stock Consideration, and (ii) cash in an amount sufficient to pay the cash in lieu of any fractional shares of Parent Common Stock determined in accordance with Section 4.1(g).

(c) At or before the Equity Purchase Effective Time, Parent, on behalf of SNDA Merger Sub, shall deposit or cause to be deposited with the Exchange Agent, to be held in escrow for the benefit of Parent and solely for the purposes set forth herein until the Second Merger Effective Time, and automatically on the occurrence of the Second Merger Effective Time and satisfaction of the condition in Section 9.2(g)(ii), exclusively for the benefit of the Holders, cash in immediately available funds in an amount sufficient to pay the aggregate Per Share Cash Consideration payable to Holders (the “Aggregate Cash Consideration”, and together with cash in lieu of any fractional shares of Parent Common Stock determined in accordance with Section 4.1(g) and any dividends or other distributions with a record date after the Second Merger Effective Time theretofore paid with respect to such whole shares of Parent Common Stock with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(d) As promptly as practicable after the Second Merger Effective Time, but in no event later than five Business Days thereafter, Parent shall cause the Exchange Agent to deliver the Transaction Consideration to each holder of record of one or more Old Certificates, which such holder shall have become entitled to receive in accordance with, and subject to, Section 3.1 and this Article 4, including, without duplication, any cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate(s) shall have been converted into the right to receive pursuant to this Agreement. As promptly as practicable after completion of the procedures set forth in this Article 4, the holder of such Old Certificate(s) shall be entitled to receive in exchange therefor, as applicable, (i) Book Entry Shares or, in Parent’s sole discretion, a New Certificate representing the aggregate Per Share Stock Consideration to which such Holder shall have become entitled to receive in accordance with, and subject to, Section 3.1, and (ii) a check or wire transfer representing the amount of (A) the aggregate Per Share Cash Consideration that such holder has the right to receive in respect of the Old Certificate(s) in accordance with, and subject to, Section 3.1 and this Article 4, and (B) any cash in lieu of fractional shares of Parent Common Stock that such holder has the right to receive in respect of the Old Certificate(s) pursuant to Section 4.1(g), and the Old Certificate(s) shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock payable to holders of Old Certificates or dividends or other distributions to which the holder presenting such Old Certificates is entitled pursuant to Section 4.1(g). Each Old Certificate shall be deemed (1) at any time after the First Merger Effective Time and before the Second Merger Effective Time, to represent only the right to receive the Per Share Stock Consideration, including, without duplication, any cash in lieu of fractional shares of Parent Common Stock or in respect of dividends or other distributions as contemplated by Section 4.1(g), and (2) at any time after the Second Merger Effective Time, to represent only the right to receive, together with the Per Share Stock Consideration, the Per Share Cash Consideration in respect of each share of Company Common Stock represented thereby.

(e) If any Book Entry Share or, in Parent’s sole discretion, New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate(s) is or are registered, it shall be a condition of the issuance thereof that the Old Certificate(s) be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of such Book Entry Share or a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate(s), or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f) From and after the First Merger Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the First Merger Effective Time, Persons who held shares of Company Common Stock immediately prior to the First Merger Effective Time shall cease to have rights with respect thereto, except the Remaining Share Interest or as otherwise provided for in this Agreement. If, after the First Merger Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged after the Second Merger Effective Time for the Transaction Consideration, including, without duplication, cash in lieu of fractional shares of Parent Common Stock, and dividends or other distributions to which the holder presenting such Old Certificates is entitled pursuant to Section 4.1(d), in each case, as provided in this Article 4.

(g) Notwithstanding anything to the contrary contained herein, no Book Entry Shares or New Certificates or scrip representing fractional shares of Parent Common Stock shall be delivered in exchange for Old Certificates, and no dividend or other distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the delivery of any such fractional share, after aggregating all shares of Company Common Stock converted with respect to each such former Holder, the Exchange Agent, on behalf of Parent and Holdco, shall pay to each former Holder who otherwise would be entitled to receive such fractional shares an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Closing VWAP by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock that such Holder would otherwise be entitled to receive pursuant to Section 3.1. Any shares issued by Parent in the Equity Purchase that are not delivered to former Holders by virtue of this Section 4.1(g) shall be returned by the Exchange Agent to Parent.

(h) At any time after the First Merger Effective Time, the Holders shall, in respect of the Merger One Percentage of each share of Company Common Stock converted into the Per Share Stock Consideration in the First Merger, only hold the right to receive the Per Share Stock Consideration (as may be adjusted in accordance with Section 3.1(c)) as contemplated by this Article 4. At any time after the Second Merger Effective Time, the Holders shall, in respect of each Remaining Share Interest converted into the Per Share Cash Consideration in the Second Merger, only hold the right to receive the Per Share Cash Consideration (as may be adjusted in accordance with Section 3.1(c)) as contemplated by this Article 4. No interest shall be paid or accrued for the benefit of Holder on the Transaction Consideration.

(i) Any portion of the Exchange Fund that remains undistributed to the Holders for 12 months after the Second Closing Date shall be delivered to the Surviving Entity upon demand, and any former Holders of shares of Company Common Stock who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Entity (and only as general creditors thereof) for payment of the Transaction Consideration, including, without duplication, cash in lieu of any fractional shares of Parent Common Stock, and any unpaid dividends and other distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such Holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Holdco, Company, the Surviving Entity, the Exchange Agent or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Transaction Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by former Holders of any shares of Company Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such Holders or their successors, assigns or personal representatives previously entitled thereto.

Section 4.2 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, Holdco, Company, and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Transaction Consideration or any other amounts otherwise payable pursuant to this Agreement to any Holder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state or local Tax Law; provided, however, that prior to any such withholding prior notice is given to the recipient and the Parties cooperate to minimize or eliminate any such withholding. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Restricted Stock Awards in respect of which the deduction and withholding was made.

Section 4.3 Dissenters’ Rights. No dissenters’ rights, appraisal rights or rights of an objecting stockholder shall be available with respect to the Transactions, including any remedy under Title 3, Subtitle 2 of the MGCL.

Article 5

REPRESENTATIONS AND WARRANTIES OF COMPANY AND CNL MERGER SUB

Except (a) subject to Section 11.14, as set forth in the disclosure letter prepared by Company and delivered by Company to Parent, Holdco, and SNDA Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 5); provided, that nothing set forth or disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.2 and Section 5.7, Company hereby represents and warrants to Parent, Holdco and SNDA Merger Sub that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. CNL Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Company and CNL Merger Sub has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Each of Company and CNL Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. CNL Merger Sub is a wholly owned subsidiary of Company. CNL Merger Sub was formed solely for the purpose of engaging in the Transactions and has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Transactions.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Section 5.1(c) of the Company Disclosure Letter sets forth a true, complete and correct list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of the issued and outstanding equity interests held, directly or indirectly, by Company in each Company Subsidiary (and, if a Company Subsidiary is held indirectly by Company, such information with respect to the direct holder thereof), (iii) the names, type and percentage of such equity interests held by any Person other than Company or a Company Subsidiary in each Company Subsidiary and (iv) the classification for United States federal income tax purposes of each Company Subsidiary and whether such Company Subsidiary is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(d) Neither Company nor any Company Subsidiary directly owns any equity or debt securities in any Person (other than in the Company Subsidiaries as set forth in Section 5.1(c) of the Company Disclosure Letter and investments in short-term investment securities). With respect to each Person set forth on Section 5.1(c) of the Company Disclosure Letter, Section 5.1(d) of the Company Disclosure Letter sets forth the U.S. federal income tax status of such Person as a Qualified REIT Subsidiary, Taxable REIT Subsidiary, corporation, partnership or entity disregarded from its owner.

Section 5.2 Capital Structure.

(a) The authorized capital stock of Company consists of 1,120,000,000 shares of Company Common Stock, 300,000,000 Excess Shares, and 200,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”). As of October 30, 2025, (i) 175,274,045.455 shares of Company Common Stock were issued and outstanding (including 1,331,917.566 shares of Company Common Stock issued and outstanding in the form of Company Restricted Stock Awards), (ii) no Excess Shares were issued and outstanding, and (iii) no shares of Company Preferred Stock were issued and outstanding. Except as set forth in the immediately preceding sentence, at the close of business on October 30, 2025, Company does not have any shares of beneficial interest, shares of capital stock, equity-based awards or other rights with respect to shares of Company’s stock or other equity or voting interests issued and outstanding (or which are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests). As of October 30, 2025, no shares of capital stock of Company have been reserved for issuance. Section 5.2(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of October 30, 2025, of all outstanding Company Restricted Stock Awards. All Company Restricted Stock Awards were granted, accounted for, reported and disclosed in accordance with applicable Laws and accounting rules and validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and recorded on Company’s financial statements in accordance with GAAP.

(b) All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which Holders may vote (whether together with such Holders or as a separate class).

(c) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options, conversion rights or exchange rights are duly authorized and, upon issuance will be validly issued and, if applicable, fully paid and nonassessable. Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all Liens, claims, call rights, options, limitations on Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever (except as set forth in the Organizational Documents of such Company Subsidiary).

(d) Other than pursuant to the Organizational Documents of Company or the Company Subsidiaries, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(e) Other than pursuant to the Organizational Documents of Company, the Company Subsidiaries or other entities in which Company directly or indirectly owns an interest or the Company Debt Agreements, neither Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other equity interests of Company or any of the Company Subsidiaries or which restrict the transfer of any such shares.

(f) Company does not have a “poison pill” or similar stockholder rights plan or anti-takeover plan in effect.

(g) Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(h) All dividends or other distributions on the shares of Company Common Stock and any dividends or other distributions on any securities of any non-wholly-owned Company Subsidiary that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(i) Company is the sole limited partner of CHP Partners, LP and its wholly owned subsidiary, CHP GP, LLC, is the sole general partner of CHP Partners, LP.

Section 5.3 Authority.

(a) Each of Company and CNL Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions to which each of Company and CNL Merger Sub is a party, including the Equity Purchase, the First Merger, and the Second Merger, as applicable. The execution, delivery and performance of this Agreement by each of Company and CNL Merger Sub and the consummation by each of Company and CNL Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of Company and CNL Merger Sub, and no other corporate proceedings on the part of Company and CNL Merger Sub are necessary to authorize this Agreement or the Equity Purchase, the First Merger, or the Second Merger, as applicable, or to consummate the Transactions, subject to (i) the receipt of the Company Stockholder Approval, and (ii) the filing of the Articles of First Merger and the Articles of Second Merger with, and acceptance for record of the Articles of First Merger and the Articles of Second Merger by, the SDAT. This Agreement has been duly authorized, executed and delivered by each of Company and CNL Merger Sub, and assuming due authorization, execution and delivery by Parent, Holdco and SNDA Merger Sub, constitutes a legally valid and binding obligation of each of Company and CNL Merger Sub enforceable against each of Company and CNL Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Special Committee, at a duly held meeting, has unanimously (i) having fully considered the Transactions, the APA and the Transition Services Agreement, determined that the Transactions are advisable and in the best interests of Company and its stockholders, (ii) recommended that the Company Board authorize and approve the execution and delivery of this Agreement by Company and the Company Subsidiaries party hereto and the performance by Company and the Company Subsidiaries party hereto of the Transactions, and (iii) recommended that the Company Board submit the Transactions to a vote of the Holders.

(c) The Company Board, at a duly held meeting, has, on behalf of Company, unanimously, acting upon the recommendation of the Special Committee, (i) determined and declared that the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by the Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, (iii) directed that the Transactions be submitted to a vote of the Holders, and (iv) resolved to recommend that the Holders vote for the approval of the Transactions (such recommendation, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 8.3.

(d) The Board of Directors of CNL Merger Sub, on behalf of CNL Merger Sub, has (i) determined that the First Merger is advisable, (ii) authorized and approved the execution and delivery by CNL Merger Sub of this Agreement and the performance by CNL Merger Sub of the First Merger, and (iii) directed that the First Merger be submitted to a vote of the Company as the sole stockholder of CNL Merger Sub, and resolved to recommend that Company, as the sole stockholder of CNL Merger Sub, vote to approve the First Merger in accordance with the MGCL by written consent in lieu of a meeting.

Section 5.4 No Conflict; Required Filings and Consents.

(a) Assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained, all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of Company and CNL Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) subject to receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or the Company Bylaws, or (B) any equivalent Organizational Document of any Company Subsidiary, (ii) conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under, or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company or any Company Subsidiary, except, as to clauses (i)(B), (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Company and CNL Merger Sub does not, and the performance of this Agreement by each of Company and CNL Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement/Prospectus in preliminary and definitive form, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) the filing of the Articles of First Merger and the Articles of Second Merger with, and the acceptance for record of the Articles of First Merger and the Articles of Second Merger by, the SDAT pursuant to the MGCL, (iii) such filings as may be required in connection with state and local Transfer Taxes, (iv) such filings as may be required under state securities or state “blue sky” Laws, (v) as set forth in Section 5.4(b)(v) of the Company Disclosure Letter, (vi) such notices, approvals, consents, authorizations, filings, or registrations as may be required in connection with the transfer, reissuance, amendment or continued effectiveness of any Company Permits and Property Permits as set forth on Section 5.4(b)(vi) of the Company Disclosure Letter; and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.5 Permits; Compliance with Law.

(a) Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, consents, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the ownership of the material assets, operation of the Company Properties or lawful conduct of their respective businesses (such permits, excluding Environmental Permits, but specifically including Property Permits, the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Company and each of the Company Subsidiaries are in compliance and, for the past three years, have been in compliance, with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for Ordinary-Course Oversight, neither Company nor any Company Subsidiary has received any written or, to Company’s Knowledge, oral notice nor has any Knowledge indicating that it is not in compliance with the terms of any Company Permit, except where the failure to so comply does not have and would not reasonably be expect to have, individually or in the aggregate, a Company Material Adverse Effect. To Company’s Knowledge, none of Company or any Company Subsidiary has received written notice that any Company Permit cannot be renewed in the ordinary course of business. To the Company’s Knowledge, none of the Company Permits that are material to the business of the Company and the Company Subsidiaries, taken as a whole, will be adversely affected in any material respect by the Transactions. Neither Company nor any Company Subsidiary has been a party to or subject to any material Action or threatened Action seeking to revoke, suspend or otherwise limit any Company Permit.

(b) None of Company or any Company Subsidiary is or in the past three years has been in conflict with, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 5.11, Section 5.14, Section 5.16, or Section 5.17, which are addressed in those Sections) or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) There is no material property or obligation of Company or any entity in which Company owns a direct or indirect interest, including uncashed checks to vendors, tenants, or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment, unclaimed property or similar applicable Laws.

Section 5.6 SEC Documents; Financial Statements.

(a) Company has timely filed with, or furnished to (on a publicly available basis), the SEC all forms, documents, statements, schedules and reports required to be filed by Company with the SEC since January 1, 2023 (the forms, documents, statements, schedules and reports filed with the SEC since January 1, 2023, including any amendments thereto, the “Company SEC Documents”) in all material respects. As of their respective dates (or, if amended or superseded prior to the date of this Agreement, the date of the last such filing, or, in the case of registration statements, as of the effectiveness of), (i) the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Company’s Knowledge, Company does not have any outstanding or unresolved comments from the SEC with respect to any Company SEC Documents, none of the Company SEC Documents is the subject of ongoing SEC review, and no Company Subsidiary is separately required to file any form or report with the SEC pursuant to the Exchange Act.

(b) (i) To Company’s Knowledge, there have been no significant deficiencies or material weakness in Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting, and there has not been any change in its internal control over financial reporting that has occurred that would reasonably be expected to materially adversely affect Company’s internal control over financial reporting, (ii) Company has designed and maintained, and at all times since January 1, 2023 has maintained, disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Company and required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure, (iii) Company’s management or the CNL Advisor has completed an assessment of the effectiveness of Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, the Company’s conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation, and (iv) Company does not have any Knowledge of any fraud, whether or not material, that involves management who have a significant role in Company’s recording, processing, summarizing and reporting financial information and internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(c) Since January 1, 2023, (A) none of Company or any of the Company Subsidiaries has received in writing any material or, to Company’s Knowledge, oral complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of the Company Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2023, including any complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to Company’s Knowledge, no attorney representing Company or any of the Company Subsidiaries has reported to the Company Board or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2023, by Company, any of the Company Subsidiaries or any of their respective officers, directors, employees or agents. None of the CNL Advisor, Company or its principal executive officer or principal financial officer has received written notice from any Governmental Authority challenging or questioning Company’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act.

(d) Company has made available to Holdco true, complete and correct copies of all material written correspondence between the SEC, on one hand, and Company, on the other hand, since January 1, 2023. At all applicable times since January 1, 2023, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) and the rules and regulations thereunder, as amended from time to time. Since January 1, 2023, the principal executive officer and principal financial officer of Company have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder and the statements contained in all such certifications were, as of their respective dates made, true, complete and correct in all material respects. Since the end of Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Company’s internal control over financial reporting (whether or not remediated) and no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting.

(e) The consolidated financial statements, consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and consolidated statements of cash flows of Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present, in all material respects, in accordance with of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company and the Company Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(f) Company has made available, or prior to the First Closing Date will make available, to Holdco an internal report setting forth a true, correct, and complete list of all of Company’s and the Company Subsidiaries’ bank accounts, together with reconciled bank account balances as of September 30, 2025, and such reports are, to Company’s Knowledge, true, correct and complete in all material respects as of their respective dates. Section 5.6(f) of the Company Disclosure Letter sets forth the aggregate outstanding balance, on a consolidated basis, including principal amount and interest of all outstanding Indebtedness for borrowed money, of the Company and the Company Subsidiaries as of 8 a.m. Eastern Time on September 30, 2025.

(g) Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any Company Subsidiary in Company’s or such Company Subsidiary’s audited financial statements or other Company SEC Documents.

Section 5.7 Absence of Certain Changes or Events. From the date of Company’s most recent balance sheet included in the Company SEC Documents filed with the SEC at least two Business Days prior to the date of this Agreement through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement or any strategic transaction process by Company, (a)Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Company Material Adverse Effect, and (c) neither Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of Parent under, Section 7.1.

Section 5.8 No Undisclosed Material Liabilities. There are no material liabilities of Company or any of the Company Subsidiaries of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on Company’s most recent consolidated balance sheet (or notes thereto) included in the Company SEC Documents filed by Company with the SEC at least two Business Days prior to the date of this Agreement; (b) liabilities incurred pursuant to this Agreement; (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of Company’s most recent consolidated balance sheet (or notes thereto) included in the Company SEC Documents filed by Company with the SEC at least two Business Days prior to the date of this Agreement, or (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The fees payable to the CNL Advisor and Company’s financial advisor with respect to the Transactions pursuant to the Advisory Agreement shall be calculated pursuant to the formula set forth on Section 5.8 of the Company Disclosure Schedule. To Company’s

Knowledge, Section 8.13 (Payments) of the Company Disclosure Letter is true, correct and complete in all material respects as of the date hereof.

Section 5.9 No Default. Neither Company nor any of the Company Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, or (ii) the comparable Organizational Documents of any of the Company Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture or any Company Debt Agreement, to which Company or any of the Company Subsidiaries is a party or by which Company or any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) and this clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.10 Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect if adversely decided, as of the date of this Agreement and for the past three years, there has been no Action pending or, to Company’s Knowledge, threatened against or involving Company or any Company Subsidiary. Except as individually or in the aggregate would not reasonably be expected to be material to Company or the Company Subsidiaries (taken as a whole), as of the date of this Agreement, neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority or any agreement settling any Action or threatened Action against or involving Company or any Company Subsidiary pursuant to which Company or any Company Subsidiary has any ongoing obligations. As of the date of this Agreement, there is no Action pending or, to Company’s Knowledge, threatened against Company or any Company Subsidiary that challenges or seeks to prevent, enjoin or delay the Transactions or would reasonably be expected to have such effect.

Section 5.11 Taxes.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Company and each Company Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Company (i) for all taxable years commencing with its taxable year ended December 31, 2012 through its taxable year ended December 31, 2024, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2025 to the date hereof, and will continue to operate until the consummation of the Second Merger, in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Company’s Knowledge, threatened. No entity in which Company or any Company Subsidiary directly or indirectly owns an interest is or has been a corporation for U.S. federal income tax purposes, other than (i) a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or (ii) a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”). Section 5.1(c) and Section 5.1(d) of the Company Disclosure Letter set forth a true, correct and complete list of each entity in which Company or any Company Subsidiary directly owns an interest and the U.S. federal income tax status of such entity as a Qualified REIT Subsidiary, Taxable REIT Subsidiary, corporation, partnership or entity disregarded from its owner. Company does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal (and applicable state and local) income tax purposes. Company has satisfied the requirement under Section 856(c)(4)(B)(ii) of the Code with respect to all Taxable REIT Subsidiaries (including any entities with respect to which a protective Taxable REIT Subsidiary election was made).

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Company or any Company Subsidiary; (ii) no material deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to Company’s Knowledge, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) none of Company or any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) none of Company or any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file obtained in the ordinary course); and (v) none of Company or any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). No claim has been made by a Governmental Authority in a jurisdiction where Company or a Company Subsidiary does not file Tax Returns that Company or such Company Subsidiary is or may be subject to taxation in that jurisdiction.

(d) Each entity in which Company or any Company Subsidiary directly or indirectly owns an interest that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes.

(e) Neither Company nor any entity in which Company or any Company Subsidiary directly or indirectly owns an interest holds any asset the disposition of which would be subject to Treasury Regulations Section 1.337(d)-7 (or similar rules), nor have they disposed of any such asset during their current taxable year.

(f) For all taxable years commencing with their first taxable years, Company has not incurred (i) any material liability for Taxes under Section 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code or Treasury Regulations Section 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, or (ii) any liability for Taxes under Section 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) of the Code. None of Company or any entity in which Company or any Company Subsidiary directly or indirectly owns an interest has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ad valorem and similar property Taxes), or (B) transfer or similar Taxes arising in connection with sales of property.

(g) Company does not have any earnings and profits attributable to a non-REIT year of any predecessor or any other corporation.

(h) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to Company’s Knowledge threatened to raise, a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions, or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means each of CHP Partners, LP and any other Company Subsidiary that is a partnership for United States federal income tax purposes.

(j) There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Company Permitted Liens.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary arrangements under commercial contracts, leases or borrowings entered into in the ordinary course of business).

(l) Neither Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes, in each case that is still binding on Company or any Company Subsidiary.

(m) Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group, the common parent of which was CHP TRS or Company) or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(n) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(o) Neither Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with Transactions.

(p) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, no written power of attorney that has been granted by Company or any Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(q) This Section 5.11 contains the sole and exclusive representations and warranties of Company and the Company Subsidiaries with respect to Taxes and Tax matters (other than those matters described in Section  5.12).

Section 5.12 Benefit Plans; Employees.

(a) Neither Company nor any Company Subsidiary, directly or indirectly, is employing or engaging, and since January 1, 2023, has not employed or engaged, any employees.

(b) Section 5.12(b) of the Company Disclosure Letter sets forth a true and complete list of each material Benefit Plan. Neither Company nor any Company Subsidiary has any contract, plan or commitment, whether or not legally binding, to adopt or sponsor any Benefit Plan (except pursuant to this Agreement). For each material Benefit Plan, Company has provided or made available to the extent applicable correct and complete copies of the plan documents and all amendments thereto (or, to the extent no such copy exists, an accurate description).

(c) Company has provided a true and complete list of all individuals currently engaged on an independent contractor basis by, Company or any Company Subsidiary, specifying their (i) entity they are engaged by, (ii) principal work location, (iii) brief description of services, and (iv) annual base fee or hourly rate.

(d) Neither Company nor any Company Subsidiary is or, within the past three years has been, a party to, or bound by, any collective bargaining agreement, labor-related contract or other labor-related agreement with a trade or labor union, works council, or other bargaining unit representative (each, a “Union,” and such an agreement or arrangement with a Union, a “Labor Agreement”), nor are there any negotiations or discussions currently pending or, to Company’s Knowledge, threatened between Company, or any of the Company Subsidiaries, and any Union regarding any Labor Agreement, nor is Company or any of the Company Subsidiaries under an obligation to negotiate with any Union.

(e) There are no, and in the prior three years there have not been any material unfair labor practices, labor arbitrations, or other labor or employment-related Actions pending or, to Company’s Knowledge, threatened against Company or any of the Company Subsidiaries by or on behalf of any present or former employee of Company or any of the Company Subsidiaries or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing labor, employment, or terms and conditions of employment, including the termination of employment, or any other discriminatory, wrongful or tortious conduct on the part of Company or any of the Company Subsidiaries in connection with the employment relationship.

(f) To Company’s Knowledge, there are, and in the past three years there have been, no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving any employees of Company or any of the Company Subsidiaries with respect to their employment with the Company or any Company Subsidiaries.

(g) To Company’s Knowledge, in the past three years, there has been no allegation, complaint, charge or claim (whether formal or otherwise) on the basis of sexual harassment or misconduct, discrimination or other similar unlawful behavior made against any Person who is or was an officer or director of the Company or any Company Subsidiary (a “Misconduct Allegation”). In the past three years, Company and the Company Subsidiaries have investigated all Misconduct Allegations of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. Neither Company nor any Company Subsidiary has entered into any settlement agreement, confidentiality agreement or otherwise, relating directly or indirectly to any Misconduct Allegation.

(h) To Company’s Knowledge, Company and the Company Subsidiaries have for the past three years been and are in material compliance with all applicable Laws respecting employment and employment practices, including all Laws relating to terms and conditions of employment, equal employment opportunity and equal pay, background checks, worker classification as employees and independent contractors and as exempt or non-exempt under the Fair Labor Standards Act and comparable state laws, collective bargaining and labor relations, disability, accommodations, identity and employment eligibility verification, immigration, health and safety, wages (including meal times and rest breaks and overtime), hours and benefits, harassment, discrimination, retaliation, record retention, notice and posting requirements, leaves of absence (including paid sick leave), contractors and temporary employees, workers’ compensation, termination, plant closings and layoffs (including under WARN and comparable state, local or other Laws), unemployment compensation, and any other employment related matters. To Company’s Knowledge, all independent contractors or other individual engaged in any other non-employee role by Company or any Company Subsidiaries are and have for the past three years been at all times properly classified in all material respects as such for purposes of all Laws, including Laws with respect to employee benefits.

(i) None of Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event (other than a subsequent change in control)) will (i) result in the payment pursuant to any Benefit Plan in effect as of the date hereof of any amount that would, individually or in combination with any other such payment, be a “parachute payment” within the meaning of Section 280G of the Code, (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Company or any Company Subsidiary except as provided by this Agreement, (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of Company or any Company Subsidiary, or (iv) require any contributions or payments to fund any obligations under any Benefit Plan.

(k) To Company’s Knowledge, the Benefit Plans (and each related trust, insurance contract or fund) are and have been established, operated and administered in compliance, in all material respects, with their terms and with the requirements of ERISA, the Code and all other applicable Laws.

(l) None of the Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof).

(m) Except as would not reasonably be expected to give rise to a material liability of Company and the Company Subsidiaries, taken as a whole, to Company’s Knowledge, there are no claims pending or threatened against any existing operator or manager (including any manager currently providing third-party property management services) of any Company Property (the “Company Existing Manager”) by any current or former employees of such Company Existing Manager or the CNL Advisor for which Company or any Company Subsidiary has or would reasonably be expected to have an obligation to indemnify such Company Existing Manager.

Section 5.13 Information Supplied. None of the information relating to Company and the Company Subsidiaries or that is provided by Company and the Company Subsidiaries in writing that will be contained in the Joint Proxy Statement/Prospectus will, at the time of the mailing thereof or at the time the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by, or with respect to, Parent, Holdco or SNDA Merger Sub.

Section 5.14 Intellectual Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) Company Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Company Registered Intellectual Property”) and (ii) material unregistered Trademarks included in the Company Owned Intellectual Property. All Company Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees and each item of material Company Owned Intellectual Property is otherwise valid, subsisting and enforceable. None of the material Company Owned Intellectual Property is subject to any (i) pending written challenge received by Company or any Company Subsidiary relating to the ownership, use, registrability, patentability, validity or enforceability of such Company Registered Intellectual Property (excluding ordinary course office actions at the U.S. Patent & Trademark Office or similar Governmental Authorities), or (ii) any outstanding Order or consent, settlement, or coexistence agreement adversely affecting Company’s or any Company Subsidiary’s use thereof or rights thereto, or that would impair the validity or enforceability thereof. Neither Company nor any Company Subsidiary owns or purports to own any proprietary Software.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to Company’s Knowledge, Company and the Company Subsidiaries exclusively own all right, title and interest in, the Company Owned Intellectual Property free and clear of all Liens (other than Company Permitted Liens), and Company and Company Subsidiaries have the right to use all other Intellectual Property used in, held for use, or necessary to conduct the business of Company and Company Subsidiaries as currently conducted (collectively with the Company Owned Intellectual Property, the “Company Intellectual Property”).

(c) Section 5.14(c) of the Company Disclosure Letter identifies all Trademarks used by the Company and the Company Subsidiaries under a Related Party Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, Company and Company Subsidiaries do not require or use any Intellectual Property or IT Systems except for (A) the Intellectual Property or IT Systems owned by Company or Company Subsidiaries or provided to Company or Company Subsidiaries pursuant to the Advisory Agreement, (B) any Intellectual Property and IT Systems the use or benefit of which were provided to Company or a Company Subsidiary under the Advisory Agreement, and (C) Trademarks licensed to the Company or Company Subsidiaries pursuant to the Brand License Agreement. Except in connection with providing services to Company and Company Subsidiaries, no Affiliates of Company use any Company Owned Intellectual Property.

(d) To Company’s Knowledge, no Person is infringing any Company Owned Intellectual Property. There are no, and for the last three years there have not been any, pending or threatened Actions brought by Company or any Company Subsidiary against any Company Third Party alleging infringement, invalidity, misuse, or unenforceability of Intellectual Property or challenging any Person’s ownership or scope of any Intellectual Property and, to Company’s Knowledge and within the past three years, no Company Third Party has infringed any material Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to material to the business of Company or Company Subsidiaries, neither Company nor any Company Subsidiary (nor any Person acting on their behalf) has received any offer of license or statement that Company or any Company Subsidiary may require a license from a third party. Company and Company Subsidiaries are in material compliance (and have in the last three years been in material compliance) with the terms of all licenses governing the use of third-party Software.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, there are no claims pending or, to Company’s Knowledge, threatened in writing against Company or any Company Subsidiary alleging a violation by Company or any Company Subsidiary of any Company Third Party’s Intellectual Property rights and, to Company’s Knowledge, the conduct of the businesses of Company and the Company Subsidiaries as currently conducted does not infringe, violate, or misappropriate any Company Third Party’s Intellectual Property rights.

(f) Company and Company Subsidiaries (and all Persons acting on their behalf) have taken commercially reasonable measures to maintain and protect the secrecy and confidentiality in the trade secrets and other confidential information of or held by or on behalf of Company and Company Subsidiaries. To Company’s Knowledge, in the past three years, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any Company trade secret or material confidential information held by Company or any Company Subsidiary.

(g) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, each Person who has invented, developed or created Intellectual Property for or on behalf of Company or a Company Subsidiary has presently assigned all of its rights in the same to Company or a Company Subsidiary, to the extent such rights do not vest in Company or a Company Subsidiary by operation of applicable Law. To Company’s Knowledge, no present or former officer, director, consultant, contractor, advisor, employee or agent of Company or a Company Subsidiary is in material default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the ownership, development, protection, use, or transfer of Intellectual Property used in the operation of Company’s or the Company Subsidiaries’ businesses.

Section 5.15 Privacy and Data Security. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(a) Company and the Company Subsidiaries, comply, and have since January 1, 2023, complied, in all material respects with (i) all applicable Privacy and Data Security Laws, (ii) all written and legally binding contractual commitments related to information security and data privacy (including the Processing of Personal Information), and (iii) all of their internal and written public policies related to the privacy, security, or the Processing of Personal Information (collectively, “Company Privacy Requirements”). Since January 1, 2023, Company and the Company Subsidiaries have performed security risk assessments to the extent required by the Company Privacy Requirements and addressed and materially remediated all material threats and deficiencies identified in those security risk assessments.

(b) Company and the Company Subsidiaries have established an information security program that complies in all material respects with applicable Company Privacy Requirements relating to information security and data privacy, in each case, to the extent applicable to such entity. To Company’s Knowledge, there have been no material violations of such information security program that would constitute a breach of any applicable Company Privacy Requirements. Since January 1, 2023, Company has assessed its and the Company Subsidiaries’ information security program, to the extent required under applicable Company Privacy Requirements, and each such information security program has proven compliant with Company Privacy Requirements in all material respects. All Personal Information and Company Data will continue to be available for Processing by Company and the Company Subsidiaries following the Second Closing Date on substantially the same terms and conditions as existed immediately before the Second Closing Date, except to the extent that any change (i) results from the negotiation or consummation of the Transactions, (ii) is required by applicable Privacy and Data Security Laws or (iii) would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole. Neither the negotiation nor consummation of the Transactions, nor any disclosure or transfer of information in connection therewith, would reasonably be expected to result in a material violation of any applicable Company Privacy Requirement or require the consent, waiver, or authorization of, or declaration, filing, or notification to, any Person under any such Company Privacy Requirement.

(c) Company and each Company Subsidiary have at all times since January 1, 2023, used their commercially reasonable efforts to implement and maintain, commercially reasonable measures to protect Personal Information against any Security Incident. Since January 1, 2023, neither Company nor any Company Subsidiary has experienced a Security Incident, and neither Company nor any Company Subsidiary is currently investigating a potential Security Incident. In relation to any Security Incident, none of Company or the

Company Subsidiaries, have been notified or been required to notify any Person under applicable Privacy and Data Security Laws. Since January 1, 2023, neither the Company nor any of the Company Subsidiaries have received any written notice of, or to Company’s Knowledge, been subject to any Action, or, to the Company’s Knowledge, been the subject of any investigation or enforcement action by, any Person, in each case with respect to any applicable Privacy and Data Security Laws or compliance therewith or violation thereof. To the extent required by applicable Privacy and Data Security Laws, the Company and Company Subsidiaries also require third parties processing Personal Information on behalf of Company or any Company Subsidiary or otherwise receiving from, or sharing with, Company or a Company Subsidiary to enter into written contractual commitments that include commercially reasonable requirements regarding the processing, receipt and sharing of such Personal Information, including provisions requiring material compliance with applicable Privacy and Data Security Laws and timely notification to Company or the Company Subsidiaries of any Security Incident that affects the Company IT Systems or Personal Information.

(d) The Company IT Systems (i) are in good repair and operating condition to effectively perform all information technology operations necessary to conduct Company’s and the Company Subsidiaries’ businesses, (ii) to the Knowledge of Company, are free from material bugs, errors, or defects, and (iii) to the Knowledge of Company, do not contain any Malicious Code. There has not been since January 1, 2023 any error, failure, breakdown, malfunction, attack involving denial of service, security breach or continued substandard performance of any Company IT Systems that has caused a material disruption or interruption in or to the operation of Company or the Company Subsidiaries’ businesses. Company and the Company Subsidiaries have implemented and periodically tested reasonable backup, security, and disaster recovery technology, plans, procedures and facilities consistent with industry practice and there are no material deficiencies identified during such tests that have not been remediated. Neither Company nor any of the Company Subsidiaries is in material breach in any material respect of any contract relating to any Company IT System, or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a material breach in any material respect of any contract relating to any Company IT System.

Section 5.16 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) Company and each Company Subsidiary are, and for the last three years have been, in compliance with all Environmental Laws.

(b) Company and each Company Subsidiary have obtained and maintain all Environmental Permits necessary to conduct their current operations or otherwise in connection with the ownership of the Company Properties and are in compliance with such Environmental Permits, all of which are in full force and effect, and there are no proceedings pending or, to Company’s Knowledge, threatened, that seek the revocation, cancellation, suspension or modification of any such Environmental Permit;

(c) Neither Company nor any Company Subsidiary has received within the last three years or earlier if unresolved, (i) any written request for information from any Governmental Authority pursuant to Environmental Laws, (ii) any written notice, demand, letter or claim from any Person alleging that it is in violation of, or has liability under, any Environmental Law or with respect to Hazardous Substances, or (iii) any Order issued against it. There is no Action pending, or, to Company’s Knowledge, threatened against Company or any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances;

(d) To Company’s Knowledge, neither the Company Properties nor any Company Contract Properties contain any of the following: (i) underground storage tanks, (ii) dumps or landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Hazardous Substances pursuant to RCRA or similar state Laws, (v) asbestos or ACM, (vi) polychlorinated biphenyls, (vii) PFAS, (viii) lead or LBP, (ix) toxic mold, or (x) radon for which mitigation measures are advised or required pursuant to the U.S. Environmental Protection Agency’s guidelines or similar state Laws;

(e) Neither Company nor any Company Subsidiary has entered into or agreed to any Order or is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; and

(f) To Company’s Knowledge, (i) there has been no Release of a Hazardous Substance at, on, in, or under the Company Property or any Company Contract Property or any real property formerly owned, operated or leased by Company or any Company Subsidiary, and (ii) neither Company nor any Company Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location, except in the case of each of (i) and (ii) as has not and would not reasonably be expected to give rise to or result in a liability of Company or the Company Subsidiaries.

(g) To the extent requested by Parent, Company and the Company Subsidiaries have made available to Holdco all reports, site assessments, audits and documents, in each case in their possession that relate to Company’s or any Company Subsidiary’s outstanding or reasonably anticipated liability under Environmental Laws, compliance with Environmental Laws during the past three years or to the environmental condition of the Company Property, the Company Contract Property or any real property formerly owned, operated or leased by Company or any Company Subsidiary.

Section 5.17 Properties.

(a) Section 5.17(a)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of the address and facility name of each Company Property as of the date of this Agreement, and whether such real property is leased or owned. Section 5.17(a)(ii) of the Company Disclosure Letter sets forth a schedule of Company Leases, including amendments, extensions, and other related material documents. A true, complete, and correct copy of each Company Real Property Lease and Intercompany Lease has been made available to Holdco. The Company Property is all of the real property used, necessary and sufficient for the operation of the business of the Company as currently used and operated of the date hereof. No real property nor any portion thereof (or direct or indirect interest therein) is under contract by Company or a Company Subsidiary for (1) purchase or other acquisition by Company or such Company Subsidiary or that is required under a binding contract to be leased, subleased, licensed or otherwise used or occupied by Company or a Company Subsidiary as lessee, sublessee, licensee, grantee, or occupant after the date of this Agreement (each, a “Company Contract Property”). There are no written or, to Company’s Knowledge, oral agreements to which either Company or any Company Subsidiary is a party pursuant to which either Company or any Company Subsidiary is obligated to buy, lease, sublease, license, use, occupy or otherwise acquire all or any portion of any real properties (or direct or indirect interest therein) at some future date. There are no written term sheets, commitments, letters of intent or similar nonbinding offers for the Company or any Company Subsidiary to purchase, acquire, lease, sublease, license, use, or occupy all or any portion of any real property (or direct or indirect interest therein) in the future. All Company Real Property Leases and Company Leases are on arms-length, market terms.

(b) Either Company or a Company Subsidiary has good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens.

(c) Company and each Company Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of each of the Company Properties and buildings and improvements on any of the Company Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries nor, to Company’s Knowledge, any Company Existing Manager has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the Company Property, and buildings and improvements on any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured defaults under or violation of any Laws, Property Permits, or other material property agreements that are not Company Material Contracts, affecting any of the Company Properties that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) No condemnation, eminent domain, rezoning application or proceeding, violation enforcement action, or similar proceeding is pending with respect to any owned Company Property or to the Company’s Knowledge, with respect to any Leased Company Property, and neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager, has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property, in each case of (i) and (ii), which condemnation, rezoning, eminent domain or similar proceeding, violation or any enforcement action related thereto or violation of any other Law would, individually or in the aggregate, reasonably be expected to have a material adverse effect on any Company Property, or Company and the Company Subsidiaries (taken as a whole). No fire or other material casualty has occurred with respect to any Company Properties that has not been restored to a commercially reasonable condition acceptable for continued use as historically used by the Company.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the information set forth in (i) the RIDEA rent rolls for each Company Property requested by and made available to Parent (A) are true, complete, and correct as of such date, and (B) identify the market rent, current rent payable and, where applicable, other fees payable as of such date for each unit, and (ii) the triple net lease schedules for each Company Property requested by Parent (A) are true, complete, and correct as of such date and (B) identify the current tenant, current rent payable, expiration date, lease renewal information, and security deposit amounts required as of such date, and any concessions, tenant allowances, abatements, rent deferrals or similar accommodations. Company has made available to Parent, dated as of September 30, 2025, a schedule of arrears, which are true, complete, and correct, including with respect to the Managed Properties, the unit number, facility name or building address, outstanding balance, period(s) for which payment is overdue, and any partial payments, and with respect to the NNN Properties, the tenant name, facility name or building address, outstanding balance, period(s) for which payment is overdue, and any partial payments. Other than the Company Leases set forth in the applicable rent roll for each Company Property, as of the date hereof, or as of any later date for which such rent rolls are required to be provided hereunder, there are no leases, subleases, or other agreements which grant any party any right to use or occupy any Company Property, other than resident agreements that were entered with residents of the applicable Company Property after the date of the applicable rent roll for each Company Property and prior to the date hereof, in each case in the ordinary course of business. For the avoidance of doubt, the rent rolls do not include sub-leases entered into with service providers at the Managed Properties. Company has made available to Parent true, correct and complete copies of each Company Lease and sub-leases.

(f) There are no ground leases under which Company, any Company Subsidiary, or any Company Existing Manager is the lessee or a sublessee. There are no ground leases under which the Company, any Company Subsidiary, or any Company Existing Manager, is the lessor.

(g) Except for Company Permitted Liens or as set forth in the Company Leases or Company Title Insurance Policies provided or otherwise made available to Holdco by Company (to the extent the applicable documents setting forth the rights and/or Liens referenced herein are made available to Holdco by Company) prior to the date hereof or as set forth in the Organizational Documents of the Company Subsidiaries, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other similar preferential rights to purchase or otherwise acquire any Company Property or any material portion thereof or direct or indirect interest therein, and (ii) there are no other outstanding rights, agreements or letters of intent to enter into any contract for sale, ground lease, lease, assign, or to otherwise transfer to sell or ground lease any Company

Property (or any direct or indirect interest therein), which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”).

(h) Except pursuant to a Company Lease, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages the use, operation, marketing, development of any real property for any Company Third Party.

(i) For each Company Property, policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by Company or the applicable Company Subsidiary with respect to each such Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy and any survey for any Company Properties in Company’s possession has been made available to Holdco. Each policy is in full force and effect. No written claim has been made against any Company Title Insurance Policy that, individually or in the aggregate, would be material to any Company Property. To Company’s Knowledge, there are no current pending claims against any Company Title Insurance Policy.

(j) To Company’s Knowledge, Section 5.17(j) of the Company Disclosure Letter lists each Company Property that is (i) under material development, construction, renovation, repair or capital projects as of the date hereof (other than normal repair and maintenance) (each a “Construction Project”), or (ii) subject to a binding agreement for material development or construction by Company or a Company Subsidiary, or a Company Existing Manager in each case other than those pertaining to customary day-to day non-capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business. True, complete and correct copies of contracts and agreements for all Construction Projects have been made available to Holdco.

(k) Section 5.17(k) of the Company Disclosure Letter lists each Company Existing Manager currently providing property management services to Company or a Company Subsidiary and identifies the Company Properties currently managed by each such party. True, complete and correct copies (in all material respects) of all agreements providing for such services (the “Company Property Management Agreements”) have been provided to Holdco prior to the date hereof.

(l) To Company’s Knowledge, the Company Properties (x) are supplied with public utilities and other services as reasonably required for their continued operation as they are now being operated, and (y) are in good working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than (A) as may be disclosed in any physical condition reports that have been made available to Holdco and (B) scheduled maintenance or repair in the ordinary course of business (as applicable). Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received any written notice from any insurance company that has issued a policy with respect to any Company Property that any material structural or other repairs or alterations are required, which repairs or alterations have not been completed.

(m) To Company’s Knowledge, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(n) Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received written notice that Company or any Company Subsidiary is in violation or default under any material reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which Company, any Company Subsidiary, or Company Existing Manager on behalf of the foregoing, is a party (or to which owned Company Property is subject), except for violations or defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company, any Company

Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has delivered a written default notice to a party under any reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which a member of Company, any Company Subsidiary, or Company Existing Manager on behalf of the foregoing is a party (or to which owned Company Property is subject), except for defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(o) No Company Property serves as secured collateral for any financing.

(p) Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has conveyed any development rights associated with any Company Property and no Person has any right to purchase or acquire any development rights or portion thereof. None of the Company Properties are subject to a historic, preservations, landmark, cultural or similar designation.

(q) Except as, individually or in the aggregate, would not reasonably be expected to be material to Company and the Company Subsidiaries (taken as a whole), each Company Real Property Lease, Company Lease, Intercompany Lease, and Construction Contract (each, a “Real Property Contract”) is legal, valid, binding and enforceable against Company and each Company Subsidiary, and Company Existing Manager that is a party thereto and, to Company’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and subject to any applicable requirements of Health Care Laws. Company, each of the Company Subsidiaries, and, to Company’s Knowledge, any applicable Company Existing Manager and any other party thereto, have performed all obligations required to be performed by it under each such Real Property Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries (taken as a whole). None of Company, any Company Subsidiary, or, to Company’s Knowledge, any Company Existing Manager or any other party thereto, is in material breach or violation of, or default under, any Real Property Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a material violation, breach or default under any Real Property Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, and through the date hereof, neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received or given written notice of any material violation or material default under any Real Property Contract.

Section 5.18 Company Material Contracts.

(a) Except (i) for contracts filed as exhibits to the Company SEC Documents and (ii) for contracts that are terminable upon not more than 30-days’ notice without a penalty or premium, neither Company nor any Company Subsidiary is a party to or bound by any contract, agreement or understanding, whether written or oral, that, as of the date hereof:

(i) is required to be filed as an exhibit to the Company Annual Report on Form 10-K pursuant to Items 601(b)(2) and (10) of Regulation S-K promulgated under the Securities Act;

(ii) (A) obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000, except for any Company Lease pursuant to which any third party is a lessee or sublessee on any Company Property, or (B) is a contract or agreement with consideration paid to or payable by Company or any Company Subsidiary of the Company of more than $250,000, in the aggregate, over any 12-month period, except for any Company Property Management Agreement;

(iii) contains any non-compete, non-solicit or exclusivity provisions (in each case, other than those contained in agreements with independent contractors that do not contractually bind Company or any

Company Subsidiary and would not bind Parent or any of its Affiliates after the Equity Purchase Effective Time with any such non-compete, non-solicit, or exclusivity provisions) with respect to any line of business or geographic area that materially restricts the business of Company or any Company Subsidiary (and would not materially restrict the business of Parent or any of its Affiliates after the Effective Time), or that otherwise materially restricts the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary or any Company Affiliates (and would not materially restrict the business of Parent or any of its Affiliates after the Effective Time) may conduct business or provides for “most favored nation” rights that restrict Company or any Company Subsidiary or any Company Affiliates;

(iv) prohibits the pledging of the capital stock of Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(v) is an agreement (other than the Organizational Documents of Company or a Company Subsidiary) that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, and employees of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor;

(vi) constitutes or governs an Indebtedness obligation of Company or any Company Subsidiary with a principal amount, individually or in the aggregate, greater than $250,000 or relates to the sale, securitization or servicing of loans or loan portfolios of Company or any Company Subsidiary with a principal amount, individually or in the aggregate, greater than $250,000;

(vii) requires Company or any Company Subsidiary to dispose of or acquire material assets or material properties (other than in connection with the expiration of a Company Lease), or involves any pending merger, consolidation or similar business combination transaction, except for any Company Lease;

(viii) for the acquisition or disposition (by merger, consolidation, purchase or sale of stock or assets or otherwise) of any entity, business, or material assets that, after the date hereof, could result in liabilities on the part of Company or any Company Subsidiary in respect of any (A) purchase price adjustment, earn-outs or contingent purchase price obligations or (B) solely in respect of any acquisition or disposition of any entity, business, or assets that constitute a business or division of Company, indemnity obligations;

(ix) constitutes a Company Property Management Agreement;

(x) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(xi) constitutes a joint venture, partnership or limited liability company or strategic alliance agreement between Company or any Company Subsidiary, on the one hand, and any third party, on the other hand;

(xii) constitutes a loan to any Person (other than a Company Subsidiary) by Company or any Company Subsidiary (other than advances or rent relief made, in connection with or pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties);

(xiii) obligates Company to make any capital commitment or capital expenditure (including pursuant to any renovation, construction or development project) in excess of $100,000 per annum, other than (A) pursuant to a Company Lease (B) pursuant to a Company Property Management Agreement, or (C) pursuant to a Company Debt Agreement;

(xiv) provides for the engagement of any individual independent contractor (that is a natural person or an entity solely owned and operated by a natural person) of the Company or any Company Subsidiary providing for more than $250,000 per year in compensation;

(xv) is an agreement with any professional employer organization;

(xvi) is an agreement with a Third-Party Payor;

(xvii) is with a Governmental Authority;

(xviii) includes an inbound license grant under, in or to any Intellectual Property, other than licenses for Off-the-Shelf Software, any open source or free Software used by Company, or any Company Subsidiary, any non-exclusive licenses of Intellectual Property that are incidental to a services or other agreement or arrangement, the primary purpose of which is something other than the grant of rights under Intellectual Property (including agreements with independent contractors and non-disclosure agreements);

(xix) includes an outbound license grant under, in or to any Intellectual Property, other than non-exclusive licenses granted by Company or Company Subsidiaries in the ordinary course of business to vendors of Company or Company Subsidiaries to enable the provision of services to Company or Company Subsidiaries;

(xx) involves any settlement of any actual Action or threatened Action that has not been fully performed or fully accrued for, other than, in each case, any such contracts, agreements or understandings concerning the routine collection of debts entered into in the ordinary course of business and other than, in each case, providing solely for payments under any such contract, agreement or understanding by Company or any Company Subsidiary in an amount less than $100,000; or

(xxi) is a Related Party Agreement.

(b) Each contract in any of the categories set forth in Section 5.18(a) to which Company or any Company Subsidiary is a party or by which it is bound is referred to herein as a “Company Material Contract.” For the avoidance of doubt, the term “Company Material Contract” does not include any Company Leases or Intercompany Leases. Except for contracts filed as exhibits to the Company SEC Documents, a true, complete and correct, in all material respects, copy of each Company Material Contract, as of the date of this Agreement, has been made available to Holdco prior to the date of this Agreement.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable against Company and each Company Subsidiary that is a party thereto and, to Company’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Company and each of the Company Subsidiaries and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Company Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of Company or any Company Subsidiary, or, to Company’s Knowledge, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, and through the date hereof, and except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither Company nor any Company Subsidiary has received written notice of any violation or default under any Company Material Contract.

Section 5.19 Insurance. Neither Company nor the Company Subsidiaries maintain insurance for properties leased to third-party tenants. With respect to the remaining properties, Company maintains, and to Company’s Knowledge certain managers maintain, insurance coverage with reputable insurers in such amounts and covering such risks that Company believes are adequate for the operation of its and its Subsidiaries’ business and the protection of its and their assets except where, individually or in the aggregate, such failure to do so would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no material claim by Company or any Company Subsidiary pending under any such insurance policies that has been denied or disputed by the insurer. Company has made available to Holdco copies of all material insurance policies under which Company is named as the primary insured and all such material fidelity bonds or other material insurance contracts maintained by Company (the “Company Insurance Policies”). To Company’s Knowledge, except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, all premiums due and payable under all Company Insurance Policies under which Company is named as the primary insured have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To Company’s Knowledge, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Since January 1, 2023, and through the date hereof, no written notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any such policy that has not been replaced.

Section 5.20 Opinion of Financial Advisor. As of the date of this Agreement, the Company Board has received an opinion of KeyBanc Capital Markets Inc. (“Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Company Financial Advisor as set forth in such opinion, the Transaction Consideration to be received in the Transactions by the Holders (other than holders of Excluded Shares) is fair, from a financial point of view, to such Holders, which opinion will be made available to Holdco solely for informational purposes within two Business Days after the date hereof.

Section 5.21 Approval Required. Assuming the accuracy of the representations and warranties of Parent, Holdco and SNDA Merger Sub set forth in Section 6.24, the Company Stockholder Approval is the only vote of holders of securities of Company and CNL Merger Sub required to approve the Transactions.

Section 5.22 Brokers. Except for the fees and expenses payable to the Company Financial Advisor, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company or any Company Subsidiary.

Section 5.23 Investment Company Act. None of Company or any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.24 Takeover Statutes. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL shall not apply to the Transactions, and, assuming the accuracy of the representations and warranties of Parent, Holdco, and SNDA Merger Sub set forth in Section 6.24, the Company Board has taken all action necessary to render inapplicable to the Transactions the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Assuming the accuracy of the representations and warranties of Parent, Holdco, and SNDA Merger Sub set forth in Section 6.24, to Company’s Knowledge, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement or the Transactions.

Section 5.25 Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed from January 1, 2023, through and including the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 5.25 of the Company Disclosure Letter sets forth each agreement between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (the “Related Party Agreements”).

Section 5.26 Anti-Corruption and Anti-Bribery. None of Company, any Company Subsidiary, any other Affiliate of Company or any director, officer, manager or employee of Company, any Company Subsidiary or any other Affiliate of Company nor, to Company’s Knowledge, any consultant, agent or other third party acting for or on behalf of Company, any Company Subsidiary or any other Affiliate of Company has, directly or indirectly, in connection with the conduct of any activity of Company, any Company Subsidiary or any other Affiliate of Company: (a) made, offered, promised or authorized any payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, for the purpose of (i) unlawfully influencing any act or decision of such or other Person, (ii) inducing such or other Person to do or omit to do any act in violation of a lawful duty, (iii) unlawfully obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature or (v) otherwise securing any unlawful advantage; (b) established or maintained any unlawful fund of corporate monies or other properties; (c) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (d) in connection with any applicable Law relating to anti-corruption and/or anti-bribery matters (i) conducted or initiated any review, audit or internal investigation in the last three years, (ii) made a voluntary, directed or involuntary disclosure to any Governmental Authority or (iii) in the past five years, received any written notice, request or citation from any Governmental Authority alleging noncompliance relating to anti-corruption and/or anti-bribery matters; or (e) violated (i) any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., (ii) to the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or (iii) any other applicable Law relating to anti-corruption and/or anti-bribery matters. In the past five years, to the Knowledge of the Company, there has been no condition or circumstance that would reasonably be expected to give rise to any liability relating to noncompliance with any applicable Law relating to anti-corruption and/or anti-bribery matters.

Section 5.27 Title to Assets; Sufficiency of Assets.

(a) Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material tangible assets and material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants or residents and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To Company’s Knowledge, none of Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens. To Company’s Knowledge, all of the material tangible assets of Company and the Company Subsidiaries and all assets in which Company and the Company Subsidiaries have a valid leasehold or license interest are (i) in normal operating condition and repair sufficient for their current use, ordinary wear and tear excepted, and (ii) not in need of material maintenance or repair, except for ordinary routine maintenance or repairs that are not material in nature or cost, except, with respect to the immediately preceding clauses (i) and (ii), as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except for (i) assets used in connection with the provision of services under the Transition Services Agreement and the Purchased Assets (as defined in the APA) and employees that will be offered employment pursuant to the APA and (ii) the benefits otherwise provided to Company and Company Subsidiaries pursuant to the Transition Services Agreement, Company and Company Subsidiaries own, hold or have the right to use (including licenses or pursuant to licenses or other contracts and agreements, other than Related Party Agreements), and as of immediately prior to the First Merger (except as set forth in the immediately preceding clauses (i) – (ii)) will own, hold or have the right to use (including licenses or pursuant to licenses or other contracts and agreements), all of the contracts, assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are adequate, necessary for and sufficient to conduct and operate the businesses of Company and the Company Subsidiaries in substantially the same manner as currently conducted, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.28 Healthcare Compliance.

(a) Since January 1, 2019, to Company’s Knowledge, Company, each Company Subsidiary and Company Property, their directors, managers and officers and their employees (if any) and agents have been, and presently are, in compliance in all material respects with all applicable Health Care Laws. There is no Action pending or, to Company’s Knowledge, threatened against Company or any Company Subsidiary or Company Property, alleging any material failure to comply with any Health Care Laws.

(b) Since January 1, 2019, none of Company nor any Company Subsidiary has received any written notification of any pending, commenced or, to the Knowledge of Company, threatened Action relating to allegations or investigations of potential or actual material non-compliance with any Health Care Laws applicable to Company or any Company Subsidiary or Company Property other than Ordinary-Course Oversight.

(c) Company and each Company Subsidiary, as applicable, is, and has been at all times required by Law, to the extent required by applicable Law, duly licensed in each state to provide the senior living services including assisted living, residential care, memory care, and skilled nursing care current provided by Company and such Company Subsidiary in all states where such Company provides such items and services or such licensure is required under applicable Law, except where the failure to hold or maintain any of the foregoing would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries. To Company’s Knowledge, to the extent any Company Subsidiary submits claims to, or receives payments from, any Government Reimbursement Program, such Company Subsidiary is, in all material respects, duly enrolled and in good standing as a provider or supplier in such program with valid and current provider/supplier agreements and identification numbers issued by the applicable administering entity (including, as applicable, a Medicare Administrative Contractor, a state Medicaid agency, or a contracted managed care organization), and is eligible to receive payment thereunder in the ordinary course; and neither Company nor any Company Subsidiary that does not so submit claims or receive payments is required to be enrolled in any Government Reimbursement Program for the operation of its business as currently conducted. To the extent applicable, to Company’s Knowledge, each Company Subsidiary is in material compliance with the applicable conditions of participation for such Government Reimbursement Programs in which it is enrolled. To Company’s Knowledge, other than Ordinary-Course Oversight, there are no currently outstanding material sanctions, payment suspensions or withholds, admissions bans or moratoria, or similar material enforcement actions with respect to any Company Property or material curtailments of any Company Permit. To the extent any material deficiencies were identified in writing by a Governmental Authority to Company or any Company Subsidiary during a survey by the appropriate Governmental Authority in the last three years, Company or Company Subsidiary has taken or is taking actions as required by applicable Law reasonably designed to correct such deficiencies and such plans of correction have been accepted or are reasonably anticipated to be accepted by the applicable Governmental Authority in the ordinary course. There are no current bans, material sanctions, prohibitions on payment, or admissions limitations in effect with respect to any Company Property, nor any Company Permit curtailments in effect with respect to a Company Property imposed by an applicable Governmental Authority other than Ordinary-Course Oversight, and, except for Ordinary-Course Oversight, no Action has been taken or recommended in the past three years, nor, to Company’s Knowledge, is there any current basis for any Action, by any Governmental Authority, either to revoke, withdraw or suspend a Company Permit to own or operate a Company Property or to terminate or decertify any participation of a Company Property in a Government Reimbursement Program, other than (i) Ordinary-Course Oversight, or (ii) with respect to any deficiencies cited in those certain inspections, surveys or plans of correction set forth in Section 5.28(c) of the Company Disclosure Letter, which Company anticipates will be resolved with the applicable Governmental Authority prior to such Governmental Authority’s revocation, withdrawal or suspension of the applicable Company Permit or termination or decertification of the Company Property from a Government Reimbursement Program.

(d) To Company’s Knowledge, none of Company, any Company Subsidiary, their directors, managers or officers or their employees (if any) or agents is, or has been since January 1, 2019, (i) debarred, suspended or excluded, or has been convicted of any crime or, to Company’s Knowledge, engaged in any conduct that could reasonably be expected to result in a debarment, suspension or exclusion from any Government Reimbursement

Program, (ii) debarred under the provision of 21 U.S.C. §§ 335a, or (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs. To Company’s Knowledge, neither Company nor any Company Subsidiary is or has been subject to any inquiry, investigation, proceeding, or other similar action by a Governmental Authority that could reasonably be expected to result in any such debarment, suspension or exclusion referenced in this Section 5.28(d).

(e) To Company’s Knowledge, none of Company or any Company Subsidiary is a party to any corporate integrity agreements, non-prosecution agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority. To Company’s Knowledge, no Person has filed or has threatened to file against Company or any Company Subsidiary, any Action under any federal or state whistleblower statute or equivalent law in the applicable jurisdiction, including without limitation, under the False Claims Act, 31 U.S.C. §§ 3729 3733. Except a set forth in Section 5.28(e) of the Company Disclosure Letter and except for Ordinary-Course Oversight, none of Company nor any Company Subsidiary has received written, or to Company’s Knowledge, oral notice, citation, suspension, revocation, administrative proceeding, or, investigation by a Governmental Authority that alleges or asserts that Company or any Company Subsidiary has violated any Health Care Laws. Other than Ordinary-Course Oversight, none of Company nor any Company Subsidiary has (i) been subject to or received written or, to Company’s Knowledge, oral notice of any Government Reimbursement Program integrity review or any other investigation conducted by any Governmental Authority or accreditation agency in connection with any Company Permit, accreditation or Government Reimbursement Programs, (ii) been a defendant in any qui tam, False Claims Act or similar action, or (iii) made any voluntary disclosure to the Office of the Inspector General, or other Medicare contractor, Medicaid program, accreditation agency or other Governmental Authority relating to any material violation of Health Care Laws.

(f) To Company’s Knowledge, Company and each Company Subsidiary has filed all reports, statements, registrations, enrollments, applications, supplements, and filings required to be filed by it with any Governmental Authority (the “Regulatory Filings”) and has timely paid all fees and assessments due and payable in connection therewith except where the failure to submit or pay any of the foregoing would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries. Company has delivered to Holdco true and complete copies of (i) all such Regulatory Filings filed since January 1, 2023, and (ii) except for documentation of Ordinary-Course Oversight, all audit reports and all other material examinations, inquiries, audits, investigations, inspections, notices of noncompliance, adjustments, requests for remedial action, overpayment determinations, challenges, or imposition of material fines with respect to Company or any Company Subsidiary by or on behalf of any Governmental Authority, or other Person (the “Audit Reports”), along with responses and plans of correction with respect thereto. Other than as set forth in the Audit Reports or in connection with Ordinary-Course Oversight, (1) no material deficiencies have been asserted against Company or any Company Subsidiary by any Governmental Authority or other Person with respect to the Regulatory Filings, Audit Reports or otherwise, (2) the Regulatory Filings were in compliance in all material respects with applicable Law when filed and no facts or circumstances have occurred that would cause such Regulatory Filings to be out of compliance with applicable Law in any material respect, (3) since January 1, 2019, no material fine or penalty has been imposed on Company or any Company Subsidiary by any Governmental Authority, and (4) no similar audits, examinations, inquiries or investigations are currently pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary.

(g) To Company’s Knowledge, none of Company, any Company Subsidiary, their respective directors, managers or officers or, their employees (if any) or agents or the CNL Advisor have engaged in any of the following except, in each case, as allowed under all applicable Laws:

(i) offered, paid, solicited or received anything of value, directly or indirectly, overtly or covertly, in cash or in kind (“Remuneration”) to or from any Person, including without limitation any health care provider, pharmacy, drug or equipment supplier, distributor or manufacturer, including discounts, rebates, or other reductions in price on a good or service received by Company or any Company Subsidiary, in order to induce business, including payments intended to induce actual or potential referrals of patients or the purchasing, leasing, ordering, arranging for any good, facility, service or item payable by a government health program, or any third-party payor program, or in return for the referrals of patients or the purchasing, leasing, ordering or arranging for any good, facility, service or item payable by a government health program, or any third-party payor program;

(ii) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any Person that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for Company or any Company Subsidiary or its residents; or

(iii) offered or transferred Remuneration to any individual eligible for benefits under any government health program or third-party payor program with the intent to influence an individual to order or receive an item or service payable by any government health program or third-party payor program from Company or any Company Subsidiary or its residents.

(h) The billing practices of Company and each Company Subsidiary are in compliance in all material respects with all applicable Laws and policies of Third-Party Payors. In the prior six years, none of Company, any Company Subsidiary, nor their managers, operators, directors, officers, employees (if any), or, to Company’s Knowledge, independent contractors have billed any Third-Party Payor for any services that were not medically necessary and all requests for reimbursement, and supporting documentation, submitted by Company or any Company Subsidiary to Government Reimbursement Programs or other Third-Party Payors have been timely filed, were complete and accurate in all material respects (subject to customary and ordinary-course requests by Third-Party Payors for supplemental information or documentation, to which Company has timely and adequately responded) and were submitted in compliance with all rules, regulations, policies, and procedure of such Third-Party Payors, including Government Reimbursement Programs, and of the fiscal intermediaries or administrative contractors of such Third-Party Payors. All billings have been for necessary goods and services including room and board that were actually rendered, at appropriate charges or costs to patients qualified and eligible to receive services, and documentation supporting the same has been retained by Company and each Company Subsidiary. To the extent the Company or any Company Subsidiary has waived or discounted any patient or beneficiary copayments, deductibles or other cost-sharing obligations, such waivers or discounts have been in compliance with applicable Laws and, to the extent applicable, Third-Party Payor Agreements. To Company’s Knowledge, there are no outstanding overpayments or obligations to repay or refund reimbursement received by Company or any Company Subsidiary to any Third-Party Payor.

(i) Company and each Company Subsidiary has implemented a compliance program that is materially consistent with the seven elements of an effective compliance program identified by the Health and Human Services Office of Inspector General and designed to ensure that Company and each Company Subsidiary is in compliance with all Health Care Laws, and identify and correct any non-compliance. Company has provided the Holdco with correct and complete copies of all documents related to Company’s and each Company Subsidiary’s compliance program. Company and each Company Subsidiary has conducted its operations in accordance with its respective compliance program since January 1, 2019. Any and all material issues brought to the attention of an executive officer, the compliance officer and/or the compliance-related committees of Company and each Company Subsidiary have been investigated and, where deemed appropriate by the compliance and/or such committees, corrective actions have been taken in compliance with all Laws and Company’s compliance programs. Company has conducted periodic reviews of such compliance programs, and its operations comply in all material respects with such compliance program. No member, manager, shareholder, officer, employee (if any) of Company or any Company Subsidiary or, to the Knowledge of the Company, the CNL Advisor, agent, operator, or independent contractor, is currently, or during the six year period prior to the Second Closing Date has been, engaged in any material violation of the compliance program or any applicable Laws.

(j) To Company’s Knowledge, all Cost Reports relating to any Company Property filed by or on behalf of Company or any Company Subsidiary are complete and accurately reflect the information required to be included therein, and such Cost Reports do not claim, and neither Company nor any Company Property has received, reimbursement in any amount in excess of the amounts allowed by applicable Law or any applicable agreement, except for overpayments received in the ordinary course of business, which overpayments once identified are refunded in the ordinary course. Section 5.28(j) of the Company Disclosure Letter indicates which of such Cost Reports have not been audited and finally settled and includes a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved claims or disputes in respect of such Cost Reports.

(k) Solely with respect to Company and/or Company Subsidiary that meets the definition of a covered entity or business associate under HIPAA (each a “Company Covered Entity”), to Company’s Knowledge, each such Company Covered Entity is, and for the past six (6) years has been, in compliance with HIPAA and all applicable state and federal health information laws (“Health Information Laws”) in all material respects. To Company’s Knowledge, no Company Covered Entity has notified in writing and there have been no facts or circumstances that would require any Company Covered Entity to notify any Person of any actual or perceived Breach, as defined in HIPAA, or any violation of HIPAA or other applicable Laws. To Company’s Knowledge, for the past six (6) years, no Company Covered Entity or its subcontractor business associates have received written notice of, and there is no Office of Civil Rights or any other action or proceeding pending or threatened with respect to, any alleged “breach” as defined in 45 C.F.R. 164.402 or any other material violation of HIPAA or Health Information Laws by Company or any Company Subsidiary.

Section 5.29 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Company, CNL Merger Sub, nor any other Person has made any representation or warranty, expressed or implied including, with respect to Company or the Company Subsidiaries or the Affiliates thereof, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or the Company Subsidiaries, and each of Company and CNL Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company and CNL Merger Sub in this Article 5, neither Company, CNL Merger Sub, nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of Company and the Company Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

Article 6

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO AND SNDA MERGER SUB

Except (a) subject to Section 11.15 as set forth in the disclosure letter prepared by Parent and delivered by Parent to Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), or (b) as disclosed in the Parent SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 6); provided, that nothing set forth or disclosed in any such Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 6.2 and Section 6.7, Parent, Holdco and SNDA Merger Sub hereby jointly and severally represent and warrant to Company and CNL Merger Sub that:

Section 6.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Holdco is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. SNDA Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Parent, Holdco and SNDA Merger Sub has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Holdco is an indirect wholly owned subsidiary of Parent. SNDA Merger Sub is a wholly owned subsidiary of Holdco and an indirect wholly owned subsidiary of Parent.

(b) Each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 30,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock. At the close of business on October 31, 2025, (i) 18,770,006 shares of Parent Common Stock were issued and outstanding (including 679,526 shares of Parent Common Stock issued and outstanding in the form of restricted stock awards), (ii) 41,250 shares of Parent Preferred Stock were issued and outstanding, (iii) 9,816 shares of Parent Common Stock were subject to issued and outstanding stock option awards, and (iv) 240,683 shares of Parent Common Stock were subject to issued and outstanding restricted stock unit awards. Except as set forth in the immediately preceding sentence and the Conversant Warrants, as of October 31, 2025, Parent does not have any shares of beneficial interest, shares of capital stock, equity-based awards or other rights with respect to shares of Parent’s stock or other equity or voting interests issued and outstanding (or that are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests). At the close of business on October 31, 2025 (x) 1,038,409 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, and (y) 1,031,250 shares of Parent Common Stock were reserved for issuance in respect of the Conversant Warrants. Except as set forth in the immediately preceding sentence, as of October 31, 2025, no shares of capital stock of Parent have been issued or reserved for issuance.

(b) All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. All of the shares of Parent Common Stock to be issued in connection with the Equity Purchase, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(c) All equity interests in each of Holdco and SNDA Merger Sub are duly authorized and validly issued. There are no outstanding options, conversion rights or exchange rights in the equity interests in Holdco or SNDA Merger Sub. Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries, free and clear of all Liens, claims, call rights, options, limitations on Parent’s or any Parent Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever (except as set forth in the Organizational Documents of such Parent Subsidiary).

(d) Other than pursuant to the Organizational Documents of Parent or the Parent Subsidiaries, the Parent Stock Plans and the Conversant Warrants, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent or any of the Parent Subsidiaries is a party or by which any of them is bound obligating Parent or any of the Parent Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

Section 6.3 Authority.

(a) Each of Parent, Holdco and SNDA Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions to which each of Parent, Holdco and SNDA Merger Sub is a party, including the Equity Purchase and the Second Merger. The execution and delivery and performance by each of Parent, Holdco and SNDA Merger Sub of this Agreement and the consummation by each of Parent, Holdco and SNDA Merger Sub of the Transactions have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent, Holdco, and SNDA Merger Sub, respectively, are necessary to authorize this Agreement or the Transactions, subject to (i) the receipt of the Parent Stockholder Approval and (ii) the filing of the Articles of Second Merger with, and acceptance for record of the Articles of Second Merger by, the SDAT. This Agreement has been duly authorized, executed and delivered by each of Parent, Holdco and SNDA Merger Sub and assuming due authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of each of Parent, Holdco and SNDA Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board has (i) determined that the Transactions are advisable and in the best interests of Parent and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Parent and its Subsidiaries party hereto and the performance by Parent and its Subsidiaries party hereto of the Transactions, (iii) determined that the Parent Charter Amendment is advisable and in the best interests of Parent and its stockholders, (iv) directed that each of the Stock Issuance and the Parent Charter Amendment be submitted to a vote of the holders of Parent Common Stock, and (v) resolved to recommend that the holders of Parent Common Stock vote for the approval of the Stock Issuance and the Parent Charter Amendment (the “Parent Board Recommendation”).

(c) Parent, in its capacity as the sole equityholder of Holdco, has (i) determined that the Second Merger and the Equity Purchase are advisable, and (ii) authorized and approved the execution and delivery by Holdco of this Agreement.

(d) The Board of Directors of SNDA Merger Sub, on behalf of SNDA Merger Sub, has (i) determined that the Second Merger and the Equity Purchase are advisable, (ii) authorized and approved the execution and delivery by SNDA Merger Sub of this Agreement and the performance by SNDA Merger Sub of the Equity Purchase and the Second Merger, and (iii) directed that the Second Merger be submitted to a vote of Holdco as the sole stockholder of SNDA Merger Sub, and resolved to recommend that Holdco, as the sole stockholder of SNDA Merger Sub, vote to approve the Second Merger in accordance with the MGCL by written consent in lieu of a meeting.

Section 6.4 No Conflict; Required Filings and Consents.

(a) Assuming that all consents, approvals, authorizations and permits described in Section 6.4(b) have been obtained, all filings and notifications described in Section 6.4(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of Parent, Holdco and SNDA Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) subject to receipt of the Parent Stockholder Approval, conflict with or violate any provision of any organizational or governing document of Parent, Holdco or SNDA Merger Sub, (ii) conflict with or violate any Law applicable to each of Parent, Holdco and SNDA Merger Sub or by which any property or asset of each of Parent, Holdco and SNDA Merger Sub is bound or (iii) require any consent or approval (except as contemplated by Section 6.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in cost or obligation of Parent, Holdco or SNDA Merger Sub under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Holdco or SNDA Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Holdco or SNDA Merger Sub is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Holdco and SNDA Merger Sub does not, and the performance of this Agreement by each of Parent, Holdco and SNDA Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) as set forth in Section 5.4(b)(ii) of the Company Disclosure Letter, (iii) the filing of the Articles of Second Merger with, and the acceptance of the Articles of Second Merger for record by, SDAT pursuant to the MGCL, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) such filings as may be required under state securities or state “blue sky” Laws, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.5 Permits; Compliance with Law.

(a) Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, consents, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the ownership of the material assets, operation of the Parent Properties or lawful conduct of their respective businesses (such permits, the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of the Parent Subsidiaries are in compliance and, for the past three years, have been in compliance, with the terms of the Parent Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written notice nor has any Knowledge indicating that it currently is not in compliance with the terms of any Parent Permit except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent or any Parent Subsidiary has received written notice that any Parent Permit cannot be renewed in the ordinary course of business.

(b) None of Parent or any Parent Subsidiary is or in the past three years has been in conflict with, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 6.11, Section 6.14, Section 6.16, or Section 6.17, which are addressed in those Sections), or (ii) any Parent Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) There is no material property or obligation of Parent or any entity in which Parent owns a direct or indirect interest, including uncashed checks to vendors, tenants, or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment, unclaimed property or similar applicable Laws.

Section 6.6 SEC Documents.

(a) Parent has timely filed with, or furnished to (on a publicly available basis), the SEC all forms, documents, statements, schedules and reports required to be filed by Parent with the SEC since January 1, 2023 (the forms, documents, statements, schedules and reports filed with the SEC since January 1, 2023, including any amendments thereto, the “Parent SEC Documents”) in all material respects. As of their respective dates (or, if amended or superseded prior to the date of this Agreement, the date of the last such filing, or, in the case of registration statements, as of the effectiveness of), (i) the Parent SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Parent’s Knowledge, Parent does not have any outstanding or unresolved comments from the SEC with respect to the Parent SEC Documents, none of the Parent SEC Documents is the subject of ongoing SEC review, and no Parent Subsidiary is separately required to file any form or report with the SEC pursuant to the Exchange Act.

(b) (i) To Parent’s Knowledge, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting, and there has not been any change in its internal control over financial reporting that has occurred that would reasonably be expected to materially adversely affect Parent’s internal control over financial reporting, (ii) Parent has designed and maintained, and at all times since January 1, 2023, has maintained, disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent and required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (iii) Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, Parent’s conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation, and (iv) Parent does not have any Knowledge of any fraud, whether or not material, that involves management who have a significant role in Parent’s recording, processing, summarizing and reporting financial information and internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(c) Since January 1, 2023, (A) none of Parent’s or any of the Parent Subsidiaries has received in writing any material or, to Parent’s Knowledge, oral complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2023, including any complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to Parent’s Knowledge, no attorney representing Parent or any of the Parent Subsidiaries has reported to the Parent Board or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2023, by Parent, any of the Parent Subsidiaries or any of their respective officers, directors, employees or agents. Neither Parent nor its principal executive officer or principal financial officer has received written notice from any Governmental Authority challenging or questioning Parent’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act.

(d) Parent has made available to Holdco true, complete and correct copies of all material written correspondence between the SEC, on one hand, and Parent, on the other hand, since January 1, 2023. At all applicable times since January 1, 2023, Parent has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time. The principal executive officer and principal financial officer of Parent have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder and the statements contained in all such certifications were, as of their respective dates made, true, complete and correct in all material respects. Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting.

(e) The consolidated financial statements, consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity (deficit), and consolidated statements of cash flows of Parent and the Parent Subsidiaries included, or incorporated by reference, in the Parent SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present, in all material respects, in accordance with of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Parent and the Parent Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of loss and the consolidated cash flows of Parent and the Parent Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), in each case, except to the extent such financial statements have been modified or superseded by later Parent SEC Documents filed and publicly available prior to the date of this Agreement.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent’s or such Parent Subsidiary’s audited financial statements or other Parent SEC Documents.

Section 6.7 Absence of Certain Changes or Events. From the date of Parent’s most recent balance sheet included in the Parent SEC Documents filed with the SEC at least two Business Days prior to the date of this Agreement through the date of this Agreement, and except for events giving rise to, and the discussion and negotiation of, this Agreement or any strategic transaction process by Parent, (a) Parent and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Parent Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Parent Material Adverse Effect, and (c) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of Company under, Section 7.2.

Section 6.8 No Undisclosed Material Liabilities. There are no material liabilities of Parent or any of the Parent Subsidiaries of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would be required under GAAP to be set forth on the financial statements of Parent or the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on Parent’s most recent consolidated balance sheet (or notes thereto) included in the Parent SEC Documents filed by Parent with the SEC at least two Business Days prior to the date of this Agreement; (b) liabilities incurred pursuant to this Agreement; (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of Parent’s most recent consolidated balance sheet (or notes thereto) included in the Parent SEC Documents filed by Parent with the SEC at least two Business Days prior to the date of this Agreement, or (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.9 No Default. Neither Parent nor any of the Parent Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Parent Charter or other Organizational Documents of Parent, or (ii) the comparable Organizational Documents of any of the Parent Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) and this clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.10 Litigation. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, Holdco, SNDA Merger Sub or any Parent Subsidiary, and (b) none of Parent, Holdco, SNDA Merger Sub or any Parent Subsidiary, or any of their respective properties, is subject to any outstanding Order of any Governmental Authority or settlement agreement.

Section 6.11 Taxes.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, Parent and each Parent Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Parent and each Parent Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary; (ii) no material deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to Parent’s Knowledge, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) none of Parent or any Parent Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) none of Parent or any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file obtained in the ordinary course); and (v) none of Parent or any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). No claim has been made by a Governmental Authority in a jurisdiction where Parent or a Parent Subsidiary does not file Tax Returns that Parent or such Parent Subsidiary is or may be subject to taxation in that jurisdiction.

(c) None of Parent or any entity in which Parent or any Parent Subsidiary directly or indirectly owns an interest has incurred any material liability for Tax other than (i) in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ad valorem and similar property Taxes), or (ii) transfer or similar Taxes arising in connection with sales of property.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Parent Permitted Liens.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary (other than customary arrangements under commercial contracts, leases or borrowings entered into in the ordinary course of business).

(g) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes, in each case that is still binding on Parent or any Parent Subsidiary.

(h) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group the common parent of which was Parent) or

(ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(i) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with Transactions.

(k) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, no written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(l) This Section 6.11 contains the sole and exclusive representations and warranties of Parent and the Parent Subsidiaries with respect to Taxes and Tax matters (other than those matters described in Section 6.12).

Section 6.12 Employees.

(a) Except as, individually or in the aggregate, would not reasonably be expected to be material to Parent and the Parent Subsidiaries (taken as a whole), there are no, and in the prior three years there have not been any unfair labor practices, labor arbitrations, or other labor or employment-related Actions pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries by or on behalf of any present or former employee of Parent or any of the Parent Subsidiaries or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing labor, employment, or terms and conditions of employment, including the termination of employment, or any other discriminatory, wrongful or tortious conduct on the part of Parent or any of the Parent Subsidiaries in connection with the employment relationship.

(b) To Parent’s Knowledge, Parent and the Parent Subsidiaries have for the past three years been and are in material compliance with all applicable Laws respecting employment and employment practices, including all Laws relating to terms and conditions of employment, equal employment opportunity and equal pay, background checks, worker classification as employees and independent contractors and as exempt or non-exempt under the Fair Labor Standards Act and comparable state laws, collective bargaining and labor relations, disability, accommodations, identity and employment eligibility verification, immigration, health and safety, wages (including meal times, rest breaks and overtime), hours and benefits, harassment, discrimination, retaliation, record retention, notice and posting requirements, leaves of absence (including paid sick leave), contractors and temporary employees, workers’ compensation, termination, plant closings and layoffs (including under WARN and comparable state, local or other Laws), unemployment compensation, and any other employment related matters. To Parent’s Knowledge, all independent contractors or other individual engaged in any other non-employee role by Parent or any Parent Subsidiaries are and have for the past three years been at all times properly classified in all material respects as such for purposes of all Laws, including Laws with respect to employee benefits, and all current and former employees of Parent or any Parent Subsidiary are and have been at all times properly paid under the FLSA.

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event (other than a subsequent change in control)) will (i) result in the payment pursuant to any employee benefit plan or compensation arrangement of Parent or any Parent

Subsidiary in effect as of the date hereof of any amount that would, individually or in combination with any other such payment, be a “parachute payment” within the meaning of Section 280G of the Code, (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Parent or any Parent Subsidiary except as provided by this Agreement, (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of Parent or any Parent Subsidiary, or (iv) require any contributions or payments to fund any obligations under any employee benefit plan or compensation arrangement of Parent or any Parent Subsidiary.

(d) None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) To Parent’s Knowledge, the employee benefit plans and compensation arrangements of Parent or any Parent Subsidiary. (and each related trust, insurance contract or fund) are and have been established, operated and administered in compliance, in all material respects, with their terms and with the requirements of ERISA, the Code and all other applicable Laws.

Section 6.13 Information Supplied. None of the information relating to Parent and the Parent Subsidiaries or that is provided by Parent and the Parent Subsidiaries in writing that will be contained in the Joint Proxy Statement/Prospectus will, at the time of the mailing thereof or at the time the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by, or with respect to, Company or CNL Merger Sub.

Section 6.14 Intellectual Property.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own all right, title and interest in, or have enforceable rights to use, the Parent Intellectual Property and all other Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as currently conducted.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, there are no pending Actions brought by Parent or any Parent Subsidiary against any third party alleging infringement of Parent Intellectual Property and, to Parent’s Knowledge and within the past three years, neither Parent nor any Parent Subsidiary has infringed any material Parent Intellectual Property.

(c) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, there are no claims pending or, to Parent’s Knowledge, threatened in writing against Parent or any Parent Subsidiary alleging a violation by Parent or any Parent Subsidiary of any Intellectual Property rights of any party other than Parent or a Parent Subsidiary (a “Parent Third Party”) and, to the Parent’s Knowledge, the conduct of the businesses of Parent and the Parent Subsidiaries as currently conducted does not infringe, violate, or misappropriate any Parent Third Party’s Intellectual Property rights.

(d) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2023, to Parent’s Knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any material Parent trade secret held by Parent or any Parent Subsidiary.

Section 6.15 Privacy and Data Security. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries comply, and have since January 1, 2023, complied, in all material respects with (i) all applicable Privacy and Data Security Laws, (ii) all written and legally binding contractual commitments related to information security and data privacy (including the Processing of Personal Information), and (iii) all of their internal and written public policies, notices, representations, promises, commitments, and/or statements related to the privacy, security, or the Processing of Personal Information (collectively, “Parent Privacy Requirements”). Since January 1, 2023, Parent and the Parent Subsidiaries have performed security risk assessments to the extent required by the Parent Privacy Requirements and addressed and materially remediated all material threats and deficiencies identified in those security risk assessments.

(b) Parent and the Parent Subsidiaries have established an information security program that complies in all material respects with applicable Parent Privacy Requirements relating to information security and data privacy, in each case, to the extent applicable to such entity. have been no material violations of such information security program that would constitute a breach of any applicable Parent Privacy Requirements. Since January 1, 2023, Parent has assessed its and the Parent Subsidiaries’ information security program, to the extent required under applicable Parent Privacy Requirements, and each such information security program has proven compliant with Parent Privacy Requirements in all material respects.

(c) Parent and each Parent Subsidiary have at all times since January 1, 2023, used their commercially reasonable efforts to implement and maintain, commercially reasonable measures to protect Personal Information against any Security Incident. Since January 1, 2023, neither Parent nor any Parent Subsidiary has experienced a Security Incident, and neither Parent nor any Parent Subsidiary is currently investigating a potential Security Incident. In relation to any Security Incident and/or Parent Privacy Requirement, none of Parent or the Parent Subsidiaries, have been notified or been required to notify any Person under applicable Privacy and Data Security Laws. Since January 1, 2023, none of Parent or any of the Parent Subsidiaries have received any written notice of, or, to Parent’s Knowledge, been subject to any Action or to Parent’s Knowledge, been the subject of any investigation or enforcement action by, any Person, in each case with respect to any applicable Parent Privacy Requirement or compliance therewith or violation thereof. To the extent required by any applicable Parent Privacy Requirement, Parent and Parent Subsidiaries also require third parties Processing Personal Information on behalf of Parent or any Parent Subsidiary or otherwise receiving from, or sharing with, Parent or a Parent Subsidiary to enter into written contractual commitments that include commercially reasonable requirements regarding the processing, receipt and sharing of such Personal Information, including provisions requiring material compliance with applicable Privacy and Data Security Laws and timely notification to Parent or the Parent Subsidiaries of any Security Incident that affects the Parent IT Systems or Personal Information.

(d) The Parent IT Systems (i) are in good repair and operating condition to effectively perform all information technology operations necessary to conduct Parent’s and the Parent Subsidiaries’ business, (ii) are free from material bugs, errors or defects and (iii) do not contain any Malicious Code. Since January 1, 2023, there has been no error, failure, breakdown, malfunction, attack involving denial of service security breach or continued substandard performance of any Parent IT Systems that has caused a material disruption or interruption in or to the operation of Parent’s or the Parent Subsidiaries’ businesses. Parent and the Parent Subsidiaries have implemented and periodically tested reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice and there are no material deficiencies identified during such tests that have not been remediated. Neither Parent nor any of the Parent Subsidiaries is in breach in any material respect of any contract relating to any Parent IT System, or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a material breach in any material respect of any contract relating to any Parent IT System.

Section 6.16 Environmental Matters. Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary are, and for the last three years have been, in compliance with all Environmental Laws;

(b) Parent and each Parent Subsidiary have obtained and maintain all Environmental Permits necessary to conduct their current operations or otherwise in connection with the ownership of the Parent Properties and are in compliance with such Environmental Permits, all of which are in full force and effect, and there are no proceedings pending or, to Parent’s Knowledge, threatened, that seek the revocation, cancellation, suspension or modification of any such Environmental Permit;

(c) Neither Parent nor any Parent Subsidiary has received within the last three years or earlier if unresolved, (i) any written request for information from any Governmental Authority pursuant to Environmental Laws, (ii) any written notice, demand, letter or claim from any Person alleging that it is in violation of, or has liability under, any Environmental Law or with respect to Hazardous Substances, or (iii) any Order issued against it. There is no Action pending, or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary under any Environmental Law or with respect to Hazardous Substances;

(d) To Parent’s Knowledge, none of the Parent Properties contain any of the following: (i) underground storage tanks, (ii) dumps or landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Hazardous Substances pursuant to RCRA or similar state Laws, (v) asbestos or ACM, (vi) polychlorinated biphenyls, (vii) PFAS, (viii) lead or LBP, (ix) toxic mold, or (x) radon for which mitigation measures are advised or required pursuant to the U.S. Environmental Protection Agency’s guidelines or similar state Laws;

(e) Neither Parent nor any Parent Subsidiary has entered into or agreed to any Order or is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; and

(f) To Parent’s Knowledge, (i) there has been no Release of a Hazardous Substance at, on, in, or under the Parent Property or any real property formerly owned, operated or leased by Parent or any Parent Subsidiary and (ii) neither Parent nor any Parent Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location, except in the case of each of (i) and (ii) as has not and would not reasonably be expected to give rise to or result in a liability of Parent or the Parent Subsidiaries.

(g) To the extent requested by Company, Parent and the Parent Subsidiaries have made available to Company all reports, site assessments, audits and documents, in each case in their possession that relate to Parent’s or any Parent Subsidiary’s outstanding or reasonably anticipated liability under Environmental Laws, compliance with Environmental Laws during the past three years, the environmental condition of the Parent Property or any real property formerly owned, operated or leased by Parent or any Parent Subsidiary.

Section 6.17 Properties.

(a) Either Parent or a Parent Subsidiary has good and valid fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens.

(b) Parent and each Parent Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of each of the Parent Properties and the buildings and improvements on any of the Parent Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the Parent Properties and the buildings and improvements on any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent and the Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants or residents and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent’s or any of the Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Neither Parent nor any Parent Subsidiary has received written notice that Parent or any Parent Subsidiary is in violation or default under any material reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction or other similar agreements to which Parent or any Parent Subsidiary is a party (or to which owned Parent Property is subject), except for violations or defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has delivered a written default notice to a party under any reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which a member of Parent or any Parent Subsidiary is a party (or to which owned Parent Property is subject), except for defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.18 Parent Material Contracts.

(a) Except for contracts filed as exhibits to the Parent SEC Documents, neither Parent nor any Parent Subsidiary is a party to or bound by any contract, agreement or understanding, whether written or oral, that, as of the date hereof is required to be filed as an exhibit to the Parent Annual Report on Form 10-K pursuant to Items 601(b)(2) and (10) of Regulation S-K promulgated under the Securities Act (each such contract, a “Parent Material Contract”).

(b) Except for contracts filed as exhibits to the Parent SEC Documents, a true, complete and correct, in all material respects, copy of each Parent Material Contract, as of the date of this Agreement, has been made available to Company prior to the date of this Agreement.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable against Parent and each Parent Subsidiary that is a party thereto and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Parent and each of the Parent Subsidiaries and, to the Knowledge of the Parent, any other party thereto, have performed all obligations required to be performed by it under each Parent Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary, or, to Parent’s Knowledge, any other party thereto, is in breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Parent Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2023 and through the date hereof, and except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received written notice of any violation or default under any Parent Material Contract.

Section 6.19 Approval Required. The Parent Stockholder Approval are the only votes of holders of securities of Parent required in connection with the consummation by Parent, Holdco or SNDA Merger Sub of the Transactions.

Section 6.20 Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Holdco or SNDA Merger Sub.

Section 6.21 Available Funds.

(a) Parent has delivered to Company a true, complete and correct copy of executed Investment Agreements, pursuant to which the Investors have committed, subject to the terms and conditions thereof, to invest $110,000,017.12 in the aggregate on or prior to the First Closing Date (the “Equity Financing”). As of the date hereof, each Investment Agreement is in full force and effect and is a legal, valid and binding obligation of (i) Parent and (ii) each of the Investors party thereto, as applicable, in each case enforceable against Parent and the Investors party thereto in accordance with their terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law)). There are no conditions precedent or other contingencies (including subsequent approval process) related to the Equity Financing other than as expressly set forth in the Investment Agreements that would permit any party to the Investment Agreements to not fund the full amount (or any portion thereof) of the Equity Financing on or prior to the First Closing Date, and none of the terms or commitments contained in the Investment Agreements has been withdrawn, rescinded, amended or modified in any respect (and no such withdrawal, rescindment, amendment or modification is pending). Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Equity Financing or the Transactions this Agreement that would reasonably be expected to adversely affect the availability of the Equity Financing other than as set forth in the Investment Agreements. Subject to the terms and conditions of the Investment Agreements, Company is an express third-party beneficiary of the Investment Agreements and Company is entitled to enforce the Investment Agreements in accordance with their terms against the Investors.

(b) Parent has delivered to Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof, by and among Parent and the financial institutions party thereto including all exhibits, schedules and annexes to such letter in effect as of the execution and delivery of this Agreement and (ii) the executed fee letters related thereto (together, the “Debt Commitment Letter”) (it being understood that such fee letters have been redacted to remove fees, the rates and amounts in the “market flex,” if any, and other economic terms that would not adversely affect the amount, conditionality, availability or termination of the Debt Financing). Other than the Debt Commitment Letter, there are no side letters or other written agreements, contracts or arrangements that impose any additional conditions or other contingencies related to the funding of the full amount of the Debt Financing. There are no conditions or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement.

(c) The proceeds of the Debt Financing, if funded, together with the Equity Financing and any available cash of Parent, Company and their respective Subsidiaries, constitute sufficient funds for Parent on the Second Closing Date (i) to pay the Per Share Cash Consideration and all fees and related expenses required to be paid by Parent, and on the First Closing Date, there will be no restriction on the use of such cash for such purpose on the terms and conditions contained in this Agreement and (ii) to perform and satisfy the obligations of Parent, Holdco and SNDA Merger Sub set forth in this Agreement, including in connection with the Equity Purchase and the Second Merger and the other Transactions contemplated hereby. Parent does not have, and as of the First Closing Date and Second Closing Date will not have incurred, any obligation, commitment, restriction or liability of any kind that would prevent or substantially adversely affect such resources. Each of Parent, Holdco and SNDA Merger Sub acknowledges that the obligations of each of Parent, Holdco and SNDA Merger Sub hereunder are not subject to any conditions regarding the ability of Parent, Holdco or SNDA Merger Sub to obtain financing for the consummation of the Transactions or otherwise.

Section 6.22 Solvency. None of Parent, Holdco or SNDA Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or waiver of the conditions to the obligations of Parent, Holdco and SNDA Merger Sub to consummate the Transactions, as of the Second Merger Effective Time and immediately after giving effect to the Second Merger (including the payment of all amounts payable pursuant to Article 3 in connection with or as a result of the Transactions and all related fees and expenses of Parent, Holdco, Company, and their respective subsidiaries in connection therewith), the Surviving Entity will be Solvent. As used in herein, the term “Solvent” shall mean, with respect to a Person on a particular date, that on such date (a) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (b) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 6.23 No Business Activities of Merger Sub. All of the outstanding equity securities of Holdco are owned (directly or indirectly) by Parent. All of the outstanding capital stock of SNDA Merger Sub is owned by Holdco. SNDA Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of SNDA Merger Sub, the negotiation and execution of this Agreement and the consummation of the Transactions.

Section 6.24 Ownership of Company Common Stock. None of Parent, Holdco, SNDA Merger Sub or any of their respective subsidiaries owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of Company Common Stock or other securities of Company (other than as contemplated by this Agreement).

Section 6.25 Certain Arrangements. There are no contracts, undertakings, commitments or obligations, whether written or oral and whether or not legally binding, between Parent or any of its Affiliates, on the one hand, and any member of Company’s management or the Company Board or any beneficial owner of Company Common Stock, on the other hand, (a) relating in any way to the equity or capital of Company or any Company Subsidiary, the Transactions, or the management of the Surviving Entity after the Second Merger Effective Time or (b) pursuant to which any Holder would be entitled to receive value or consideration of a different amount or nature than the Transaction Consideration or agrees to vote in favor of this Agreement and the Transactions or agrees to vote against or otherwise oppose any Company Acquisition Proposal. None of Parent, Holdco, SNDA Merger Sub, or any of their respective Affiliates, has entered into any contract, arrangement or understanding expressly prohibiting any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to Company or any Company Subsidiary.

Section 6.26 Anti-Corruption and Anti-Bribery. None of Parent, any Parent Subsidiary, any other Affiliate of Parent or any director, officer, or manager of Parent, any Parent Subsidiary or any other Affiliate of Parent nor, to Parent’s Knowledge, any employee, consultant, agent or other third party acting for or on behalf of Parent, any Parent Subsidiary or any other Affiliate of Parent has, directly or indirectly, in connection with the conduct of any activity of Parent, any Parent Subsidiary or any other Affiliate of Parent: (a) made, offered, promised or authorized any payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, for the purpose of (i) unlawfully influencing any act or decision of such or other Person, (ii) inducing such or other Person to do or omit to do any act in violation of a lawful duty, (iii) unlawfully obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature or (v) otherwise securing any unlawful advantage; (b) established or maintained any unlawful fund of corporate monies or other properties; (c) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (d) in connection with any applicable Law relating to anti-corruption and/or anti-bribery matters (i) conducted or initiated any review, audit or internal investigation in the last three years, (ii) made a voluntary, directed or involuntary disclosure to any Governmental Authority, or (iii) in the past five years, received any written notice, request or citation from any Governmental Authority alleging noncompliance relating to anti-corruption and/or anti-bribery matters; or (e) violated (i) any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., (ii) the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or (iii) any other applicable Law relating to anti-corruption and/or anti-bribery matters. In the past five years, to the Knowledge of Parent, there has been no condition or circumstance that would reasonably be expected to give rise to any liability relating to noncompliance with any applicable Law relating to anti-corruption and/or anti-bribery matters.

Section 6.27 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 6, none of Parent, Holdco, SNDA Merger Sub or any other Person has made any representation or warranty, expressed or implied, including, with respect to Parent, Holdco or SNDA Merger Sub or the Affiliates thereof, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Holdco or SNDA Merger Sub, and Parent, Holdco and SNDA Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent, Holdco and SNDA Merger Sub in this Article 6, none of Parent, Holdco, SNDA Merger Sub or any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Parent, Holdco and SNDA Merger Sub, the negotiation of this Agreement or in the course of the Transactions.

Article 7

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE CONSUMMATION OF THE TRANSACTIONS

Section 7.1 Conduct of Business by Company.

(a) Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Second Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 7.1(a) of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to (A) subject to the express restrictions set forth in Section 7.1(b) or elsewhere in this Agreement, conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with Law in all material respects, (B) maintain the status of Company as a REIT, and (C) use commercially reasonable efforts to (1) maintain its material assets, properties, contracts, agreements or other material legally binding undertakings, licenses and business organizations in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary’s control excepted), and (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, partners, creditors, lessors, licensors, licensees, managers, operators, tenants, residents, and other Persons with which Company and the Company Subsidiaries has material business relations. No action by Company or a Company Subsidiary with respect to matters set forth in any provision of Section 7.1(b) for which Parent has expressly provided consent in writing shall be deemed a breach of this Section 7.1(a).

(b) Without limiting the generality of foregoing, Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 7.1(b) of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend the Organizational Documents of Company or any Company Subsidiary or waive the stock ownership limit under the Organizational Documents of Company;

(ii) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company or any Company Subsidiary or other equity or voting securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary, (B) any Permitted REIT Dividend in accordance with Section 7.1(c), and (C) the declaration and payment of a quarterly dividend of up to $0.02560 per share of Company Common Stock to the Holders and the holders of the Company Restricted Stock Awards with respect to each full fiscal quarter of Company (but only if that such full fiscal quarter will be completed prior to the First Closing Date (each, a “Full Quarter Dividend”)); provided, that, with respect to this clause (C), (1) Company shall ensure that the declaration date, record date and payment date with respect to any such quarterly dividend shall be substantially consistent with historical record dates from fiscal year 2025 or if such date is not a Business Day, the next day that is a Business Day, and (2) if the First Closing Date occurs during a fiscal quarter of Company, Company shall be permitted to declare and pay a pro rata portion of the quarterly dividend of $0.02560 per share of Company Common Stock with respect to the portion of such quarter elapsed in such fiscal quarter through the First Closing Date, with the dividend to be declared and paid to the Holders and the holders of the Company Restricted Stock Awards no less than two days prior to the First Closing Date (the “Partial Quarter Dividend”);

(iv) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Company or a Company Subsidiary, other than (A) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Company or a wholly owned Company Subsidiary) or (B) to the extent required to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the First Merger Effective Time, in connection with redemptions made in accordance with Article 7 of the Company Charter in the event that a stockholder becomes the owner of greater than 9.8% by number or value of the outstanding shares of Company Common Stock;

(v) except for transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, offer, authorize for issuance, issue, sell, pledge, dispose or otherwise encumber, any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents of Company or any of the Company Subsidiaries;

(vi) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary;

(vii) sell, license, mortgage, pledge, lease, assign, transfer, dispose of or encumber (other than a Company Permitted Lien), agree to or otherwise effect a deed or assignment in lieu of foreclosure with respect to, or otherwise dispose of any Company Properties (or real property that if owned by Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Lien (other than a Company Permitted Lien) thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for (A) the replacement of personal property in the ordinary course of business with personal property of equal or greater value or (B) the disposition of worn out or obsolete personal property that is not necessary for the operation of the business of Company or any Company Subsidiary;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness or issue or amend the terms of any debt securities of Company, or of the Company Subsidiaries or of any Company Debt Agreement, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person, other than (A) pursuant to Company Material Contracts in effect prior to the execution and delivery of this Agreement, (B) advances of reasonable business expenses to directors, officers and employees for travel and other reimbursable expenses incurred in the ordinary course of business consistent with past practice and in compliance in all material respects with Company’s policies related thereto, (C) as required under the Organizational Documents of any Company Subsidiary, or (D) to or among Company Subsidiaries;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract) or any Company Real Property Lease, except any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary;

(xi) waive, release, assign, settle or compromise any Action or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would restrict the operations of Company, any Company Subsidiary or their respective businesses after the First Merger Effective Time, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only (I) the payment of any amounts (including applicable deductibles) payable under an insurance policy insuring Company or a Company Subsidiary or (II) monetary damages that (x) are equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (y) do not exceed $200,000 individually or $400,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Company, any Company Subsidiary, Parent or the Surviving Entity, and (C) do not provide for any material liability or admission of wrongdoing by Company or any of the Company Subsidiaries (for the avoidance of doubt, this Section 7.1(b)(xi) does not apply to (x) any such matter relating to Taxes, which shall be covered by Section 7.1(b)(xviii)), or (y) Actions with any present, former or purported holder or group of holders of Company Common Stock, which shall be governed by Section 8.7(b);

(xii) (A) hire or engage any employee, executive officer, director or other service provider of Company or any Company Subsidiary (other than in connection with the appointment of directors as may be elected by the Holders at Company’s annual meeting), (B) increase the amount, rate, or terms of compensation or benefits of any current or former directors, officers, individual independent contractors, or other service providers of Company or any Company Subsidiary, or (C) enter into or amend, or adopt or incur any liability under or with respect to, any change of control, bonus, or severance agreement with any, director, officer, individual independent contractors, or other service providers of Company or any Company Subsidiary;

(xiii) negotiate, enter into, amend or extend any Labor Agreement or recognize or certify any Union as the bargaining representative for any employees of Company or any Company Subsidiary;

(xiv) grant, confer, award or modify the terms of any options, warrants, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Company’s or any of the Company Subsidiaries’ capital stock or other voting securities or equity interests;

(xv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC; provided, however, that nothing herein shall prohibit the Company from continuing to calculate, utilize, and disclose funds from operations and other non-GAAP financial measures in accordance with the standards promulgated by the National Association of Real Estate Investment Trusts, as utilized by the Company as of the date hereof;

(xvi) enter into any new line of business or form any new Company Subsidiaries;

(xvii) enter into any agreement that would limit or otherwise restrict Company or any of the Company Subsidiaries or any of their successors or Parent or its Affiliates after the Equity Purchase Effective Time from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(xviii) (A) enter into or modify in a manner materially adverse to Company any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) amend any material Tax Return or file any material Tax Return inconsistent with past practice other than as required by applicable Law, (E) settle or compromise any material federal, state, local or non-U.S. Tax liability, audit, claim or assessment, (F) enter into any material closing agreement related to Taxes, (G) surrender any right to claim any material Tax refund, or (H) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);

(xix) take any action that would, or fail to take any action the failure of which to be taken would, reasonably be expected to cause (A) Company to fail to qualify as a REIT or (B) any entity in which Company directly or indirectly owns an interest to cease to be treated as any of (x) a partnership or disregarded entity for federal income tax purposes, or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, in the case of clause (B)(x), which action or failure would have a Company Material Adverse Effect;

(xx) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Company or any Company Subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in an increase in any Taxes, except as otherwise expressly permitted by this Agreement);

(xxi) form any new partnerships or joint ventures;

(xxii) with respect to the Company Properties subject to Company Property Management Agreements, make any fourth-quarter 2025 capital expenditures in excess of $5,066,809 in the aggregate, or make any fourth-quarter 2025 capital expenditures in excess of the capital expenditures amount budgeted on an operator by operator basis in Company’s 2025 operator budget made available to Parent prior to the date hereof, other than a de minimis amount, other than (A) in conjunction with emergency repairs (provided, that, to the extent reasonably practicable, Company shall use reasonable efforts to consult with Parent in advance regarding the nature and estimated amount of any such capital expenditures, and provided, further, that if such advance notice is not provided in accordance with the foregoing proviso, Company shall notify Parent of the nature and cost of any such capital expenditures within two (2) Business Days following the material resolution of such emergency repairs), or (B) as required by Law (provided, that to the extent reasonably practicable, Company shall use reasonable efforts to consult with Parent in advance regarding the nature and estimated amount of any such capital expenditures), and Company shall use commercially reasonable efforts to make any material capital expenditures in accordance with such fourth-quarter 2025 budgeted expenses or Proposed 2026 Budget, if approved (or as otherwise contemplated by Section 8.21). Notwithstanding the foregoing, with respect to the NNN Properties, Company shall process tenant capital expenditure reimbursement requests consistent with the applicable Company Real Property Leases and prior practice;

(xxiii) (A) permit any material insurance policy under which Company is named as the primary insured, or Company’s existing directors and officers liability insurance policy, or (B) subject to Company using its commercially reasonable efforts, permit a material insurance policy under which Company is named as an additional insured, to be (1) canceled or terminated unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy, or (2) allowed to expire unless such entity shall have used commercially reasonable efforts to obtain an insurance policy with substantially similar terms and conditions to the expired policy; provided that, with respect to any renewal of any such policy, Company shall (x) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (y) provide Parent a reasonable opportunity to review and consider the terms of any such policy and consider in good faith any comments Parent may provide to Company with respect to the terms of any such policy;

(xxiv) sell, lease, license, assign, transfer, abandon, or otherwise dispose of any Intellectual Property of Company or any Company Subsidiaries other than (x) non-exclusive licenses granted by Company or Company Subsidiaries in the ordinary course of business to vendors of Company or Company Subsidiaries to enable the provision of services to Company or Company Subsidiaries, (y) abandoning or allowing to lapse immaterial Company Registered Intellectual Property in the exercise of Company’s reasonable business judgment, or (z) expirations of Company Registered Intellectual Property at the end of its statutory term;

(xxv) disclosure of Company trade secrets or other material confidential information, other than to Persons subject to reasonable nondisclosure and nonuse obligations with respect thereto;

(xxvi) change or amend any data privacy or information security practice in a manner adverse to the business, except as required by applicable Law; or

(xxvii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Company from taking any action or refraining to take any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to Company, the taking of such action or refraining from taking such action is reasonably necessary for Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Second Merger Effective Time, including, making dividend or other distribution payments to the Holders in accordance with this Agreement or otherwise as permitted pursuant to Section 7.1(b)(iii) or to qualify or preserve the status of any entity in which Company directly or indirectly owns an interest as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code (any such dividend or distribution, a “Permitted REIT Dividend”); provided, that, prior to taking or refraining from taking any such action pursuant to this Section 7.1(c), Company and the Company Subsidiaries shall inform Parent in writing of such action and shall consult with and cooperate with Parent in good faith to minimize the adverse effect of such action to Company and Parent.

Section 7.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated or required pursuant to this Agreement, or (iv) as set forth in Section 7.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with Law in all material respects, and (B) use commercially reasonable efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent or any Parent Subsidiary’s control excepted), and (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, creditors, lessors, managers, operators, tenants, residents, and other significant third parties. No action by Parent or a Parent Subsidiary with respect to matters set forth in any provision of Section 7.2(b) for which Company has expressly provided consent in writing shall be deemed a breach of this Section 7.2(a).

(b) Without limiting the generality of foregoing, Parent covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Company (which consent shall not in any case be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated or required by this Agreement, or (iv) as set forth in Section 7.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any Parent Subsidiary to, do any of the following:

(i) amend the Organizational Documents of Parent (excluding, for the avoidance of doubt, the Parent Charter Amendment and the Additional Parent Amendment), or any Parent Subsidiary in any material respect;

(ii) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of Parent or any Parent Subsidiary (other than any wholly owned Parent Subsidiary);

(iii) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity or voting securities or ownership interests in Parent or any Parent Subsidiary, except for

(A) the declaration and payment of dividends or other distributions to Parent or any Parent Subsidiary by any directly or indirectly wholly owned Parent Subsidiary and (B) the declaration and payment of dividends in respect of the Series A Preferred Stock of Parent in the ordinary course;

(iv) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Parent or a Parent Subsidiary, other than (A) repurchases, withholdings, or cancellations of equity securities or awards of Parent pursuant to the terms and conditions of such equity awards, (B) in the ordinary course of business or (C) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(v) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, if such merger, consolidation, investment, or acquisition would reasonably be expected to materially delay or prevent the consummation of the Transactions in any respect, including requiring Parent to further amend its charter (other than the Parent Charter Amendment and the Additional Parent Amendment) or requiring Parent to raise funds in order to consummate the Transactions;

(vi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Material Contract (or any contract that, if existing as of the date hereof, would be a Parent Material Contract), except to the extent any of the foregoing would not materially delay or prevent Parent from being able to consummate the Transactions;

(vii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(viii) enter into any agreement that would materially limit or otherwise materially restrict Parent or any of the Parent Subsidiaries or any of their successors from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(ix) (A) enter into or modify in a manner materially adverse to Company any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) amend any material Tax Return or file any material Tax Return inconsistent with past practice other than as required by applicable Law, (E) settle or compromise any material federal, state, local or non-U.S. Tax liability, audit, claim or assessment, (F) enter into any material closing agreement related to Taxes, (G) surrender any right to claim any material Tax refund, or (H) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);

(x) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in a material increase in any Taxes, except as otherwise contemplated by this Agreement);

(xi) sell, assign, transfer, abandon, exclusively license or otherwise license outside of the ordinary course of business, any material Intellectual Property of Parent or any Parent Subsidiaries; or

(xii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 7.3 Other Actions. Each Party agrees that, during the Interim Period, except as expressly contemplated or required by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the Transactions, or enter into any agreement or otherwise make a commitment, to take any such action.

Section 7.4 No Control of Business. Nothing contained in this Agreement shall give Parent, Holdco or SNDA Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct Company or any of Company’s operations or Parent’s or any of Parent’s or any of its Subsidiaries’ operations, respectively, prior to the Second Merger Effective Time. Prior to the Second Merger Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent and no consent of Company shall be required with respect to any matter set forth in Article 7 or elsewhere in the Agreement to the extent that the requirement of such consent would violate any applicable Law; provided that notice of the action taken upon such reliance is provided in writing to the other Party as soon as reasonably practicable following the taking of such action.

Article 8

ADDITIONAL COVENANTS

Section 8.1 Preparation of the Joint Proxy Statement/Prospectus; Stockholders Meeting.

(a) Registration Statement and Joint Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (and in any event, within 45 days after the date hereof), Parent and Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 or other applicable form (the “Registration Statement”), which shall contain (i) a joint proxy statement prepared by Parent and Company in connection with the solicitation of proxies from (A) the Holders to obtain the Company Stockholder Approval and (B) the Parent stockholders to obtain the Parent Stockholder Approval, as applicable (the “Joint Proxy Statement”) and (ii) a prospectus prepared by Parent relating to the Stock Issuance (such prospectus, the “Prospectus” and, the Prospectus together with the Joint Proxy Statement, the “Joint Proxy Statement/Prospectus”). The Parties shall use commercially reasonable efforts to obtain and furnish the information required to be included by the SEC in the Joint Proxy Statement/Prospectus, and respond, after providing copies of any comments received by the SEC to the other Party and consultation with each other, promptly to any comments made by the SEC with respect to the Joint Proxy Statement/Prospectus. Parent and Company shall use reasonable best efforts to cause such filing to be made as promptly as practicable following the date hereof. Parent and Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Promptly after the Registration Statement is declared effective by the SEC, Parent and Company shall file the Joint Proxy Statement/Prospectus with the SEC. Each of Parent and Company shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent stockholders and Holders, respectively, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall furnish all information concerning Company, Parent, and the holders of capital stock of Company and Parent, as applicable, as may be reasonably requested by the other Party in connection with any such action and the preparation, filing, and distribution of the Registration Statement and the Joint Proxy Statement/Prospectus, as applicable. Each of Parent and Company shall advise the other Party, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement or the Joint Proxy Statement/Prospectus will be made by Parent or Company without providing the other Party a reasonable opportunity to review and comment thereon, and shall in good faith consider such comments reasonably proposed by the other Party. Parent shall use reasonable best efforts to also take any action required to be taken under any applicable state securities or “blue sky” Laws in connection with the Stock Issuance, and Company shall furnish all information concerning Company, its Subsidiaries and the Holders as may be reasonably requested in connection with any such action. Parent will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Equity Purchase and the First Merger for offer or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Joint Proxy Statement/Prospectus shall contain the Company Board Recommendation, except to the extent the Company Board shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 8.3, and the Parent Board Recommendation, subject to applicable Law and the fiduciary duties of the Parent Board. If at any time prior to the Second Merger Effective Time, any information relating to Company or Parent or any of their respective Affiliates, officers or directors, is discovered by Company or Parent that, in the reasonable judgment of the Company or Parent, should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that the Registration Statement or Joint Proxy Statement/Prospectus would not contain any misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any other such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either Parent stockholders or Holders, as applicable.

(b) Stockholders’ Meetings.

(i) Company shall take all action necessary in accordance with applicable Laws and the Company’s Organizational Documents to duly call, give notice of, convene and hold a meeting of the Holders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the 60th day following the first mailing of the Joint Proxy Statement/Prospectus, to consider the approval of the Transactions, voting separately or together on each such matter (including any meeting following an adjournment thereof, the “Company Stockholders’ Meeting”). As promptly as practicable (and in any event within five Business Days) after the date of this Agreement (and thereafter, upon the reasonable request of Parent), Company shall, in coordination with Parent, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Company Stockholders’ Meeting will be 20 Business Days after the date the broker search is conducted. Company will, as soon as reasonably practicable following the date of this Agreement, take all action necessary in accordance with applicable Laws and the Company’s Organizational Documents to establish a record date (and Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) for the Company Stockholders’ Meeting. Subject to Section 8.3(d), the Company will, through the Company Board, recommend that the Holders approve the Transactions, voting separately or together on each such matter, and will use reasonable best efforts to solicit from the Holders proxies in favor of the approval of the Transactions, voting separately or together on each such matter, and to take all other actions necessary or advisable to secure the vote or consent of the Holders required by applicable Laws to obtain such approvals (whether separately or together on each such matter), provided, that, Company shall retain Broadridge as its proxy solicitor, and if Broadridge is unable or unwilling to serve, a proxy solicitor reasonably acceptable to Parent, in connection with obtaining the Company Stockholder Approval, and Company shall, and shall instruct the proxy solicitor to, provide regular updates to Parent with respect to the solicitation of proxies for (and the receipt of proxies and votes with respect to) the Company Stockholders’ Meeting. Without limiting the generality of the foregoing, but subject to Section 8.3(d) and the Company’s right to terminate this Agreement under the circumstances set forth in Section 10.1, the Company agrees that (A) its obligations pursuant to the first two sentences of this Section 8.1(b)(i) shall not be effected by (x) the commencement, public proposal, public disclosure or communication to Company of any Company Acquisition Proposal or (y) any Company Adverse Recommendation Change and (B) no Company Acquisition Proposal shall be presented to the Holders for approval at the Company Stockholders’ Meeting or any other meeting of the Holders. In the event of a Company Adverse Recommendation Change specifically permitted by Section 8.3(d), and this Agreement is not terminated in accordance with Section 10.1(c)(ii) Company shall continue to solicit proxies from the Holders.

(ii) Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly call, give notice of, convene and hold a meeting of the Parent stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the 60th day following the first mailing of the Joint Proxy Statement/Prospectus, to vote upon the Stock Issuance and the Parent Charter Amendment (including any meeting following an adjournment thereof, the “Parent Stockholders’ Meeting”). At the Parent Stockholders’ Meeting, Parent shall solicit approval from its stockholders for the Stock Issuance and the Parent Charter Amendment and may solicit approvals from its stockholders for (A) the Additional Parent Amendment, and (B) with the prior written approval of Company (such approval not to be unreasonably withheld, conditioned, or delayed), other immaterial matters in its reasonable discretion; provided, that with respect to the foregoing clauses (B) and (C), such solicitation and approval shall not be a condition to the consummation of the Transactions. As promptly as practicable (and in any event within five Business Days)

after the date of this Agreement (and thereafter, upon the reasonable request of Company), Parent shall, in coordination with Company, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Parent Stockholders’ Meeting will be 20 Business Days after the date the broker search is conducted. Parent will, as soon as reasonably practicable following the date of this Agreement, take all action necessary in accordance with applicable Laws, the rules of the NYSE and Company’s Organizational Documents to establish a record date (and Parent will not change the record date without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed)) for the Parent Stockholders’ Meeting. Parent will, through the Parent Board and subject to applicable Law and the fiduciary duties of the Parent Board, recommend that the Parent stockholders approve the Stock Issuance and the Parent Charter Amendment and will use reasonable best efforts to solicit from the Parent stockholders proxies in favor of the approval of the Stock Issuance and to take all other action necessary or advisable to secure the vote or consent of the Parent stockholders required by the rules of the NYSE and applicable Laws to obtain such approval.

(iii) Without limitation of Section 8.1(b)(i) and Section 8.1(b)(ii), Company and Parent shall each use commercially reasonable efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date. Company and Parent each agrees to give written notice to the other Party one day prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, and on the day of, but prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, have been obtained. Company shall not adjourn the Company Stockholders’ Meeting and Parent shall not adjourn the Parent Stockholders’ Meeting without the prior written consent of Parent or Company, respectively, such consent not to be unreasonably conditioned, withheld or delayed; provided, that, notwithstanding the foregoing, Company or Parent, as applicable, shall be required to postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, if (A) as of the time for which the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, is scheduled, there are insufficient shares of Company Common Stock or Parent Common Stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, or Company or Parent has not received proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, whether or not a quorum is present (it being understood that neither Company nor Parent may postpone or adjourn the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, more than two times pursuant to this clause (A) without the other Party’s prior written consent, such consent not to be unreasonably conditioned, withheld or delayed), (B) Company or Parent is required to postpone or adjourn the Company Stockholders’ Meeting or Parent Stockholders’ Meeting by applicable Law, Order or a request from the SEC or its staff, or (C) after consultation with the other Party, reasonable additional time is necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus is delivered in accordance with applicable Law in advance of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable; provided, however, that the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, may not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date.

Section 8.2 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and the terms of the Site Access Agreement, Company shall, and shall cause each of Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties (including the Company Properties), offices, books, contracts, personnel and records and, during such period, Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent and its Representatives all information (financial or otherwise) concerning its business, properties (including the Company Properties) and personnel as Parent may reasonably request. Notwithstanding the foregoing, Company shall not be required by this Section 8.2(a) to provide Parent or its Representatives with access to or to disclose information or any contract in Company’s reasonable judgment (A) that would be subject to contractual confidentiality terms with a third party entered into prior to the date of this Agreement (if Company has used commercially reasonable efforts to obtain permission or consent of such third party to disclosure of information or the applicable contract), (B) the disclosure of which would violate any Law applicable to Company, the Company Subsidiaries or any of their Representatives, or (C) that would be subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to Company or the Company Subsidiaries; provided, that Company shall use its commercially reasonable efforts to allow for such disclosure to the maximum extent that does not jeopardize such attorney-client privilege, attorney work product or other legal privilege. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Second Merger Effective Time, except as permitted in accordance with the Site Access Agreement or Section 8.15, Parent shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of Company and the Company Subsidiaries or this Agreement and the Transactions without the prior written consent of Company such consent not to be unreasonably withheld, conditioned or delayed (provided, that, for the avoidance of doubt, nothing in this Section 8.2(a) shall be deemed to restrict Parent and its Representatives and Affiliates from contacting such parties in pursuing the business of Parent operating in the ordinary course without reference to the Transactions). Prior to the Second Merger Eﬀective Time, none of Parent, Holdco, SNDA Merger Sub, or any of their respective Representatives, shall have the right to conduct invasive environmental testing or sampling at any of the facilities or properties of Company or any Company Subsidiaries without Company’s consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Each of Parent and Company will hold, and will direct its Representatives and Affiliates to hold, any nonpublic information relating to Company or Parent and Company Subsidiaries or Parent Subsidiaries, respectively, including any such information exchanged pursuant to this Section 8.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, as applicable, which shall remain in full force and effect with respect to such information pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 8.3 No Solicitation; Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 8.3, Company agrees that it shall, and shall cause each of the Company Subsidiaries and its and their respective officers and directors to, and shall direct, and use commercially reasonable efforts to cause, its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person with respect to any Company Acquisition Proposal. Except as expressly permitted by this Section 8.3, from the date hereof until the earlier of the termination of this Agreement in accordance with Article 10 and the Second Merger Effective Time, Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their respective officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives, not to, directly or indirectly through another Person, (i) solicit, entertain, initiate or knowingly encourage or knowingly facilitate any inquiries or the submission or announcement of or other making of any bid, proposal or offer from, any Person with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) enter into, engage, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent and its Representatives) relating to or otherwise in furtherance of, or that would reasonably be expected to lead to, any Company Acquisition Proposal or Inquiry, (iii) approve, recommend or endorse (or publicly propose or announce any intention or desire to approve, recommend or endorse) any Company Acquisition Proposal, (iv) furnish or otherwise disclose to any Person (other than Parent and its Representatives) any information or knowingly grant any Person (other than

Parent and its Representatives) access to its properties, assets, books, contracts, personnel or records in connection with or in response to any Company Acquisition Proposal, including for the purpose of determining whether to make or pursue any Inquiry relating to any Company Acquisition Proposal, (v) other than a Company Acceptable Confidentiality Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar contract, agreement or arrangement with any Person providing for or relating to a Company Acquisition Proposal or requiring Company to abandon, terminate or fail to consummate the Transactions (any of the foregoing referred in this clause (v), other than a Company Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”), or (vi) propose or agree to do any of the foregoing. Promptly following the execution of this Agreement, Company will (A) request the return or destruction of all non-public information concerning Company and the Company Subsidiaries furnished to any Person (other than Parent and its Affiliates and Representatives) that has executed a confidentiality agreement at any time within the twelve-month period immediately preceding the date hereof in connection with any Company Acquisition Proposal; (B) cease providing any further information with respect to Company and the Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and (C) terminate all access granted to any such Person and its Representatives to any physical or electronic data room.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement (that did not result from a material breach of this Section 8.3, it being agreed that Company may correspond in writing with any Person making such a written Company Acquisition Proposal to request clarification of the terms and conditions thereof solely so as to determine whether such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and may inform such Person of the provisions of this Section 8.3): (i) furnish information to such third party (and such third party’s Representatives, including potential financing sources and operating partners) making such Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, Company receives from the third party an executed Company Acceptable Confidentiality Agreement, and (B) any information concerning Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent or its Representatives, be provided to Parent or its Representatives, or Parent and its Representatives shall be provided access to such nonpublic information, prior to or substantially concurrently with the time it is provided to such Person (and in any event within 36 hours thereafter)), and (ii) engage in, enter into or otherwise participate in discussions or negotiations with such third party (and such third party’s Representatives, including potential financing sources and operating partners) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisors, that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal. It is understood and agreed that any disclosures, discussions or negotiations expressly permitted under this Section 8.3(b), if conducted in compliance with this Section 8.3(b), shall not constitute an Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement.

(c) Company shall notify Parent promptly (but in no event later than 36 hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information regarding Company or any Company Subsidiary by any third party that informs Company that it is considering making, or has made, a Company Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with Company regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal or Inquiry and indicate the material terms and conditions of any Company Acquisition Proposals or Inquiries, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals or Inquiries and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). Company shall also promptly (and in any event within 36 hours) notify Parent, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information to any Person in each case in accordance with Section 8.3(b)(i), and of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and shall otherwise keep Parent reasonably informed of the status and terms of any Company Acquisition Proposal or Inquiry on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or material correspondence relating thereto (which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). Neither Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidential or similar agreement that would prohibit it from providing such information to Parent.

(d) Except as permitted by this Section 8.3(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) fail to publicly reaffirm the Company Board Recommendation, or fail to recommend against any Company Acquisition Proposal within ten Business Days after any written request by Parent to do so following the public announcement of any Company Acquisition Proposal (or such fewer number of days as remains prior to the Company Stockholders’ Meeting, so long as such request is made at least two Business Days prior to the Company Stockholders’ Meeting) (it being understood that Company will have no obligation to make such reaffirmation on more than one occasion with respect to any Company Acquisition Proposal), (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 8.3(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement entered into in accordance with this Section 8.3 after the date hereof). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may (A) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Law, or (B) if Company has not breached this Section 8.3(d) or Section 8.3(e) (other than, in the case of Section 8.3(f), any breach that has a de minimis effect) and has not breached the other subsections of this Section 8.3 in any material respect, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 10.1(d)(ii) if the Company Board has received a Company Acquisition Proposal that the Company Board in good faith determines, after consultation with outside legal counsel and financial advisors, constitutes a Company Superior Proposal, after having complied (other than any non-compliance that has a de minimis effect) with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 8.3(e), and such Company Acquisition Proposal is not withdrawn.

(e) The Company Board shall only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 10.1(d)(ii) as permitted under Section 8.3(d) if (i) Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that Company intends to take such action, identifying the Person making the Company Superior Proposal and describing the material terms and conditions of the Company Superior Proposal or a reasonably detailed description of the Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Company Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by Company shall not constitute an Adverse Recommendation Change and shall not permit Parent to terminate this Agreement), (ii) during the four Business Day period following Parent’s receipt of the Notice of Change of Recommendation and ending at 11:59 p.m. (Orlando, Florida time) on such fourth Business Day (the “Notice of Change Period”), Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that, in the case of a Company Superior Proposal, such Company Superior Proposal ceases to constitute a Company Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, that (A) the Company Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Company Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect an Adverse Recommendation Change would be inconsistent with its duties under applicable Law. Any amendment to the financial terms or any other material amendment of such a Company Superior Proposal shall require a new Notice of Change of Recommendation, and Company shall be required to comply again with the requirements of this Section 8.3(e); provided, however, that the Notice of Change Period shall be reduced to two Business Days following receipt by Parent of any such new Notice of Change of Recommendation and ending at 11:59 p.m. (Orlando, Florida time) on such second Business Day.

(f) Nothing contained in this Agreement shall prohibit Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Holders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Holders that is required by applicable Law or if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change); provided, however, that neither Company nor the Company Board shall be permitted to recommend that the Holders tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 8.3(d).

(g) Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which Company or any Company Subsidiary is a party, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Company Board. Other than in connection with the consummation of the Transactions, Company and the Company Board shall not take any actions to exempt any Person from the “Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 10.1(d)(ii).

(h) Company shall not submit to the vote of the Holders any Company Acquisition Proposal other than the Equity Purchase, the First Merger, and the Second Merger prior to the termination of this Agreement in accordance with its terms.

(i) Parent acknowledges and agrees that no actions taken by Representatives of any third parties that hold interests in Company shall be a breach of this Section 8.3, so long as Company has not authorized or directed such third parties to take such actions in violation of this Section 8.3.

Section 8.4 Public Announcements. Except with respect to any Adverse Recommendation Change or, solely to the extent permitted pursuant to Section 8.3(f), Company Acquisition Proposal (or release, announcement or disclosure in connection therewith), or any action taken pursuant to, and in accordance with, Section 8.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the Transactions, and, except as otherwise permitted or required by this Agreement, none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a Party may, without obtaining the other Party’s consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the Transactions as may be required by Law, Order or the applicable rules of any stock exchange, in which case such Party shall consult with the other Party before making such public statement or filing with respect to this Agreement or any of the Transactions, except to the extent it is not reasonably practicable to do so. The Parties have agreed upon the form of a joint press release and the forms of applicable Exchange Act filings announcing the Transactions and the execution of this Agreement, and shall make such joint press release no later than one Business Day following the date on which this Agreement is signed and shall timely make such Exchange Act filings.

Section 8.5 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Second Merger Effective Time, Parent and the Surviving Entity shall, jointly and severally, and Parent shall cause the Surviving Entity to, for a period of six years from the Second Merger Effective Time: (i) exculpate, indemnify, defend and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Second Closing Date, serving as a manager, director, officer, trustee, or fiduciary of Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, as provided in the Organizational Documents or as provided in indemnification or similar agreements of Company or any of the Company Subsidiaries set forth in Section 8.5(a) of the Company Disclosure Letter, in all cases in connection with any Claim with respect to matters occurring on or before the Second Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, as provided in the Organizational Documents or as provided in indemnification or similar agreements of Company or any of the Company Subsidiaries, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified; provided, that Parent shall not be liable for any amounts paid in settlement of any Actions effected without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). As used in this Section 8.5(a), (I) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a partner, member, manager, director, officer, trustee, employee, agent, fiduciary, advisor or Person acting in a similar capacity of Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of Company or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the consummation of the Transactions, and (y) this Agreement or any of the Transactions, including the Equity Purchase; and (II) the term “Claim Expenses” means all reasonable and documented out-of-pocket attorneys’ fees and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 8.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. Parent shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing.

(b) Without limiting the foregoing, Parent and the Surviving Entity agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Second Merger Effective Time, now existing in favor of the current or former partners, members, managers, directors, officers, trustees, employees, agents, fiduciaries, advisors or Persons acting in similar capacities of the Indemnified Parties as provided in the Organizational Documents or indemnification or similar agreements of Company or any of the Company Subsidiaries set forth in Section 8.5(a) of the Company Disclosure Letter shall survive and continue in full force and effect in accordance with their terms for a period of six years following the Second Merger Effective Time. For a period of six years following the Second Merger Effective Time, the organizational documents of the Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of partners, members, managers, directors, officers, trustees, employees, agents, fiduciaries, advisors or Persons acting in similar capacities than are set forth in the Organizational Documents of each of Company and the Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years following the Second Merger Effective Time in any manner that would affect adversely the rights thereunder of any Indemnified Party, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) For a period of six years after the Second Merger Effective Time, Parent shall cause the Surviving Entity to maintain in effect the directors’ and officers’ liability insurance covering each Indemnified Party currently covered by directors’ and officers’ liability insurance for acts or omissions occurring prior to and through the Second Merger Effective Time; provided that in lieu of Parent’s obligation hereunder, (i) Parent may substitute therefor policies of an insurance company with the same or better credit rating as the current insurance carrier, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the applicable existing policies as of the date hereof, or (ii) Company may obtain extended reporting period coverage under the applicable existing insurance programs (to be effective as of the Second Merger Effective Time) or purchase a “tail” policy for a period of six years after the Second Closing Date, as applicable, for a cost not in excess of three times the current premiums for such insurance; and provided, further, that in no event shall Parent be required to pay premiums for insurance under this Section 8.5(c) in excess of 300% of the most recent premiums paid prior to the date of this Agreement for such purpose, it being understood that if the premiums of such insurance coverage exceed such amount, Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d) If Parent or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 8.5.

(e) Parent shall, and shall cause the Surviving Entity to, pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 8.5; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law or Contract.

(f) The provisions of this Section 8.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 8.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party

(including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 8.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise. Nothing in this Agreement, including this Section 8.5, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 8.5 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 8.5 shall survive the consummation of the Equity Purchase, the First Merger, and the Second Merger.

Section 8.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to (and, in the case of Company, Company shall cause the CNL Advisor and its Affiliates to) use their respective commercially reasonable efforts to take, or cause to be taken, any and all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Transactions, including using commercially reasonable efforts to (i) take the actions necessary to cause the conditions set forth in Article 9 to be satisfied, (ii) obtain all necessary or advisable actions or non-actions, waivers, consents and approvals from, and deliver notices to, Governmental Authorities or other Persons necessary in connection with the consummation of the Transactions, the giving of any notices to Governmental Authorities or other Persons and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any), and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions and the other transactions and covenants contemplated by this Agreement, including complying as promptly as reasonably practicable with any and all information and document requests by any Governmental Authority in connection with any investigation of the Transactions, and (iii) execute and deliver any additional instruments necessary or advisable to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b) Each of the Parties shall, and shall cause their respective Subsidiaries to (and, in the case of Company, Company shall cause the CNL Advisor and its Affiliates to) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions, except that such materials may be redacted to remove confidential or competitively sensitive business information and as necessary to comply with contractual arrangements, applicable Law or to address reasonable attorney-client or other privilege or confidentiality concerns. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 8.6 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, none of Company, CNL Merger Sub, Parent, Holdco or SNDA Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).

(c) Notwithstanding anything herein to the contrary, as promptly as practicable after the execution of this Agreement (and in any event, within 30 days after the date hereof, or such longer period as may be mutually agreed by Parent and Company), the Parties will cooperate (and, in the case of Company, Company shall use commercially reasonable efforts to cause the CNL Advisor and its Affiliates to cooperate) to file all applications and documents which are necessary to obtain the Regulatory Approvals of each applicable Governmental Authority or as may be appropriate or advisable in connection with the Transactions and deliver any notices to any Governmental Authority. The Parties will use commercially reasonable efforts to prosecute such applications and take such other actions which are or may be reasonable and appropriate in connection therewith. The Parties agree to act in good faith and use commercially reasonable efforts to cooperate with each other and to provide, to the extent permitted by Law, such information and communications to each other or to any Governmental Authority as may be reasonably requested in order to obtain the required Regulatory Approvals to consummate the Transactions. The Parties shall provide each other with status updates as to the application process. The Parties will maintain in confidence all documents provided pursuant to this Section 8.6(c) in accordance with the terms of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, as applicable, unless public disclosure is required by applicable Law, or is otherwise made to a Governmental Authority, in which case, to the extent practicable, the Parties will use their reasonable best efforts to reach mutual agreement with respect to such disclosure prior to making such disclosure.

Section 8.7 Notification of Certain Matters; Transaction Litigation.

(a) Subject to applicable Law, Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

(b) Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if (i) any representation or warranty made by it contained in Article 5 or Article 6, as applicable, becomes untrue or inaccurate in any material respect such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Parent or their respective Representatives to provide such prompt notice under this Section 8.7(b) or Section 8.7(d) shall not constitute a failure to perform or comply for purposes of Section 9.2(b), Section 9.3(b) or Section 10.1(b)(i).

(c) Subject to applicable Law, Company shall give prompt notice (and in any event within two Business Days) to Parent, and Parent shall give prompt notice to Company (and in any event within two Business Days) of any Action commenced or threatened in writing relating to or involving such Party or any Company Subsidiary or Affiliate thereof, or Parent Subsidiary or any Affiliate thereof, respectively, that relates to this Agreement, the Transactions. Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against Company, any Company Subsidiary, or an Affiliate thereof, or their respective directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary other than the payment of money and the amount of such settlement payment shall be fully covered by insurance proceeds (after paying any applicable retention or deductible). Parent and its Representatives shall give Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, any Parent Subsidiary, or an Affiliate thereof, relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary, other than the payment of money. For purposes of this Section 8.7(c), “participate” means that the Company shall keep Parent reasonably apprised of any material development and the proposed strategy and other significant decisions with respect to any such Action and provide Parent with copies of any proposed litigation papers at least two Business Days prior to Company filing any such papers, and promptly provide Parent of all litigation papers filed in any such Action, and Parent may offer advice, comments or suggestions with respect to any such Action, which the Company shall consider in good faith.

(d) Each of Company and Parent agrees to give prompt written notice to the other Party upon obtaining Knowledge of the occurrence or impending occurrence of any Event relating to it or any Parent Subsidiary or Company Subsidiary, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

Section 8.8 Section 16 Matters. Prior to the Equity Purchase Effective Time, Company and Parent shall take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock and Company Common Stock) and acquisitions of Parent Common Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 8.8.

Section 8.9 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Transactions.

Section 8.10 CNL Merger Sub; SNDA Merger Sub; Subsidiaries.

(a) CNL Merger Sub. Immediately following the execution and delivery of this Agreement, Company, in its capacity as the sole stockholder of CNL Merger Sub, will execute and deliver to CNL Merger Sub (and will as promptly as possible provide a copy to Parent and SNDA Merger Sub) a written consent approving the First Merger in accordance with the MGCL. Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement, including in the case of CNL Merger Sub, to consummate the First Merger on the terms and subject to the conditions set forth in this Agreement.

(b) SNDA Merger Sub. Immediately following the execution and delivery of this Agreement, Holdco, in its capacity as the sole stockholder of SNDA Merger Sub, will execute and deliver to SNDA Merger Sub (and will as promptly as possible provide a copy to Company) a written consent approving the Second Merger in accordance with the MGCL. Parent shall cause Holdco and SNDA Merger Sub (and after the consummation of the Second Merger, the Surviving Entity) and any other applicable Parent Subsidiary or Affiliate thereof to comply with and perform all of its obligations under or relating to this Agreement, including in the case of SNDA Merger Sub to consummate the Equity Purchase and the Second Merger on the terms and subject to the conditions set forth in this Agreement.

Section 8.11 Transfer Taxes. Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Second Merger Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to the Holders, all Transfer Taxes.

Section 8.12 Deregistration of Company Securities. Parent and the Surviving Entity shall use their commercially reasonable efforts to cause the Company Common Stock to be de-registered under the Exchange Act promptly following the Second Merger Effective Time, so that the Company is a “publicly offered REIT” within the meaning of Section 562(c)(2) of the Code through and including the Second Merger Effective Time.

Section 8.13 Payments. Section 8.13 of the Company Disclosure Letter sets forth the amounts of all fees, costs and expenses payable by Company to Company Financial Advisor and to CNL Advisor and its Affiliates for each of their respective services in connection with the Transactions. At least two Business Days prior to the First Closing Date, Company shall deliver to Parent reasonably satisfactory documentation setting forth the amounts of all fees, costs and expenses payable by Company or any Company Subsidiary to Company Financial Advisor, to CNL Advisor and its Affiliates and to each of Company’s other advisors for their services in connection with the Transactions that will remain unpaid on the First Closing Date (including the identity of each recipient, dollar amounts, wire instructions and any other information necessary for Parent to effect the final payment in full thereof) (the “Company Transaction Expenses”), and indicating that upon receipt of such amounts that all such Company Transaction Expenses shall have been paid in full (the “Payoff Instructions”). On the Second Closing Date, Parent shall pay, or cause to be paid, by wire transfer of immediately available funds to the accounts designated in the Payoff Instructions the full amount of the Company Transaction Expenses, as set forth in, and in accordance with, the Payoff Instructions. Notwithstanding anything to the contrary in this Agreement, Company’s breach of any of the covenants required to be performed by it under this Section 8.13 shall not be considered in determining the satisfaction of the condition set forth in Section 9.2(b).

Section 8.14 Resignation of Directors and Officers. Except as set forth in Section 8.14 of the Company Disclosure Letter, prior to the Second Merger Effective Time, Company shall cause each member of the Company Board and each director, manager and officer of Company and each Company Subsidiary (other than any directors, managers and officers designated by Parent in writing to Company prior to the consummation of the Second Merger) to execute and deliver a letter (in form and substance reasonably acceptable to Parent) effectuating his or her resignation as a director, manager and/or officer of Company or any Company Subsidiary, as applicable, effective immediately prior to, and subject to the occurrence of, the Second Merger Effective Time.

Section 8.15 Debt Cooperation.

(a) Prior to the Second Merger Effective Time, Company shall, and shall cause the Company Subsidiaries to, and shall use its and their respective commercially reasonable efforts to cause their and their respective Representatives to (subject to the obligation of Parent, Holdco and SNDA Merger Sub to reimburse and indemnify Company as set forth in Section 8.15(e)), reasonably cooperate with Parent, Holdco and SNDA Merger Sub (and the Debt Financing Parties), as reasonably requested by Parent in writing that is reasonably necessary in connection with arranging, syndicating and consummating, debt financing from one or more lenders, pursuant to which Parent or its Subsidiaries (including, effective as of or following the Second Merger Effective Time, Company and its Subsidiaries) would incur additional indebtedness for borrowed money effective as of the Second Merger Effective Time in such amounts, from such lenders, and in such forms and on such terms as Parent may determine, including any mortgage or mezzanine financing secured directly or indirectly by one or more Company Property or Parent Property (the “Debt Financing”). Such cooperation shall, subject to the terms hereof, include using commercially reasonable efforts to:

(i) participate in drafting sessions, due diligence sessions and meetings (including customary lender “road shows” and rating agency presentations) with potential financing sources;

(ii) assist with the preparation of customary offering documents, memoranda, marketing documents, syndication materials and projections (including any supplements to the foregoing) by providing financial statements (including pro forma financial statements), financial information and other information regarding Company and the Company Subsidiaries that is reasonably available and customarily required in connection with such financing, including (A) identifying whether any information provided to Parent constitutes material non-public information, and (B) delivery of customary authorization letters, in a form reasonably acceptable to Company, authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material non-public information about Company and the Company Subsidiaries and regarding the accuracy of the information provided by, or with respect to, Company and the Company Subsidiaries;

(iii) reasonably cooperate with customary due diligence process as reasonably requested by Parent or the Debt Financing Parties, including participating in a reasonable number of due diligence sessions, and cooperating with the customary marketing efforts of Parent, in each case, in connection with any Debt Financing;

(iv) reasonably cooperate with Parent’s outside legal counsels in connection with any legal opinions that such outside legal counsels may be required to deliver in connection with any Debt Financing;

(v) furnish documentation and information and take corporate actions reasonably requested by Parent or the Debt Financing Parties to permit the granting of guarantees and security interests (including in connection with perfection of any security interests), in each case effective as of or after the Second Merger Effective Time;

(vi) provide customary officer’s certificates and other closing deliverables and confirm the accuracy of customary representations and warranties in the applicable financing documents, in each case limited to facts within the knowledge of the certifying individual and effective as of the Second Merger Effective Time;

(vii) cause its independent accountants to cooperate with the Debt Financing Parties (including by providing customary comfort letters and consents);

(viii) provide all documentation and other information about Company and the Company Subsidiaries as is reasonably requested in writing by Parent or the Debt Financing Parties reasonably required by applicable “know your customer,” anti-money laundering rules and regulations (including the PATRIOT Act) and the requirements of the beneficial ownership regulation pursuant to 31 C.F.R. § 1010.230;

(ix) subject to the terms of the Site Access Agreement and the limitations set forth in Section 8.2(a), provide Parent and the Debt Financing Parties, and its and their respective Affiliates and Representatives (including any appraisers, engineers, environmental or rating agency personnel), reasonable access to the Company Properties and its books and records and enter into customary engagements regarding the scope of such access;

(x) assist Parent to prepare to effectuate any reorganizational steps reasonably required in connection with such Debt Financing, including assist in preparation of the conveyance of any Company Property or any direct or indirect interest therein or any Company Permit or Environmental Permit to a newly formed single purpose entity; and

(xi) assist Parent and the Debt Financing Parties, and its and their respective Affiliates and Representatives with obtaining third party (including tenant and ground lessor) estoppels, assignments, consents or subordination, non-disturbance and attornment agreements to the extent provided in any such lease agreements.

(b) Notwithstanding anything in this Agreement to the contrary (including Section 8.15(a)), the Parties expressly acknowledge and agree that (A) the obligations of Parent or its Affiliates under this Agreement are not subject to any condition regarding the availability of any financing (including the Debt Financing) and (B) the failure, for any reason, to obtain or consummate any Debt Financing shall not affect or relieve Parent’s or its Affiliates’ obligation to consummate the Transactions on the terms and conditions set forth herein.

(c) Company shall, and shall cause the Company Subsidiaries to, deliver all notices and take all other reasonable actions to facilitate the termination at the Second Merger Effective Time of the Company Existing Credit Agreement and any other Indebtedness for borrowed money that Parent reasonably requests in a written notice to be terminated by Company (such notice to be delivered to Company as soon as practicable after the date hereof but in no event later than ten days prior to the First Closing Date) (collectively, the “Payoff Indebtedness”), the repayment in full on the Second Closing Date of all obligations in respect of the Payoff Indebtedness thereunder, and the release on the Second Closing Date of any Liens securing such Payoff Indebtedness (including guarantees) in connection therewith; provided, however, that the foregoing shall not apply (and Company and the Company Subsidiaries shall not be obligated to take such actions) if such actions are not permitted by the applicable Company Debt Agreement; provided, however, further, that neither Company nor the Company Subsidiaries shall be required to take any such action that is not conditioned upon the occurrence of the Second Merger. In furtherance and not in limitation of the foregoing, Company and the Company Subsidiaries shall use commercially reasonable efforts to deliver to Parent (i) a draft payoff letter (a “Payoff Letter”) with respect to the Payoff Indebtedness and (ii) at least three Business Days prior to the First Closing Date, an executed Payoff Letter with respect to the Payoff Indebtedness, in form and substance reasonably satisfactory to Parent and customary for transactions of this type, from the Persons (or the applicable agent on behalf of the Persons) to whom such Payoff Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, (x) include the payoff amount and (y) provide that Liens (and guarantees), if any, granted in connection with such Payoff Indebtedness relating to the assets, rights and properties of Company and the Company Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Second Merger Effective Time, be released and terminated.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with the cooperation set forth in Section 8.15(a), Section 8.15(b), and Section 8.15(c), (i) such requested cooperation shall not (A) materially or unreasonably disrupt the operations of Company and the Company Subsidiaries or (B) cause material competitive harm to Company and the Company Subsidiaries if the Transactions are not consummated, (ii) nothing in this Section 8.15 shall require cooperation to the extent that it would (y) cause any condition to the consummation of the Transactions set forth in Article 9 to not be satisfied or (z) cause any breach of this Agreement, (iii) none of Company or any Company Subsidiary shall be required to (A) pay any commitment or other similar fee or reimburse any expense related to a financing arrangement prior to the Second Merger Effective Time that is not advanced by Parent, Holdco and SNDA Merger Sub, (B) approve any document or other matter, enter into any agreement or commitment or incur or assume any liability of any kind, in each case, in connection with any financing arrangements that would be effective prior to the Second Merger Effective Time, (C) deliver or obtain opinions of internal or external counsel or provide any other certification that would be effective prior to the Second Merger Effective Time, (D) provide access to or disclose information where Company determines that such access or disclosure could jeopardize the attorney-client or similar privilege or contravene any applicable Law or Company Material Contract (provided, however, that Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable), (E) take any action that would conflict with, contravene or violate Company or any Company Subsidiary’s Organizational Documents, any Company Material Contract or any Law, (F) deliver any financial statements to the extent not already available to Company or readily produced by the Company without material burden or out-of-pocket expense, (G) waive or amend any terms of this Agreement or any other contract to which Company or any Company Subsidiary is party, (H) make any representations, warranties or certifications as to which Company or any Company Subsidiary has, in good faith, determined is not true, or (I) provide any cooperation or information that does not pertain to Company or any Company Subsidiaries, (iv) none of the directors of Company, acting in such capacity shall be required, (A) with respect to any new financing arrangement that does not relate to a Company Debt Agreement, to execute, deliver or enter into or perform any agreement, document or instrument or adopt any resolutions approving the agreements, documents and instruments pursuant to which the financing arrangement is obtained, and (B) with respect to any financing arrangement that relates to a Company Debt Agreement, to execute, deliver or enter into or perform any agreement, document or instrument that modifies, amends, or terminates any Company Debt Agreement, prior to the Second Merger Effective Time; and (v) neither Company nor any Company Subsidiary nor their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (other than the authorization and representation letters contemplated above) with respect to the financing arrangement that is not contingent upon the consummation of the Transactions or that would be effective prior to the Second Merger Effective Time, and the directors and managers of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the financing arrangement is obtained, in each case that are effective prior to the Second Merger Effective Time. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 8.15 represent the sole obligation of Company, the Company Subsidiaries, their Affiliates and their respective directors, officers or employees with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall Company be in breach of any of Section 8.15(a), Section 8.15(b) or Section 8.15(c) because of its failure to deliver any financial or other information that is not currently available or readily preparable in the ordinary course of business at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants. Notwithstanding anything to the contrary in this Agreement, Company’s breach of any of the covenants required to be performed by it under this Section 8.15 shall not be considered in determining the satisfaction of the conditions set forth in Section 9.2(b), unless such breach is a willful and material breach. In no event shall the receipt or availability of any funds or any Debt Financing (including any financing contemplated by Section 8.15(a)) by Parent, Holdco, SNDA Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s, Holdco’s or SNDA Merger Sub’s obligations under this Agreement.

(e) All material non-public or otherwise confidential information regarding Company and the Company Subsidiaries obtained by Parent, Holdco, SNDA Merger Sub or any of their respective Representatives pursuant to this Section 8.15 shall be kept confidential in accordance with the Company Confidentiality Agreement; provided, that Company agrees that Parent may share non-public or otherwise confidential information with actual or potential Debt Financing Parties, subject to confidentiality protections customary for such transactions. Parent shall promptly upon request by Company, reimburse Company or Company Subsidiaries for all reasonable and documented out-of-pocket costs incurred by Company or Company Subsidiaries in connection with any actions taken by Company or Company Subsidiaries in accordance with this Section 8.15 (including reasonable fees and expenses of their Representatives, but excluding any costs arising out of or resulting from the Indemnity Exceptions). Parent, Holdco and SNDA Merger Sub, on a joint and several basis, hereby agree to indemnify and hold harmless Company, the Company Subsidiaries, and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions in accordance with this Section 8.15, except in the event such matters arose out of or result from the bad faith, gross negligence or willful misconduct by Company, the Company Subsidiaries or any of its or their respective Affiliates or Representatives or any such Person’s material breach of this Agreement (the “Indemnity Exceptions”).

Section 8.16 Stock Exchange Listing. Parent agrees to use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Equity Purchase to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Equity Purchase Effective Time.

Section 8.17 Board of Directors of Parent. Effective as of the Second Merger Effective Time, Parent shall take all necessary corporate action to cause two individuals designated in writing by Company (the “Company Board Designees”) to be appointed to the Parent Board, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the Parent Board’s Nominating and Governance Committee. Company shall deliver written notice to Parent setting forth the names of the Company Board Designees no later than 30 Business Days prior to the First Closing Date that Company reasonably expects to be acceptable by the Parent Board’s Nominating and Governance Committee, and Company shall provide to Parent all information reasonably requested by Parent in connection with the vetting process of the Parent Board’s Nominating and Governance Committee. If the initial Company Board Designees (or any subsequent nominees) are not approved by the Parent Board’s Nominating and Governance Committee, Company shall designate additional nominees in lieu thereof, which shall be subject to approval of the Parent Board’s Nominating and Governance Committee. Company shall have the right to designate additional nominees until such time as such nominees are approved by the Parent Board’s Nominating and Governance Committee.

Section 8.18 Termination of Related Party Agreements. Company shall use commercially reasonable efforts to take all actions necessary to settle and terminate, or cause to be terminated, all Related Party Agreements prior to or as of the Equity Purchase Effective Time, other than those agreements set forth on Section 8.18 of the Company Disclosure Letter, without any ongoing liability to Parent, Holdco, SNDA Merger Sub, the Surviving Entity, or any of their respective Affiliates.

Section 8.19 Tax Opinion and Representation Letter. Company shall (i) obtain or cause to be provided the opinion referred to in Section 9.2(g), and (ii) deliver to the Opinion Giver, with copy to and following consultation with Parent, a tax representation letter, dated as of the Second Closing Date and signed by an officer of Company, reasonably requested by the Opinion Giver. Parent will sign the Opinion Giver’s standard form of access letter prior to receipt of a copy of the tax representation letter.

Section 8.20 Title Policy Cooperation. At no cost or liability to Company (unless advanced by Parent or a Parent Subsidiary), Company shall, and shall cause Company Subsidiaries to, use commercially reasonable efforts to cooperate with Parent and any title insurance company selected by Parent in connection with Parent’s efforts to obtain one or more owner’s title insurance policies insuring Parent or any Company Subsidiary’s fee simple interest in the fee owned Company Properties. Nothing in this Section 8.20 shall obligate Company to incur any out-of-pocket expense.

Section 8.21 Budgets.

(a) Proposed 2026 Budget. Within 60 days following the date hereof, Company shall submit to Parent for its review and approval a proposed budget and capital expenditures plan for the fiscal year 2026 (collectively, the “Proposed 2026 Budget”), including with respect to the level of detail for each line item set forth therein. Parent shall approve or disapprove in writing such Proposed 2026 Budget within 30 days after the receipt thereof, together with reasonable detail with respect to any portion of the Proposed 2026 Budget that is disapproved and the reasons therefor. Company and Parent shall thereafter work in good faith to resolve any disagreements with, and mutually agree on, revisions to the Proposed 2026 Budget. Notwithstanding the foregoing, Company and Parent agree that if Company and Parent are unable to reach agreement on the Proposed 2026 Budget, prior to the Second Merger Effective Time, Company and the Company Subsidiaries shall make capital expenditures with respect to the Managed Properties in an amount not to exceed $2,550,000 in the first calendar quarter of 2026 and not to exceed $5,325,000 in the second calendar quarter of 2026, provided that any unused funds originally budgeted for prior calendar quarters, including the fourth calendar quarter of 2025, may be used in subsequent quarters. With respect to the NNN Properties, Company shall process tenant capital expenditure reimbursement requests consistent with the applicable Company Real Property Leases and prior practice. Company shall obtain Parent’s prior written consent in the event of any capital expenditures made or permitted to be made on an operator by operator basis in excess of the capital expenditures plan in the approved 2026 Budget, other than any de minimis amount.

(b) Operator Budgets. Company shall consult with Parent in good faith in respect of the 2026 fiscal year operator level budgets.

(c) For the avoidance of doubt, Company shall have the ability to make emergency repairs and capital expenditures required by Law, as provided for in Section 7.1(b)(xxii), and such expenditures shall not be deemed a breach of this Agreement.

Section 8.22 Financing.

(a) Parent, Holdco and SNDA Merger Sub shall, and shall cause each of its Affiliates to, use its commercially reasonable efforts to consummate the transactions contemplated by the Investment Agreements and the Permitted Debt Commitments at or prior to the First Merger Effective Time on the terms described in, and subject only to the conditions expressly set forth in, the Investment Agreements and Debt Commitment Letter delivered to Company on or prior to the date hereof, including using its commercially reasonable efforts to maintain in full force and effect the Investment Agreements and the Permitted Debt Commitments. Without limiting the generality of the foregoing, in the event that all conditions contained in the Investment Agreements and the Debt Commitment Letter have been satisfied (or upon funding will be satisfied), Parent shall, and shall cause the Investors and the Debt Financing Parties to, fund at, prior to or concurrently with the First Merger Effective Time, the equity or debt financing proceeds set forth therein, as applicable. Parent shall use its commercially reasonable efforts to comply with its obligations, and enforce its rights, under the Investment Agreements and the Permitted Debt Commitments in a timely and diligent manner. Parent shall not, without the prior written consent of Company, (i) permit any amendment, assignment, supplement or other modification to, or any waiver of any provision or remedy under, restate, substitute or replace, the Investment Agreements or the Debt Commitment Letter (including with one or more Permitted Debt Commitments) if such amendment, assignment, supplement, modification, waiver, restatement, substitution or replacement would reasonably be expected to (A) adversely impact the ability of Parent to enforce its rights against the Investors or Debt Financing Parties in any respect as so amended, assigned, replaced, restated, substituted, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such party as in effect on the date hereof, (B) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of the proceeds thereof or otherwise adversely affect (including with respect to timing) the ability or likelihood of Parent, Holdco, and SNDA Merger Sub to timely consummate the Equity Purchase or the Second Merger or any of the other Transactions (as applicable) in accordance with this Agreement, (C) make the timely funding of the equity or debt proceeds thereof or satisfaction of the conditions to obtaining the equity or debt proceeds less likely to occur, (D) reduce the amount of the equity proceeds of the Investment Agreements, (E) reduce the amount of the equity proceeds of the Investment Agreements and the debt proceeds of the Permitted Debt Commitments to an aggregate amount below the amount necessary to consummate the Transactions, or (F) prevent, impede, impair or delay the consummation of the Transactions or obtaining the equity or debt proceeds in an amount necessary to consummate the Second Merger, (ii) terminate the Investment Agreements or Debt Commitment Letter, (iii) take or fail to take any action or enter into any transaction that would reasonably be expected to impede, impair, delay or prevent the timely consummation of the equity financing contemplated by the Investment Agreements or the debt financing contemplated by the Permitted Debt Commitments, or (iv) adversely affect the ability of Parent to enforce its rights against the Investors or Debt Financing Parties.

(b) In the event that (i) any of the Investment Agreements are terminated for any reason, (ii) any Investor fails to fully fund its committed portion of the Equity Financing pursuant to the Investment Agreements, or (iii) the Equity Financing otherwise fails to be funded in full in accordance with the timelines specified herein (each, a “Financing Failure”), Parent shall use its best efforts to obtain, as promptly as practicable following such Financing Failure, alternative equity financing (the “Alternative Equity Financing”) on terms no less favorable in all material respects to Parent and its Affiliates and its stockholders, including the Holders from and after the First Merger Effective Time, than those set forth in the Investment Agreements, with the proceeds of such Alternative Equity Financing to be not less than $110,000,017.12; provided, if Parent is required to obtain Alternative Equity Financing, it shall obtain Company’s prior written consent (such consent not to be unreasonably, withheld, conditioned or delayed) to the Alternative Equity Financing and terms thereof; provided, further, that any reallocation of the amount of the Equity Financing among the Investors shall not require Company’s consent.

Section 8.23 Certain Tax Matters.

(a) Parent and Company hereby agree that:

(i) Parent will pay the total purchase price to Company for all of its assets and liabilities as (x) newly issued shares of Parent Common Stock, in the form of Aggregate Stock Consideration, representing approximately the Merger One Percentage of the total net purchase price, in exchange for the Merger One Percentage minus 0.5% of the issued and outstanding operating partnership units in the Operating Partnership, 50% of the membership interest of CHP GP, and the Merger One Percentage of the stock of CHP TRS, and (y) cash, in the form of Aggregate Cash Consideration, representing approximately the Merger One Remaining Percentage of the total net purchase price, in exchange for the Merger One Remaining Percentage minus 0.5% of the issued and outstanding operating partnership units in the Operating Partnership, 50% of the membership interest of CHP GP, and the Merger One Remaining Percentage of the stock of CHP TRS.

(ii) (A) The Merger One Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time will be exchanged by the Holders with Company for a proportionate amount of the Aggregate Stock Consideration, and (B) each Remaining Share Interest issued and outstanding immediately prior to the First Merger Effective Time will be exchanged by the Holders with Company for a proportionate amount of the Aggregate Cash Consideration. Such exchanges are intended to constitute a complete liquidation of Company under Section 331 of the Code for U.S. federal income tax purposes.

(iii) Parent and Company have agreed to utilize the closing price on the First Closing Date (the “Share Pricing Methodology”) as the fair market value of a share of Parent Common Stock on the First Closing Date for purposes of (A) determining the total purchase price paid by Parent to Company in exchange for Company’s assets and liabilities, and (B) reporting the U.S. federal and state income tax consequences of both Parent’s purchase of Company’s assets and liabilities for the Aggregate Cash Consideration and Aggregate Stock Consideration, and Company’s distribution of the Aggregate Cash Consideration and Aggregate Stock Consideration to its stockholders in complete liquidation.

(iv) The Share Pricing Methodology constitutes a generally acceptable valuation methodology for determining the total fair market value of Parent Common Stock that constitute the Aggregate Stock Consideration at all times on the First Closing Date. The sum of the Aggregate Cash Consideration and Aggregate Stock Consideration (valued according to the Share Pricing Methodology) equals the sum of the values of the Operating Partnership and CHP TRS on the First Closing Date. None of the value of the Operating Partnership on the First Closing Date and Second Closing Date is attributed to goodwill, going concern value, or other intangible assets listed in Section 197 of the Code that is held directly or indirectly held by the Operating Partnership, other than any goodwill (or other intangible assets) that derives its value from real property or an interest in real property, is inseparable from that real property or interest in real property, and does not produce or contribute to the production of income other than consideration for the use or occupancy of space.

(b) The Parties shall not take, and shall not permit their respective subsidiaries or affiliates to take, any position on any Tax Return or in any tax audit or examination before any governmental authority that is contrary to the U.S. federal income tax consequences of the transactions described above, unless such position is necessitated by a final determination within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local, or non-U.S. law). The Parties agree to treat and report any adjustment to the value of the Aggregate Cash Consideration and Aggregate Stock Consideration received as an adjustment to the total purchase price.

Section 8.24 Credit Enhancement on Termination Fee. Each of Parent and Company hereby covenants and agrees that, from and after the date of this Agreement and until any obligation of such Party to pay the Parent Termination Fee or Company Termination Fee, as applicable, pursuant to Article 10 has been fully satisfied, such Party shall (a) cause its respective Letter of Credit to remain in full force and effect and (b) maintain (i) availability under the credit facility pursuant to which its respective Letter of Credit was issued and/or (ii) unrestricted cash and/or cash equivalents on its balance sheet, in each case in an amount sufficient to fund that portion of the Parent Termination Fee or Company Termination Fee, as applicable, that is not covered by its respective Letter of Credit. Each of Parent and Company shall take all actions necessary to ensure that such funds are available for immediate payment of the Parent Termination Fee or Company Termination Fee, as applicable, if and when necessary, in accordance with the terms of this Agreement, and, without limitation of the foregoing, each of Parent and Company agrees that it will not make a demand on the other party’s Letter of Credit unless (A) Parent and Company agree in writing that the Company Termination Fee or Parent Termination Fee, as applicable, is payable pursuant to Section 10.3, or (B) there is a final, non-appealable order from a court of competent jurisdiction to the effect that the Company Termination Fee or Parent Termination Fee, as applicable, is payable pursuant to Section 10.3.

Article 9

CONDITIONS

Section 9.1 Conditions to Each Party’s Obligations. The respective obligations of the Parties to this Agreement to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties, at or prior to the Equity Purchase Closing, of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter.

(b) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable NYSE rules and the Parent Charter.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction prohibiting or restraining consummation of the Transactions or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered or promulgated by any Governmental Authority of competent jurisdiction after the date hereof that, in any case, prevents or makes illegal the consummation of the Transactions.

(d) NYSE Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Section 9.2 Conditions to Obligations of Parent, Holdco and SNDA Merger Sub. The obligations of Parent, Holdco and SNDA Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Equity Purchase Closing of the following additional conditions (other than the condition set forth in Section 9.2(g)(ii)):

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and Section 5.1(b) (Organization and Qualification; Subsidiaries), Section 5.2(b) (Capital Structure), Section 5.3 (Authority), Section 5.20 (Opinion of Financial Advisor), Section 5.21 (Approval Required), Section 5.22 (Brokers), and Section 5.24 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (ii) the representations and warranties set forth in Section 5.7(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (iii) the representations and warranties set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, and (iv) each of the other representations and warranties of Company and CNL Merger Sub contained in Article 5 shall be true and correct as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “material”, “Company Material Adverse Effect”, or similar qualifications set forth in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement at or prior to the Equity Purchase Closing.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Regulatory Approval. All Regulatory Approvals set forth in Section 9.2(d) of the Parent Disclosure Letter shall have been received or the applicable waiting period shall have expired.

(e) Transition Services Agreement. As of the Equity Purchase Closing, CNL Advisor shall not have terminated the Transition Services Agreement.

(f) Delivery of Certificates. Company shall have delivered to Parent a certificate, signed by Company’s chief executive officer on behalf of Company, certifying that the conditions set forth in Section 9.2(a), Section 9.2(b), and Section 9.2(c) have been satisfied effective as of the Equity Purchase Closing.

(g) Opinion Relating to REIT Qualification of Company. (i) Company shall have delivered into escrow the written opinion of the accounting firm set forth on Section 9.2(g) of the Company Disclosure Letter, another Big Four accounting firm, or a law firm (the “Opinion Giver”), in the form set forth in Section 9.2(g) of the Company Disclosure Letter, at a “should” level of comfort (or a “will” level of comfort if from a law firm), dated as of the Second Closing Date, on which it is anticipated that SNDA Merger Sub will be entitled to rely as the successor to Company by operation of law subject to the terms and conditions of the Opinion Giver’s engagement letter with Company, to the effect that Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of its taxable years beginning with its taxable year ending December 31, 2020 through its taxable year ending December 31, 2025 and the Company’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending with the Second Closing Date (which opinion shall be based on the representations letter described in Section 8.19), and (ii) such written opinion shall be released from escrow before the Second Merger Effective Time following confirmation from the Opinion Giver.

(h) Plan of Liquidation. Company shall have delivered to Parent an executed Plan of Liquidation as described in Section 2.1(c).

Section 9.3 Conditions to Obligations of Company and CNL Merger Sub. The obligations of Company and CNL Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Company, at or prior to the Equity Purchase Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 6.1(a) and Section 6.1(b) (Organization and Qualification; Subsidiaries), Section 6.2(b) (Capital Structure), Section 6.3 (Authority), Section 6.19 (Approval Required), Section 6.20 (Brokers), and Section 6.21 (Available Funds) shall be true and correct in all material respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (ii) the representations and warranties set forth in Section 6.7(b) (Absence Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (iii) the representations and warranties set forth in Section 6.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, and (iv) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “material”, “Parent Material Adverse Effect”, or similar qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement at or prior to the Equity Purchase Closing.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Delivery of Certificates. Parent shall have delivered to Company a certificate, signed by an authorized signatory of Parent on behalf of Parent, Holdco and SNDA Merger Sub, certifying that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied effective as of the Equity Purchase Closing.

(e) Director and Officer Insurance. Either Company shall have in place extended reporting period coverage or a “tail” policy or Parent shall have furnished Company with evidence reasonably satisfactory to Company of the directors’ and officers’ liability insurance required under Section 8.5(c).

(f) Delivery of Evidence of Equity Financing. The Equity Financing contemplated by the Investment Agreements, or the Alternative Equity Financing, shall have been funded at or before the consummation of the Equity Purchase Closing, consistent with the terms of the Investment Agreements or the terms provided in the agreements entered into in connection with the Alternative Equity Financing as consented to by Company (such consent not to be unreasonably withheld, conditioned or delayed), as applicable, in accordance with Section 8.22(b).

(g) Parent Board. The Parent Board shall include two directors designated by Company, consisting of (i) Stephen H. Mauldin and (ii) one additional individual designated by Company and approved by Parent Board’s Nominating and Governance Committee, in its reasonable discretion in accordance with Section 8.17.

Article 10

TERMINATION AND FEES

Section 10.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Equity Purchase Closing, notwithstanding the receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise specified in this Section 10.1) (it being agreed and understood that this Agreement may not be terminated following the occurrence of the Equity Purchase Closing except pursuant to Section 10.1(a)):

(a) by mutual written consent of each of Parent and Company;

(b) by either Parent or Company:

(i) if the Equity Purchase Closing shall not have been consummated on or before May 29, 2026 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing to be consummated by the Outside Date (it being understood that a failure to comply with this Agreement by Holdco or SNDA Merger Sub shall be deemed a failure to comply by Parent for all purposes of this Agreement);

(ii) if (A) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise permanently prohibiting the Equity Purchase, the First Merger, or the Second Merger, and such Order or other action shall have become final and non-appealable, or (B) any Law applicable to the Equity Purchase, the First Merger, or the Second Merger will have been enacted or entered after the date hereof that prohibits, makes illegal or enjoins the consummation of the Equity Purchase, the First Merger, or the Second Merger (as applicable); provided, that, with respect to the foregoing clauses (A) and (B), the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to a Party if such Party has failed to comply in all material respects with the obligations set forth in Section 8.6 or if the failure of such Party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority (it being understood that a failure to comply with this Agreement by Holdco or SNDA Merger Sub shall be deemed to be a failure to comply by Parent for all purposes of this Agreement);

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof at which a vote on the approval of the Equity Purchase, the First Merger, and the Second Merger and the other Transactions was taken; provided, that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to any Party where the failure to obtain the Company Stockholder Approval is principally caused by, or principally resulted from, any action or failure to act that constitutes a material breach of this Agreement; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the Stock Issuance and Parent Charter Amendment was taken; provided, that the right to terminate this Agreement under this Section 10.1(b)(iv) shall not be available to any Party where the failure to obtain the Parent Stockholder Approval is principally caused by, or principally resulted from, any action or failure to act that constitutes a material breach of this Agreement;

(c) by Parent:

(i) if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in

Section 9.2(a) or Section 9.2(b) (a “Company Terminating Breach”), and (B) such Company Terminating Breach has not been waived by Parent and either cannot be cured or, if capable of cure, is not cured by the earlier of (1) 45 days after written notice of such Company Terminating Breach is delivered by Parent to Company and (2) two Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(c)(i);

(ii) if, prior to obtaining the Company Stockholder Approval, (A) the Company Board shall have effected an Adverse Recommendation Change, (B) Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Company Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Holders) within ten Business Days after the commencement of such tender offer or exchange offer, or (C) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days after the date a Company Acquisition Proposal shall have been publicly announced (or if the Company Stockholder Meeting is scheduled to be held within ten days from the date a Company Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Company Stockholder Meeting is scheduled to be held), it being understood that the Company Board will have no obligation to take such actions on more than one occasion in respect of any specific Company Acquisition Proposal (unless such Company Acquisition Proposal has been publicly materially modified, in which case the Company Board shall take such action within ten Business Days after the date such material modification is made public, it being understand that the Company Board will have no obligation to take such actions on more than one occasion in respect of any specific material modification); or

(iii) (A) if all of the conditions to Equity Purchase Closing set forth in Section 9.1 and Section 9.3 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)) as of the date the Equity Purchase Closing should have occurred pursuant to Section 2.2, (B) Parent has irrevocably confirmed in writing that Parent stands ready, willing and able to consummate the Equity Purchase, the First Merger, and the Second Merger and will consummate the Equity Purchase, the First Merger, and the Second Merger if the Equity Purchase Closing occurs, and (C) Company has failed to consummate the Transactions within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Parent in accordance with clause (B) above.

(d) by Company:

(i) if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(b) (a “Parent Terminating Breach”), and (B) such Parent Terminating Breach has not been waived by Company and either cannot be cured or, if capable of cure, is not cured by the earlier of (1) 45 days after written notice of such Company Terminating Breach is delivered by Company to Parent and (2) two Business Days prior to the Outside Date; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(d)(i);

(ii) if, prior to obtaining the Company Stockholder Approval, the Company Board has approved, and concurrently with the termination hereunder, Company enters into a definitive agreement providing for the implementation of a Company Superior Proposal; provided, that Company shall have (A) complied in all material respects with its obligations under Section 8.3 and (B) previously or concurrently paid the Company Termination Fee in accordance with Section 10.3(b);

(iii) if, prior to obtaining the Parent Stockholder Approval, the Parent Board shall have withdrawn the Parent Board Recommendation or resolved to no longer make the Parent Board Recommendation or the Joint Proxy Statement/Prospectus shall fail to contain the Parent Board Recommendation; or

(iv) (A) if all of the conditions to Equity Purchase Closing set forth in Section 9.1 and Section 9.2 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)) as of the date the Equity Purchase Closing should have occurred pursuant to Section 2.2, (B) Company has irrevocably confirmed in writing that Company stands ready, willing and able to consummate the Equity Purchase, the First Merger, and the Second Merger and will consummate the Equity Purchase, the First Merger, and the Second Merger if the Equity Purchase Closing occurs, and (C) Parent has failed to consummate the Equity Purchase within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Company in accordance with clause (B) above.

Section 10.2 Notice of Termination; Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 10.1, written notice thereof shall be given to the other Party (other than in the event of a termination pursuant to Section 10.1(a)), specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Company, except that the Company Confidentiality Agreement and the Parent Confidentiality Agreement and the provisions of Section 8.2(b) (Confidentiality), Section 8.4 (Public Announcements), Section 8.15(e) (Debt Cooperation), this Section 10.2, Section 10.3 (Fees and Expenses), and Article 11 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided, that, subject to Section 10.3(e) and Section 10.4, no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement. For purposes of this Agreement, (a) “fraud” means actual and intentional common law fraud under Maryland law and (b) “willful and material breach” means a deliberate action taken by the breaching Party or a deliberate failure to act by the breaching Party that it is required to take under this Agreement that the breaching Party actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; provided, that, notwithstanding the foregoing, the failure of a Party to consummate the Equity Purchase, the First Merger, or the Second Merger when all of the relevant conditions to the Equity Purchase, the First Merger, or the Second Merger, as applicable, set forth in Article 9 have been satisfied or waived and such Party is obligated to effectuate the Equity Purchase, the First Merger, or the Second Merger, as applicable, pursuant to Section 2.2 will constitute a willful and material breach.

Section 10.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) (A)(1) this Agreement is terminated by either Company or Parent pursuant to Section 10.1(b)(i) or Parent pursuant to Section 10.1(c)(i), and after the date hereof and prior to such termination, a Company Acquisition Proposal (which, for all purposes of this Section 10.3(b)(i), the percentages of “15%” and “85%” included in the definition of “Company Acquisition Proposal” shall be replaced with “50%”) has been publicly announced or otherwise publicly communicated to the Company Board and has not been publicly withdrawn prior to such termination or (2) this Agreement is terminated by Company or Parent pursuant to Section 10.1(b)(iii), and prior to the Company Stockholders’ Meeting, a Company Acquisition Proposal has been publicly announced or otherwise publicly communicated to the Holders and has not been publicly withdrawn at least five Business Days prior to the Company Stockholders’ Meeting, and (B) prior to the date that is 12 months after the date of such termination, a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into an Alternative Acquisition Agreement that is later consummated;

(ii) this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii);

(iii) this Agreement is terminated by Company pursuant to Section 10.1(d)(ii); or

(iv) this Agreement is terminated by Parent pursuant to Section 10.1(c)(i) or Section 10.1(c)(iii);

then, in any such event, Company shall pay to Parent the Company Termination Fee minus, if previously paid pursuant to Section 10.3(c), the Expense Amount, it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the time of consummation of any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(ii) or Section 10.3(b)(iv), and (z) prior to or concurrently with such termination, in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(iii).

(c) If this Agreement is terminated by Parent pursuant to Section 10.1(b)(iii), then Company shall pay, or cause to be paid, to Parent the Expense Amount, it being understood that in no event shall Company be required to pay the Expense Amount on more than one occasion. Payment of the Expense Amount shall be made by wire transfer of same day funds to an account designated by Parent, within two Business Days after the date of such termination.

(d) If this Agreement is terminated by Parent or Company pursuant to Section 10.1(b)(iv) or by Company pursuant to Section 10.1(d)(i), Section 10.1(d)(iii) or Section 10.1(d)(iv), then Parent shall pay, or cause to be paid, to Company the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Payment of the Parent Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Company, within two Business Days after the date of such termination.

(e) Each of Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the Transactions, and that, without these agreements, the other Party would not enter into this Agreement and that none of the Company Termination Fee, the Expense Amount or the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, Holdco and SNDA Merger Sub, or Company and CNL Merger Sub, respectively, in the circumstances in which the Company Termination Fee, the Expense Amount or the Parent Termination Fee, as the case may be, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The (i) full payment of the Company Termination Fee pursuant to Section 10.3(b) under circumstances where a Company Termination Fee was payable, or full payment of the Expense Amount pursuant to Section 10.3(c) under circumstances where the Expense Amount was payable, or (ii) full payment of the Parent Termination Fee pursuant to Section 10.3(d) under circumstances where a Parent Termination Fee was payable, as the case may be, shall be the sole and exclusive remedy for any and all losses or damages suffered by Parent, Holdco, SNDA Merger Sub, Company, CNL Merger Sub, the Holders, the Debt Financing Parties, or any of their respective Affiliates or Representatives in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (subject, in the case of the Expense Amount, to any Company Termination Fee that may become payable pursuant to Section 10.3(b)(i)). If Company fails promptly to pay any amounts due pursuant to Section 10.3(b) or Section 10.3(c), as applicable, and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 10.3(b) or Section 10.3(c), as applicable, Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 10.3(b) or Section 10.3(c), as applicable, from the date of termination of this Agreement until the date such payment is actually made at a rate per annum equal to the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. If Parent fails promptly to pay any amounts due pursuant to Section 10.3(d) and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 10.3(d), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 10.3(d) from the date of termination of this Agreement until the date such payment is actually made at a rate per annum equal to the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

(f) If Parent is required to pay Company the Parent Termination Fee, such Parent Termination Fee shall be paid into escrow on the date such payment is required to be paid by Parent pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with Section 10.3(g). The amount payable out of such escrow account to Company in any tax year of Company shall not exceed the sum of (i) the maximum amount that can be paid to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (such amount, the “Qualifying Income”), and Company has income from unknown sources during such year in an amount equal to 1% of its gross income that is not Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), in each case as determined by Company’s independent accountants, plus (ii) in the event Company receives either (x) a letter from Company counsel indicating that Company has received a ruling from the IRS as described in Section 10.3(g) or (y) an opinion from its outside counsel as described in Section 10.3(g), an amount equal to the Parent Termination Fee minus the amount payable under clause (i) above.

(g) At or prior the time Parent is required to pay the Parent Termination Fee, Parent shall deposit into escrow by wire transfer of immediately available funds an amount in cash equal to the Parent Termination Fee with an escrow agent selected by Parent that is reasonably satisfactory to Company and on such terms (subject to this Section 10.3(g)) as shall be mutually agreed on by Company, Parent and the escrow agent. The escrow agreement shall provide that Parent shall bear all costs and expenses under the escrow agreement. The escrow agreement shall provide that the Parent Termination Fee held in escrow or any portion thereof shall not be released to Company unless the escrow agent receives any one or a combination of the following: (i) a letter from Company indicating the maximum amount that can be paid by the escrow agent to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Company has income from unknown sources during such year in an amount equal to 1% of its gross income that is not Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income) which letter will indicate Company has received confirmation of such maximum amount from its independent accountants or a subsequent letter from Company (based on confirmation from Company’s accountants) revising that amount, in which case the escrow agent shall promptly release such amount to Company, or (ii) a letter from Company counsel indicating that (A) Company received a ruling from the IRS holding that the receipt by Company of the Parent Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Company’s outside counsel has rendered a legal opinion to the effect that the receipt by Company of the Parent Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall promptly release to Company the then remaining amount of the Parent Termination Fee held in escrow. Parent agrees to amend this Section 10.3(g) at the reasonable request of Company in order to (x) maximize the portion of the Parent Termination Fee that may be paid to Company hereunder without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Company’s chances of securing a favorable ruling described in this Section 10.3(g) or (z) assist Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.3(g). Any amount of the Parent Termination Fee that remains held in escrow as of the end of any taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 10.3(g), provided, however, that the obligation of Parent to pay the unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date that is six years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent.

Section 10.4 Sole and Exclusive Remedy. Under no circumstances (other than with respect to fraud in connection with this Agreement, breach by Parent of any material term in the Company Confidentiality Agreement, or breach by Company of any material term in the Parent Confidentiality Agreement) will the collective monetary damages, including any termination fees, payable by (a)(i) the Parent, Holdco, SNDA Merger Sub, and their respective Affiliates; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, financing sources, members, managers, general or limited partners, stockholders and assignees of any of Parent, Holdco, SNDA Merger Sub, or any of their Affiliates (the Persons in clauses (a)(i) and (a)(ii) collectively, the “Parent Related Parties”), on the one hand, or (b)(i) Company, CNL Merger Sub, and their respective Affiliates; or (ii) the former, current and future holders of any equity (including the Holders), controlling persons, directors, officers, employees, agents, attorneys, financing sources, members, managers, general or limited partners, stockholders and assignees of any of Company, CNL Merger Sub, or any of their respective Affiliates (the Persons in clauses (b)(i) and (b)(ii) collectively, the “Company Related Parties”), on the other hand, for breaches under this Agreement exceed an amount in the aggregate equal to the Parent Termination Fee for all such breaches (the “Parent Liability Limitation”) or the Company Termination Fee for all such breaches (the “Company Liability Limitation”), respectively. In no event (other than with respect to fraud in connection with this Agreement, breach by Parent of any material term in the Company Confidentiality Agreement, or breach by Company of any material term in the Parent Confidentiality Agreement) will any of the Company Related Parties or the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award in excess of the Parent Liability Limitation against the Parent Related Parties or the Company Liability Limitation against the Company Related Parties, respectively, and in no event (other than with respect to fraud in connection with this Agreement) will any Company Related Parties or Parent Related Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties or the Company Liability Limitation against the Company Related Parties, respectively, for, or with respect to, this Agreement, the other agreements contemplated hereby, or the Transactions, or the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure. No Debt Financing Party shall be subject to any special, indirect, consequential or punitive damages.

Article 11

GENERAL PROVISIONS

Section 11.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Equity Purchase Closing. The covenants to be performed prior to or at the Equity Purchase Closing, including any rights arising out of any breach of such covenants, shall terminate at the Equity Purchase Closing. This Section 11.1 shall not limit Article 2, Article 3, or Section 8.5 or any covenant or agreement of the Parties that by its terms contemplates performance after the Equity Purchase Closing.

Section 11.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail including a .pdf attachment (providing confirmation of transmission), or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the applicable Party by like notice):

(a)	if to Company or CNL Merger Sub to:

CNL Healthcare Properties, Inc.

450 South Orange Avenue, Suite 1400

Orlando, FL 32801

Attention: Tracey B. Bracco, Esq.

Email: tracey.bracco@cnl.com

with a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

3 Embarcadero Center, 10th Floor

San Francisco, CA 94111

Attention: Edward A. Deibert

Email: edward.deibert@arnoldporter.com

(b)	if to Parent, Holdco or SNDA Merger Sub to:

c/o Sonida Senior Living, Inc.

14755 Preston Rd, Ste 810

Dallas, TX 75254

Attention: Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Philip Richter, Erica Jaffe

Email: philip.richter@friedfrank.com,

erica.jaffe@friedfrank.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for any Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

Section 11.3 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any Law or public policy in any jurisdiction, then as to that jurisdiction (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery). Facsimile and electronic (e.g., .pdf format) transmission of any signed original document shall be deemed the same as delivery of an original. Each Party intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such Party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such Party shall be deemed to be an original counterpart of this Agreement.

Section 11.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and the Company Disclosure Letter) and the Company Confidentiality Agreement, and the Parent Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except the provisions of Article 3 (which, from and after the First Merger Effective Time, shall be for the benefit of the Holders immediately prior to the First Merger Effective Time), and Section 8.5 (which, from and after the Second Merger Effective Time, shall be for the benefit of the Indemnified Parties). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Debt Financing Parties shall be express third party beneficiaries with respect to Section 11.11(c), Section 11.11(d), and Section 11.16.

Section 11.6 Amendment. Subject to compliance with applicable Law and Section 11.16(f), this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the Company Board and Parent, in its capacity as sole equityholder of Holdco and ultimate parent of SNDA Merger Sub, respectively, at any time before or after receipt of the Company Stockholder Approval or Parent Stockholder Approval and prior to the Second Merger Effective Time; provided, that, to the extent required by applicable Law, after (a) the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the Holders, or which by applicable Law requires the further approval of the Holders without such further approval of such Holders, and (b) the Parent Stockholder Approval with respect to the Stock Issuance and Parent Charter Amendment has been obtained, there shall not be any amendment of this Agreement that changes the number of shares of Parent Common Stock to be issued, or which by applicable Law requires the further approval of the stockholders of Parent without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. Notwithstanding anything to the contrary contained herein, Section 1.1, Section 11.5, Section 11.11(d), Section 11.16, and this Section 11.6 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Parties without the prior written consent of the Debt Financing Parties.

Section 11.7 Extension; Waiver. At any time prior to the Second Merger Effective Time, the Parties may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 11.8 Governing Law. Except for the New York governing law provision in Section 11.16, this Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 11.9 Consent to Jurisdiction. Except as set forth in Section 11.16, each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of and forum of the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland (the “Chosen Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the Transactions or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) not to commence any action, suit or proceeding relating thereto except in the Chosen Courts, (d) that it waives any objection to the laying of venue of any Action in the Chosen Courts and agrees not to plead or claim in the Chosen Courts that such litigation brought therein has been brought in any inconvenient forum, (e) that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court, (f) that it will not bring any Action relating to this Agreement or the Transactions or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Chosen Courts and (g) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any Action to the Chosen Courts. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Chosen Courts as provided by Law. Each Party agrees, (x) to the service of the summons and complaint and any other process in any Action relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 11.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 11.9 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, and (y) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal

Service constituting evidence of valid service. Service made pursuant to clauses (x) or (y) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.11 Remedies.

(a) Except as otherwise provided in Section 10.4, Section 11.11(b) or Section 11.11(c), or elsewhere in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including after the Second Merger Effective Time, the obligation of Parent, Holdco or SNDA Merger Sub to pay, and the right of the Holders to receive, the Transaction Consideration pursuant to the Second Merger, subject to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that prior to the valid termination of this Agreement pursuant to Article 10, the non-breaching party hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise (including the Parties’ obligations to consummate the Equity Purchase, the First Merger, and the Second Merger, and, after the Second Merger Effective Time, the obligation of Parent, Holdco or SNDA Merger Sub to pay, and the right of the Holders to receive, the Transaction Consideration pursuant to the First Merger and the Second Merger, subject to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any requirement under any Law to post a security as a prerequisite to obtaining equitable relief; provided, that the Parties may challenge the existence of any breach of threatened breach. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the Transactions and without that right no Party hereto would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 11.11 and the payment of damages as contemplated by Section 10.2 (subject to Section 10.4) or payment of the Company Termination Fee or Parent Termination Fee, as applicable hereunder, but shall not be entitled or permitted to receive both (x) an award for such specific performance or other equitable remedies and (y) damages, as contemplated by Section 10.2 (subject to Section 10.4), or payment of the Company Termination Fee or Parent Termination Fee, as applicable hereunder.

(c) Notwithstanding anything to the contrary in this Agreement (including Section 11.11(b)), it is acknowledged and agreed that the right of Company to an injunction, specific performance, or other equitable remedies to enforce Parent’s and SNDA Merger Sub’s obligations to consummate the Equity Purchase Closing and the Second Merger shall only apply if the following additional requirements are satisfied: (i) all of the conditions to the Equity Purchase Closing set forth in Section 9.1 and Section 9.2 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)), (ii) the Debt Financing will be funded in accordance with the terms and conditions thereof at the consummation of the Second Merger, (iii) Company has irrevocably confirmed to Parent in writing (and not revoked such notice) that if specific performance is granted, then the Equity Purchase Closing, the First Merger and the Second Merger shall occur, and (iv) Parent and/or SNDA Merger Sub fails to consummate the Equity

Purchase Closing within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Company in accordance with clause (ii) above.

(d) Notwithstanding the foregoing or anything else stated in this Agreement to the contrary and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, (i) none of Company, its Affiliates, their Representatives, or their direct and indirect equity holders, shall be entitled to directly seek the remedy of specific performance of this Agreement against any Debt Financing Party and (ii) no Debt Financing Party shall have any liability (whether at law or equity, whether in contract, in tort or otherwise) to any of Company, its Affiliates, their Representatives, or their direct and indirect equity holders, for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including any dispute arising out of or relating in any way to the Debt Financing, whether at law or equity, whether in contract, in tort or otherwise.

Section 11.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 11.12.

Section 11.13 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 11.14 Company Disclosure Letter. The information in the Company Disclosure Letter constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of Company or Company Subsidiaries as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to that particular section or subsection of this Agreement and any other section or subsection of this Agreement to the extent that the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure, and the foregoing shall not be limited by statements that items from one section or subsection of the Company Disclosure Letter are expressly incorporated by reference into or from another section or subsection of the Company Disclosure Letter. Nothing set forth in the Company Disclosure Letter shall be deemed to expand or otherwise amplify in any way the scope of any representation, warranty, covenant or agreement expressly set forth in this Agreement. The inclusion of any information in the Company Disclosure Letter is neither (i) an admission or acknowledgment that such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed or is material, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, is outside the ordinary course of business or is inconsistent with past practice nor (ii) is a basis for interpreting the terms “material” or “Company Material Adverse Effect.” Notwithstanding anything contained in the Company Disclosure Letter or in this Agreement to the contrary, the information disclosed in the Company Disclosure Letter is for the benefit only of the Parties. No disclosure in the Company Disclosure Letter relating to any possible breach, default or violation of any contract or Law shall be construed as an admission or indication that such breach, default or violation exists, has actually occurred or will actually occur, an admission of any liability or obligation of Company, Company Subsidiaries or its or their directors or officers, or an admission against the interest of Company, Company Subsidiaries or its or their directors or officers. Items disclosed in the Company Disclosure Letter are not necessarily limited to the matters required by this Agreement to be disclosed in the Company Disclosure Letter. Such additional items that are not required by this Agreement to be disclosed in the Company Disclosure Letter are set forth for informational purposes only, do not necessarily include other items of a similar nature, and shall not be deemed to be an admission that such items must or should be disclosed. In disclosing information in the Company Disclosure Letter, Company expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed in the Company Disclosure Letter. Headings in the Company Disclosure Letter have been inserted for convenience of reference only, do not constitute part of the Company Disclosure Letter, shall not be deemed to limit, broaden or otherwise affect any of the disclosures in the Company Disclosure Letter, and may not be relied upon for interpreting the matters disclosed in the Company Disclosure Letter. All references to, or descriptions of, any document, contract or agreement included in the Company Disclosure Letter (i) are summary in nature, (ii) do not propose to be a complete statement of the material terms of such document, contract or agreement, and (iii) are qualified in their entirety by (A) the text of such document, contract or agreement, (B) any and all exhibits, schedules, annexes, riders, addendums and other documents attached to such document, contract or agreement that have been made available to Parent, Holdco and SNDA Merger Sub prior to the date hereof, and (C) any amendments, supplements and other modifications to such document, contract or agreement that are referenced in the Company Disclosure Letter and that have been made available to Parent, Holdco and SNDA Merger Sub prior to the date hereof. The Company Disclosure Letter constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Company Disclosure Letter that are not defined therein shall have the meanings given them in this Agreement.

Section 11.15 Parent Disclosure Letter. The information in the Parent Disclosure Letter constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of Parent or Parent Subsidiaries as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to that particular section or subsection of this Agreement and any other section or subsection of this Agreement to the extent that the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure, and the foregoing shall not be limited by statements that items from one section or subsection of the Parent Disclosure Letter are expressly incorporated by reference into or from another section or subsection of the Parent Disclosure Letter. Nothing set forth in the Parent Disclosure Letter shall be deemed to expand or otherwise amplify in any way the scope of any representation, warranty, covenant or agreement expressly set forth in this Agreement. The inclusion of any information in the Parent Disclosure Letter is neither (i) an admission or acknowledgment that such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed or is material, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, is outside the ordinary course of business or is inconsistent with past practice nor (ii) is a basis for interpreting the terms “material” or “Parent Material Adverse Effect.” Notwithstanding anything contained in the Parent Disclosure Letter or in this Agreement to the contrary, the information disclosed in the Parent Disclosure Letter is for the benefit only of the Parties. No disclosure in the Parent Disclosure Letter relating to any possible breach, default or violation of any contract or Law shall be construed as an admission or indication that such breach, default or violation exists, has actually occurred or will actually occur, an admission of any liability or obligation of Parent, Parent Subsidiaries or its or their directors or officers, or an admission against the interest of Parent, Parent Subsidiaries or its or their directors or officers. Items disclosed in the Parent Disclosure Letter are not necessarily limited to the matters required by this Agreement to be disclosed in the Parent Disclosure Letter. Such additional items that are not required by this Agreement to be disclosed in the Parent Disclosure Letter are set forth for informational purposes only, do not necessarily include other items of a similar nature, and shall not be deemed to be an admission that such items must or should be disclosed. In disclosing information in the Parent Disclosure Letter, Parent expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed in the Parent Disclosure Letter. Headings in the Parent Disclosure Letter have been inserted for convenience of reference only, do not constitute part of the Parent Disclosure Letter, shall not be deemed to limit, broaden or otherwise affect any of the disclosures in the Parent Disclosure Letter, and may not be relied upon for interpreting the matters disclosed in the Parent Disclosure Letter. All references to, or descriptions of, any document, contract or agreement included in the Parent Disclosure Letter (i) are summary in nature, (ii) do not propose to be a complete statement of the material terms of such document, contract or agreement, and (iii) are qualified in their entirety by (A) the text of such document, contract or agreement, (B) any and all exhibits, schedules, annexes, riders, addendums and other documents attached to such document, contract or agreement that have been made available to Company prior to the date hereof, and (C) any amendments, supplements and other modifications to such document, contract or agreement that are referenced in the Parent Disclosure Letter that have been made available to Company prior to the date hereof. The Parent Disclosure Letter constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Parent Disclosure Letter that are not defined therein shall have the meanings given them in this Agreement.

Section 11.16 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Company on behalf of itself and the Company Subsidiaries hereby:

(a) agrees not to bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, among the Company and the Debt Financing Parties and arising out of or relating to this Agreement, the Debt Financing, the Permitted Debt Commitments or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby in any forum other than the Federal or state courts in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Actions to the exclusive jurisdiction of such court;

(b) agrees that any such Actions shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except (i) as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing and (ii) with respect to (A) the interpretation of the definition of Company Material Adverse Effect and Parent Material Adverse Effect (and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred) and (B) the determination of whether the First Merger and Second Merger have been consummated in all material respects in accordance with the terms hereof, which shall, in the case of both (A) and (B), be governed by and construed in accordance with the Laws of the State of Maryland, without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland;

(c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Actions in any such court;

(d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Actions brought against the Debt Financing Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Permitted Debt Commitments or any of the transactions contemplated hereby or thereby;

(e) except as set forth in the Permitted Debt Commitments or any right or remedy available to any Person under the definitive documentation governing the Debt Financing, agrees that none of the Debt Financing Parties will have any liability to Company or any of the Company Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, SNDA Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Permitted Debt Commitments relating thereto or any of the transactions contemplated hereby or thereby, whether in law or in equity, whether in contract or in tort or otherwise; and

(f) agrees that (and each other Party hereto agrees that) the Debt Financing Parties are express third party beneficiaries of, and may enforce, the provisions of this Section 11.16, and only such provisions, and such provisions and the definition of “Debt Financing Parties” shall not be amended in any way materially adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Entities, but, in the case of clause (e) of this Section 11.16, solely to the extent of actions or omissions by or circumstances relating to such Debt Financing Party in its capacity as a Debt Financing Party, it being understood that nothing in this Section 11.16 shall excuse any Debt Financing Party from liability in connection with actions or omissions by or circumstances relating to such Debt Financing Party in any other capacity (including in its capacity as an existing creditor of the Company or any Company Subsidiary) not relating to or arising out of this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

SONIDA SENIOR LIVING, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

SSL SPARTI LLC

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

SPARTI MERGER SUB, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

CNL HEALTHCARE PROPERTIES, INC.

By:	/s/ Stephen H. Mauldin
Name: Stephen H. Mauldin
Title: CEO and President

CHP MERGER CORP.

By:	/s/ Stephen H. Mauldin
Name: Stephen H. Mauldin
Title: CEO and President

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

EXECUTION VERSION

INVESTMENT AGREEMENT

BY AND AMONG

SONIDA SENIOR LIVING, INC.,

CONVERSANT PIF AGGREGATOR A LP,

CPIF SPARTI SAF, L.P.,

CONVERSANT DALLAS PARKWAY (A) LP,

AND

CPIF K CO-INVEST SPT A, L.P.

DATED AS OF NOVEMBER 4, 2025

i

EXHIBITS:

Exhibit A – Investor, Number of Shares, Purchase Price

Exhibit B – Form of Investor Rights Agreement

Exhibit C – Form of Registration Rights Agreement

Exhibit D – Form of Joinder

ii

INDEX OF CERTAIN DEFINED TERMS

Affiliate	Section 7.1(d)
Agreement	Preamble
Ancillary Documents	Section 7.1(e)
Assigned Purchase Price Payment Obligation	Section 7.4
Beneficial Owner	Section 7.1(f)
Beneficial Ownership	Section 7.1(f)
Beneficiaries	Section 2.1(c)
Board of Directors	Section 7.1(g)
BSA/PATRIOT Act	Section 2.2(f)(v)
Business Day	Section 7.1(h)
Charter Amendment	Recitals
Closing	Section 1.3(b)
Closing Date	Section 1.3(b)
Closing Notice	Section 1.3(c)
CNL	Recitals
Common Stock	Section 1.1
Company	Preamble
Company Charter	Section 7.1(i)
Company Indemnification Representations	Section 5.1
Company Related Parties	Section 5.2
Company Reports	Section 7.1(j)
Company Stockholders Meeting	Recitals
Consents	Section 7.1(k)
Conversant	Section 7.1(l)
Conversant A	Preamble
Conversant B	Recitals
Conversant Consent	Recitals
CPIF	Preamble
CPIF K	Preamble
Designated Court	Section 7.5
Designated Courts	Section 7.5
Disclosure Letter	Section 2.1
Disqualification Event	Section 2.2(f)(vi)
Equity Purchase	Section 7.1(m)
Equity Purchase Closing	Section 7.1(n)
Equity Purchase Effective Time	Section 7.1(o)
Exchange Act	Section 7.1(p)
Existing Investor Rights Agreement	Section 7.1(q)
Existing Registration Rights Agreement	Section 7.1(r)
First Closing Date	Section 7.1(s)
Fraud	Section 7.1(t)
Governmental Approvals	Section 7.1(u)
Governmental Entity	Section 7.1(v)
herein	Section 7.1(c)

iii

hereof	Section 7.1(c)
hereunder	Section 7.1(c)
include	Section 7.1(b)
included	Section 7.1(b)
includes	Section 7.1(b)
including	Section 7.1(b)
Increased Authorized Share Number	Section 7.1(w)
Indemnification Representations	Section 5.2
Indemnified Party	Section 5.4(b)
Indemnifying Party	Section 5.4(b)
Information	Section 3.4
Investor	Preamble
Investor Indemnification Representations	Section 5.2
Investor Related Parties	Section 5.1
Investor Rights Agreement	Section 3.6
Investors	Preamble
Joinder	Section 7.4
Law	Section 7.1(v)
Laws	Section 7.1(x)
Lien	Section 7.1(y)
Losses	Section 5.1
Merger Agreement	Recitals
Merger Agreement Representations and Warranties Interpretations	Section 2.1(a)
NYSE	Section 7.1(z)
OFAC List	Section 2.2(f)(v)
or	Section 7.1(a)
Person	Section 7.1(aa)
PIF Aggregator	Preamble
Private Placement	Section 1.1
Proxy Statement	Recitals
Purchase Price	Section 1.2
Registration Rights Agreement	Section 3.6
Representatives	Section 3.4
Requisite Vote	Section 7.1(bb)
SEC	Section 7.1(cc)
Second Closing Date	Section 7.1(dd)
Second Merger	Section 7.1(ee)
Second Merger Effective Time	Section 7.1(ff)
Securities Act	Section 7.1(gg)
Shares	Section 1.1
Silk Partners	Section 7.1(hh)
Subsidiaries	Section 7.1(ii)
Subsidiary	Section 7.1(ii)
Survival Period	Section 5.7
Third Party Claim	Section 5.4(b)
without limitation	Section 7.1(b)

iv

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT (this “Agreement”), dated as of November 4, 2025, by and among Sonida Senior Living, Inc., a Delaware corporation (the “Company”), Conversant PIF Aggregator A LP, a Delaware limited partnership (“PIF Aggregator”), CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Conversant A”), and CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with PIF Aggregator, CPIF, and Conversant A, each, an “Investor” and collectively, the “Investors”). Capitalized terms used in this Agreement have the meaning set forth in Section 7.1, unless defined elsewhere herein.

RECITALS

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into that certain Agreement and Plan of Merger by and among the Company, CNL Healthcare Properties, Inc., a Maryland corporation (“CNL”), and certain other parties named therein (the “Merger Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, the Company and CNL will effect a business combination pursuant to a series of Transactions (as defined in the Merger Agreement);

WHEREAS, in connection with the Transactions, subject to the terms and conditions set forth herein, Investors desire to subscribe for and purchase the Shares (as defined below) in a private placement pursuant to Section 4(a)(2) of the Securities Act;

WHEREAS, in connection with the Transactions, and the issuance of Shares pursuant hereto, the Company and CNL will prepare and the Company will file with the SEC a joint proxy statement/prospectus (the “Proxy Statement”) with respect to, among other matters, a special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to approve, amendments to the Company Charter, including to increase the number of shares of Common Stock (as defined below) that the Company is authorized to issue to the Increased Authorized Share Number (such amendment to increase the number of shares of Common Stock, the “Charter Amendment”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, each of Conversant A and Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Conversant B”) are delivering to the Company its consent to certain of the transactions contemplated by the Merger Agreement to the extent required pursuant to certain existing agreements with the Company, as set forth therein (“Conversant Consent”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

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ARTICLE I

ISSUANCE AND SALE OF COMMON STOCK; CLOSING

SECTION 1.1 Issuance and Sale of Common Stock. Subject to the terms and conditions of this Agreement, at the Closing, pursuant to Section 4(a)(2) of the Securities Act, each Investor shall purchase from the Company, and the Company shall issue to each Investor (the “Private Placement”), the number of validly issued, fully paid and nonassessable shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), set forth opposite Investor’s name on Exhibit A hereto (such shares of Common Stock purchased in the Private Placement, “Shares”).

SECTION 1.2 Purchase Price. The purchase price payable by each Investor in respect of shares of Common Stock to be purchased by such Investor shall be the dollar amount set forth next to such Investor’s name on Exhibit A (the “Purchase Price”).

SECTION 1.3 Closing.

(a) Upon the satisfaction of the conditions set forth in Article IV, unless this Agreement shall have been terminated pursuant to its terms, at or prior to the Equity Purchase Effective Time, the Investors shall pay, or cause to be paid, the Purchase Price, to one or more account(s) designated by the Company by wire transfer of immediately available funds, which may be an account of the Exchange Agent (as defined in the Merger Agreement), to be held and not used until the Second Merger Effective Time.

(b) The issuance of the Shares of Common Stock in the Private Placement (the “Closing”) shall occur substantially concurrently with the Second Merger Effective Time remotely through the electronic exchange of documents and signatures (or their electronic counterparts) on a date specified in the Closing Notice (the date on which the Closing occurs, the “Closing Date”).

(c) Written notice shall be delivered by or on behalf of the Company to Investors (the “Closing Notice”), stating that the Company reasonably expects, in good faith, that all conditions to the Equity Purchase Closing set forth in Sections 9.1 and 9.2 of the Merger Agreement will be satisfied or waived, and all conditions to the Closing set forth in Section 4.1 of this Agreement will be satisfied, as of the Equity Purchase Effective Time on the First Closing Date, with such date to be no less than three (3) Business Days from the date on which the Closing Notice is delivered to Investors.

(d) On the First Closing Date, the Company and Investor shall deliver to the Company and Investor, as applicable, all other documents and certificates required to be delivered to such party pursuant to Article IV hereof.

(e) On the Second Closing Date or promptly thereafter, the Company shall deliver to each Investor a book-entry confirmation from the Company’s transfer agent (or, if requested by such Investor, certificate or certificates) representing the number of Shares set forth opposite such Investor’s name on Exhibit A hereto against payment of the Purchase Price hereunder.

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SECTION 1.4 Adjustments. The number of Shares to be issued at the Closing shall be proportionately adjusted for any subdivision or combination (by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) of Common Stock that occurs during the period beginning on the date of this Agreement and ending on the Closing Date, and Exhibit A hereto shall be updated accordingly without any further action by the Company or Investors.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

SECTION 2.1 Representations and Warranties of the Company. Except (a) as disclosed in the Company Reports publicly available, filed with or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article II); provided, that nothing set forth or disclosed in any such Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 6.2 and Section 6.7 of the Merger Agreement, or (b) subject to the terms of Section 11.15 of the Merger Agreement, as set forth in the disclosure letter prepared by the Company and delivered by the Company to CNL under the Merger Agreement and to each Investor concurrently with the execution and delivery of this Agreement (the “Disclosure Letter”), the Company represents and warrants to each Investor as follows:

(a) Representations and Warranties Incorporated by Reference. The representations and warranties of the Company set forth in Article 6 of the Merger Agreement are incorporated by reference herein as representations and warranties under this Agreement (as modified by the Disclosure Letter) as of the date hereof and are for the benefit of each Investor; provided, that all defined terms used in such incorporated representations and warranties shall be given the meanings ascribed to such terms in the Merger Agreement, except that: (i) all references to “Parent Common Stock to be issued in connection with the Equity Purchase” shall hereby refer to the Shares issuable pursuant to this Agreement, (ii) all references to “Company” shall be deemed to mean and refer to Investors (as defined in this Agreement); (iii) all references to “Agreement” shall be deemed to mean and refer to this Agreement; and (iv) all references to “Transactions” shall be deemed to mean and refer to the transactions contemplated by this Agreement and the Ancillary Documents (the conditions set forth in this proviso, the “Merger Agreement Representations and Warranties Interpretations”).

(b) Private Placement. Based in part on the Investors’ representations in Section 2.2, the offer and sale of Shares is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Without limiting the foregoing, neither the Company, nor any other person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Shares and neither the Company, nor any person authorized by the Company to act on its behalf, has made any offers or sales of any security or solicited any offers to buy any security, under circumstances

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that would cause the offering or issuance of Shares under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in Regulation D or any other applicable exemption from registration under the Securities Act not being available, nor will the Company take any action or steps that would cause the offering or issuance of Shares to be integrated with other offerings.

(c) PIF Aggregator as Nominee. The Company acknowledges that (a) PIF Aggregator has previously provided the Company with a copy of the nominee agreement by and among PIF Aggregator and (i) Conversant Private Investment Fund, L.P., (ii) Conversant Private Investment Fund TE, L.P., (iii) Conversant Private Investment Fund F, L.P. and (iv) Conversant Private Investment Fund 892, L.P. (the entities named in clauses (i) through (iv), the “Beneficiaries”) and (b) PIF Aggregator will be holding the Shares as nominee of the Beneficiaries.

(d) No Additional Representations. Except for the representations and warranties made by the Company in this Section 2.1, none of the Company or any of its Subsidiaries or representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Subsidiaries, their respective businesses, this Agreement, the Ancillary Documents, or the transactions contemplated by the Agreement. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties of Investors expressly set forth in this Article II, in any other Ancillary Document or in any certificate delivered by Investors pursuant to this Agreement or any Ancillary Document, it is not acting, by entering into this Agreement or consummating the transactions contemplated by this Agreement, in reliance on any other representation or warranty, express or implied, or the accuracy or completeness of any other representation or warranty, express or implied.

SECTION 2.2 Representations and Warranties of Investors. Each Investor, severally and not jointly, represents and warrants to the Company as follows:

(a) Organization and Standing; Authority. Such Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Such Investor has all requisite organizational power to (i) enter into, consummate the transactions contemplated by, and carry out its obligations under this Agreement, and (ii) own, lease and operate its properties and carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for any failure under clause (ii) that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect such Investor’s ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby on a timely basis. The execution and delivery by such Investor of this Agreement and the Ancillary Documents and the consummation by such Investor of the transactions contemplated by this Agreement and the Ancillary Documents have been or will be duly authorized by all requisite organizational action on the part of such Investor. This Agreement has been and the Ancillary Documents will be duly executed and delivered by such Investor. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes and the Ancillary Documents will constitute the legal, valid and binding obligation of such Investor, enforceable against it in accordance with

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their respective terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(b) No Conflicts. Neither the execution, delivery and performance by such Investor of this Agreement or the Ancillary Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by such Investor with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the properties or assets of such Investor under any of the terms, conditions or provisions of (A) its governing instruments or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either such Investor is a party or by which it may be bound, or to which either such Investor or any of the properties or assets of such Investor may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any law, statute, ordinance, rule or regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to either such Investor or any of its respective properties or assets except in the case of clauses (i)(B) and (ii) for such violations, conflicts and breaches as would not reasonably be expected to materially and adversely affect such Investor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(c) Consents and Approvals. Other than (i) the securities or blue sky laws of the various states, (ii) the filing with the SEC of such reports under the Exchange Act and/or the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, and (iii) the filing by the Company of the Charter Amendment, no notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, nor expiration or termination of any statutory waiting period, is necessary for the consummation by such Investor of the transactions contemplated by this Agreement or the Ancillary Documents. Conversant A and Conversant B have delivered the executed Conversant Consent to the Company on the date hereof.

(d) Financial Capability. Such Investor has, and will have as of the Equity Purchase Closing, access to available funds necessary to make the payment of its applicable Purchase Price pursuant to this Agreement and consummate the Closing on the terms and conditions contemplated by this Agreement. Such Investor is not aware as of the date hereof of any reason by which the funds sufficient to fulfill its obligations under Article I will not be available at the Equity Purchase Closing.

(e) Brokers, Finders, etc. Neither such Investor nor its Affiliates or any of their respective officers, directors, employees or agents has employed any broker or finder for which the Company will incur any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees.

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(f) Purchase for Investment. Such Investor acknowledges its understanding that the offering and sale of Shares are intended to be exempt from registration under the Securities Act and that the Company is relying upon the truth and accuracy of such Investor’s representations and warranties contained herein and such Investor’s compliance with this Agreement in order to determine the availability of such exemptions and the eligibility of such Investor to acquire Shares in accordance with the terms and provisions of this Agreement. In furtherance thereof, such Investor represents and warrants to the Company that:

(i) Such Investor is an institutional “accredited investor” within the meaning of Regulation D promulgated under the Securities Act, and, if there should be any change in such status prior to the First Closing Date or the Second Closing Date, Investor will promptly inform the Company of such change;

(ii) Such Investor (A) has the financial ability to bear the economic risk of its investment in Shares, (B) has no need for liquidity with respect to its investment therein, (C) has adequate means for providing for its current needs and contingencies, and (D) has such knowledge, experience and skill in evaluating and investing in issues of equity securities based on actual participation in financial, investment and business matters, such that it is capable of evaluating the merits and risks of an investment in the Company and the suitability of Shares;

(iii) Without prejudice to any claim of such Investor hereunder for breach of the Company’s representations and warranties or for Fraud, such Investor has been given the opportunity to conduct a due diligence review of the Company concerning the terms and conditions of the offering of Shares and other matters pertaining to an investment in Shares in order for such Investor to evaluate the merits and risks of an investment in Shares; such Investor has received such information as it deems necessary in order to make an investment decision with respect to Shares;

(iv) Such Investor became aware of this offering of Shares solely by means of direct contact between it and the Company or a representative of the Company, and Shares were offered to such Investor solely by direct contact between it and the Company or a representative of the Company. Such Investor did not become aware of this offering of Shares, nor were Shares offered to such Investor, by any other means. Such Investor acknowledges that it was not induced to purchase Shares through any form of general solicitation or general advertising;

(v) Such Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Investor is permitted to do so under applicable law. If such Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA

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PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by such Investor and used to purchase Shares were legally derived; and

(vi) None of (A) such Investor, (B) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (C) any Beneficial Owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by such Investor is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.

(g) No Registration. Such Investor has been advised that Shares have not been registered under the Securities Act, or any non-U.S. securities, state securities or “blue sky” laws, and therefore cannot be resold unless they are registered under such laws or unless an exemption from registration thereunder is available. Such Investor is purchasing Shares for its own account for investment, and not with a view to, or for resale in connection with, the distribution thereof, and has no present intention of distributing or reselling any thereof. In making the foregoing representations, such Investor is aware that it must bear, and represents that such Investor is able to bear, the economic risk of such investment for an indefinite period of time.

(h) Investor Information. All information furnished to the Company by such Investor or its Affiliates in writing expressly for use in the Joint Proxy Statement/Prospectus and Registration Statement (in each case, as defined in the Merger Agreement) will not, at the time of the Company Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that no representation or warranty is made by such Investor with respect to (A) statements included or incorporated by reference in the Joint Proxy Statement/Prospectus or Registration Statement based on information supplied by or on behalf of the Company or any of its directors (other than those who are representatives of such Investor), officers, employees, Affiliates, agents or other representatives, or (B) any financial projections or forward-looking statements.

(i) No Additional Representations. Except for the representations and warranties made by such Investor in this Section 2.2, neither such Investor or any of its Affiliates or representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, this Agreement, any Ancillary Document or the transactions contemplated by this Agreement. Such Investor, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article II (as modified by the Disclosure Letter), in any other Ancillary Document or in any certificate delivered by the Company

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pursuant to this Agreement or any Ancillary Document, it is not acting, by entering into this Agreement or consummating the transactions contemplated by this Agreement, in reliance on (i) any other representation or warranty, express or implied, (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to such Investor or any of its Affiliates or representatives, or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE III

COVENANTS

SECTION 3.1 Restrictive Legends.

(a) Each Investor acknowledges and agrees that Shares and any securities issued or issuable with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, conversion of such securities, recapitalization, merger, consolidation, going private, tender offer, amalgamation, change of control, other reorganization or otherwise, shall bear restrictive legends in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND STATE SECURITIES LAWS WHICH IS AVAILABLE.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any such securities upon which it is stamped (or, if applicable, revise the book-entry position applicable to such holder and such securities to remove the restrictions), if (i) such securities are registered for sale under an effective registration statement filed under the Securities Act, (ii) such securities are eligible for resale pursuant to Rule 144 promulgated under the Securities Act, or (iii) if such securities are proposed to be sold pursuant to an exemption from registration and the Company receives an opinion of counsel reasonably satisfactory to it and any other documentation reasonably requested by the Company with respect to compliance with such exemption.

SECTION 3.2 Consents and Approvals; Information. Each of the Company and each Investor shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate with the other party in securing any Consents and Governmental Approvals required on the part of the Company or the Investors, if any, in connection with the transactions contemplated by this Agreement. Investors shall, and shall cause their Affiliates to, reasonably cooperate with the Company and CNL, including by (i) subject to applicable Law, providing information regarding Investors and their Affiliates reasonably requested by Company and CNL,

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(ii) cooperating in responding to any inquiry from a Governmental Entity, including, as promptly as reasonably practicable, informing the Company of such inquiry, (iii) subject to applicable Law, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between any Investor and any Governmental Entity, in each case, in connection with the filings and notifications to be made with the SEC and other Governmental Entities in connection with the transactions contemplated by the Merger Agreement.

SECTION 3.3 Public Announcements. So long as this Agreement is in effect, the parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the Transactions, and, except as otherwise permitted or required by this Agreement, none of the parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a party may, without obtaining the other party’s consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the Transactions as may be required by Law, any judgment, writ, order, stipulation, award, injunction, settlement or decree issued, promulgated or entered into by or with any Governmental Entity, or the applicable rules of any stock exchange, in which case such party shall consult with the other party before making such public statement or filing with respect to this Agreement or any of the Transactions, except to the extent it is not reasonably practicable to do so.

SECTION 3.4 Confidentiality. Each party to this Agreement will hold, and will cause its respective Affiliates and their respective directors, managers, officers, employees, agents, consultants and advisors, including attorneys, financial advisors and financial sources (“Representatives”), to hold, in strict confidence, unless disclosure to a regulatory authority is reasonably necessary in connection with any reasonably necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure), all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party hereto furnished to it by or on behalf of such other party or its Representatives pursuant to this Agreement (except to the extent that such information is (a) previously known by such party from other sources, provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party, (b) is available to the public through no violation of this Section 3.4 by such party, (c) later lawfully acquired from other sources by the party to which it was furnished, or (d) is independently developed by such party without use or reference to the Information), and neither party hereto shall release or disclose such Information to any other person, except its Representatives. Each party shall be responsible for any breach of this Section 3.4 by any of its Representatives. Nothing herein shall prevent any party, or any of their respective Affiliates which is a private equity or other investment vehicle from making customary disclosures to its current, future or potential investors in the ordinary course of business; provided, that such investors are bound by a duty of confidentiality and non-use to such disclosing party or its Affiliates with respect to such disclosure.

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SECTION 3.5 Charter Amendment. Prior to or upon the Closing, and subject to receipt of the Requisite Vote, the Company shall file or cause to be filed with the Secretary of State of the State of Delaware the Charter Amendment.

SECTION 3.6 Ancillary Documents. Subject to the terms and conditions set forth herein, on the First Closing Date (i) the Company, Investors and the other parties thereto shall enter into the amended and restated Existing Investor Rights Agreement, substantially in the form attached hereto as Exhibit B hereto (the “Investor Rights Agreement”), and (ii) the Company, Investors shall enter into the amended and restated Existing Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), in each case, to be effective as of the Second Merger Effective Time.

SECTION 3.7 Operation of the Business Prior to Closing. Except (1) as expressly contemplated by this Agreement, (2) as contemplated pursuant to the Merger Agreement or the Conversant Consent, or (3) as required by applicable Law or data security requirements, from the date of this Agreement through the Closing or the earlier termination of this Agreement, the Company and its Subsidiaries, without the prior written consent of Investors (which consent shall not be unreasonably withheld, conditioned or delayed), shall not:

(a) amend the organizational documents of the Company or any its Subsidiaries (excluding, for the avoidance of doubt, the Charter Amendment and the Additional Parent Amendment (as defined in the Merger Agreement));

(b) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of the Company or any of its Subsidiaries (other than any wholly owned Subsidiary of the Company);

(c) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity or voting securities or ownership interests in Company or any of its Subsidiaries, except for (A) the declaration and payment of dividends or other distributions to the Company or any Subsidiary of the Company by any directly or indirectly wholly owned Subsidiary of the Company and (B) the declaration and payment of dividends in respect of the Series A Preferred Stock, par value $0.01 per share, of the Company in the ordinary course.

(d) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Company or any of its Subsidiaries, other than (A) repurchases, withholdings, or cancellations of equity securities or awards of the Company pursuant to the terms and conditions of such equity awards, (B) in the ordinary course of business or (C) in connection with the redemption or repurchase by a wholly owned Subsidiary of the Company of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Subsidiary of the Company);

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(e) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, if such merger, consolidation, investment, or acquisition would reasonably be expected to materially delay or prevent the consummation of the Equity Purchase on the First Closing Date or the Second Merger on the Second Closing Date, in any respect, including requiring the Company to further amend the Company Charter (other than the Charter Amendment and the Additional Parent Amendment (as defined in the Merger Agreement)) or requiring the Company to raise funds in order to consummate the Equity Purchase or the Second Merger or the other transactions contemplated by the Merger Agreement;

(f) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (including undertaking any action as part of a step or restructuring prior to the Equity Purchase or the Second Merger that would result in a material increase in any Taxes (as defined in the Merger Agreement), except as otherwise contemplated by the Merger Agreement); or

(g) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

SECTION 3.8 Commercially Reasonable Efforts to Close. Each of the Company and each Investor will use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable Laws so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate reasonably with the other parties hereto to that end.

SECTION 3.9 NYSE Listing of Shares. The Company agrees to use commercially reasonable efforts to cause the Shares to be approved for listing on the NYSE, subject to official notice of issuance.

SECTION 3.10 State Securities Laws. Prior to the Closing, (a) the Company shall use its commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country prior to the offer and sale of Shares and (b) cause such authorization, approval, permit or qualification to be effective as of the Closing.

SECTION 3.11 Use of Proceeds. The Company shall use the net proceeds of the sale of Shares to fund a portion of the cash merger consideration under the Merger Agreement.

SECTION 3.12 Tax Matters. The Company shall pay any and all documentary, stamp and similar issue or transfer tax due on the issuance of Shares.

SECTION 3.13 Financial Statements. The Company shall provide to Investors copies of all financial statements (including pro forma financial statements) of the Company and its consolidated Subsidiaries that it provides to the lenders pursuant to the terms of the Debt Commitment Letter (as defined in the Merger Agreement); provided, that the Company shall be deemed to have satisfied this requirement to the extent that such financial statements have been filed and are publicly available electronically at www.sec.gov (or a successor website thereto).

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SECTION 3.14 Voting Agreement. Conversant A shall not, and shall cause each of the other Investors party to that certain Voting Agreement, dated as of the date hereof, by and among Conversant A, CNL and the other parties signatory thereto, not to amend or waive any provision thereof without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE IV

CONDITIONS TO CLOSING

SECTION 4.1 Conditions to the Obligations of Investors. The obligation of Investors to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Investors at or prior to the Equity Purchase Closing (unless otherwise specified) of the following conditions:

(a) Execution of Merger Agreement. The Merger Agreement shall have been validly executed and delivered by the Company.

(b) Satisfaction of Merger Agreement Conditions. The satisfaction or waiver by the Company of each of the conditions to the Company’s obligations to consummate the Equity Purchase set forth in Sections 9.1 and 9.2 of the Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the Equity Purchase Closing, but subject to the satisfaction or valid waiver of such conditions); provided, that the Company shall not have amended or waived any term or condition of the Merger Agreement in any manner that is or would reasonably be expected to be materially adverse to the Investors, unless consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Company Certificate. The Investors shall have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer of the Company, certifying that the conditions set forth in clauses (a) through (b) of this Section 4.1 have been satisfied.

(d) Substantially Concurrent Consummation of Second Merger. The Company shall have irrevocably confirmed to Investors that the Second Merger shall be set to occur and will be consummated in accordance with the Merger Agreement substantially concurrently with the issuance of Shares to Investors under this Agreement, subject to the funding of the Purchase Price at or prior to the Equity Purchase Effective Time in accordance with Section 1.3(a).

SECTION 4.2 Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Company at or prior to the Equity Purchase Closing (unless otherwise specified) of the following conditions:

(a) Representations and Warranties. The representations and warranties of Investors set forth in Section 2.2 (disregarding all qualifications as to materiality set forth therein) shall be true and correct as of the Equity Purchase Closing as though made on the Equity Purchase Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impair or delay Investors’ ability to perform or comply with their obligations under this Agreement or to consummate the transactions contemplated hereby or thereby.

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(b) Performance of Obligations. Investors shall have performed and complied with, in all material respects, all of the obligations and conditions in this Agreement required to be performed or complied with by it at or prior to the Equity Purchase Closing.

(c) Compliance Certificate. The Company shall have received a certificate signed by an authorized signatory of each Investor stating that the conditions specified in Section 4.2(a) and Section 4.2(b) have been satisfied.

(d) Payment of Purchase Price. At or prior to the Equity Purchase Effective Time, Investors shall have paid, or caused to be paid, to the Company (or as designated pursuant to Section 1.3(a)) the Purchase Price, payable by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days in advance of the First Closing Date.

(e) Form W-9. Each Investor shall have delivered to the Company, on or prior to the First Closing Date, a properly executed IRS Form W-9 from such Investor (or, if such Investor is a disregarded entity for U.S. federal income tax purposes, its regarded owner, or if such Investor is a nominee on behalf of one or more principals, its principal(s)).

ARTICLE V

INDEMNIFICATION

SECTION 5.1 Indemnification by the Company. From and after the Second Closing Date, the Company shall indemnify each Investor and its Affiliates and its and their officers, directors, managers, employees and agents (collectively, the “Investor Related Parties”) from, and hold each of them harmless against, any and all losses, expenses, damages, actions, suits, proceedings (including any investigation, litigation or inquiry), demands, claims and causes of action (subject to the express exclusions set forth in Section 5.3(b), “Losses”) and, in connection therewith and promptly upon demand, pay or reimburse each of them for all reasonable and documented out-of-pocket costs, losses, liabilities, damages or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable and documented out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third Party Claim, incurred by or asserted against such Investor Related Parties, as a result of or arising out of (a) the failure of the representations or warranties made by the Company in Sections 6.1(a), 6.2(b), 6.3(a), and 6.6(a)-(b) of the Merger Agreement incorporated herein by reference as representations and warranties under this Agreement (subject to the Merger Agreement Representations and Warranties Interpretations) or in any certificate delivered pursuant hereto to be true and correct (the “Company Indemnification Representations”), or (b) the breach of any of the covenants of the Company contained herein to be performed following the Second Closing Date; provided, that in the case of the immediately

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preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of such representation or warranty as set forth in Section 5.7; provided, further, that, for purposes of determining when an indemnification claim has been made, the date upon which an Investor Related Party shall have given written notice (stating in reasonable detail the basis of the claim for indemnification) to the Company in accordance with the terms and conditions of this Agreement shall constitute the date upon which such claim has been made.

SECTION 5.2 Indemnification by Investors. From and after the Second Closing Date, each Investor, severally and not jointly, shall indemnify the Company, and its controlled Affiliates and its and their officers, directors, managers, employees and agents (collectively, the “Company Related Parties”) from, and hold each of them harmless against, any and all Losses and, in connection therewith and promptly upon demand, pay or reimburse each of them for all reasonable and documented out-of-pocket costs, losses, liabilities, damages or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable and documented out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third Party Claim, incurred by or asserted against such Company Related Parties as a result of or arising out of (a) the failure of any of the representations or warranties made by such Investor contained in Sections 2.2(a), (e), (f) and (h) to be true and correct (the “Investor Indemnification Representations,” and together with the Company Indemnification Representations, the “Indemnification Representations”), or (b) the breach of any of the covenants of such Investor contained herein to be performed following the Second Closing Date; provided that, in the case of the immediately preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of such representation or warranty as set forth in Section 5.7; provided, further, that, for purposes of determining when an indemnification claim has been made, the date upon which a Company Related Party shall have given written notice (stating in reasonable detail the basis of the claim for indemnification) to such Investor in accordance with the terms and conditions of this Agreement shall constitute the date upon which such claim has been made.

SECTION 5.3 Limitations to Indemnification.

(a) The maximum amount of indemnifiable Losses that may be recovered from the Company or from Investors, collectively, as applicable, shall be an amount equal to the Purchase Price, provided that the maximum amount of indemnifiable Losses that may be recovered from each Investor shall not exceed an amount equal to such Investor’s applicable Purchase Price.

(b) No party hereto shall have any liability for Losses pursuant to Section 5.1 or Section 5.2 for any indirect, consequential, exemplary or punitive damages, except for (i) such damages that are paid to a third party in connection with a Third Party Claim and (ii) consequential or indirect damages that are reasonably foreseeable.

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) no Indemnified Party or any of its Affiliates will be entitled to recover more than one time for any particular Losses under this Agreement and (ii) to the extent an Indemnifying Party has paid any Losses under this Agreement to any Indemnified Party, no other Indemnified Party shall be entitled to recover the same Losses in respect of the claims for which such Losses were paid.

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(d) Each Indemnified Party shall make reasonable efforts to mitigate or minimize all Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder and, if an Indemnified Party fails to use commercially reasonable efforts to so mitigate any indemnifiable Losses under this sentence, the Indemnifying Party that would otherwise have an indemnity obligation hereunder with respect to such Losses shall have no liability for any portion of such Losses that reasonably would have been avoided or mitigated had the Indemnified Party made such efforts.

SECTION 5.4 Indemnification Procedure.

(a) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the party from whom indemnification is sought in accordance with the terms and conditions of this Agreement prior to the expiration of the Survival Period; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification that it may claim in accordance with this Article V unless and to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) Promptly after any Company Related Party or Investor Related Party (in such context, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder from, or the commencement of any action, suit or proceeding by, a person unaffiliated with either party or its respective Affiliates, which claim the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each, a “Third Party Claim”), the Indemnified Party shall give the indemnitor hereunder (in such context, the “Indemnifying Party”) written notice of such Third Party Claim prior to the expiration of the Survival Period identifying the nature and the basis of such Third Party Claim to the extent then known, but failure or delay to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay. The Indemnifying Party shall have the right to assume and control the defense of, and settle, at its own expense and by its own counsel, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith and irrevocably agrees to provide indemnification hereunder, provided, that notwithstanding anything to the contrary in this Section 5.4, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and to the extent the Indemnifying Party has assumed the defense, shall transfer control of such defense to the Indemnified Party) if (i) such Third Party Claim seeks equitable relief or such Third Party Claim involves a criminal action, (ii) the Indemnifying Party shall not have assumed the defense of such Third Party Claim within ten (10) Business Days of receipt of notice of such claim for indemnity or (iii) such Third Party Claim exceeds the Purchase Price. If the Indemnifying Party undertakes to assume and control the defense or settle such Third Party Claim, it shall promptly, and in no event later than ten (10) Business Days after notice of such claim, notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate in good faith with the Indemnifying Party and its counsel in all reasonable respects in the defense thereof or the settlement thereof. Subject to the requirements of applicable Law, any material agreement pursuant to which the Indemnified Party or the Indemnifying Party is bound

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and the applicability of attorney-client privilege, such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. The Indemnifying Party shall bear all reasonable and documented out-of-pocket costs of the Indemnified Party associated with such cooperation by the Indemnified Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense in good faith, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its own expense, to participate in the defense of such asserted liability and any negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has, within ten (10) Business Days of when the Indemnified Party provides written notice of a Third Party Claim, failed to (x) assume the defense or settlement of such Third Party Claim, and (y) notify the Indemnified Party of such assumption, or (B) the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be one or more reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then, in each case, the Indemnified Party shall have the right to select one (1) separate counsel and, upon prompt notice to the Indemnifying Party, to assume such settlement or legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any provision of this Agreement to the contrary, the Indemnifying Party shall not settle any indemnifiable claim hereunder without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not contain any admission of wrongdoing by, the Indemnified Party.

SECTION 5.5 Exclusive Remedy. After the Second Closing Date, the sole and exclusive remedy for any and all Losses related to the breach of any Indemnification Representation or any covenant to be performed following the Second Closing Date shall be the rights of indemnification set forth in this Article V only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by Law. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement shall limit or otherwise shall limit or otherwise restrict a Fraud claim brought by any party hereto or the right to seek specific performance pursuant to Section 7.7.

SECTION 5.6 Tax Matters. All indemnification payments under this Article V shall be treated as adjustments to the Purchase Price for tax purposes, except as otherwise required by applicable Law.

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SECTION 5.7 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall survive for twelve (12) months following the Second Closing Date (the “Survival Period”). All of the covenants or other agreements of the parties contained in this Agreement to be performed on or prior to the Second Closing Date shall terminate on the Second Closing Date. All covenants or agreements of the parties contained in this Agreement to be performed at, as of, or following the Second Closing Date shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

ARTICLE VI

TERMINATION

SECTION 6.1 Termination. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Company and each Investor;

(b) by either the Company or Investors if the Equity Purchase Closing shall not have occurred on or before May 29, 2026; provided, that, at such time, the Company shall have the right to terminate the Merger Agreement pursuant to Section 10.1(b)(i) thereof; provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any party if the failure of such party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing to occur by such date;

(c) by either the Company or Investors, at such date and time as the Merger Agreement is terminated in accordance with its terms, in which case the Company shall promptly notify Investors of such termination of the Merger Agreement; or

(d) by either the Company or Investors if any Governmental Entity shall have issued an injunction or other ruling prohibiting the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents and such injunction or other ruling shall not be subject to appeal or shall have become final and unappealable.

SECTION 6.2 Effect of Termination. In the event of any termination of this Agreement in accordance with Section 6.1, neither party (or any of its Affiliates) shall have any liability or obligation to the other (nor any of its Affiliates) under or in respect of this Agreement, except to the extent of (a) any liability arising from any willful and material breach by such party of its obligations of this Agreement arising prior to such termination, and (b) any Fraud or intentional or willful breach of this Agreement. In the event that this Agreement is terminated under Section 6.1, all further obligations of the parties under this Agreement, other than pursuant to Section 3.3, Section 3.4, this Section 6.2 and Article VII and the definitions of all defined terms appearing in such sections, will be terminated without further liability of any party to any other party.

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ARTICLE VII

DEFINITIONS AND MISCELLANEOUS

SECTION 7.1 Interpretation; Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex, letter and schedule references not attributed to a particular document shall be references to such exhibits, annexes, letters and schedules to this Agreement. In addition, the following terms are ascribed the following meanings:

(a) the word “or” is not exclusive;

(b) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(c) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(d) “Affiliate” of any Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise).

(e) “Ancillary Documents” means the Investor Rights Agreement, the Registration Rights Agreement and each other agreement, document, instrument, schedule or certificate contemplated by this Agreement to be executed by the Company and the Investors or its Affiliates in connection with the transactions contemplated hereunder.

(f) “Beneficial Owner,” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

(g) “Board of Directors” means Board of Directors of the Company.

(h) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City, Orlando, Florida or Dallas, Texas are authorized or required by law to remain closed (other than Lincoln’s Birthday or Election Day, which shall be considered Business Days).

(i) “Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, as filed on September 8, 1997, as amended by that First Certificate of Amendment, dated as of August 27, 1999, as amended by that Second Certificate of Amendment, dated as of December 11, 2020, as amended by that Third Certificate of Amendment, dated as of November 3, 2021, as amended by that Fourth Certificate of Amendment, dated as of November 9, 2021, as amended by that Fifth Certificate of Amendment, dated as of June 15, 2023, as amended by that Sixth Certificate of Amendment, dated as of March 21, 2024, as amended, supplemented, corrected and in effect on the date hereof.

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(j) “Company Reports” means the forms, documents, statements, schedules and reports publicly available, filed with or furnished by the Company to, as applicable, the SEC since January 1, 2023, including any amendments thereto.

(k) “Consents” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, or filing of, with or to any Person.

(l) “Conversant” means, together, Conversant A and Conversant B.

(m) “Equity Purchase” has the meaning set forth in the Merger Agreement.

(n) “Equity Purchase Closing” has the meaning set forth in the Merger Agreement.

(o) “Equity Purchase Effective Time” has the meaning set forth in the Merger Agreement.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Existing Investor Rights Agreement” means the Investor Rights Agreement, dated as of November 3, 2021, by and among the Company, Conversant and Silk Partners, as amended, restated or modified from time to time.

(r) “Existing Registration Rights Agreement” means the Registration Rights Agreement, dated as of November 3, 2021, by and between the Company and Conversant, as amended, restated or modified from time to time.

(s) “First Closing Date” has the meaning set forth in the Merger Agreement.

(t) “Fraud” means knowing and intentional misrepresentation by a party hereto with respect to the making of any representations and warranties set forth in this Agreement.

(u) “Governmental Approvals” means any Consent of, made with or obtained from, any Governmental Entity.

(v) “Governmental Entity” means any nation or government or multinational body, any state, agency, commission, or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government, any stock exchange or self-regulatory entity supervising, organizing and supporting any stock exchange.

(w) “Increased Authorized Share Number” means 100,000,000 shares of Common Stock.

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(x) “Law” or “Laws” means all laws, statutes, ordinances, rules, regulations, binding guidance documents, judgments, injunctions, orders and decrees.

(y) “Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, escheat, encroachment, lien, charge of any kind, option, easement, purchase right, right of first refusal, right of pre-emption, conditional sale agreement, covenant, condition or other similar restriction (including restrictions on transfer) or any agreement to create any of the foregoing.

(z) “NYSE” means New York Stock Exchange.

(aa) “Person” means any individual, corporation, partnership, limited liability company, association or trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(bb) “Requisite Vote” means pursuant to Section 242(d)(2) of the Delaware General Corporation Law, the number of votes cast in favor of the Charter Amendment by the holders of outstanding shares of Common Stock entitled to vote thereon exceeds the number of votes cast by such holders against the Charter Amendment.

(cc) “SEC” means the U.S. Securities and Exchange Commission.

(dd) “Second Closing Date” has the meaning set forth in the Merger Agreement.

(ee) “Second Merger” has the meaning set forth in the Merger Agreement.

(ff) “Second Merger Effective Time” has the meaning set forth in the Merger Agreement.

(gg) “Securities Act” means the Securities Act of 1933, as amended.

(hh) “Silk Partners” means Silk Partners, LP, a New York limited partnership.

(ii) “Subsidiary” or “Subsidiaries” means, with respect to any Person, another Person of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

SECTION 7.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy, facsimile or e-mail (so long as such transmission does not generate an error message or notice of non-delivery, and in the case of e-mail, subject to a non-automated e-mail from the recipient confirming receipt), (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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if to the Company, to:

c/o Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention:  Tabitha Bailey

Email:    tabitha.bailey@sonidaliving.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

New York, New York 10019

Attention:  Beth E. Berg

         Michael P. Heinz

Email:     bberg@sidley.com

      mheinz@sidley.com

if to Investors, to:

c/o Conversant Capital LLC

25 Deforest Avenue

Summit, New Jersey 07901

Attention:  Paul Dumaine

Email:    pdumaine@conversantcap.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention:  John M. Bibona

Email:    john.bibona@friedfrank.com

SECTION 7.3 Amendment; Waiver. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

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SECTION 7.4 Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party; provided, however, that any Investor may, without the prior written consent of the other party, assign its rights, interests and obligations under this Agreement, in whole or in part, to an Affiliate, and, in the event of such assignment, the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned; provided, however, that such assignment shall, without further action by the Company, relieve such Investor of its obligations to purchase Shares and pay the applicable Purchase Price hereunder only (a) to the extent such obligations are assigned to and assumed by such assignee (the “Assigned Purchase Price Payment Obligation”) and (b) if the assignee executes and delivers to the Company a joinder to this Agreement in the form of Exhibit D (the “Joinder”) pursuant to which, the assignee shall (i) make, severally and not jointly with respect to solely itself, each of the representations and warranties provided by such Investor pursuant to Section 2.2 (including Section 2.2(d)) and (ii) assume and agree to perform all of the obligations of such Investor hereunder (except that with respect to obligations of such Investor to purchase Shares and pay the applicable Purchase Price hereunder, such assumption and agreement to perform shall be limited to the Assigned Purchase Price Payment Obligation), it being agreed that thereafter such Investor shall have no liability in respect of assignee’s representations and warranties provided pursuant to Section 2.2. Upon delivery of the Joinder to the Company, Exhibit A shall be updated accordingly.

SECTION 7.5 Applicable Law; Consent to Jurisdiction. This Agreement and any disputes arising out of or relating to this Agreement and the transactions contemplated hereby (whether in contract, tort, or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law principles of the State of Delaware or otherwise that would result in the application of any laws other than the laws of the State of Delaware. The parties hereby (a) irrevocably and unconditionally consent to submit to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby and (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by Law. The parties hereby irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such Designated Court or that any such action, suit or proceeding which is brought in any such Designated Court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.2 shall be deemed effective service of process on such party.

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SECTION 7.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER IN THIS SECTION 7.6.

SECTION 7.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties shall be entitled to, in addition to the other remedies provided herein, specific performance of this Agreement and to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court in the State of Delaware in addition to the other remedies to which such parties are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law.

SECTION 7.8 Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Agreement.

SECTION 7.9 Expenses.

(a) On the Second Closing Date, the Company agrees to pay, reimburse and hold Investors harmless from liability for the payment of all reasonable and documented legal and other out-of-pocket fees and expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated hereby; provided that the maximum amount of all such reimbursable fees, costs and expenses shall not exceed $2,000,000 in the aggregate. An estimate of the fees and expenses of third parties may be paid by checks delivered or wire transfers to such parties on the Second Closing Date by Investors, the amount of such checks or wire transfers being deducted from the aggregate amount to be paid by Investors at the Closing for Shares to be purchased by Investors, as applicable, hereunder.

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(b) In the event that the Merger Agreement is terminated and the Company receives the Company Termination Fee (as defined in the Merger Agreement) pursuant to Section 10.3(b) of the Merger Agreement, the Company shall pay, or cause to be paid, to Investors an aggregate amount equal to fifteen percent (15%) of the amount of the Company Termination Fee by wire transfer of U.S. dollars in immediately available funds to the account specified by Investors to the Company within two (2) Business Days after the receipt of the Company Termination Fee by the Company.

SECTION 7.10 Successors and Assigns. This Agreement shall inure to the benefit of the parties, and shall be binding upon the parties and their respective successors, permitted assigns, heirs and legal representatives.

SECTION 7.11 No Third Party Beneficiaries. Nothing in this Agreement will confer any rights upon any person that is not a party or a successor or permitted assignee of a party to this Agreement; provided, that notwithstanding anything to the contrary in this Agreement (including Section 7.7) or the Merger Agreement, it is acknowledged and agreed that CNL shall have third party beneficiary rights hereunder to an injunction, specific performance, or other equitable remedies to enforce Investors’ obligations to consummate the transactions contemplated by this Agreement only if the following requirements are satisfied: (i) all of the conditions to consummate the transactions contemplated by this Agreement as set forth in Article IV have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at such closing (but subject to such conditions being capable of being satisfied or waived at such closing)), (ii) the Debt Financing (as defined in the Merger Agreement) has been funded in accordance with the terms and conditions thereof, or will be funded in accordance with the terms and conditions thereof at the Equity Purchase Closing, and (iii) CNL has irrevocably confirmed to the Company in writing (and not revoked such notice) that if the Debt Financing is funded and the transactions contemplated by this Agreement are consummated, then the Equity Purchase Closing shall occur.

SECTION 7.12 Entire Agreement. This Agreement, together with the Ancillary Documents, and the Merger Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, statements, representations and warranties, oral or written, express or implied, between the parties and their respective Affiliates, representatives and agents in respect of such subject matter.

SECTION 7.13 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

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SECTION 7.14 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SONIDA SENIOR LIVING, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar Title: Chief Executive Officer & President

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CONVERSANT PIF AGGREGATOR A LP

By: Conversant Private GP LLC, its general partner

By:	/s/ Michael Simanovsky
Name: Michael Simanovsky Title: Managing Member

CPIF SPARTI SAF, L.P.

By: Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name: Michael Simanovsky Title: Managing Member

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name: Michael Simanovsky Title: Managing Member

CPIF K CO-INVEST SPT A, L.P.

By: Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name: Michael Simanovsky Title: Managing Member

[Signature Page to Investment Agreement]

EXHIBIT A

Investors, Number of Shares and Purchase Price

Investor Name	Number of Shares	Purchase Price
Conversant PIF Aggregator A LP	1,592,406	$42,580,936.44
CPIF Sparti SAF, L.P.	1,834,951	$49,066,589.74
Conversant Dallas Parkway (A) LP	87,530	$2,340,552.20
CPIF K Co-Invest SPT A, L.P.	224,829	$6,011,927.46

Total	3,739,716	$100,000,005.84

EXHIBIT B

INVESTORS RIGHTS AGREEMENT

(Attached.)

AGREED FORM

AMENDED AND RESTATED

INVESTOR RIGHTS AGREEMENT

BY AND AMONG

SONIDA SENIOR LIVING, INC.,

SILK PARTNERS, LP,

CONVERSANT DALLAS PARKWAY (A) LP,

CONVERSANT DALLAS PARKWAY (B) LP,

CONVERSANT DALLAS PARKWAY (D) LP,

CONVERSANT DALLAS PARKWAY (F) LP,

CONVERSANT PIF AGGREGATOR A LP,

CPIF SPARTI SAF, L.P.,

AND

CPIF K CO-INVEST SPT A, L.P.

dated as of [___], 2026

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INDEX OF DEFINED TERMS

Affiliate	Section 7(d)
Agreement	Recitals
as-converted basis	Section 7(e)
Backstop Agreement	Recitals
Beneficial Owner	Section 7(f)
Beneficial Ownership	Section 7(f)
Beneficial Ownership Threshold Date	Section 7(g)
Beneficially Own	Section 7(g)
Board of Directors	Section 7(h)
Business Day	Section 7(i)
Bylaws	Section 7(j)
Certificate of Designations	Section 7(k)
Certificate of Incorporation	Section 7(l)
Closing	Recitals
Closing Date	Section 7(m)
Common Stock	Section 7(n)
Company	Recitals
Conversant Investment Agreement	Recitals
Conversant Investors	Recitals
Conversant Parties	Section 1(a)(i)
Conversant PIF	Recitals
Derivative Instruments	Section 7(o)
Designated Court	Section 8(g)
Designated Courts	Section 8(g)
Encumbrance	Section 7(p)
Equity Securities	Section 7(q)
Exchange Act	Section 7(r)
herein	Section 7(c)
hereof	Section 7(c)
hereunder	Section 7(c)
include	Section 6(b)

included	Section 7(b)
includes	Section 6(b)
including	Section 7(b)
Indebtedness	Section 7(s)
Information	Section 6
Investment Agreements	Recitals
Investor	Preamble
Investor A	Recitals
Investor B	Recitals
Investor Board Representative	Section 1(b)
Investor D	Recitals
Investor F	Recitals
Investor Holder	Section 5(b)
NYSE	Section 1(a)(i)
or	Section 7(a)
Original Agreement	Recitals
Original Closing	Recitals
Original Investor Rights Agreement	Recitals
Originals Conversant Investors	Recitals
Person	Section 7(t)
Preemptive Rights Issuance	Section 5(a)
Preemptive Rights Notice	Section 5(b)
Representatives	Section 6
Rights Offering	Recitals
SEC	Section 1(a)(i)
Series A Preferred Stock	Recitals
Silk Investment Agreement	Recitals
Silk Investor	Recitals
Silk Parties	Section 7(u)
Subsidiary	Section 7(v)
Transfer	Section 7(w)
without limitation	Section 7(b)

B-ii

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2026, by and among (i) Sonida Senior Living, Inc., a Delaware corporation (the “Company”), (ii) Silk Partners, LP (the “Silk Investor”), (iii) Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Investor A”), (iv) Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Investor B”), (v) Conversant Dallas Parkway (D) LP, a Delaware limited partnership (“Investor D”), (vi) Conversant Dallas Parkway (F) LP, a Delaware limited partnership (“Investor F”), (vii) Conversant PIF Aggregator A LP, a Delaware limited partnership (“Conversant PIF”), (viii) CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), and (ix) CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with Investor A, Investor B, Investor D, Investor F, Conversant PIF, and CPIF, collectively, the “Conversant Investors”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 7 hereof.

WHEREAS, on October 1, 2021, the Company, Investor A and Investor B (the “Original Conversant Investors”) entered into an Amended and Restated Investment Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original Agreement”), pursuant to which the Original Conversant Investors agreed, subject to the terms and conditions thereof, to purchase and the Company in a private placement agreed to sell, shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Company and shares of Common Stock;

WHEREAS, on October 1, 2021, the Company, the Silk Investor and certain other stockholders of the Company entered into that certain Rights Offering Backstop and Participation Agreement (the “Backstop Agreement”), pursuant to which the Silk Investor agreed, subject to the terms and conditions thereof, to fully participate in, and partially backstop, the rights offering contemplated by the Original Agreement (the “Rights Offering”);

WHEREAS, in connection with the closing of the transactions contemplated by the Original Agreement (the “Original Closing”), on November 3, 2021, the Company, the Silk Investor and the Original Conversant Investors entered into an Investor Rights Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original Investor Rights Agreement”);

WHEREAS, on November 4, 2025, (i) the Company, Conversant PIF, CPIF, Investor A and CPIF K entered into that certain Investment Agreement (the “Conversant Investment Agreement”), and (ii) the Company and the Silk Investor entered into a substantially similar Investment Agreement (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, the “Investment Agreements”), pursuant to which Conversant PIF, CPIF, Investor A, CPIF K and the Silk Investor, as applicable, agreed to purchase, and the Company agreed to sell, additional shares of Common Stock and each party to each Investment Agreement agreed to enter into this Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by the Investment Agreements (the “Closing”), the parties hereto desire to amend and restate the Original Investor Rights Agreement in accordance with Section 8(c) thereof and enter into this Agreement to govern the rights, duties and obligations of the Company, the Silk Investor and Conversant Investors as set forth herein.

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NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Board Matters.

(a) Investor Board Representatives.

(i) For so long as the Conversant Investors together with their Affiliates (the “Conversant Parties”) Beneficially Own at least 20% of the outstanding shares of Common Stock of the Company on an as-converted basis, Investor A shall have the right to designate three (3) designees for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled); provided, that one (1) of such designees shall be required to be “independent” in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) in effect at such time, as determined by the Nominating and Governance Committee of the Board of Directors.

(ii) For so long as the Conversant Parties Beneficially Own less than 20%, but at least 15%, of the outstanding shares of Common Stock of the Company on an as-converted basis, Investor A shall have the right to designate two (2) designees for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(iii) For so long as the Conversant Parties Beneficially Own less than 15% of the outstanding shares of Common Stock of the Company on an as-converted basis and prior to the Beneficial Ownership Threshold Date, Investor A shall have the right to designate one (1) designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(iv) Prior to the Beneficial Ownership Threshold Date, the Silk Investor shall have the right to designate one (1) designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(v) Following the Beneficial Ownership Threshold Date, the rights of the Conversant Investors pursuant to this Section 1(a) shall terminate and Investor A shall not have the right to designate any directors for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to this Agreement. Following the Beneficial Ownership Threshold Date, the rights of the Silk Investors pursuant to this Section 1(a) shall terminate and the Silk Investor shall not have the right to designate any directors for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to this Agreement.

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(b) Effective as of the Closing Date, (i) the Company shall cause [•], [•], [•] and [•] to be elected or appointed to the Board of Directors, to the extent not already on the Board of Directors; (ii) Investor A shall cause [•] and [•] to resign from the Board of Directors (and all committees thereof); and (iii) Silk shall cause [•] to resign from the Board of Directors (and all committees thereof). Commencing as of [•], [[•] and] [•] shall be [a] member[s] of Class I on the Board of Directors, [•] shall be a member of Class II on the Board of Directors and [[•] and] [•] shall be [a] member[s] of Class III on the Board of Directors. For so long a party has the right to designate a designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to Section 1(a) (each, an “Investor Board Representative”), the Company shall cause each Investor Board Representative to be elected or appointed to the Board of Directors (including, to the extent necessary, by expanding the size of the Board of Directors and appointing a number of Investor Board Representatives to the Board of Directors sufficient to maintain the number of Investor Board Representatives set forth in Section 1(a) on the Board of Directors (and, to the extent necessary, calling a special meeting of the Company’s shareholders for the purpose of amending the Company’s Certificate of Incorporation to allow such expansion)), in each case, subject to satisfaction of all applicable requirements under applicable law, the NYSE rules and the Bylaws and Certificate of Incorporation. For so long as the Conversant Parties Beneficially Own at least 5% of the outstanding shares of Common Stock on an as-converted basis, Investor A shall be entitled to designate the chairperson of the Board of Directors, who effective as of the Closing Date shall be [•].

(c) The Company’s obligations to have any Investor Board Representative designated pursuant to Section 1(a) nominated for election or appointed to the Board of Directors will be subject to satisfaction of all legal and governance requirements regarding service as a director of the Company under applicable law, the Bylaws and Certificate of Incorporation and, for all such appointments or elections after the election or appointment of the initial Investor Board Representatives, to the reasonable approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the Nominating and Governance Committee of the Board of Directors. Investor A shall be entitled, for so long as the Conversant Parties Beneficially Own at least 10% of the outstanding shares of Common Stock on an as-converted basis, to designate one (1) independent member of the Nominating and Governance Committee of the Board of Directors in accordance with the applicable rules and regulations of the SEC and the NYSE in effect at such time. If the Nominating and Governance Committee of the Board does so not approve a designee, Investor A or the Silk Investor (as applicable that made such designation) will have the exclusive right to designate a replacement who shall be treated for all purposes as such person’s designee hereunder, subject to the approval process described in this Section 1(c). The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines in effect from time to time.

B-3

(d) So long as Investor A or the Silk Investor has the right to designate an Investor Board Representative to the Board of Directors, members of the Board of Directors other than the Investor Board Representative(s) shall have the exclusive right to designate persons on behalf of the Board of Directors for election at annual stockholders meetings for, or to fill vacancies in, all director positions, other than the Investor Board Representative(s).

(e) Subject to this Section 1, so long as Investor A has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors, the Company shall not, without the prior written approval of Investor A, (i) increase the size of the Board of Directors in excess of nine (9) members or (ii) decrease the size of the Board of Directors if such decrease would require the resignation of an Investor Board Representative nominated by Investor A from the Board of Directors.

(f) The Company will reimburse the Investor Board Representatives for their respective reasonable and documented out-of-pocket expenses incurred in connection with travel to or from and attendance at each meeting of the Board of Directors. Each Investor Board Representative shall be entitled to receive the same director compensation as each other non-executive director of the Board of Directors. Each of Investor A and the Silk Investor agree, upon the Company’s request, to timely provide the Company with accurate and complete information relating to each Investor Board Representative nominated by such party as may be required to be disclosed by the Company under the Exchange Act and the rules and regulations promulgated thereunder.

(g) Notwithstanding any rights to be granted with respect to the Investor Board Representatives hereunder, the Board of Directors may exclude any Investor Board Representative from access to any Board of Directors or committee materials or information or meeting or portion thereof or written consent if the Board of Directors determines, in good faith, including such Investor Board Representative in discussions relating to such determination (but not requiring the affirmative vote of such Investor Board Representative), that such access would reasonably be expected to result in a conflict of interest with the Company; provided, that such exclusion shall be limited to the portion of the Board of Directors or committee material or information and/or meeting or written consent that is the basis for such exclusion and shall not extend to any portion of the Board of Directors or committee material and/or meeting that does not involve or pertain to such exclusion and provided further that such Investor Board Representatives shall not be included in discussions relating to such determination if the Board of Directors is advised by legal counsel that such inclusion would not be appropriate or advisable.

B-4

(h) Subject to Section 1(c), for so long as Investor A or the Silk Investor has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election, the Company and the Nominating and Governance Committee of the Board of Directors shall take such action as is required under applicable law, the rules and regulations in effect at such time of the NYSE or such other market on which the Common Stock is then listed or quoted or under the Bylaws or Certificate of Incorporation to include on the Board of Directors or in the slate of nominees recommended by the Board of Directors such person nominated pursuant to Section 1. The Company shall use its reasonable best efforts to have the Investor Board Representatives elected as directors of the Company and the Company shall solicit proxies for such persons to the same extent as it does for any of its other nominees to the Board of Directors.

(i) For so long as Investor A or the Silk Investor has the right to designate an Investor Board Representative, in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of an Investor Board Representative, Investor A or the Silk Investor (as applicable) may designate another individual to be elected to fill the vacancy created thereby, and the Company hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same.

(j) So long as Investor A or the Silk Investor has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors, any transaction, agreement, contract or other arrangement (including without limitation, with respect to Investor A, any mandatory conversion pursuant to Section 7 of the Certificate of Designations and any optional redemption of the Series A Preferred Stock pursuant to the Certificate of Designations) by and among the Company or any of its Subsidiaries, on the one hand, and any the Conversant Investors or the Silk Investor or their respective Affiliates, on the other hand, shall solely require the approval of a majority of the independent and disinterested directors (which, for the avoidance of doubt, in the case of Investor A may include any Investor Board Representative designated by the Silk Investor and in the case of the Silk Investor may include any Investor Board Representatives designated by Investor A). Investor A and the Silk Investor shall notify and fully inform the full Board of Directors of any actual or potential conflict of interest that arises due to any such proposed transaction, agreement, contract or other arrangement with such party or its Affiliates.

(k) In the event that Investor A or the Silk Investor ceases to have the right to designate a director pursuant to Section 1(a) (or the number of directors which Investor A has the right to designate is reduced in accordance with the terms of Section 1(a)), any applicable Investor Board Representative will not be required to resign (and Investor A or the Silk Investor (as applicable) will not be required to cause them to resign), and such Investor Board Representative shall continue to serve until the next regularly scheduled annual stockholders meeting at which directors are to be elected, and the related rights, including pursuant to Section 1(d), shall continue to apply until such time. All obligations of the Company pursuant to this Section 1 relating to any such Investor Board Representative shall not apply to such election or at any time thereafter.

2. No Transfer Restrictions. As of the date hereof, none of the Equity Securities issued by the Company and held by Investors are subject to any restrictions on transfer pursuant to an agreement with the Company.

3. Standstill

B-5

(a) For a period of eighteen (18) months from the date of this Agreement, each Conversant Investor and the Silk Investor shall not, and shall cause its Affiliates not to, directly or indirectly:

(i) effect or seek, offer or propose to effect, or announce any intention to effect or cause or participate in (A) any shareholder proposal to be considered by the stockholders of the Company or take any action to nominate any person for membership on the Board of Directors (other than an Investor Board Representative), or take any action to remove any director (other than an Investor Board Representative) from the Board of Directors of the Company or to change the composition of the Board of Directors of the Company or (B) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote, or seek to influence any Person with respect to the voting of, shares of Common Stock, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to Common Stock; provided, that the foregoing shall not restrict such Conversant Investor’s or Silk Investor’s right to vote its Common Stock in its sole discretion or any Investor Board Representative from acting in such Investor Board Representative’s capacity as a member of the Board of Directors (or any committee thereof); or

(ii) initiate or propose a call for any special meeting of the Company’s shareholders.

4. Consent Rights. So long as the Conversant Parties Beneficially Own at least 15% of the outstanding shares of Common Stock on an as-converted basis, the Company shall not, without the prior approval or written consent of Investor A (such approval or consent not to be unreasonably withheld, conditioned or delayed):

(a) materially change the principal business of the Company, enter into new lines of business or exit the Company’s current line of business;

(b) enter into an agreement with respect to, or consummate, any acquisition (whether by merger, stock purchase, asset purchase or otherwise) of another business or Person involving the payment, contribution or assignment by or to the Company or its subsidiaries of money or assets in an amount exceeding $10,000,000;

(c) with respect to the Company only, issue Equity Securities of the Company that, assuming full conversion or exercise of convertible and exercisable securities, would represent in the aggregate either (i) a value equal to or greater than 20% of the Company’s outstanding shares of Common Stock on an as-converted basis as of the date of the Original Investor Rights Agreement or (ii) a number of shares of Common Stock equal to or greater than 20% of the number of shares of Common Stock outstanding on an as-converted basis as of the date of the Original Investor Rights Agreement;

(d) sell or otherwise Transfer Equity Securities of any Subsidiary of the Company to a Person other than the Company or a wholly owned Subsidiary of the Company and with respect to any Subsidiary of the Company, issue or sell any Equity Securities of such Subsidiary to a Person other than the Company or a wholly owned Subsidiary of the Company;

B-6

(e) enter into an agreement with respect to (or otherwise consummate) a Change of Control (as defined in the Certificate of Designations);

(f) consummate any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company or file a petition under bankruptcy or insolvency law;

(g) purchase or redeem or make any distribution or declare any dividend on Equity Securities of the Company or any of its Subsidiaries ranking junior to the Series A Preferred Stock other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock or in which the Series A Preferred Stock participates pursuant to the Certificate of Designations, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases or redemptions if at such time any accrued dividends on the Series A Preferred Stock have been paid in full in cash;

(h) other than refinancings of existing Indebtedness on substantially the same commercial terms, for any given calendar year, incur Indebtedness such that the aggregate amount of Indebtedness of the Company and its Subsidiaries immediately after such incurrence is in excess of 105% of the aggregate amount of Indebtedness of the Company and its Subsidiaries in the prior year as of December 31; and

(i) with respect to the Company only, authorize, create, classify, reclassify or issue any Parity Stock (as defined in the Certificate of Designations), any additional shares of Series A Preferred Stock (other than as contemplated by the Original Investment Agreement) or Senior Stock (as defined in the Certificate of Designations).

5. Preemptive Rights.

(a) So long as the Conversant Parties Beneficially Own at least 14.9% of the outstanding shares of Common Stock on an as-converted basis, each Conversant Investor will have the preemptive rights set forth in this Section 5 with respect to any issuance of any Equity Securities that are issued after the date hereof (any such issuance, other than those described in clauses (i) through (vi) below, a “Preemptive Rights Issuance”), except for (i) issuances of any shares of Common Stock or options or rights to purchase such shares or other form of equity-based or equity-related awards (including restricted stock units) to employees (or prospective employees who have accepted an offer of employment), directors or consultants, or pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs in effect as of the Closing Date, or thereafter adopted by the Board of Directors, (ii) issuances of securities pursuant to any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or any other direct or indirect acquisition by the

B-7

Company, whereby the Company’s securities comprise, in whole or in part, the consideration paid by the Company in such transaction, which transaction has been approved by the Board of Directors and, to the extent then applicable, approved by Investor A in accordance with Section 4, (iii) issuances of shares of Common Stock upon conversion or exercise of any preferred stock, option or Derivative Instrument, in each case, outstanding as of the Closing Date or if issued after the Closing Date, were either exempt from Investor A’s rights under this Section 5(a) or were offered to the Conversant Investors in accordance with this Section 5, (iv) by reason of a dividend, stock split or other distribution of Common Stock, (v) issuances of any shares of Series A Preferred Stock pursuant to the terms of the Original Agreement (including issuances of Common Stock upon conversation of such shares of Series A Preferred Stock in accordance with the Certificate of Designations), or (vi) issuances of any Equity Securities with respect to which Investor A waives in writing the rights of all of the Conversant Investors pursuant to this Section 5.

(b) If the Company at any time, or from time to time, effects a Preemptive Rights Issuance, the Company shall give prompt written notice to the Conversant Investors and each of their Affiliates party to this Agreement that holds any Equity Securities of the Company (each, an “Investor Holder”) (but in no event later than ten (10) days prior to such issuance), which notice shall set forth the number and type of the securities to be issued, the issuance date, the offerees or transferees, the price per security, and all of the other terms and conditions of such issuance, which shall be deemed updated by delivery of the final documentation for such issuance to the Conversant Investors. Each Investor Holder may, by written notice to the Company (a “Preemptive Rights Notice”) delivered no later than ten (10) days after receipt of the Preemptive Rights Notice, elect to purchase a number of securities specified in such Preemptive Rights Notice (which number may be any number up to but not exceeding the number of securities which, if divided by the sum of (i) such number of securities plus (ii) the number of securities issued in such Preemptive Rights Issuance, would represent a percentage that is equal to (A) the aggregate number of shares of Common Stock (on an as-converted basis if applicable) that such Investor Holder owns immediately prior to such Preemptive Rights Issuance, divided by (B) the total number of shares of Common Stock then outstanding on an as-converted basis), on the same terms and conditions as such Preemptive Rights Issuance (it being understood and agreed that the price per security that the Investor Holders shall pay shall be the same as the price per security set forth in the Preemptive Rights Notice); provided, that any Investor Holder shall not be entitled to acquire any such shares of Common Stock to the extent the issuance of such Common Stock to such Investor Holder would require approval of the stockholders of the Company pursuant to the rules and listing standards of NYSE, in which case the Company may consummate the proposed issuance prior to obtaining approval of the stockholders of the Company (subject to compliance by the Company with Section 5(d)). If an Investor Holder exercises its preemptive rights hereunder with respect to such Preemptive Rights Issuance, the Company shall (or shall cause such Subsidiary to) issue to such Investor Holder (or its designated Affiliate(s)) the number of securities specified in such Preemptive Rights Notice promptly thereafter (and provided that, if such Investor Holder shall have so notified the Company at least three Business Days prior to the issuance date set forth in the Company’s notice, at such Investor Holder’s election such purchase and sale shall occur on the same date as, or substantially concurrently with, the Preemptive Rights Issuance).

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(c) The election by any Investor Holder not to exercise its preemptive rights hereunder in any one instance shall not affect its right as to any future Preemptive Rights Issuances.

(d) Notwithstanding anything to the contrary in this Agreement, in the event that any Investor Holder exercises its preemptive rights pursuant to this Section 5 and the purchase or issuance of such securities would require the Company to obtain approval of its stockholders pursuant to the listing rules of the NYSE or such national securities exchange that the Common Stock is listed upon, if any, the Company and the Investor Holder will use their respective commercially reasonable efforts to negotiate in good faith the terms of any such transaction, including without limitation the terms of any securities of the Company issued pursuant to such transaction to the Investor Holder, such that the issuance to the Investor Holder would not require such stockholder approval while providing the Investor Holder and/or its Affiliates with substantially similar benefits and rights of such securities issued in the Preemptive Rights Issuance.

6. Confidentiality. Each Conversant Investor and the Silk Investor will hold, and will cause its respective Affiliates and their respective directors, managers, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any reasonably necessary regulatory approval, examination or inspection or unless disclosure is requested or required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure to the extent legally permitted), all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company furnished to such party by or on behalf of the Company or its representatives (except to the extent that such information (a) was previously known by such party from other sources, provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party in relation to such information, (b) becomes available to the public through no violation of this Section 6 by such party, (c) is later lawfully acquired from other sources by the party to which it was furnished, or (d) is independently developed without use of or reference to the Information), and neither party hereto shall release or disclose such Information to any other Person, except its directors, officers, employees, members, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) (it being understood that each Conversant Investor and the Silk Investor will be responsible for any breach of the terms of this Section 6 by any of its Representatives). Nothing herein shall prevent any Conversant Investor, the Silk Investor or any of their respective Affiliates which is a private equity or other investment fund from making customary disclosures to its current, future or potential investors, in each case so long as the recipient of such information is subject to a written confidentiality agreement, policy or obligation. Each Conversant Investor and the Silk Investor confirms that it is aware and that its Representatives have been advised that the United States securities laws prohibit any Person who has material non-public information about a company from purchasing or selling securities of such company on the basis of such information or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may purchase or sell such securities.

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7. Interpretation; Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex, letter and schedule references not attributed to a particular document shall be references to such exhibits, annexes, letters and schedules to this Agreement. In addition, the following terms are ascribed the following meanings:

(a) the word “or” is not exclusive.

(b) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation.”

(c) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.

(d) “Affiliate” of any Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person; provided, however, that for purposes of this Agreement, the Company and its Subsidiaries shall not be deemed to be Affiliates of any of the Conversant Parties or the Silk Parties. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise).

(e) “as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion of the Series A Preferred Stock and conversion, exchange or exercise of any other security convertible into or exchangeable or exercisable for Common Stock, whether or not the Series A Preferred Stock or other convertible, exchangeable or exercisable security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

(f) “Beneficial Owner,” “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

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(g) “Beneficial Ownership Threshold Date” means (i) on or prior to the date of the Company’s 2029 annual meeting of stockholders, the date on which the Conversant Parties or the Silk Parties, as applicable, Beneficially Own less than the lesser of (A) 4% of the outstanding shares of Common Stock of the Company on an as-converted basis or (B) [•]1 shares of Common Stock (proportionately adjusted for any subdivision or combination of Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise occurring after the Closing Date) and (ii) following the date of the Company’s 2029 annual meeting of stockholders, the date on which the Conversant Parties or the Silk Parties, as applicable, Beneficially Own less than 5% of the outstanding shares of Common Stock of the Company on an as-converted basis.

(h) “Board of Directors” mean the Board of Directors of the Company.

(i) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law to remain closed (other than Lincoln’s Birthday or Election Day, which shall be considered Business Days).

(j) “Bylaws” mean the Second Amended and Restated Bylaws of the Company, as modified by that certain First Amendment, effective as of November 15, 2021, and by that certain Second Amendment, effective as of March 26, 2024, and as may be further amended from time to time.

(k) “Certificate of Designations” means the Certificate of Designation, Preferences and Rights, filed with the Secretary of State of the State of Delaware with respect to the Series A Preferred Stock on November 3, 2021, as may be amended from time to time in accordance with applicable law, this Agreement and the terms thereof.

(l) “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as modified by the Certificate of Amendment dated August 27, 1999, the Certificate of Amendment dated December 11, 2020, the Certificate of Amendment dated November 3, 2021, the Certificate of Amendment dated November 9, 2021, the Certificate of Amendment dated June 15, 2023 and the Certificate of Amendment dated March 21, 2024, and as may be further amended from time to time in accordance with applicable law, the Certificate of Designations and this Agreement.

(m) “Closing Date” means [•].

(n) “Common Stock” means the Common Stock of the Company, par value $0.01 per share.

(o) “Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such derivative security conveys any voting rights in any Equity Security, (ii) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Security or (iii) other transactions that hedge the value of such derivative security.

[1]	To equal the number of shares of Common Stock held by the Silk Parties on the Closing Date.

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(p) “Encumbrance” means any mortgage, commitment, transfer restriction, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, executorial attachment, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

(q) “Equity Securities” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of a corporation, and securities convertible into or exchangeable for any equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(s) “Indebtedness” means, with respect to any Person, without duplication (i) any indebtedness of such Person for borrowed money; (ii) any other indebtedness of such Person that is evidenced by a note, bond, debenture or similar instrument; (iii) all obligations of such Person under any financing leases; (iv) all liabilities secured by any Encumbrance on any real property owned by such Person even though such Person has not assumed or otherwise become personally liable for the payment thereof; (v) any obligation under any factoring, securitization or other similar facility or arrangement; (vi) any reimbursement obligation with respect to drawn letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities; (vii) any obligation issued or assumed as the deferred purchase price of property; (viii) all net obligations of such Person under interest rate, commodity, foreign currency and financial markets swaps, options, futures and other hedging obligations; and (ix) all guaranties of such Person in respect of Indebtedness of others.

(t) “Person” means any individual, corporation, partnership, limited liability company, association or trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(u) “Silk Parties” means the Silk Investor together with its Affiliates.

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(v) “Subsidiary” means, with respect to any Person, another Person of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

(w) “Transfer” means (i) any direct or indirect sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), of any Equity Security or (ii) to enter into any Derivative Instrument, swap or any other contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Equity Security, whether any such Derivative Instrument, swap, contract, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, no Transfer of any direct or indirect membership, partnership or other equity interest in a Conversant Investor or any of its Affiliates shall be deemed to be a Transfer of all or any portion of any Equity Securities of the Company held by such Person; provided, in each case, after such Transfer of any direct or indirect membership, partnership or other equity interest in such Conversant Investor or any of its Affiliates, such Conversant Investor or Affiliate shall remain an Affiliate of Conversant Capital LLC.

8. Miscellaneous.

(a) Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (i) on the date of delivery if delivered personally or electronic mail (so long as such transmission does not generate an error message or notice of non-delivery), (ii) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (iii) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention:  Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

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New York, New York 10019

Attention:  Beth E. Berg

      Michael P. Heinz

Email: bberg@sidley.com

   mheinz@sidley.com

if to Investors, to:

c/o Conversant Capital LLC

25 Deforest Avenue

Summit, New Jersey 07901

Attention:  Paul Dumaine

      Robert Grove

Email: pdumaine@conversantcap.com

rgrove@conversantcap.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention:  John M. Bibona

Email: john.bibona@friedfrank.com

if to the Silk Investor, to:

Silk Partners, LP

810 Seventh Avenue, 28th Floor

New York, New York 10019

Attention: Shmuel Lieberman

Email: slieberman@gfinv.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph Shenker

Email: shenkerj@sullcrom.com

(b) Entire Agreement; Effectiveness. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof. This Agreement shall be automatically effective as of the Closing, without further action by any party hereto. If the Conversant Investors Investment Agreement is terminated for any reason, then this Agreement shall be void and of no force and effect.

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(c) Amendment; Waiver. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d) Assignment. This Agreement shall benefit and bind the respective transferees, successors and permitted assigns of the parties. Neither this Agreement, nor any of the rights, interests or obligations hereunder shall be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of Investor A (not to be unreasonably withheld, conditioned or delayed). Any purported assignment or other Transfer without such consent shall be void and unenforceable. The Conversant Investors, together, may assign all, but not less than all, of their rights, benefits and obligations hereunder in connection with a Transfer of a majority of the aggregate of the Series A Preferred Stock (or any shares of Common Stock issued upon conversion thereof) and Common Stock owned as of the Original Closing upon written notice to the Company. Upon any Transfer by the Conversant Investors of all of their rights, benefits and obligations hereunder, any reference to “Investor A” or “Conversant Investor,” as applicable (including as used in this Section 8(d)), shall refer to such transferee and the Conversant Investors shall cease to have any rights under this Agreement. Notwithstanding anything else to the contrary in this Agreement, with written notice to the Company, the Conversant Investors may at any time assign the rights of Investor A pursuant to Section 1 and Section 4 to any other Conversant Investor and upon any such assignment, any reference to “Investor A” shall refer to such other Conversant Investor.

(e) Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties. Notwithstanding anything to the contrary in this Agreement, to the extent that the NYSE or any other national securities exchange on which the Company’s securities are listed, requests the modification of any provision of Section 1(a) or Section 1(c) to allow the Company to comply with rules of or listing standards for the NYSE or any other national securities exchange on which the Company’s securities are listed, the parties hereto will cooperate in good faith to modify such provision to the extent necessary to comply with such rule or listing standard.

(f) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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(g) Applicable Law; Consent to Jurisdiction. This Agreement and any disputes arising out of or relating to this Agreement and the transactions contemplated hereby (whether in contract, tort or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law principles of the State of Delaware or otherwise that would result in the application of any laws other than the laws of the State of Delaware. The parties hereby (a) irrevocably and unconditionally consent to submit to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby and (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by Law. The parties hereby irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such Designated Court or that any such action, suit or proceeding which is brought in any such Designated Court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8 shall be deemed effective service of process on such party.

(h) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER IN THIS SECTION 8(h).

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(i) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

* * * * *

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

SONIDA SENIOR LIVING, INC.

By:
Name: Title:

[Signature Page to A&R Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (D) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to A&R Investor Rights Agreement]

CONVERSANT DALLAS PARKWAY (F) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT PIF AGGREGATOR A LP

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF SPARTI SAF, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF K CO-INVEST SPT A, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to A&R Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SILK PARTNERS, LP

By:
Name:
Title:

[Signature Page to A&R Investor Rights Agreement]

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

(Attached.)

AGREED FORM

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2026, by and among (i) Sonida Senior Living, Inc., a Delaware corporation (the “Company”), (ii) Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Investor A”), (iii) Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Investor B”), (iv) Conversant Dallas Parkway (D) LP, a Delaware limited partnership (“Investor D”), (v) Conversant Dallas Parkway (F) LP, a Delaware limited partnership (“Investor F” ), (vi) Conversant PIF Aggregator A LP, a Delaware limited partnership (“Conversant PIF”), (vii) CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), (viii) CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with Investor A, Investor B, Investor D, Investor F, Conversant PIF and CPIF collectively, the “Conversant Investors”), and (ix) Silk Partners, LP, a New York limited partnership (“Silk”) and PF Investors, LLC, a New York limited liability company (“PF Investor”) and together with Silk, the “Silk Investors”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 13 hereof.

Background

A. On November 3, 2021, the Company, Investor A and Investor B entered into that certain Registration Rights Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original RRA”), pursuant to which the Company granted certain registration rights in respect of the Company securities directly or indirectly acquired by the Conversant Investors and Silk pursuant to that certain Amended and Restated Investment Agreement by and among the Company, Investor A and Investor B, dated as of October 1, 2021 (the “Original Investment Agreement”);

B. On June 29, 2023, Investor A and Investor B entered into an Equity Commitment Agreement with the Company in exchange for the issuance by the Company of 67,500 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) to Investor A and Investor B, as a commitment fee, and pursuant to which Investor A and Investor B purchased an additional 1,000,000 shares of the Common Stock (collectively, the “June 2023 Shares”);

C. On February 1, 2024, Investor A, Investor B and the Silk Investors, among other investors, entered into a Securities Purchase Agreement with the Company, pursuant which (i) Investor A and Investor B collectively purchased 3,157,895 shares of Common Stock, and (ii) the Silk Investors collectively purchased 1,578,948 shares of Common Stock (collectively, the “February 2024 Shares”);

D. On August 19, 2024, (i) Investor A, Investor B and Conversant PIF collectively purchased 1,850,000 shares of Common Stock, and (ii) the Silk Investors collectively purchased 250,000 shares of Common Stock, in each case, in a public offering of 4,300,000 shares of Common Stock (collectively, the “August 2024 Shares”);

E. In October 2024, Conversant PIF purchased an aggregate of 161,666 shares of Common Stock pursuant to market purchases of (i) 9,564 shares of Common Stock on October 14, 2024, (ii) 15,927 shares of Common Stock on October 15, 2024, (iii) 8,957 shares of Common Stock on October 16, 2024, and (iv) 127,218 shares of Common Stock on October 15, 2024 (collectively, the “October 2024 Shares”);

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F. In January 2025, Conversant PIF purchased an aggregate of 42,111 shares of Common Stock pursuant to market purchases of (i) 15,000 shares of Common Stock on January 8, 2025, and (ii) 27,111 shares of Common Stock on January 10, 2025 (collectively, the “January 2025 Shares”);

G. On November 4, 2025, (i) the Company, Conversant PIF, CPIF, Investor A and CPIF K entered into that certain Investment Agreement (the “Conversant Investment Agreement”), and (ii) the Company and Silk entered into a substantially similar Investment Agreement (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, the “Investment Agreements”), pursuant to which, Conversant PIF, CPIF, Investor A, CPIF K and the Silk Investor, as applicable, agreed to purchase, and the Company agreed to sell, additional shares of Common Stock and each party to the Investment Agreements agreed to enter into this Agreement; and

H. In connection with the closing of the transactions contemplated by the Investment Agreements, the parties hereto hereby amend and restate the Original RRA in accordance with Section 14(d) as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Resale Shelf Registration Rights.

(a) Registration Statement Covering Resale of Registrable Securities. As soon as reasonably practicable following the date hereof and no later than [•]1, 2026, the Company shall prepare and file with the Commission a Registration Statement on Form S-3 (or any equivalent or successor form) under the Securities Act (or to the extent the Company is ineligible to use Form S-3 or any equivalent or successor form or forms, on Form S-1 or any comparable or successor form) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 registering the resale from time to time by the Investor Parties of all of the Registrable Securities held by the Investor Parties (the “Resale Shelf Registration Statement”). The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to become effective as soon as practicable after the filing thereof and to keep the Resale Shelf Registration Statement (and any successor Resale Shelf Registration Statement) continuously effective, and to supplement and amend the Resale Shelf Registration Statement to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, to ensure that another Registration Statement is available (which replacement Registration Statement shall be deemed a Resale Shelf Registration Statement), under the Securities Act at all times until the earlier of (i) the date when all of the Registrable Securities covered by such Resale Shelf Registration Statement have been sold, and (ii) the later of the date on which (A) each Investor Party is able to sell the Registrable Securities without restriction (including any volume limitation) pursuant to Rule 144 promulgated under the Securities Act, and (B) each participating Investor Party together with its Affiliates

[1]	To be the date that is three months after the closing date of the transactions under the Investment Agreements.

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collectively beneficially own less than ten percent (10%) of the outstanding shares of Common Stock on an as-converted basis (such period the “Effectiveness Period”). The Resale Shelf Registration Statement shall contain a Prospectus in such form as to permit the Investor Parties to sell such Registrable Securities pursuant to Rule 415 (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to the provisions of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Investor Parties including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering. During the Effectiveness Period, the Company will use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Resale Shelf Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable.

(b) The Company shall use commercially reasonable efforts to, as promptly as practicable during the Effectiveness Period:

(i) if required by applicable law, file with the Commission a post-effective amendment to the Resale Shelf Registration Statement or prepare and, if required by applicable law, file a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document necessary to cause the Resale Shelf Registration Statement to include all Registrable Securities held by Investor Parties having the right to include Registrable Securities therein and to permit the holders of Registrable Securities to deliver such prospectus to purchasers of Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Resale Shelf Registration Statement, use its commercially reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable;

(ii) provide the holders of Registrable Securities with copies of any documents filed pursuant to Section 1(b)(i) above for a reasonable period of time prior to such filing, and use commercially reasonable efforts to address in each such document when so filed with the Commission such comments as such holder of the Registrable Securities reasonably shall propose prior to the filing thereof; and

(iii) notify the holders of Registrable Securities as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 1(b)(i) above.

(c) If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use its commercially reasonable efforts to as promptly as is practicable to cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of (i) any order suspending the effectiveness of the Resale Shelf Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction) and shall use its commercially reasonable

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efforts to as promptly as is practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness or other suspension in respect of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Resale Shelf Registration Statement”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the holders thereof of all securities that are Registrable Securities as of the time of such filing. If a Subsequent Resale Shelf Registration Statement is filed, it shall be deemed to be a “Resale Shelf Registration Statement” for all purposes of this Agreement and the Company shall use its commercially reasonable efforts to (a) cause such Subsequent Resale Shelf Registration Statement to become effective under the Securities Act as promptly as is practicable after the filing thereof (it being agreed that the Subsequent Resale Shelf Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) if Rule 462(e) is then available to the Company for the resale of the Registrable Securities) and (b) keep such Subsequent Resale Shelf Registration Statement continuously effective until the end of the Effectiveness Period. Any such Subsequent Resale Shelf Registration Statement shall be a registration statement on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Resale Shelf Registration Statement shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by the Investor Parties in accordance with any method of distribution elected by the Investor Parties.

(d) A Registration effected pursuant to this Section 1 shall not be counted as a Demand Registration or Takedown Demand effected pursuant to Section 2.

2. Demand Registrations.

(a) Requests for Registration. Subject to the terms and conditions of this Agreement, if the Resale Shelf Registration Statement is not available, each of (i) the Conversant Investors, and (ii) the Silk Investors may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-3 (including a shelf registration pursuant to Rule 415) or any similar short-form registration statement, including an automatic shelf registration statement (as defined in Rule 405) (an “Automatic Shelf Registration Statement”), if available to the Company (a “Short-Form Registration”) or, if Form S-3 is not available, on Form S-1 or other long-form registration statement (a “Long-Form Registration”) in accordance with Section 2(c) and Section 2(b) below (any such request pursuant to this Section 2(a) is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (and with respect to any Demand Registration, the Investor Party making such demand for registration being referred to as the “Registration Initiating Investor Party”)). The Company shall effect any such Demand Registration as soon as reasonably practicable after delivery of such Demand Registration Request and, in any event, the Company shall be required to make the initial filing of the Registration Statement within 60 days following receipt of the Registration Initiating Investor Party’s Demand Registration Request in the case of a Short-From Registration or within 90 days following receipt of the Registration Initiating Investor Party’s Demand Registration Request in the case of a Long-Form Registration. Any Demand Registration Request shall specify the approximate number of Registrable Securities requested to be registered by the Registration Initiating Investor Party and the intended method of distribution. Following receipt of a Demand Registration Request in accordance with this Section 2(a), the Company shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act as promptly as practicable after the filing thereof (if such Registration Statement is not an Automatic Shelf Registration Statement).

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(b) Short-Form Registrations. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form registration. For so long as the Company is subject to the reporting requirements of the Exchange Act, the Company shall use its reasonable best efforts to make Short-Form Registrations available for the offer and sale of Registrable Securities. If the Company is qualified to and, pursuant to the request of any Investor Party, has filed with the Commission a registration statement under the Securities Act on Form S-3 pursuant to Rule 415 (a “Shelf Registration”), (i) if the Company is a WKSI at the time of any such request, then the Company shall use its reasonable best efforts to cause such Shelf Registration to be an Automatic Shelf Registration Statement, and (ii) once effective, the Company shall cause such Shelf Registration to remain effective (including by filing a new Shelf Registration, if necessary) until the expiration of the Effectiveness Period. If for any reason the Company ceases to be a WKSI or becomes ineligible to utilize Form S-3, the Company shall prepare and file with the Commission a registration statement or registration statements on such form that is available for the sale of Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as practicable after the filing thereof and to remain effective (including by filing a new registration statement, if necessary) until the expiration of the Effectiveness Period.

(c) Number of Demand Registrations. The (i) Conversant Investors may request an aggregate of two (2) Short-Form Registrations, or if not available, two (2) Long-Form Registrations, and (ii) the Silk Investors may request an aggregate of one (1) Short-Form Registration, or if not available, one (1) Long-Form Registration. For purposes of the calculating the foregoing limitations, a registration shall count as a Demand Registration only if:

(i) the registration has been declared or ordered effective and not been suspended, withdrawn or terminated (including due to expiration) prior to sale of all of the Registrable Securities covered by such Demand Registration; and

(ii) with respect to an underwritten Demand Registration, the Applicable Approving Party is able to include in such Demand Registration at least eighty percent (80%) of the Registrable Securities initially proposed to be included by Applicable Approving Party in such Demand Registration.

The Company shall not be obligated to effect, or to take any action to effect, any Demand Registration unless the aggregate market price of the Registrable Securities requested to be registered or included in the registration or demand exceeds $10.0 million at the time of request.

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3. Resale Registration Statement, Demand Registrations, and Shelf Takedowns: Process.

(a) Shelf Takedowns. At any time when the Resale Shelf Registration Statement or a Shelf Registration for the sale or distribution by any Investor Party on a delayed or continuous basis pursuant to Rule 415, including by way of an underwritten offering, Underwritten Block Trade or other distribution plan (each, a “Resale Shelf Registration”) is effective and its use has not been otherwise suspended by the Company in accordance with the terms of Section 3(f) below, upon a written demand (a “Takedown Demand”) by any Investor Party (the “Takedown Initiating Investor Party”) if it is a Shelf Participant holding Registrable Securities at such time, the Company will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of such Resale Shelf Registration (a “Takedown Offering”). Any Takedown Demand shall specify the approximate number of Registrable Securities requested to be sold by the Takedown Initiating Investor Party and the intended method of distribution.

(b) Number of Takedown Demands. The Investor Parties may request an aggregate of four (4) Takedown Demands within any twelve (12) month period; provided, that the Company shall not be obligated to effect, or to take any action to effect, any Takedown Demand or Takedown Offering unless the aggregate market price of the Registrable Securities requested to be sold or included in the demand or offering exceeds $10.0 million at the time of request.

(c) Underwritten Block Trade. If an Investor Party wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration (through a take-down from an already effective Resale Shelf Registration Statement or Shelf Registration), then such Investor Party shall notify the Company of the Underwritten Block Trade not less than five (5) Business Days prior to the date such offering is to commence, and the Company shall as expeditiously as possible, but subject to Section 3(d), use its reasonable best efforts to facilitate such Underwritten Block Trade (which may close as early as two (2) Business Days after the date it commences); provided, however, that the Investor Party requesting such Underwritten Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

(d) Notification of Demand Request and Takedown Demand.

(i) Promptly upon receipt of a Demand Registration Request from the Registration Initiating Investor Party pursuant to Section 2(a) (but in no event more than two (2) Business Days thereafter), the Company shall deliver a written notice (a “Demand Exercise Notice”) of any such Demand Registration Request to each other Investor Party and the Demand Exercise Notice shall offer such Investor Party the opportunity to include in the Demand Registration such number of Registrable Securities held by such Investor Party as each such Person may request in writing within ten (10) Business Days after the date that the Demand Exercise Notice was delivered (or five (5) Business Days if, at the request of the Registration Initiating Investor Party, the Company states in the Demand Exercise Notice or gives telephonic notice (it being understood that a voicemail message shall not be deemed to be notice) to all other Investor Parties, with written confirmation to follow promptly thereafter, that such registration will be on a Form S-3. Subject to Section 3(e), the Company shall include in the Demand Registration all such Registrable Securities with respect to which the Company has received written requests from such other Investor Parties for inclusion therein prior to the specified deadline for inclusion.

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(ii) Promptly upon receipt of a Takedown Demand from the Takedown Initiating Investor Party pursuant to Section 3(a) (but in no event more than two (2) Business Days thereafter (or such shorter period as may be reasonably requested in connection with an Underwritten Block Trade)) for any Takedown Offering, the Company shall deliver a notice (a “Takedown Exercise Notice”) to each other Investor Party with Registrable Securities covered by the applicable Registration Statement, or to all other Investor Parties if such Registration Statement is undesignated (each a “Potential Takedown Participant”). The Takedown Exercise Notice shall offer each such Potential Takedown Participant the opportunity to include in any Takedown Offering such number of Registrable Securities as each such Potential Takedown Participant may request in writing. The Company shall include in the Takedown Offering all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within two (2) Business Days (or such shorter period as may be reasonably requested in connection with an Underwritten Block Trade) after the date that the Takedown Exercise Notice has been delivered. Any Potential Takedown Participant’s request to participate in a Takedown Offering shall be binding on the Potential Takedown Participant. Notwithstanding the delivery of any Takedown Exercise Notice pursuant to this Section 3(d)(ii), all determinations as to whether to complete any Takedown Offering and as to the timing, manner, price and other terms of any Takedown Offering contemplated by Section 3(a) shall be determined by the Takedown Initiating Investor Party.

(e) Priority on Demand Registrations and Takedown Offerings. The Company shall not include in any Demand Registration or Takedown Offering that is an underwritten offering any securities that are not Registrable Securities without the prior written consent of the managing underwriters. If a Demand Registration or a Takedown Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Applicable Approving Party, the Company shall include in such offering prior to the inclusion of any securities which are not Registrable Securities the Registrable Securities requested to be included in such registration (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party).

(f) Restrictions on Demand Registrations and Takedown Offerings. Any demand for the filing of a registration statement or for a registered offering (including a Takedown Offering) hereunder will be subject to the constraints of any applicable lock-up arrangements to which the applicable Investor Parties are party, and any such demand must be deferred until such lock-up arrangements no longer apply.

(i) The Company shall not be obligated to effect any Demand Registration or Takedown Offering within 30 days prior to the Company’s good faith estimate of the date of filing of an underwritten Public Offering of the Company’s securities by the Company and for such a period of time after such a filing as the managing underwriters request, provided that such period shall not exceed 30 days from the effective date of the applicable registration statement (or the “pricing” date in the case of a takedown

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offering pursuant to a Form S-3 covering sales of Company securities by the Company). The Company may postpone, for up to 60 days from the date of the request (the “Suspension Period”), the filing or the effectiveness of a Registration Statement for a Demand Registration or suspend the use of a prospectus that is part of any Resale Shelf Registration (and therefore suspend sales of the Registrable Securities included therein) by providing written notice to the Investor Parties if the board of directors of the Company reasonably determines in good faith that the offer or sale of Registrable Securities would be expected to have a material adverse effect on any proposal or plan by the Company or any subsidiary thereof to engage in any material acquisition or disposition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or similar transaction or would require the Company to disclose any material nonpublic information which would reasonably be likely to be detrimental to the Company and its subsidiaries; provided that in such event, the Investor Parties initially requesting such Demand Registration or Takedown Demand shall be entitled to withdraw such request. The Company may delay or suspend the effectiveness of a Demand Registration or Takedown Offering pursuant to this Section 3(f)(i) only once in any consecutive twelve-month period; provided that, for the avoidance of doubt, the Company may in any event delay or suspend the effectiveness of a Demand Registration or Takedown Offering in the case of an event described under Section 6(g) to enable it to comply with its obligations set forth in Section 6(f). The Company may extend the Suspension Period for an additional consecutive 60 days with the consent of the Applicable Approving Party.

(ii) In the case of an event that causes the Company to suspend the use of any Resale Shelf Registration as set forth in Section 3(f)(i) or pursuant to Section 6(g) (a “Suspension Event”), the Company shall give a notice to the Investor Parties (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. An Investor Party shall not effect any sales of the Registrable Securities pursuant to such Resale Shelf Registration (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Investor Party agrees that such Investor Party shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by such Investor Party in breach of the terms of this Agreement. The Investor Parties may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf Registration (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Investor Parties and to their counsel, if any, promptly following the conclusion of any Suspension Event.

(iii) Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Resale Shelf Registration pursuant to this Section 3(f), the Company agrees that it shall extend the period of time during which such Resale Shelf Registration shall be maintained effective pursuant to this

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Agreement by the number of days during the period from the date of receipt by the Investor Parties of the Suspension Notice to and including the date of receipt by the Investor Parties of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that Common Stock covered by such Resale Shelf Registration are no longer Registrable Securities.

(g) Selection of Underwriters. In connection with any Demand Registration, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that such selection shall be subject to the written consent of the Company, which consent will not be unreasonably withheld, conditioned or delayed. If any Takedown Offering is an underwritten offering, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer such Takedown Offering. In each case, the Applicable Approving Party shall have the right to approve the underwriting arrangements with such investment banker(s) and manager(s) on behalf of all Investor Parties participating in such offering. If the Investor Parties propose to distribute their securities through underwriting, the Investor Parties shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

(h) Other Registration Rights. The Company represents and warrants to each holder of Registrable Securities that the registration rights granted in this Agreement do not conflict with any other registration rights granted by the Company. Except as provided in this Agreement, the Company shall not grant to any Person the right to request the Company to register any equity securities of the Company, or any securities, options or rights convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities then outstanding.

(i) Revocation of Demand Notice or Takedown Notice. At any time prior to the effective date of the registration statement relating to a Demand Registration or the “pricing” of any offering relating to a Takedown Demand, the Applicable Approving Party) that requested such Demand Registration or Takedown Offering may revoke such request for a Demand Registration or Takedown Offering on behalf of all Investor Parties participating in such Demand Registration or Takedown Offering without liability to such Investor Parties, in each case by providing written notice to the Company. In any such case, no Demand Registration shall be deemed to have occurred for purposes of Section 2(c).

4. Piggyback Registrations.

(a) Right to Piggyback. Whenever the Company proposes to register an offering of any of its securities under the Securities Act (other than (i) pursuant to the Resale Shelf Registration Statement, (ii) pursuant to a Demand Registration, (iii) pursuant to a Takedown Demand, (iv) in connection with registrations on Form S-4 or S-8 promulgated by the Commission or any successor forms, (v) a registration relating solely to employment benefit plans, (vi) in connection with a registration the primary purpose of which is to register debt securities, or (vii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and the registration form to be used may be used for the registration of Registrable Securities (a

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“Piggyback Registration”), the Company shall give prompt written notice to all Investor Parties (which notice shall be held in confidence by the Investor Parties until the offering is publicly disclosed) of its intention to effect such a Piggyback Registration and, subject to the terms of Sections 4(c) and 4(d) hereof, shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the delivery of the Company’s notice; provided that any such other Investor Party may withdraw its request for inclusion at any time prior to executing the underwriting agreement or, if none, prior to the applicable registration statement becoming effective. If a Piggyback Registration is effected pursuant to a Registration Statement on Form S-3 or the then-appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Piggyback Shelf Registration Statement”), the Investor Parties shall be notified by the Company of and shall have the right, but not the obligation, to participate in any offering pursuant to such Piggyback Shelf Registration Statement (a “Piggyback Shelf Takedown”), subject to the same limitations that are applicable to any other Piggyback Registration.

(b) Piggyback Expenses. The Registration Expenses of the Investor Parties shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c) Priority on Primary Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is an underwritten primary registration on behalf of the Company, then the Company shall use reasonable best efforts to cause the managing underwriter(s) of the proposed underwritten offering to permit holders of Registrable Securities to include in such offering all Registrable Securities they request to be included on the same terms and subject to the same conditions as any other shares of the Company included in the offering. If, however, the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Investor Parties which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(d) Priority on Secondary Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is an underwritten secondary registration on behalf of holders of the Company’s securities other than holders of Registrable Securities, then the Company shall use reasonable best efforts to cause the managing underwriter(s) of the proposed underwritten offering to permit holders of Registrable Securities to include in such offering all Registrable Securities they request to be included on the same terms and subject to the same conditions as any other shares of the Company included in the Offering. If, however, the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in

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such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration by the Investor Parties which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(e) Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 4, and if such previous registration has not been withdrawn or abandoned, then the Company shall not be required to file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form) at the request of any holder or holders of such securities until a period of at least 30 days has elapsed from the effective date of such previous registration; provided, however, that the Company shall at all times remain obligated to file, supplement and amend, as applicable, each Registration Statement required to be filed by Section 1.

(f) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 4 whether or not any Investor Parties have elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 8.

5. Agreements of Company and Investor Parties.

(a) (i) The Conversant Investors agree for so long as they beneficially own five percent (5%) or more of the outstanding Common Stock on an as-converted basis and (ii) the Silk Investors for so long as they beneficially own five percent (5%) or more of the outstanding Common Stock on an as-converted basis, in each case, that if required by the managing underwriter(s) in connection with any underwritten Public Offering on or after the date hereof, they shall enter into customary lock-up agreements with the managing underwriter(s) of such underwritten Public Offering in such form as agreed to by such managing underwriter(s); provided that the applicable lock-up period shall not exceed sixty (60) days.

(b) If required by the managing underwriter(s), in connection with any underwritten Public Offering on or after the date hereof, the Company (i) shall cause each of its executive officers and directors to sign a customary lock-up agreement containing provisions consistent with those contemplated pursuant to Section 5(a) and (ii) shall sign a customary lock-up agreement or market stand-off agreement (either through a separate agreement or as part of any underwriting agreement executed by the Company), with a lock-up period of up to ninety (90) days after the date of the Prospectus (or prospectus supplement if the offering is made pursuant to the Resale Shelf Registration Statement or a Shelf Registration) for such offering except as may otherwise be agreed with the holders of the Registrable Securities in such offering.

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(c) The Investor Parties shall use reasonable best efforts to provide such information as may reasonably be requested by the Company, or the managing underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 4 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

6. Registration Procedures. In connection with the Registration to be effected pursuant to the Resale Shelf Registration Statement, and whenever the Investor Parties have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a Takedown Offering, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as reasonably possible:

(a) prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a registration statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that at least five (5) Business Days before filing such registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel, and no such document shall be filed with the Commission to which any Investor Party or its counsel reasonably objects);

(b) notify each Investor Party of (i) the issuance by the Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (ii) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (iii) the effectiveness of each registration statement filed hereunder;

(c) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the expiration of the Effectiveness Period (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(d) furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

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(e) during any period in which a prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the lead underwriter or the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g) promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to such registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) after receipt thereof, of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company promptly shall prepare, file with the Commission and furnish to each such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(j) enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, preparing for and participating in such number of “road shows,” investor presentations and marketing events as the underwriters managing such offering may reasonably request);

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(k) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l) take all reasonable actions to ensure that any Free Writing Prospectus utilized in connection with any Demand Registration (including any Shelf Registration), Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(n) permit any Investor Party who, in its good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling Person of the Company to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of such Investor Party and its counsel should be included;

(o) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, use its reasonable best efforts promptly to obtain the withdrawal of such order;

(p) use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(q) cooperate with each Investor Party covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(r) if such registration includes an underwritten Public Offering, use its reasonable best efforts to obtain a cold comfort letter from the Company’s independent public accountants and addressed to the underwriters, in customary form and covering such matters of the type customarily covered by cold comfort letters as the underwriters in such registration reasonably request;

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(s) provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters;

(t) if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(u) if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

(v) subject to the terms of Section 2(b) and Section 3(a), if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its reasonable best efforts to refile the registration statement on Form S-3 and keep such registration statement effective (including by filing a new Resale Shelf Registration or Shelf Registration, if necessary) during the period throughout which such registration statement is required to be kept effective;

(w) cooperate with each Investor Party that holds Registrable Securities being offered and the managing underwriters with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to such Registration Statement, and enable such certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, in any such case as such Investor Party or the managing underwriters, if any, may reasonably request; and

(x) for so long as this Agreement remains effective, (a) cause the Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock; (c) ensure that the transfer agent for the Common Stock is a participant in, and that the Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or the applicable successor thereto); and (d) use its reasonable best efforts to cause the Common Stock not to be at any time subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Common Stock through DTC, and, in the event the Common Stock becomes subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, use its reasonable best efforts to cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

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7. Termination of Rights. Notwithstanding anything contained herein to the contrary, the right of an Investor Party to include Registrable Securities in any Demand Registration, Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown shall terminate upon the expiration of the Effectiveness Period.

8. Registration Expenses.

(a) All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company as provided in this Agreement and, for the avoidance of doubt, the Company also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration, a Takedown Demand, Piggyback Registration or a Piggyback Shelf Takedown hereunder shall bear and pay all underwriting discounts and commissions and transfer taxes applicable to the securities sold for such Person’s account.

(b) The Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable and documented fees and disbursements of one counsel (and only one counsel) chosen by the Applicable Approving Party and one local counsel (if necessary) for each applicable jurisdiction and chosen by the applicable holder of Registrable Securities, in each case, for the purpose of rendering a legal opinion on behalf of such holders in connection with any underwritten Demand Registration, Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown.

9. Assignment of Registration Rights. The rights of any Investor Party hereto to registration of all or any portion of their Registrable Securities pursuant to this Agreement may be assigned by such Investor Party so long as (a) such Investor Party, within ten (10) days of such transfer, furnishes to the Company written notice of the transfer and (b) such transferee agrees, following such transfer, to be subject to all applicable restrictions and obligations set forth in this Agreement, and executes a joinder to this Agreement, in the form attached hereto as Exhibit A.

10. Indemnification.

(a) The Company agrees to (i) indemnify and hold harmless, to the fullest extent permitted by law, the Investor Parties and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls the Investor Parties (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, actions, damages, liabilities and expenses caused by (A) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment

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thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and (ii) pay to the Investor Parties and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls the Investor Parties (within the meaning of the Securities Act or the Exchange Act), as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to the Company or any managing underwriter by any Investor Party expressly for use therein; provided, however, that the indemnity agreement contained in this Section 10 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable in any such case for any such claim, loss, damage, liability or action to the extent that it solely arises out of or is based upon an untrue statement of any material fact contained in the registration statement or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the registration statement, in reliance upon and in conformity with written information furnished by any Investor Party expressly for use in connection with such registration statement.

(b) In connection with any registration statement in which any Investor Party is participating, each such Investor Party shall furnish to the Company in writing such information relating to such Investor Party as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Investor Party; provided that the obligation to indemnify shall be individual, not joint and several, for each Investor Party and shall be limited to the net amount of proceeds actually received by such Investor Party from the sale of Registrable Securities pursuant to such registration statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject

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to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel for each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the Conversant Investors, at the expense of the indemnifying party. No indemnifying party, in the defense of such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 10(a) or 10(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 10(d) were determined by pro rata allocation (even if the Investor Parties or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 10(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 10(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 10(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

(e) The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

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11. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no Investor Party shall be required to sell more than the number of Registrable Securities such Investor Party has requested to include) and (b) completes and executes all questionnaires, powers of attorney, custody agreements, stock powers, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no Investor Party included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such Investor Party, such Investor Party’s title to the securities, such Investor Party’s authority to sell such securities and such Investor Party’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto that are materially more burdensome than those provided in Section 10. Each Investor Party shall execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such Investor Party’s obligations under Section 5, Section 6 and this Section 11 or that are necessary to give further effect thereto, and the Company shall execute and deliver such other agreements as may be reasonably requested by the lead managing underwriter(s) (if applicable) in order to effect any registration required hereunder. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 5 and this Section 11, the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the Investor Parties, the Company and the underwriters created pursuant to this Section 11.

12. Other Agreements. The Company shall (i) file with the Commission in a timely manner all reports and other documents required to be filed by it under the Securities Act and the Exchange Act, (ii) make and keep adequate current public information available within the meaning of Rule 144 and (iii) take such further action as the Investor Parties may reasonably request to enable the Investor Parties to sell securities pursuant to (a) Rule 144 or any similar rule or regulation hereafter adopted by the Commission or (b) a registration statement on Form S-3 or any similar registration form hereafter adopted by the Commission, including in each case (I) within one (1) Business Day of notice, causing its transfer agent to timely prepare and deliver certificates or book-entry shares representing securities to be delivered to a transferee pursuant to such sale, which certificates or book-entry shares shall be free of any restrictive legends and in such denominations and registered in such names as such Investor Party may request and (II) at its sole expense, causing its legal counsel or other counsel satisfactory to the transfer agent to provide opinions as may reasonably be required by the transfer agent in connection with the removal of legends, subject to the requirements under the Securities Act and the rules and regulations promulgated thereunder. Upon request, the Company shall deliver to the Investor Parties (A) a written statement as to whether the Company is in compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or whether it is qualified as a registrant whose securities may be resold pursuant to a resale registration statement on Form S-1 or S-3 and (B) such other information as may be reasonably requested to permit any Investor Party to sell such securities pursuant to Rule 144. The Company shall at all times use its reasonable best efforts to cause the securities so registered to continue to be listed on one or more of the New York Stock Exchange and the Nasdaq Stock Market. The Company shall use its best efforts to facilitate and

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expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities. The Company shall obtain and maintain all necessary blue sky law permits and qualifications, or exemptions therefrom, required by any state for the offer and sale of Registrable Shares (provided that the Company shall not be required to (1) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 12, (2) consent to general service of process in any such jurisdiction or (3) subject itself to taxation in any such jurisdiction).

13. Definitions.

(a) “A&R Investor Rights Agreement” means that certain Amended and Restated Investor Rights Agreement, dated as of the date hereof, by and among the Company, Silk, and the Conversant Investors.

(b) “Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

(c) “Applicable Approving Party” means the Registration Initiating Investor Party or the Takedown Initiating Investor Party, as the context requires.

(d) “as-converted basis” means, for purposes of computing beneficial ownership, such number of shares of Common Stock calculated on a basis assuming all shares of Series A Preferred Stock had been converted by the holders thereof in accordance with their terms, but disregarding any restrictions or limitations upon the conversion of such Series A Preferred Stock.

(e) “beneficial owner,” “beneficially own” or “beneficial ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

(f) “Business Day” means any day that is not a Saturday, Sunday or a legal holiday in the state in which the Company’s chief executive office is located or in New York, NY.

(g) “Commission” means the U.S. Securities and Exchange Commission.

(h) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(i) “FINRA” means the Financial Industry Regulatory Authority, Inc.

(j) “Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405.

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(k) “Investor Parties” means the Conversant Investors, Silk Investors, and each of their respective Affiliates to whom shares of Common Stock are transferred, who becomes a party hereto pursuant to Section 9.

(l) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(m) “Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(n) “Public Offering” means any sale or distribution by the Company and/or any Investor Party to the public of Common Stock pursuant to an offering registered under the Securities Act.

(o) “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(p) “Registrable Securities” means (i) any Common Stock issued or issuable in respect of any shares of Series A Preferred Stock issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such shares of Series A Preferred Stock or Common Stock are subsequently transferred to any Investor Party), (ii) any Private Placement Common Shares (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), (iii) any Backstop Shares (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such Backstop Shares are subsequently transferred to any Investor Party), (iv) any Common Stock issued or issuable upon exercise of any Warrant (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such Warrants or Common Stock are subsequently transferred to any Investor Party), (v) any June 2023 Shares, (vi) any February 2024 Shares, (vii) any August 2024 Shares, (viii) any October 2024 Shares, (ix) any January 2025 Shares, (x) any Shares (as defined in the Conversant Investment Agreement) issued to Conversant PIF pursuant to the Conversant Investment Agreement (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), (xi) any Shares (as defined in the Silk Investment Agreement) issued to Silk Partner pursuant to the Silk Investment Agreement (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), and (xii) any other shares of Common Stock that are held by any Investor Party from time to time. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been sold or distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 or repurchased by the Company or any of its subsidiaries. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever

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such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the conversion or exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided that a holder of Registrable Securities may only request that Registrable Securities in the form of Common Stock be registered pursuant to this Agreement. For the avoidance of doubt, the term “Registrable Securities” shall also include any other securities issued or issuable in respect of the Registrable Securities by way of stock split, stock dividend, distribution, recapitalization, merger, exchange or similar event.

(q) “Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form S-4 or Form S-8, or their successors).

(r) “Rule 144,” “Rule 158,” “Rule 405,” “Rule 415” and “Rule 430B” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(s) “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(t) “Shelf Participant” means any Investor Party listed as a potential selling stockholder in connection with the Resale Shelf Registration Statement or the Shelf Registration, as applicable, or any such Investor Party that could be added to such Resale Shelf Registration Statement or Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(u) “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

14. Miscellaneous.

(a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Conversant Investors and the Silk Investors in this Agreement.

(b) Entire Agreement; Effectiveness. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof.

(c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to

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exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only with the prior written consent of the Company and each Investor Party; provided, that no amendment may materially and disproportionately adversely affect the rights of any Investor Party as compared to any other Investor Party without the consent of such adversely affected Investor Party. Any amendment or waiver effected in accordance with this Section 14(d) shall be binding upon the Investor Parties and the Company. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(e) Successors and Assigns. Except as provided in Section 9 hereof, this Agreement shall not be assigned, in whole or in part, by operation of law or otherwise, without the prior written consent of the parties hereto. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

(f) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid, illegal or unenforceable in any respect under any applicable law, such provision shall be ineffective only to the extent of such prohibition, invalidity, illegality or unenforceability, without invalidating the remainder of this Agreement.

(g) Counterparts; Electronic Signatures. This Agreement may be executed simultaneously in counterparts (including by means of telecopied, facsimile or portable data format (PDF) signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Agreement.

(h) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

(i) Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of

C-23

any jurisdiction other than the State of Delaware. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Delaware Chancery Court, or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”) or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Delaware. Each of the parties hereby (a) irrevocably and unconditionally consents to the jurisdiction of such Designated Courts in any such suit, action or proceeding (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court, and (c) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such Designated Court or that any such suit, action or proceeding brought in any such Designated Court has been brought in an inconvenient forum. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by law. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court.

(j) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the Conversant Investors, the Silk Investors and to the Company at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14(j)):

if to the Company:

Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention: Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

New York, New York 10019

Attention:   Beth E. Berg

      Michael P. Heinz

Email:   bberg@sidley.com

      mheinz@sidley.com

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if to the Conversant Investors:

c/o Conversant Capital LLC

25 Deforest Avenue

Summit, New Jersey 07901

Attention: Paul Dumaine; Robert Grove

Email: pdumaine@conversantcap.com; rgrove@conversantcap.com

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: John M. Bibona

Email: john.bibona@friedfrank.com

if to the Silk Investors:

810 Seventh Avenue, 28th Floor

New York, New York 10019

Attention: Shmuel Lieberman

Email: slieberman@gfinv.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Robert W. Downes

Email: downesr@sullcrom.com

(k) Mutual Waiver of Jury Trial. As a specifically bargained inducement for each of the parties to enter into this Agreement (with each party having had opportunity to consult counsel), each party hereto expressly and irrevocably waives the right to trial by jury in any lawsuit or legal proceeding relating to or arising in any way from this Agreement or the transactions contemplated herein, and any lawsuit or legal proceeding relating to or arising in any way to this Agreement or the transactions contemplated herein shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

(l) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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(m) Opt-Out Requests. Each Investor Party shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company or any other Investor Party otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Investor Party that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement the Company and other Investor Parties shall not be required to, and shall not, deliver any notice or other information required to be provided to such Investor Party hereunder to the extent that the Company or such other Investor Parties reasonably expect would result in such Investor Party acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. An Investor Party that previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of an Investor Party to issue and revoke subsequent Opt-Out Requests; provided that each Investor Party shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests.

* * * * *

C-26

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Registration Rights Agreement as of the date first written above.

COMPANY:

SONIDA SENIOR LIVING, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

CONVERSANT INVESTORS:

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (D) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (F) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to Registration Rights Agreement]

CONVERSANT PIF AGGREGATOR A LP

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF SPARTI SAF, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF K CO-INVEST SPT A, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to Registration Rights Agreement]

SILK INVESTORS:

SILK PARTNERS, LP

By:
Name:
Title:

PF INVESTORS, LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit A

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Amended and Restated Registration Rights Agreement dated as of [•], 2026 (as the same may hereafter be amended, the “A&R Registration Rights Agreement”), among Sonida Senior Living, Inc., a Delaware corporation (the “Company”), [•] and each of the other investors listed on the signature pages thereto.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the A&R Registration Rights Agreement as an Investor Party and a holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the A&R Registration Rights Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ___ day of _____________, 20__.

INVESTOR PARTY:

[•]

By:
Its:

Address for Notices:

[•]
[•]
[•]
[•]

Agreed and Accepted as of
SONIDA SENIOR LIVING, INC.

By:
Its:

EXHIBIT D

FORM OF JOINDER

(Attached.)

AGREED FORM

Exhibit D

JOINDER AGREEMENT

THIS JOINDER (this “Joinder”) to the Investment Agreement, dated as of November 4, 2025 (as amended, restated, modified, supplemented or waived from time to time, the “Investment Agreement”), by and among Sonida Senior Living, Inc., a Delaware corporation (the “Company”), Conversant PIF Aggregator A LP, a Delaware limited partnership (“PIF Aggregator”), CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Conversant A”), and CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with PIF Aggregator, CPIF, and Conversant A, each, an “Investor” and collectively, the “Investors” and, the Investors together with the Company, the “Original Parties”), is made and entered into as of [•] by [•] (each, a “New Party” and collectively, the “New Parties”) and the Company. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Investment Agreement.

WHEREAS, the Investor has assigned certain rights, interests and obligations under the Investment Agreement to the New Parties, and the Investment Agreement and the Company require each New Party, as a holder of such rights, interests and obligations, to become a party to the Investment Agreement, and the New Parties agree to do so in accordance with the terms hereof; and

WHEREAS, pursuant to Section 7.4 of the Investment Agreement, each New Party is required to execute this Joinder.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Joinder. Each New Party hereby agrees that, unless otherwise expressly set forth in the Investment Agreement, upon the execution of this Joinder, it (a) shall be deemed an “Investor” for all purposes of the Investment Agreement, (b) shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Investment Agreement in its capacity as an “Investor” from and after the date hereof, and (c) shall be deemed to have made, severally and not jointly with respect solely to itself and as of the date hereof, each representation and warranty contained in Section 2.2 of the Investment Agreement (including, but not limited to, Section 2.2(d) of the Investment Agreement) as an Investor thereunder; provided that with respect to obligations of Investor to purchase Shares and pay the applicable portion of the Purchase Price under the Investment Agreement, each New Party’s agreement to perform such obligations shall be limited to the Assigned Purchase Price Payment Obligation.

2. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Original Parties and their respective successors and permitted assigns, and each New Party.

3. Counterparts; Electronic Signatures. This Joinder may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Counterparts may be delivered via electronic mail (including ..pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Joinder containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Joinder.

4. Notices. For purposes of Section 7.2 of the Investment Agreement, all notices, demands or other communications to each New Party shall be directed to:

[•]

Attention: [•]

Email: [•]

with a copy to (which shall not constitute notice):

[•]

Attention: [•]

Email: [•]

5. Governing Law. This Joinder shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6. Descriptive Headings. The headings in this Joinder are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

* * *

IN WITNESS WHEREOF, the undersigned, in intending to be legally bound hereby, have duly executed this Joinder as of the date set forth above.

NEW PARTY:

[•]

By:
Its:

Assumed Purchase Price:

Shares:

COMPANY:

Sonida Senior Living, Inc.

By:
Its:

Exhibit 10.2

INVESTMENT AGREEMENT

BY AND BETWEEN

SONIDA SENIOR LIVING, INC.

AND

SILK PARTNERS, LP

DATED AS OF NOVEMBER 4, 2025

i

EXHIBITS:

Exhibit A – Investor, Number of Shares, Purchase Price

Exhibit B – Form of Investor Rights Agreement

Exhibit C – Form of Registration Rights Agreement

Exhibit D – Form of Joinder

INDEX OF CERTAIN DEFINED TERMS

Affiliate	Section 7.1(d)
Agreement	Preamble
Ancillary Documents	Section 7.1(e)
Assigned Purchase Price Payment Obligation	Section 7.4
Beneficial Owner	Section 7.1(f)
Beneficial Ownership	Section 7.1(f)
Board of Directors	Section 7.1(g)
BSA/PATRIOT Act	Section 2.2(f)(v)
Business Day	Section 7.1(h)
Charter Amendment	Recitals
Closing	Section 1.3(b)
Closing Date	Section 1.3(b)
Closing Notice	Section 1.3(c)
CNL	Recitals
Common Stock	Section 1.1
Company	Preamble
Company Charter	Section 7.1(i)
Company Indemnification Representations	Section 5.1
Company Related Parties	Section 5.2
Company Reports	Section 7.1(j)
Company Stockholders Meeting	Recitals
Consents	Section 7.1(k)
Conversant	Section 7.1(l)
Conversant A	Recitals
Conversant B	Recitals
Conversant Consent	Recitals
Designated Court	Section 7.5
Designated Courts	Section 7.5
Disclosure Letter	Section 2.1
Disqualification Event	Section 2.2(f)(vi)
Equity Purchase	Section 7.1(m)
Equity Purchase Closing	Section 7.1(n)
Equity Purchase Effective Time	Section 7.1(o)
Exchange Act	Section 7.1(p)
Existing Investor Rights Agreement	Section 7.1(q)
Existing Registration Rights Agreement	Section 7.1(r)
First Closing Date	Section 7.1(s)
Fraud	Section 7.1(t)
Governmental Approvals	Section 7.1(u)
Governmental Entity	Section 7.1(v)
herein	Section 7.1(c)
hereof	Section 7.1(c)
hereunder	Section 7.1(c)
include	Section 7.1(b)

included	Section 7.1(b)
includes	Section 7.1(b)
including	Section 7.1(b)
Increased Authorized Share Number	Section 7.1(w)
Indemnification Representations	Section 5.2
Indemnified Party	Section 5.4(b)
Indemnifying Party	Section 5.4(b)
Information	Section 3.4
Investor	Preamble
Investor Indemnification Representations	Section 5.2
Investor Related Parties	Section 5.1
Investor Rights Agreement	Section 3.6
Joinder	Section 7.4
Law	Section 7.1(v)
Laws	Section 7.1(x)
Lien	Section 7.1(y)
Losses	Section 5.1
Merger Agreement	Recitals
Merger Agreement Representations and Warranties Interpretations	Section 2.1(a)
NYSE	Section 7.1(z)
OFAC List	Section 2.2(f)(v)
or	Section 7.1(a)
Person	Section 7.1(aa)
Private Placement	Section 1.1
Proxy Statement	Recitals
Purchase Price	Section 1.2
Registration Rights Agreement	Section 3.6
Representatives	Section 3.4
Requisite Vote	Section 7.1(bb)
SEC	Section 7.1(cc)
Second Closing Date	Section 7.1(dd)
Second Merger	Section 7.1(ee)
Second Merger Effective Time	Section 7.1(ff)
Securities Act	Section 7.1(gg)
Shares	Section 1.1
Silk	Preamble
Subsidiaries	Section 7.1(hh)
Subsidiary	Section 7.1(hh)
Survival Period	Section 5.7
Third Party Claim	Section 5.4(b)
without limitation	Section 7.1(b)

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT (this “Agreement”), dated as of November 4, 2025, by and between Sonida Senior Living, Inc., a Delaware corporation (the “Company”), and Silk Partners, LP, a New York limited partnership (“Silk” or the “Investor”). Capitalized terms used in this Agreement have the meaning set forth in Section 7.1, unless defined elsewhere herein.

RECITALS

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into that certain Agreement and Plan of Merger by and among the Company, CNL Healthcare Properties, Inc., a Maryland corporation (“CNL”), and certain other parties named therein (the “Merger Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, the Company and CNL will effect a business combination pursuant to a series of Transactions (as defined in the Merger Agreement);

WHEREAS, in connection with the Transactions, subject to the terms and conditions set forth herein, Investor desires to subscribe for and purchase the Shares (as defined below) in a private placement pursuant to Section 4(a)(2) of the Securities Act;

WHEREAS, in connection with the Transactions, and the issuance of Shares pursuant hereto, the Company and CNL will prepare and the Company will file with the SEC a joint proxy statement/prospectus (the “Proxy Statement”) with respect to, among other matters, a special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to approve, amendments to the Company Charter, including to increase the number of shares of Common Stock (as defined below) that the Company is authorized to issue to the Increased Authorized Share Number (such amendment to increase the number of shares of Common Stock, the “Charter Amendment”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, each of Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Conversant A”), and Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Conversant B”), are delivering to the Company its consent to certain of the transactions contemplated by the Merger Agreement to the extent required pursuant to certain existing agreements with the Company, as set forth therein (“Conversant Consent”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

ISSUANCE AND SALE OF COMMON STOCK; CLOSING

SECTION 1.1 Issuance and Sale of Common Stock. Subject to the terms and conditions of this Agreement, at the Closing, pursuant to Section 4(a)(2) of the Securities Act, Investor shall purchase from the Company, and the Company shall issue to Investor (the “Private Placement”), the number of validly issued, fully paid and nonassessable shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), set forth opposite Investor’s name on Exhibit A hereto (such shares of Common Stock purchased in the Private Placement, “Shares”).

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SECTION 1.2 Purchase Price. The purchase price payable by Investor in respect of shares of Common Stock to be purchased by Investor shall be the dollar amount set forth next to Investor’s name on Exhibit A (the “Purchase Price”).

SECTION 1.3 Closing.

(a) Upon the satisfaction of the conditions set forth in Article IV, unless this Agreement shall have been terminated pursuant to its terms, at or prior to the Equity Purchase Effective Time, Investor shall pay, or cause to be paid, the Purchase Price, to one or more account(s) designated by the Company by wire transfer of immediately available funds, which may be an account of the Exchange Agent (as defined in the Merger Agreement), to be held and not used until the Second Merger Effective Time.

(b) The issuance of the Shares of Common Stock in the Private Placement (the “Closing”) shall occur substantially concurrently with the Second Merger Effective Time remotely through the electronic exchange of documents and signatures (or their electronic counterparts) on a date specified in the Closing Notice (the date on which the Closing occurs, the “Closing Date”).

(c) Written notice shall be delivered by or on behalf of the Company to Investor (the “Closing Notice”), stating that the Company reasonably expects, in good faith, that all conditions to the Equity Purchase Closing set forth in Sections 9.1 and 9.2 of the Merger Agreement will be satisfied or waived, and all conditions to the Closing set forth in Section 4.1 of this Agreement will be satisfied, as of the Equity Purchase Effective Time on the First Closing Date, with such date to be no less than three (3) Business Days from the date on which the Closing Notice is delivered to Investor.

(d) On the First Closing Date, the Company and Investor shall deliver to the Company and Investor, as applicable, all other documents and certificates required to be delivered to such party pursuant to Article IV hereof.

(e) On the Second Closing Date or promptly thereafter, the Company shall deliver to Investor a book-entry confirmation from the Company’s transfer agent (or, if requested by Investor, certificate or certificates) representing the number of Shares set forth opposite Investor’s name on Exhibit A hereto against payment of the Purchase Price hereunder.

SECTION 1.4 Adjustments. The number of Shares to be issued at the Closing shall be proportionately adjusted for any subdivision or combination (by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) of Common Stock that occurs during the period beginning on the date of this Agreement and ending on the Closing Date, and Exhibit A hereto shall be updated accordingly without any further action by the Company or Investor.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES

SECTION 2.1 Representations and Warranties of the Company. Except (a) as disclosed in the Company Reports publicly available, filed with or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article II); provided, that nothing set forth or disclosed in any such Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 6.2 and Section 6.7 of the Merger Agreement, or (b) subject to the terms of Section 11.15 of the Merger Agreement, as set forth in the disclosure letter prepared by the Company and delivered by the Company to CNL under the Merger Agreement and to Investor concurrently with the execution and delivery of this Agreement (the “Disclosure Letter”), the Company represents and warrants to Investor as follows:

(a) Representations and Warranties Incorporated by Reference. The representations and warranties of the Company set forth in Article 6 of the Merger Agreement are incorporated by reference herein as representations and warranties under this Agreement (as modified by the Disclosure Letter) as of the date hereof and are for the benefit of Investor; provided, that all defined terms used in such incorporated representations and warranties shall be given the meanings ascribed to such terms in the Merger Agreement, except that: (i) all references to “Parent Common Stock to be issued in connection with the Equity Purchase” shall hereby refer to the Shares issuable pursuant to this Agreement, (ii) all references to “Company” shall be deemed to mean and refer to Investor (as defined in this Agreement); (iii) all references to “Agreement” shall be deemed to mean and refer to this Agreement; and (iv) all references to “Transactions” shall be deemed to mean and refer to the transactions contemplated by this Agreement and the Ancillary Documents (the conditions set forth in this proviso, the “Merger Agreement Representations and Warranties Interpretations”).

(b) Private Placement. Based in part on the Investor’s representations in Section 2.2, the offer and sale of Shares is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Without limiting the foregoing, neither the Company, nor any other person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Shares and neither the Company, nor any person authorized by the Company to act on its behalf, has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of Shares under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in Regulation D or any other applicable exemption from registration under the Securities Act not being available, nor will the Company take any action or steps that would cause the offering or issuance of Shares to be integrated with other offerings.

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(c) No Additional Representations. Except for the representations and warranties made by the Company in this Section 2.1, none of the Company or any of its Subsidiaries or representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Subsidiaries, their respective businesses, this Agreement, the Ancillary Documents, or the transactions contemplated by the Agreement. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties of Investor expressly set forth in this Article II, in any other Ancillary Document or in any certificate delivered by Investor pursuant to this Agreement or any Ancillary Document, it is not acting, by entering into this Agreement or consummating the transactions contemplated by this Agreement, in reliance on any other representation or warranty, express or implied, or the accuracy or completeness of any other representation or warranty, express or implied.

SECTION 2.2 Representations and Warranties of Investor. Investor represents and warrants to the Company as follows:

(a) Organization and Standing; Authority. Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Investor has all requisite organizational power to (i) enter into, consummate the transactions contemplated by, and carry out its obligations under this Agreement, and (ii) own, lease and operate its properties and carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for any failure under clause (ii) that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Investor’s ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby on a timely basis. The execution and delivery by Investor of this Agreement and the Ancillary Documents and the consummation by Investor of the transactions contemplated by this Agreement and the Ancillary Documents have been or will be duly authorized by all requisite organizational action on the part of Investor. This Agreement has been and the Ancillary Documents will be duly executed and delivered by Investor. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes and the Ancillary Documents will constitute the legal, valid and binding obligation of Investor, enforceable against it in accordance with their respective terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(b) No Conflicts. Neither the execution, delivery and performance by Investor of this Agreement or the Ancillary Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Investor with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the properties or assets of Investor under any of the terms, conditions or provisions of (A) its governing instruments or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other

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instrument or obligation to which either Investor is a party or by which it may be bound, or to which either Investor or any of the properties or assets of Investor may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any law, statute, ordinance, rule or regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to either Investor or any of its respective properties or assets except in the case of clauses (i)(B) and (ii) for such violations, conflicts and breaches as would not reasonably be expected to materially and adversely affect Investor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(c) Consents and Approvals. Other than (i) the securities or blue sky laws of the various states, (ii) the filing with the SEC of such reports under the Exchange Act and/or the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, and (iii) the filing by the Company of the Charter Amendment, no notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity, nor expiration or termination of any statutory waiting period, is necessary for the consummation by Investor of the transactions contemplated by this Agreement or the Ancillary Documents. Conversant A and Conversant B have delivered the executed Conversant Consent to the Company on the date hereof.

(d) Financial Capability. Investor has, and will have as of the Equity Purchase Closing, access to available funds necessary to make the payment of the Purchase Price pursuant to this Agreement and consummate the Closing on the terms and conditions contemplated by this Agreement. Investor is not aware as of the date hereof of any reason by which the funds sufficient to fulfill its obligations under Article I will not be available at the Equity Purchase Closing.

(e) Brokers, Finders, etc. Neither Investor nor its Affiliates or any of their respective officers, directors, employees or agents has employed any broker or finder for which the Company will incur any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees.

(f) Purchase for Investment. Investor acknowledges its understanding that the offering and sale of Shares are intended to be exempt from registration under the Securities Act and that the Company is relying upon the truth and accuracy of Investor’s representations and warranties contained herein and Investor’s compliance with this Agreement in order to determine the availability of such exemptions and the eligibility of Investor to acquire Shares in accordance with the terms and provisions of this Agreement. In furtherance thereof, Investor represents and warrants to the Company that:

(i) Investor is an institutional “accredited investor” within the meaning of Regulation D promulgated under the Securities Act, and, if there should be any change in such status prior to the First Closing Date or the Second Closing Date, Investor will promptly inform the Company of such change;

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(ii) Investor (A) has the financial ability to bear the economic risk of its investment in Shares, (B) has no need for liquidity with respect to its investment therein, (C) has adequate means for providing for its current needs and contingencies, and (D) has such knowledge, experience and skill in evaluating and investing in issues of equity securities based on actual participation in financial, investment and business matters, such that it is capable of evaluating the merits and risks of an investment in the Company and the suitability of Shares;

(iii) Without prejudice to any claim of Investor hereunder for breach of the Company’s representations and warranties or for Fraud, Investor has been given the opportunity to conduct a due diligence review of the Company concerning the terms and conditions of the offering of Shares and other matters pertaining to an investment in Shares in order for Investor to evaluate the merits and risks of an investment in Shares; Investor has received such information as it deems necessary in order to make an investment decision with respect to Shares;

(iv) Investor became aware of this offering of Shares solely by means of direct contact between it and the Company or a representative of the Company, and Shares were offered to Investor solely by direct contact between it and the Company or a representative of the Company. Investor did not become aware of this offering of Shares, nor were Shares offered to Investor, by any other means. Investor acknowledges that it was not induced to purchase Shares through any form of general solicitation or general advertising;

(v) Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Investor is permitted to do so under applicable law. If Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Investor and used to purchase Shares were legally derived; and

(vi) None of (A) Investor, (B) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (C) any Beneficial Owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by Investor is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.

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(g) No Registration. Investor has been advised that Shares have not been registered under the Securities Act, or any non-U.S. securities, state securities or “blue sky” laws, and therefore cannot be resold unless they are registered under such laws or unless an exemption from registration thereunder is available. Investor is purchasing Shares for its own account for investment, and not with a view to, or for resale in connection with, the distribution thereof, and has no present intention of distributing or reselling any thereof. In making the foregoing representations, Investor is aware that it must bear, and represents that Investor is able to bear, the economic risk of such investment for an indefinite period of time.

(h) Investor Information. All information furnished to the Company by Investor or its Affiliates in writing expressly for use in the Joint Proxy Statement/Prospectus and Registration Statement (in each case, as defined in the Merger Agreement) will not, at the time of the Company Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that no representation or warranty is made by Investor with respect to (A) statements included or incorporated by reference in the Joint Proxy Statement/Prospectus or Registration Statement based on information supplied by or on behalf of the Company or any of its directors (other than those who are representatives of Investor), officers, employees, Affiliates, agents or other representatives, or (B) any financial projections or forward-looking statements.

(i) No Additional Representations. Except for the representations and warranties made by Investor in this Section 2.2, neither Investor or any of its Affiliates or representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, this Agreement, any Ancillary Document or the transactions contemplated by this Agreement. Investor, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article II (as modified by the Disclosure Letter), in any other Ancillary Document or in any certificate delivered by the Company pursuant to this Agreement or any Ancillary Document, it is not acting, by entering into this Agreement or consummating the transactions contemplated by this Agreement, in reliance on (i) any other representation or warranty, express or implied, (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Investor or any of its Affiliates or representatives, or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

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ARTICLE III

COVENANTS

SECTION 3.1 Restrictive Legends.

(a) Investor acknowledges and agrees that Shares and any securities issued or issuable with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, conversion of such securities, recapitalization, merger, consolidation, going private, tender offer, amalgamation, change of control, other reorganization or otherwise, shall bear restrictive legends in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND STATE SECURITIES LAWS WHICH IS AVAILABLE.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any such securities upon which it is stamped (or, if applicable, revise the book-entry position applicable to such holder and such securities to remove the restrictions), if (i) such securities are registered for sale under an effective registration statement filed under the Securities Act, (ii) such securities are eligible for resale pursuant to Rule 144 promulgated under the Securities Act, or (iii) if such securities are proposed to be sold pursuant to an exemption from registration and the Company receives an opinion of counsel reasonably satisfactory to it and any other documentation reasonably requested by the Company with respect to compliance with such exemption.

SECTION 3.2 Consents and Approvals; Information. Each of the Company and Investor shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate with the other party in securing any Consents and Governmental Approvals required on the part of the Company or Investor, if any, in connection with the transactions contemplated by this Agreement. Investor shall, and shall cause its Affiliates to, reasonably cooperate with the Company and CNL, including by (i) subject to applicable Law, providing information regarding Investor and its Affiliates reasonably requested by Company and CNL, (ii) cooperating in responding to any inquiry from a Governmental Entity, including, as promptly as reasonably practicable, informing the Company of such inquiry, (iii) subject to applicable Law, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between Investor and any Governmental Entity, in each case, in connection with the filings and notifications to be made with the SEC and other Governmental Entities in connection with the transactions contemplated by the Merger Agreement.

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SECTION 3.3 Public Announcements. So long as this Agreement is in effect, the parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the Transactions, and, except as otherwise permitted or required by this Agreement, none of the parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a party may, without obtaining the other party’s consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the Transactions as may be required by Law, any judgment, writ, order, stipulation, award, injunction, settlement or decree issued, promulgated or entered into by or with any Governmental Entity, or the applicable rules of any stock exchange, in which case such party shall consult with the other party before making such public statement or filing with respect to this Agreement or any of the Transactions, except to the extent it is not reasonably practicable to do so.

SECTION 3.4 Confidentiality. Each party to this Agreement will hold, and will cause its respective Affiliates and their respective directors, managers, officers, employees, agents, consultants and advisors, including attorneys, financial advisors and financial sources (“Representatives”), to hold, in strict confidence, unless disclosure to a regulatory authority is reasonably necessary in connection with any reasonably necessary regulatory approval, examination or inspection or unless disclosure is required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure), all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party hereto furnished to it by or on behalf of such other party or its Representatives pursuant to this Agreement (except to the extent that such information is (a) previously known by such party from other sources, provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party, (b) is available to the public through no violation of this Section 3.4 by such party, (c) later lawfully acquired from other sources by the party to which it was furnished, or (d) is independently developed by such party without use or reference to the Information), and neither party hereto shall release or disclose such Information to any other person, except its Representatives. Each party shall be responsible for any breach of this Section 3.4 by any of its Representatives. Nothing herein shall prevent any party, or any of their respective Affiliates which is a private equity or other investment vehicle from making customary disclosures to its current, future or potential investors in the ordinary course of business; provided, that Investor is bound by a duty of confidentiality and non-use to such disclosing party or its Affiliates with respect to such disclosure.

SECTION 3.5 Charter Amendment. Prior to or upon the Closing, and subject to receipt of the Requisite Vote, the Company shall file or cause to be filed with the Secretary of State of the State of Delaware the Charter Amendment.

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SECTION 3.6 Ancillary Documents. Subject to the terms and conditions set forth herein, on the First Closing Date (i) the Company, Investor and the other parties thereto shall enter into the amended and restated Existing Investor Rights Agreement, substantially in the form attached hereto as Exhibit B hereto (the “Investor Rights Agreement”), and (ii) the Company, Investor and the other parties thereto shall enter into the amended and restated Existing Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), in each case, to be effective as of the Second Merger Effective Time.

SECTION 3.7 Operation of the Business Prior to Closing. Except (1) as expressly contemplated by this Agreement, (2) as contemplated pursuant to the Merger Agreement or the Conversant Consent, or (3) as required by applicable Law or data security requirements, from the date of this Agreement through the Closing or the earlier termination of this Agreement, the Company and its Subsidiaries, without the prior written consent of Investor (which consent shall not be unreasonably withheld, conditioned or delayed), shall not:

(a) amend the organizational documents of the Company or any its Subsidiaries (excluding, for the avoidance of doubt, the Charter Amendment and the Additional Parent Amendment (as defined in the Merger Agreement));

(b) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of the Company or any of its Subsidiaries (other than any wholly owned Subsidiary of the Company);

(c) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity or voting securities or ownership interests in Company or any of its Subsidiaries, except for (A) the declaration and payment of dividends or other distributions to the Company or any Subsidiary of the Company by any directly or indirectly wholly owned Subsidiary of the Company and (B) the declaration and payment of dividends in respect of the Series A Preferred Stock, par value $0.01 per share, of the Company in the ordinary course.

(d) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Company or any of its Subsidiaries, other than (A) repurchases, withholdings, or cancellations of equity securities or awards of the Company pursuant to the terms and conditions of such equity awards, (B) in the ordinary course of business or (C) in connection with the redemption or repurchase by a wholly owned Subsidiary of the Company of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Subsidiary of the Company);

(e) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, if such merger, consolidation, investment, or acquisition would reasonably be expected to

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materially delay or prevent the consummation of the Equity Purchase on the First Closing Date or the Second Merger on the Second Closing Date, in any respect, including requiring the Company to further amend the Company Charter (other than the Charter Amendment and the Additional Parent Amendment (as defined in the Merger Agreement)) or requiring the Company to raise funds in order to consummate the Equity Purchase or the Second Merger or the other transactions contemplated by the Merger Agreement;

(f) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (including undertaking any action as part of a step or restructuring prior to the Equity Purchase or the Second Merger that would result in a material increase in any Taxes (as defined in the Merger Agreement), except as otherwise contemplated by the Merger Agreement); or

(g) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

SECTION 3.8 Commercially Reasonable Efforts to Close. Each of the Company and Investor will use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable Laws so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate reasonably with the other parties hereto to that end.

SECTION 3.9 NYSE Listing of Shares. The Company agrees to use commercially reasonable efforts to cause the Shares to be approved for listing on the NYSE, subject to official notice of issuance.

SECTION 3.10 State Securities Laws. Prior to the Closing, (a) the Company shall use its commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country prior to the offer and sale of Shares and (b) cause such authorization, approval, permit or qualification to be effective as of the Closing.

SECTION 3.11 Use of Proceeds. The Company shall use the net proceeds of the sale of Shares to fund a portion of the cash merger consideration under the Merger Agreement.

SECTION 3.12 Tax Matters. The Company shall pay any and all documentary, stamp and similar issue or transfer tax due on the issuance of Shares.

SECTION 3.13 Financial Statements. The Company shall provide to Investor copies of all financial statements (including pro forma financial statements) of the Company and its consolidated Subsidiaries that it provides to the lenders pursuant to the terms of the Debt Commitment Letter (as defined in the Merger Agreement); provided, that the Company shall be deemed to have satisfied this requirement to the extent that such financial statements have been filed and are publicly available electronically at www.sec.gov (or a successor website thereto).

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ARTICLE IV

CONDITIONS TO CLOSING

SECTION 4.1 Conditions to the Obligations of Investor. The obligation of Investor to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Investor at or prior to the Equity Purchase Closing (unless otherwise specified) of the following conditions:

(a) Execution of Merger Agreement. The Merger Agreement shall have been validly executed and delivered by the Company.

(b) Satisfaction of Merger Agreement Conditions. The satisfaction or waiver by the Company of each of the conditions to the Company’s obligations to consummate the Equity Purchase set forth in Sections 9.1 and 9.2 of the Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the Equity Purchase Closing, but subject to the satisfaction or valid waiver of such conditions); provided, that the Company shall not have amended or waived any term or condition of the Merger Agreement in any manner that is or would reasonably be expected to be materially adverse to Investor, unless consented to in writing by Investor (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Company Certificate. Investor shall have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer of the Company, certifying that the conditions set forth in clauses (a) through (b) of this Section 4.1 have been satisfied.

(d) Substantially Concurrent Consummation of Second Merger. The Company shall have irrevocably confirmed to Investor that the Second Merger shall be set to occur and will be consummated in accordance with the Merger Agreement substantially concurrently with the issuance of Shares to Investor under this Agreement, subject to the funding of the Purchase Price at or prior to the Equity Purchase Effective Time in accordance with Section 1.3(a).

SECTION 4.2 Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Company at or prior to the Equity Purchase Closing (unless otherwise specified) of the following conditions:

(a) Representations and Warranties. The representations and warranties of Investor set forth in Section 2.2 (disregarding all qualifications as to materiality set forth therein) shall be true and correct as of the Equity Purchase Closing as though made on the Equity Purchase Closing (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impair or delay Investor’s ability to perform or comply with their obligations under this Agreement or to consummate the transactions contemplated hereby or thereby.

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(b) Performance of Obligations. Investor shall have performed and complied with, in all material respects, all of the obligations and conditions in this Agreement required to be performed or complied with by it at or prior to the Equity Purchase Closing.

(c) Compliance Certificate. The Company shall have received a certificate signed by an authorized signatory of Investor stating that the conditions specified in Section 4.2(a) and Section 4.2(b) have been satisfied.

(d) Payment of Purchase Price. At or prior to the Equity Purchase Effective Time, Investor shall have paid, or caused to be paid, to the Company (or as designated pursuant to Section 1.3(a)) the Purchase Price, payable by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days in advance of the First Closing Date.

(e) Form W-9. Investor shall have delivered to the Company, on or prior to the First Closing Date, a properly executed IRS Form W-9 from Investor (or, if Investor is a disregarded entity for U.S. federal income tax purposes, its regarded owner, or if Investor is a nominee on behalf of one or more principals, its principal(s)).

ARTICLE V

INDEMNIFICATION

SECTION 5.1 Indemnification by the Company. From and after the Second Closing Date, the Company shall indemnify Investor and its Affiliates and its and their officers, directors, managers, employees and agents (collectively, the “Investor Related Parties”) from, and hold each of them harmless against, any and all losses, expenses, damages, actions, suits, proceedings (including any investigation, litigation or inquiry), demands, claims and causes of action (subject to the express exclusions set forth in Section 5.3(b), “Losses”) and, in connection therewith and promptly upon demand, pay or reimburse each of them for all reasonable and documented out-of-pocket costs, losses, liabilities, damages or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable and documented out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third Party Claim, incurred by or asserted against Investor Related Parties, as a result of or arising out of (a) the failure of the representations or warranties made by the Company in Sections 6.1(a), 6.2(b), 6.3(a), and 6.6(a)-(b) of the Merger Agreement incorporated herein by reference as representations and warranties under this Agreement (subject to the Merger Agreement Representations and Warranties Interpretations) or in any certificate delivered pursuant hereto to be true and correct (the “Company Indemnification Representations”), or (b) the breach of any of the covenants of the Company contained herein to be performed following the Second Closing Date; provided, that in the case of the immediately preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of such representation or warranty as set forth in Section 5.7; provided, further, that, for purposes of determining when an indemnification claim has been made, the date upon which an Investor Related Party shall have given written notice (stating in reasonable detail the basis of the claim for indemnification) to the Company in accordance with the terms and conditions of this Agreement shall constitute the date upon which such claim has been made.

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SECTION 5.2 Indemnification by Investor. From and after the Second Closing Date, Investor shall indemnify the Company, and its controlled Affiliates and its and their officers, directors, managers, employees and agents (collectively, the “Company Related Parties”) from, and hold each of them harmless against, any and all Losses and, in connection therewith and promptly upon demand, pay or reimburse each of them for all reasonable and documented out-of-pocket costs, losses, liabilities, damages or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable and documented out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third Party Claim, incurred by or asserted against such Company Related Parties as a result of or arising out of (a) the failure of any of the representations or warranties made by Investor contained in Sections 2.2(a), (e), (f) and (h) to be true and correct (the “Investor Indemnification Representations,” and together with the Company Indemnification Representations, the “Indemnification Representations”), or (b) the breach of any of the covenants of Investor contained herein to be performed following the Second Closing Date; provided that, in the case of the immediately preceding clause (a), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of such representation or warranty as set forth in Section 5.7; provided, further, that, for purposes of determining when an indemnification claim has been made, the date upon which a Company Related Party shall have given written notice (stating in reasonable detail the basis of the claim for indemnification) to Investor in accordance with the terms and conditions of this Agreement shall constitute the date upon which such claim has been made.

SECTION 5.3 Limitations to Indemnification.

(a) The maximum amount of indemnifiable Losses that may be recovered from the Company or from Investor, as applicable, shall be an amount equal to the Purchase Price, provided that the maximum amount of indemnifiable Losses that may be recovered from Investor shall not exceed an amount equal to the Purchase Price.

(b) No party hereto shall have any liability for Losses pursuant to Section 5.1 or Section 5.2 for any indirect, consequential, exemplary or punitive damages, except for (i) such damages that are paid to a third party in connection with a Third Party Claim and (ii) consequential or indirect damages that are reasonably foreseeable.

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) no Indemnified Party or any of its Affiliates will be entitled to recover more than one time for any particular Losses under this Agreement and (ii) to the extent an Indemnifying Party has paid any Losses under this Agreement to any Indemnified Party, no other Indemnified Party shall be entitled to recover the same Losses in respect of the claims for which such Losses were paid.

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(d) Each Indemnified Party shall make reasonable efforts to mitigate or minimize all Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder and, if an Indemnified Party fails to use commercially reasonable efforts to so mitigate any indemnifiable Losses under this sentence, the Indemnifying Party that would otherwise have an indemnity obligation hereunder with respect to such Losses shall have no liability for any portion of such Losses that reasonably would have been avoided or mitigated had the Indemnified Party made such efforts.

SECTION 5.4 Indemnification Procedure.

(a) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the party from whom indemnification is sought in accordance with the terms and conditions of this Agreement prior to the expiration of the Survival Period; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification that it may claim in accordance with this Article V unless and to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) Promptly after any Company Related Party or Investor Related Party (in such context, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder from, or the commencement of any action, suit or proceeding by, a person unaffiliated with either party or its respective Affiliates, which claim the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each, a “Third Party Claim”), the Indemnified Party shall give the indemnitor hereunder (in such context, the “Indemnifying Party”) written notice of such Third Party Claim prior to the expiration of the Survival Period identifying the nature and the basis of such Third Party Claim to the extent then known, but failure or delay to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay. The Indemnifying Party shall have the right to assume and control the defense of, and settle, at its own expense and by its own counsel, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith and irrevocably agrees to provide indemnification hereunder, provided, that notwithstanding anything to the contrary in this Section 5.4, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and to the extent the Indemnifying Party has assumed the defense, shall transfer control of such defense to the Indemnified Party) if (i) such Third Party Claim seeks equitable relief or such Third Party Claim involves a criminal action, (ii) the Indemnifying Party shall not have assumed the defense of such Third Party Claim within ten (10) Business Days of receipt of notice of such claim for indemnity or (iii) such Third Party Claim exceeds the Purchase Price. If the Indemnifying Party undertakes to assume and control the defense or settle such Third Party Claim, it shall promptly, and in no event later than ten (10) Business Days after notice of such claim, notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate in good faith with the Indemnifying Party and its counsel in all reasonable respects in the defense thereof or the settlement thereof. Subject to the requirements of applicable Law, any material agreement pursuant to which the Indemnified Party or the Indemnifying Party is bound and the applicability of attorney-client privilege, such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. The Indemnifying Party shall bear all reasonable and documented out-of-pocket costs of the Indemnified Party associated with such cooperation by the Indemnified Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend

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or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense in good faith, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its own expense, to participate in the defense of such asserted liability and any negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has, within ten (10) Business Days of when the Indemnified Party provides written notice of a Third Party Claim, failed to (x) assume the defense or settlement of such Third Party Claim, and (y) notify the Indemnified Party of such assumption, or (B) the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be one or more reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then, in each case, the Indemnified Party shall have the right to select one (1) separate counsel and, upon prompt notice to the Indemnifying Party, to assume such settlement or legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any provision of this Agreement to the contrary, the Indemnifying Party shall not settle any indemnifiable claim hereunder without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not contain any admission of wrongdoing by, the Indemnified Party.

SECTION 5.5 Exclusive Remedy. After the Second Closing Date, the sole and exclusive remedy for any and all Losses related to the breach of any Indemnification Representation or any covenant to be performed following the Second Closing Date shall be the rights of indemnification set forth in this Article V only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by Law. Notwithstanding anything in the foregoing to the contrary, nothing in this Agreement shall limit or otherwise shall limit or otherwise restrict a Fraud claim brought by any party hereto or the right to seek specific performance pursuant to Section 7.7.

SECTION 5.6 Tax Matters. All indemnification payments under this Article V shall be treated as adjustments to the Purchase Price for tax purposes, except as otherwise required by applicable Law.

SECTION 5.7 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall survive for twelve (12) months following the Second Closing Date (the “Survival Period”). All of the covenants or other agreements of the parties contained in this Agreement to be performed on or prior to the Second Closing Date shall terminate on the Second Closing Date. All covenants or agreements of the parties contained in this Agreement to be performed at, as of, or following the Second Closing Date shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

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ARTICLE VI

TERMINATION

SECTION 6.1 Termination. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Company and Investor;

(b) by either the Company or Investor if the Equity Purchase Closing shall not have occurred on or before May 29, 2026; provided, that, at such time, the Company shall have the right to terminate the Merger Agreement pursuant to Section 10.1(b)(i) thereof; provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any party if the failure of such party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing to occur by such date;

(c) by either the Company or Investor, at such date and time as the Merger Agreement is terminated in accordance with its terms, in which case the Company shall promptly notify Investor of such termination of the Merger Agreement; or

(d) by either the Company or Investor if any Governmental Entity shall have issued an injunction or other ruling prohibiting the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents and such injunction or other ruling shall not be subject to appeal or shall have become final and unappealable.

SECTION 6.2 Effect of Termination. In the event of any termination of this Agreement in accordance with Section 6.1, neither party (or any of its Affiliates) shall have any liability or obligation to the other (nor any of its Affiliates) under or in respect of this Agreement, except to the extent of (a) any liability arising from any willful and material breach by such party of its obligations of this Agreement arising prior to such termination, and (b) any Fraud or intentional or willful breach of this Agreement. In the event that this Agreement is terminated under Section 6.1, all further obligations of the parties under this Agreement, other than pursuant to Section 3.3, Section 3.4, this Section 6.2 and Article VII and the definitions of all defined terms appearing in such sections, will be terminated without further liability of any party to any other party.

ARTICLE VII

DEFINITIONS AND MISCELLANEOUS

SECTION 7.1 Interpretation; Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex, letter and schedule references not attributed to a particular document shall be references to such exhibits, annexes, letters and schedules to this Agreement. In addition, the following terms are ascribed the following meanings:

(a) the word “or” is not exclusive;

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(b) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(c) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(d) “Affiliate” of any Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise).

(e) “Ancillary Documents” means the Investor Rights Agreement, the Registration Rights Agreement and each other agreement, document, instrument, schedule or certificate contemplated by this Agreement to be executed by the Company and Investor or its Affiliates in connection with the transactions contemplated hereunder.

(f) “Beneficial Owner,” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

(g) “Board of Directors” means Board of Directors of the Company.

(h) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City, Orlando, Florida or Dallas, Texas are authorized or required by law to remain closed (other than Lincoln’s Birthday or Election Day, which shall be considered Business Days).

(i) “Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, as filed on September 8, 1997, as amended by that First Certificate of Amendment, dated as of August 27, 1999, as amended by that Second Certificate of Amendment, dated as of December 11, 2020, as amended by that Third Certificate of Amendment, dated as of November 3, 2021, as amended by that Fourth Certificate of Amendment, dated as of November 9, 2021, as amended by that Fifth Certificate of Amendment, dated as of June 15, 2023, as amended by that Sixth Certificate of Amendment, dated as of March 21, 2024, as amended, supplemented, corrected and in effect on the date hereof.

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(j) “Company Reports” means the forms, documents, statements, schedules and reports publicly available, filed with or furnished by the Company to, as applicable, the SEC since January 1, 2023, including any amendments thereto.

(k) “Consents” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, or filing of, with or to any Person.

(l) “Conversant” means, together, Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, each a Delaware limited partnership.

(m) “Equity Purchase” has the meaning set forth in the Merger Agreement.

(n) “Equity Purchase Closing” has the meaning set forth in the Merger Agreement.

(o) “Equity Purchase Effective Time” has the meaning set forth in the Merger Agreement.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Existing Investor Rights Agreement” means the Investor Rights Agreement, dated as of November 3, 2021, by and among the Company, Conversant and Silk Partners, as amended, restated or modified from time to time.

(r) “Existing Registration Rights Agreement” means the Registration Rights Agreement, dated as of November 3, 2021, by and between the Company and Conversant, as amended, restated or modified from time to time.

(s) “First Closing Date” has the meaning set forth in the Merger Agreement.

(t) “Fraud” means knowing and intentional misrepresentation by a party hereto with respect to the making of any representations and warranties set forth in this Agreement.

(u) “Governmental Approvals” means any Consent of, made with or obtained from, any Governmental Entity.

(v) “Governmental Entity” means any nation or government or multinational body, any state, agency, commission, or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government, any stock exchange or self-regulatory entity supervising, organizing and supporting any stock exchange.

(w) “Increased Authorized Share Number” means 100,000,000 shares of Common Stock.

(x) “Law” or “Laws” means all laws, statutes, ordinances, rules, regulations, binding guidance documents, judgments, injunctions, orders and decrees.

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(y) “Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, escheat, encroachment, lien, charge of any kind, option, easement, purchase right, right of first refusal, right of pre-emption, conditional sale agreement, covenant, condition or other similar restriction (including restrictions on transfer) or any agreement to create any of the foregoing.

(z) “NYSE” means New York Stock Exchange.

(aa) “Person” means any individual, corporation, partnership, limited liability company, association or trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(bb) “Requisite Vote” means pursuant to Section 242(d)(2) of the Delaware General Corporation Law, the number of votes cast in favor of the Charter Amendment by the holders of outstanding shares of Common Stock entitled to vote thereon exceeds the number of votes cast by such holders against the Charter Amendment.

(cc) “SEC” means the U.S. Securities and Exchange Commission.

(dd) “Second Closing Date” has the meaning set forth in the Merger Agreement.

(ee) “Second Merger” has the meaning set forth in the Merger Agreement.

(ff) “Second Merger Effective Time” has the meaning set forth in the Merger Agreement.

(gg) “Securities Act” means the Securities Act of 1933, as amended.

(hh) “Subsidiary” or “Subsidiaries” means, with respect to any Person, another Person of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

SECTION 7.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy, facsimile or e-mail (so long as such transmission does not generate an error message or notice of non-delivery, and in the case of e-mail, subject to a non-automated e-mail from the recipient confirming receipt), (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

c/o Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention:  Tabitha Bailey

Email:    tabitha.bailey@sonidaliving.com

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with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

New York, New York 10019

Attention:  Beth E. Berg

      Michael P. Heinz

Email:    bberg@sidley.com

      mheinz@sidley.com

if to Investor, to:

Silk Partners, LP

810 Seventh Avenue, 28th Floor

New York, New York 10019

Attention: Shmuel Lieberman

Email: slieberman@gfinv.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph Shenker

Email: shenkerj@sullcrom.com

SECTION 7.3 Amendment; Waiver. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

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SECTION 7.4 Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party; provided, however, that Investor may, without the prior written consent of the other party, assign its rights, interests and obligations under this Agreement, in whole or in part, to an Affiliate, and, in the event of such assignment, the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned; provided, however, that such assignment shall, without further action by the Company, relieve Investor of its obligations to purchase Shares and pay the Purchase Price hereunder only (a) to the extent such obligations are assigned to and assumed by such assignee (the “Assigned Purchase Price Payment Obligation”) and (b) if the assignee executes and delivers to the Company a joinder to this Agreement in the form of Exhibit D (the “Joinder”) pursuant to which, the assignee shall (i) make, severally and not jointly with respect to solely itself, each of the representations and warranties provided by Investor pursuant to Section 2.2 (including Section 2.2(d)) and (ii) assume and agree to perform all of the obligations of Investor hereunder (except that with respect to obligations of Investor to purchase Shares and pay the Purchase Price hereunder, such assumption and agreement to perform shall be limited to the Assigned Purchase Price Payment Obligation), it being agreed that thereafter Investor shall have no liability in respect of assignee’s representations and warranties provided pursuant to Section 2.2. Upon delivery of the Joinder to the Company, Exhibit A shall be updated accordingly.

SECTION 7.5 Applicable Law; Consent to Jurisdiction. This Agreement and any disputes arising out of or relating to this Agreement and the transactions contemplated hereby (whether in contract, tort, or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law principles of the State of Delaware or otherwise that would result in the application of any laws other than the laws of the State of Delaware. The parties hereby (a) irrevocably and unconditionally consent to submit to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby and (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by Law. The parties hereby irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such Designated Court or that any such action, suit or proceeding which is brought in any such Designated Court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.2 shall be deemed effective service of process on such party.

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SECTION 7.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER IN THIS SECTION 7.6.

SECTION 7.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties shall be entitled to, in addition to the other remedies provided herein, specific performance of this Agreement and to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court in the State of Delaware in addition to the other remedies to which such parties are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law.

SECTION 7.8 Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Agreement.

SECTION 7.9 Expenses.

(a) On the Second Closing Date, the Company agrees to pay, reimburse and hold Investor harmless from liability for the payment of all reasonable and documented legal and other out-of-pocket fees and expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated hereby; provided that the maximum amount of all such reimbursable fees, costs and expenses shall not exceed $200,000 in the aggregate. An estimate of the fees and expenses of third parties may be paid by checks delivered or wire transfers to such parties on the Second Closing Date by Investor, the amount of such checks or wire transfers being deducted from the aggregate amount to be paid by Investor at the Closing for Shares to be purchased by Investor hereunder.

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(b) In the event that the Merger Agreement is terminated and the Company receives the Company Termination Fee (as defined in the Merger Agreement) pursuant to Section 10.3(b) of the Merger Agreement, the Company shall pay, or cause to be paid, to Investor an amount equal to one and a half percent (1.5%) of the amount of the Company Termination Fee by wire transfer of U.S. dollars in immediately available funds to the account specified by Investor to the Company within two (2) Business Days after the receipt of the Company Termination Fee by the Company.

SECTION 7.10 Successors and Assigns. This Agreement shall inure to the benefit of the parties, and shall be binding upon the parties and their respective successors, permitted assigns, heirs and legal representatives.

SECTION 7.11 No Third Party Beneficiaries. Nothing in this Agreement will confer any rights upon any person that is not a party or a successor or permitted assignee of a party to this Agreement; provided, that notwithstanding anything to the contrary in this Agreement (including Section 7.7) or the Merger Agreement, it is acknowledged and agreed that CNL shall have third party beneficiary rights hereunder to an injunction, specific performance, or other equitable remedies to enforce Investor’s obligations to consummate the transactions contemplated by this Agreement only if the following requirements are satisfied: (i) all of the conditions to consummate the transactions contemplated by this Agreement as set forth in Article IV have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at such closing (but subject to such conditions being capable of being satisfied or waived at such closing)), (ii) the Debt Financing (as defined in the Merger Agreement) has been funded in accordance with the terms and conditions thereof, or will be funded in accordance with the terms and conditions thereof at the Equity Purchase Closing, and (iii) CNL has irrevocably confirmed to the Company in writing (and not revoked such notice) that if the Debt Financing is funded and the transactions contemplated by this Agreement are consummated, then the Equity Purchase Closing shall occur.

SECTION 7.12 Entire Agreement. This Agreement, together with the Ancillary Documents, and the Merger Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, statements, representations and warranties, oral or written, express or implied, between the parties and their respective Affiliates, representatives and agents in respect of such subject matter.

SECTION 7.13 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 7.14 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SONIDA SENIOR LIVING, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SILK PARTNERS, LP

By: Siget NY Partners, LP, its general partner

By: 1271 Associates, LLC, general partner of Siget NY Partners, LP

By:	/s/ Seymour Pluchenik
Name: Seymour Pluchenik
Title: Managing Member

[Signature Page to Investment Agreement]

EXHIBIT A

Investor, Number of Shares and Purchase Price

Investor Name	Number of Shares	Purchase Price
Silk Partners, LP	373,972	$10,000,011.28

Total	373,972	$10,000,011.28

EXHIBIT B

INVESTOR RIGHTS AGREEMENT

(Attached.)

AGREED FORM

AMENDED AND RESTATED

INVESTOR RIGHTS AGREEMENT

BY AND AMONG

SONIDA SENIOR LIVING, INC.,

SILK PARTNERS, LP,

CONVERSANT DALLAS PARKWAY (A) LP,

CONVERSANT DALLAS PARKWAY (B) LP,

CONVERSANT DALLAS PARKWAY (D) LP,

CONVERSANT DALLAS PARKWAY (F) LP,

CONVERSANT PIF AGGREGATOR A LP,

CPIF SPARTI SAF, L.P.,

AND

CPIF K CO-INVEST SPT A, L.P.

dated as of [___], 2026

B-i

INDEX OF DEFINED TERMS

Affiliate	Section 7(d)
Agreement	Recitals
as-converted basis	Section 7(e)
Backstop Agreement	Recitals
Beneficial Owner	Section 7(f)
Beneficial Ownership	Section 7(f)
Beneficial Ownership Threshold Date	Section 7(g)
Beneficially Own	Section 7(g)
Board of Directors	Section 7(h)
Business Day	Section 7(i)
Bylaws	Section 7(j)
Certificate of Designations	Section 7(k)
Certificate of Incorporation	Section 7(l)
Closing	Recitals
Closing Date	Section 7(m)
Common Stock	Section 7(n)
Company	Recitals
Conversant Investment Agreement	Recitals
Conversant Investors	Recitals
Conversant Parties	Section 1(a)(i)
Conversant PIF	Recitals
Derivative Instruments	Section 7(o)
Designated Court	Section 8(g)
Designated Courts	Section 8(g)
Encumbrance	Section 7(p)
Equity Securities	Section 7(q)
Exchange Act	Section 7(r)
herein	Section 7(c)
hereof	Section 7(c)
hereunder	Section 7(c)
include	Section 6(b)

included	Section 7(b)
includes	Section 6(b)
including	Section 7(b)
Indebtedness	Section 7(s)
Information	Section 6
Investment Agreements	Recitals
Investor	Preamble
Investor A	Recitals
Investor B	Recitals
Investor Board Representative	Section 1(b)
Investor D	Recitals
Investor F	Recitals
Investor Holder	Section 5(b)
NYSE	Section 1(a)(i)
or	Section 7(a)
Original Agreement	Recitals
Original Closing	Recitals
Original Investor Rights Agreement	Recitals
Originals Conversant Investors	Recitals
Person	Section 7(t)
Preemptive Rights Issuance	Section 5(a)
Preemptive Rights Notice	Section 5(b)
Representatives	Section 6
Rights Offering	Recitals
SEC	Section 1(a)(i)
Series A Preferred Stock	Recitals
Silk Investment Agreement	Recitals
Silk Investor	Recitals
Silk Parties	Section 7(u)
Subsidiary	Section 7(v)
Transfer	Section 7(w)
without limitation	Section 7(b)

B-ii

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2026, by and among (i) Sonida Senior Living, Inc., a Delaware corporation (the “Company”), (ii) Silk Partners, LP (the “Silk Investor”), (iii) Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Investor A”), (iv) Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Investor B”), (v) Conversant Dallas Parkway (D) LP, a Delaware limited partnership (“Investor D”), (vi) Conversant Dallas Parkway (F) LP, a Delaware limited partnership (“Investor F”), (vii) Conversant PIF Aggregator A LP, a Delaware limited partnership (“Conversant PIF”), (viii) CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), and (ix) CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with Investor A, Investor B, Investor D, Investor F, Conversant PIF, and CPIF, collectively, the “Conversant Investors”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 7 hereof.

WHEREAS, on October 1, 2021, the Company, Investor A and Investor B (the “Original Conversant Investors”) entered into an Amended and Restated Investment Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original Agreement”), pursuant to which the Original Conversant Investors agreed, subject to the terms and conditions thereof, to purchase and the Company in a private placement agreed to sell, shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Company and shares of Common Stock;

WHEREAS, on October 1, 2021, the Company, the Silk Investor and certain other stockholders of the Company entered into that certain Rights Offering Backstop and Participation Agreement (the “Backstop Agreement”), pursuant to which the Silk Investor agreed, subject to the terms and conditions thereof, to fully participate in, and partially backstop, the rights offering contemplated by the Original Agreement (the “Rights Offering”);

WHEREAS, in connection with the closing of the transactions contemplated by the Original Agreement (the “Original Closing”), on November 3, 2021, the Company, the Silk Investor and the Original Conversant Investors entered into an Investor Rights Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original Investor Rights Agreement”);

WHEREAS, on November 4, 2025, (i) the Company, Conversant PIF, CPIF, Investor A and CPIF K entered into that certain Investment Agreement (the “Conversant Investment Agreement”), and (ii) the Company and the Silk Investor entered into a substantially similar Investment Agreement (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, the “Investment Agreements”), pursuant to which Conversant PIF, CPIF, Investor A, CPIF K and the Silk Investor, as applicable, agreed to purchase, and the Company agreed to sell, additional shares of Common Stock and each party to each Investment Agreement agreed to enter into this Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by the Investment Agreements (the “Closing”), the parties hereto desire to amend and restate the Original Investor Rights Agreement in accordance with Section 8(c) thereof and enter into this Agreement to govern the rights, duties and obligations of the Company, the Silk Investor and Conversant Investors as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Board Matters.

(a) Investor Board Representatives.

(i) For so long as the Conversant Investors together with their Affiliates (the “Conversant Parties”) Beneficially Own at least 20% of the outstanding shares of Common Stock of the Company on an as-converted basis, Investor A shall have the right to designate three (3) designees for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled); provided, that one (1) of such designees shall be required to be “independent” in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) in effect at such time, as determined by the Nominating and Governance Committee of the Board of Directors.

(ii) For so long as the Conversant Parties Beneficially Own less than 20%, but at least 15%, of the outstanding shares of Common Stock of the Company on an as-converted basis, Investor A shall have the right to designate two (2) designees for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(iii) For so long as the Conversant Parties Beneficially Own less than 15% of the outstanding shares of Common Stock of the Company on an as-converted basis and prior to the Beneficial Ownership Threshold Date, Investor A shall have the right to designate one (1) designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(iv) Prior to the Beneficial Ownership Threshold Date, the Silk Investor shall have the right to designate one (1) designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors (which slate shall include a number of nominees equal to the number of director positions to be filled).

(v) Following the Beneficial Ownership Threshold Date, the rights of the Conversant Investors pursuant to this Section 1(a) shall terminate and Investor A shall not have the right to designate any directors for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to this Agreement. Following the Beneficial Ownership Threshold Date, the rights of the Silk Investors pursuant to this Section 1(a) shall terminate and the Silk Investor shall not have the right to designate any directors for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to this Agreement.

(b) Effective as of the Closing Date, (i) the Company shall cause [•], [•], [•] and [•] to be elected or appointed to the Board of Directors, to the extent not already on the Board of Directors; (ii) Investor A shall cause [•] and [•] to resign from the Board of Directors (and all committees thereof); and (iii) Silk shall cause [•] to resign from the Board of Directors (and all committees thereof). Commencing as of [•], [[•] and] [•] shall be [a] member[s] of Class I on the Board of Directors, [•] shall be a member of Class II on the Board of Directors and [[•] and] [•] shall be [a] member[s] of Class III on the Board of Directors. For so long a party has the right to designate a designee for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors pursuant to Section 1(a) (each, an “Investor Board Representative”), the Company shall cause each Investor Board Representative to be elected or appointed to the Board of Directors (including, to the extent necessary, by expanding the size of the Board of Directors and appointing a number of Investor Board Representatives to the Board of Directors sufficient to maintain the number of Investor Board Representatives set forth in Section 1(a) on the Board of Directors (and, to the extent necessary, calling a special meeting of the Company’s shareholders for the purpose of amending the Company’s Certificate of Incorporation to allow such expansion)), in each case, subject to satisfaction of all applicable requirements under applicable law, the NYSE rules and the Bylaws and Certificate of Incorporation. For so long as the Conversant Parties Beneficially Own at least 5% of the outstanding shares of Common Stock on an as-converted basis, Investor A shall be entitled to designate the chairperson of the Board of Directors, who effective as of the Closing Date shall be [•].

(c) The Company’s obligations to have any Investor Board Representative designated pursuant to Section 1(a) nominated for election or appointed to the Board of Directors will be subject to satisfaction of all legal and governance requirements regarding service as a director of the Company under applicable law, the Bylaws and Certificate of Incorporation and, for all such appointments or elections after the election or appointment of the initial Investor Board Representatives, to the reasonable approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the Nominating and Governance Committee of the Board of Directors. Investor A shall be entitled, for so long as the Conversant Parties Beneficially Own at least 10% of the outstanding shares of Common Stock on an as-converted basis, to designate one (1) independent member of the Nominating and Governance Committee of the Board of Directors in accordance with the applicable rules and regulations of the SEC and the NYSE in effect at such time. If the Nominating and Governance Committee of the Board does so not approve a designee, Investor A or the Silk Investor (as applicable that made such designation) will have the exclusive right to designate a replacement who shall be treated for all purposes as such person’s designee hereunder, subject to the approval process described in this Section 1(c). The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines in effect from time to time.

(d) So long as Investor A or the Silk Investor has the right to designate an Investor Board Representative to the Board of Directors, members of the Board of Directors other than the Investor Board Representative(s) shall have the exclusive right to designate persons on behalf of the Board of Directors for election at annual stockholders meetings for, or to fill vacancies in, all director positions, other than the Investor Board Representative(s).

(e) Subject to this Section 1, so long as Investor A has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors, the Company shall not, without the prior written approval of Investor A, (i) increase the size of the Board of Directors in excess of nine (9) members or (ii) decrease the size of the Board of Directors if such decrease would require the resignation of an Investor Board Representative nominated by Investor A from the Board of Directors.

(f) The Company will reimburse the Investor Board Representatives for their respective reasonable and documented out-of-pocket expenses incurred in connection with travel to or from and attendance at each meeting of the Board of Directors. Each Investor Board Representative shall be entitled to receive the same director compensation as each other non-executive director of the Board of Directors. Each of Investor A and the Silk Investor agree, upon the Company’s request, to timely provide the Company with accurate and complete information relating to each Investor Board Representative nominated by such party as may be required to be disclosed by the Company under the Exchange Act and the rules and regulations promulgated thereunder.

(g) Notwithstanding any rights to be granted with respect to the Investor Board Representatives hereunder, the Board of Directors may exclude any Investor Board Representative from access to any Board of Directors or committee materials or information or meeting or portion thereof or written consent if the Board of Directors determines, in good faith, including such Investor Board Representative in discussions relating to such determination (but not requiring the affirmative vote of such Investor Board Representative), that such access would reasonably be expected to result in a conflict of interest with the Company; provided, that such exclusion shall be limited to the portion of the Board of Directors or committee material or information and/or meeting or written consent that is the basis for such exclusion and shall not extend to any portion of the Board of Directors or committee material and/or meeting that does not involve or pertain to such exclusion and provided further that such Investor Board Representatives shall not be included in discussions relating to such determination if the Board of Directors is advised by legal counsel that such inclusion would not be appropriate or advisable.

(h) Subject to Section 1(c), for so long as Investor A or the Silk Investor has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election, the Company and the Nominating and Governance Committee of the Board of Directors shall take such action as is required under applicable law, the rules and regulations in effect at such time of the NYSE or such other market on which the Common Stock is then listed or quoted or under the Bylaws or Certificate of Incorporation to include on the Board of Directors or in the slate of nominees recommended by the Board of Directors such person nominated pursuant to Section 1. The Company shall use its reasonable best efforts to have the Investor Board Representatives elected as directors of the Company and the Company shall solicit proxies for such persons to the same extent as it does for any of its other nominees to the Board of Directors.

(i) For so long as Investor A or the Silk Investor has the right to designate an Investor Board Representative, in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of an Investor Board Representative, Investor A or the Silk Investor (as applicable) may designate another individual to be elected to fill the vacancy created thereby, and the Company hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same.

(j) So long as Investor A or the Silk Investor has the right to designate an Investor Board Representative for inclusion in the Company’s slate of individuals nominated for election to the Board of Directors, any transaction, agreement, contract or other arrangement (including without limitation, with respect to Investor A, any mandatory conversion pursuant to Section 7 of the Certificate of Designations and any optional redemption of the Series A Preferred Stock pursuant to the Certificate of Designations) by and among the Company or any of its Subsidiaries, on the one hand, and any the Conversant Investors or the Silk Investor or their respective Affiliates, on the other hand, shall solely require the approval of a majority of the independent and disinterested directors (which, for the avoidance of doubt, in the case of Investor A may include any Investor Board Representative designated by the Silk Investor and in the case of the Silk Investor may include any Investor Board Representatives designated by Investor A). Investor A and the Silk Investor shall notify and fully inform the full Board of Directors of any actual or potential conflict of interest that arises due to any such proposed transaction, agreement, contract or other arrangement with such party or its Affiliates.

(k) In the event that Investor A or the Silk Investor ceases to have the right to designate a director pursuant to Section 1(a) (or the number of directors which Investor A has the right to designate is reduced in accordance with the terms of Section 1(a)), any applicable Investor Board Representative will not be required to resign (and Investor A or the Silk Investor (as applicable) will not be required to cause them to resign), and such Investor Board Representative shall continue to serve until the next regularly scheduled annual stockholders meeting at which directors are to be elected, and the related rights, including pursuant to Section 1(d), shall continue to apply until such time. All obligations of the Company pursuant to this Section 1 relating to any such Investor Board Representative shall not apply to such election or at any time thereafter.

2. No Transfer Restrictions. As of the date hereof, none of the Equity Securities issued by the Company and held by Investors are subject to any restrictions on transfer pursuant to an agreement with the Company.

3. Standstill

(a) For a period of eighteen (18) months from the date of this Agreement, each Conversant Investor and the Silk Investor shall not, and shall cause its Affiliates not to, directly or indirectly:

(i) effect or seek, offer or propose to effect, or announce any intention to effect or cause or participate in (A) any shareholder proposal to be considered by the stockholders of the Company or take any action to nominate any person for membership on the Board of Directors (other than an Investor Board Representative), or take any action to remove any director (other than an Investor Board Representative) from the Board of Directors of the Company or to change the composition of the Board of Directors of the Company or (B) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote, or seek to influence any Person with respect to the voting of, shares of Common Stock, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to Common Stock; provided, that the foregoing shall not restrict such Conversant Investor’s or Silk Investor’s right to vote its Common Stock in its sole discretion or any Investor Board Representative from acting in such Investor Board Representative’s capacity as a member of the Board of Directors (or any committee thereof); or

(ii) initiate or propose a call for any special meeting of the Company’s shareholders.

4. Consent Rights. So long as the Conversant Parties Beneficially Own at least 15% of the outstanding shares of Common Stock on an as-converted basis, the Company shall not, without the prior approval or written consent of Investor A (such approval or consent not to be unreasonably withheld, conditioned or delayed):

(a) materially change the principal business of the Company, enter into new lines of business or exit the Company’s current line of business;

(b) enter into an agreement with respect to, or consummate, any acquisition (whether by merger, stock purchase, asset purchase or otherwise) of another business or Person involving the payment, contribution or assignment by or to the Company or its subsidiaries of money or assets in an amount exceeding $10,000,000;

(c) with respect to the Company only, issue Equity Securities of the Company that, assuming full conversion or exercise of convertible and exercisable securities, would represent in the aggregate either (i) a value equal to or greater than 20% of the Company’s outstanding shares of Common Stock on an as-converted basis as of the date of the Original Investor Rights Agreement or (ii) a number of shares of Common Stock equal to or greater than 20% of the number of shares of Common Stock outstanding on an as-converted basis as of the date of the Original Investor Rights Agreement;

(d) sell or otherwise Transfer Equity Securities of any Subsidiary of the Company to a Person other than the Company or a wholly owned Subsidiary of the Company and with respect to any Subsidiary of the Company, issue or sell any Equity Securities of such Subsidiary to a Person other than the Company or a wholly owned Subsidiary of the Company;

(e) enter into an agreement with respect to (or otherwise consummate) a Change of Control (as defined in the Certificate of Designations);

(f) consummate any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company or file a petition under bankruptcy or insolvency law;

(g) purchase or redeem or make any distribution or declare any dividend on Equity Securities of the Company or any of its Subsidiaries ranking junior to the Series A Preferred Stock other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock or in which the Series A Preferred Stock participates pursuant to the Certificate of Designations, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases or redemptions if at such time any accrued dividends on the Series A Preferred Stock have been paid in full in cash;

(h) other than refinancings of existing Indebtedness on substantially the same commercial terms, for any given calendar year, incur Indebtedness such that the aggregate amount of Indebtedness of the Company and its Subsidiaries immediately after such incurrence is in excess of 105% of the aggregate amount of Indebtedness of the Company and its Subsidiaries in the prior year as of December 31; and

(i) with respect to the Company only, authorize, create, classify, reclassify or issue any Parity Stock (as defined in the Certificate of Designations), any additional shares of Series A Preferred Stock (other than as contemplated by the Original Investment Agreement) or Senior Stock (as defined in the Certificate of Designations).

5. Preemptive Rights.

(a) So long as the Conversant Parties Beneficially Own at least 14.9% of the outstanding shares of Common Stock on an as-converted basis, each Conversant Investor will have the preemptive rights set forth in this Section 5 with respect to any issuance of any Equity Securities that are issued after the date hereof (any such issuance, other than those described in clauses (i) through (vi) below, a “Preemptive Rights Issuance”), except for (i) issuances of any shares of Common Stock or options or rights to purchase such shares or other form of equity-based or equity-related awards (including restricted stock units) to employees (or prospective employees who have accepted an offer of employment), directors or consultants, or pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs in effect as of the Closing Date, or thereafter adopted by the Board of Directors, (ii) issuances of securities pursuant to any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or any other direct or indirect acquisition by the

Company, whereby the Company’s securities comprise, in whole or in part, the consideration paid by the Company in such transaction, which transaction has been approved by the Board of Directors and, to the extent then applicable, approved by Investor A in accordance with Section 4, (iii) issuances of shares of Common Stock upon conversion or exercise of any preferred stock, option or Derivative Instrument, in each case, outstanding as of the Closing Date or if issued after the Closing Date, were either exempt from Investor A’s rights under this Section 5(a) or were offered to the Conversant Investors in accordance with this Section 5, (iv) by reason of a dividend, stock split or other distribution of Common Stock, (v) issuances of any shares of Series A Preferred Stock pursuant to the terms of the Original Agreement (including issuances of Common Stock upon conversation of such shares of Series A Preferred Stock in accordance with the Certificate of Designations), or (vi) issuances of any Equity Securities with respect to which Investor A waives in writing the rights of all of the Conversant Investors pursuant to this Section 5.

(b) If the Company at any time, or from time to time, effects a Preemptive Rights Issuance, the Company shall give prompt written notice to the Conversant Investors and each of their Affiliates party to this Agreement that holds any Equity Securities of the Company (each, an “Investor Holder”) (but in no event later than ten (10) days prior to such issuance), which notice shall set forth the number and type of the securities to be issued, the issuance date, the offerees or transferees, the price per security, and all of the other terms and conditions of such issuance, which shall be deemed updated by delivery of the final documentation for such issuance to the Conversant Investors. Each Investor Holder may, by written notice to the Company (a “Preemptive Rights Notice”) delivered no later than ten (10) days after receipt of the Preemptive Rights Notice, elect to purchase a number of securities specified in such Preemptive Rights Notice (which number may be any number up to but not exceeding the number of securities which, if divided by the sum of (i) such number of securities plus (ii) the number of securities issued in such Preemptive Rights Issuance, would represent a percentage that is equal to (A) the aggregate number of shares of Common Stock (on an as-converted basis if applicable) that such Investor Holder owns immediately prior to such Preemptive Rights Issuance, divided by (B) the total number of shares of Common Stock then outstanding on an as-converted basis), on the same terms and conditions as such Preemptive Rights Issuance (it being understood and agreed that the price per security that the Investor Holders shall pay shall be the same as the price per security set forth in the Preemptive Rights Notice); provided, that any Investor Holder shall not be entitled to acquire any such shares of Common Stock to the extent the issuance of such Common Stock to such Investor Holder would require approval of the stockholders of the Company pursuant to the rules and listing standards of NYSE, in which case the Company may consummate the proposed issuance prior to obtaining approval of the stockholders of the Company (subject to compliance by the Company with Section 5(d)). If an Investor Holder exercises its preemptive rights hereunder with respect to such Preemptive Rights Issuance, the Company shall (or shall cause such Subsidiary to) issue to such Investor Holder (or its designated Affiliate(s)) the number of securities specified in such Preemptive Rights Notice promptly thereafter (and provided that, if such Investor Holder shall have so notified the Company at least three Business Days prior to the issuance date set forth in the Company’s notice, at such Investor Holder’s election such purchase and sale shall occur on the same date as, or substantially concurrently with, the Preemptive Rights Issuance).

(c) The election by any Investor Holder not to exercise its preemptive rights hereunder in any one instance shall not affect its right as to any future Preemptive Rights Issuances.

(d) Notwithstanding anything to the contrary in this Agreement, in the event that any Investor Holder exercises its preemptive rights pursuant to this Section 5 and the purchase or issuance of such securities would require the Company to obtain approval of its stockholders pursuant to the listing rules of the NYSE or such national securities exchange that the Common Stock is listed upon, if any, the Company and the Investor Holder will use their respective commercially reasonable efforts to negotiate in good faith the terms of any such transaction, including without limitation the terms of any securities of the Company issued pursuant to such transaction to the Investor Holder, such that the issuance to the Investor Holder would not require such stockholder approval while providing the Investor Holder and/or its Affiliates with substantially similar benefits and rights of such securities issued in the Preemptive Rights Issuance.

6. Confidentiality. Each Conversant Investor and the Silk Investor will hold, and will cause its respective Affiliates and their respective directors, managers, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary in connection with any reasonably necessary regulatory approval, examination or inspection or unless disclosure is requested or required by judicial or administrative process or by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange (in which case, other than in connection with a disclosure in connection with a routine audit or examination by, or document request from, a regulatory or self-regulatory authority, bank examiner or auditor, the party disclosing such information shall provide the other party with prior written notice of such permitted disclosure to the extent legally permitted), all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the Company furnished to such party by or on behalf of the Company or its representatives (except to the extent that such information (a) was previously known by such party from other sources, provided that such source was not known by such party to be bound by a contractual, legal or fiduciary obligation of confidentiality to the other party in relation to such information, (b) becomes available to the public through no violation of this Section 6 by such party, (c) is later lawfully acquired from other sources by the party to which it was furnished, or (d) is independently developed without use of or reference to the Information), and neither party hereto shall release or disclose such Information to any other Person, except its directors, officers, employees, members, auditors, attorneys, financial advisors, financing sources and other consultants and advisors (“Representatives”) (it being understood that each Conversant Investor and the Silk Investor will be responsible for any breach of the terms of this Section 6 by any of its Representatives). Nothing herein shall prevent any Conversant Investor, the Silk Investor or any of their respective Affiliates which is a private equity or other investment fund from making customary disclosures to its current, future or potential investors, in each case so long as the recipient of such information is subject to a written confidentiality agreement, policy or obligation. Each Conversant Investor and the Silk Investor confirms that it is aware and that its Representatives have been advised that the United States securities laws prohibit any Person who has material non-public information about a company from purchasing or selling securities of such company on the basis of such information or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may purchase or sell such securities.

7. Interpretation; Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex, letter and schedule references not attributed to a particular document shall be references to such exhibits, annexes, letters and schedules to this Agreement. In addition, the following terms are ascribed the following meanings:

(a) the word “or” is not exclusive.

(b) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation.”

(c) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.

(d) “Affiliate” of any Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person; provided, however, that for purposes of this Agreement, the Company and its Subsidiaries shall not be deemed to be Affiliates of any of the Conversant Parties or the Silk Parties. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise).

(e) “as-converted basis” means, with respect to the Company’s outstanding Common Stock, on a basis in which all shares of Common Stock issuable upon conversion of the Series A Preferred Stock and conversion, exchange or exercise of any other security convertible into or exchangeable or exercisable for Common Stock, whether or not the Series A Preferred Stock or other convertible, exchangeable or exercisable security is then convertible, exchangeable or exercisable by the holder, are assumed to be then outstanding.

(f) “Beneficial Owner,” “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

(g) “Beneficial Ownership Threshold Date” means (i) on or prior to the date of the Company’s 2029 annual meeting of stockholders, the date on which the Conversant Parties or the Silk Parties, as applicable, Beneficially Own less than the lesser of (A) 4% of the outstanding shares of Common Stock of the Company on an as-converted basis or (B) [•]1 shares of Common Stock (proportionately adjusted for any subdivision or combination of Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise occurring after the Closing Date) and (ii) following the date of the Company’s 2029 annual meeting of stockholders, the date on which the Conversant Parties or the Silk Parties, as applicable, Beneficially Own less than 5% of the outstanding shares of Common Stock of the Company on an as-converted basis.

(h) “Board of Directors” mean the Board of Directors of the Company.

(i) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law to remain closed (other than Lincoln’s Birthday or Election Day, which shall be considered Business Days).

(j) “Bylaws” mean the Second Amended and Restated Bylaws of the Company, as modified by that certain First Amendment, effective as of November 15, 2021, and by that certain Second Amendment, effective as of March 26, 2024, and as may be further amended from time to time.

(k) “Certificate of Designations” means the Certificate of Designation, Preferences and Rights, filed with the Secretary of State of the State of Delaware with respect to the Series A Preferred Stock on November 3, 2021, as may be amended from time to time in accordance with applicable law, this Agreement and the terms thereof.

(l) “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as modified by the Certificate of Amendment dated August 27, 1999, the Certificate of Amendment dated December 11, 2020, the Certificate of Amendment dated November 3, 2021, the Certificate of Amendment dated November 9, 2021, the Certificate of Amendment dated June 15, 2023 and the Certificate of Amendment dated March 21, 2024, and as may be further amended from time to time in accordance with applicable law, the Certificate of Designations and this Agreement.

(m) “Closing Date” means [•].

(n) “Common Stock” means the Common Stock of the Company, par value $0.01 per share.

(o) “Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such derivative security conveys any voting rights in any Equity Security, (ii) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Security or (iii) other transactions that hedge the value of such derivative security.

[1]	To equal the number of shares of Common Stock held by the Silk Parties on the Closing Date.

(p) “Encumbrance” means any mortgage, commitment, transfer restriction, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, executorial attachment, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

(q) “Equity Securities” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of a corporation, and securities convertible into or exchangeable for any equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(s) “Indebtedness” means, with respect to any Person, without duplication (i) any indebtedness of such Person for borrowed money; (ii) any other indebtedness of such Person that is evidenced by a note, bond, debenture or similar instrument; (iii) all obligations of such Person under any financing leases; (iv) all liabilities secured by any Encumbrance on any real property owned by such Person even though such Person has not assumed or otherwise become personally liable for the payment thereof; (v) any obligation under any factoring, securitization or other similar facility or arrangement; (vi) any reimbursement obligation with respect to drawn letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities; (vii) any obligation issued or assumed as the deferred purchase price of property; (viii) all net obligations of such Person under interest rate, commodity, foreign currency and financial markets swaps, options, futures and other hedging obligations; and (ix) all guaranties of such Person in respect of Indebtedness of others.

(t) “Person” means any individual, corporation, partnership, limited liability company, association or trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(u) “Silk Parties” means the Silk Investor together with its Affiliates.

(v) “Subsidiary” means, with respect to any Person, another Person of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

(w) “Transfer” means (i) any direct or indirect sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), of any Equity Security or (ii) to enter into any Derivative Instrument, swap or any other contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Equity Security, whether any such Derivative Instrument, swap, contract, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, no Transfer of any direct or indirect membership, partnership or other equity interest in a Conversant Investor or any of its Affiliates shall be deemed to be a Transfer of all or any portion of any Equity Securities of the Company held by such Person; provided, in each case, after such Transfer of any direct or indirect membership, partnership or other equity interest in such Conversant Investor or any of its Affiliates, such Conversant Investor or Affiliate shall remain an Affiliate of Conversant Capital LLC.

8. Miscellaneous.

(a) Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (i) on the date of delivery if delivered personally or electronic mail (so long as such transmission does not generate an error message or notice of non-delivery), (ii) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (iii) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention:  Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

New York, New York 10019

Attention:  Beth E. Berg

      Michael P. Heinz

Email: bberg@sidley.com

   mheinz@sidley.com

if to Investors, to:

c/o Conversant Capital LLC

25 Deforest Avenue

Summit, New Jersey 07901

Attention:  Paul Dumaine

      Robert Grove

Email: pdumaine@conversantcap.com

rgrove@conversantcap.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention:  John M. Bibona

Email: john.bibona@friedfrank.com

if to the Silk Investor, to:

Silk Partners, LP

810 Seventh Avenue, 28th Floor

New York, New York 10019

Attention: Shmuel Lieberman

Email: slieberman@gfinv.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph Shenker

Email: shenkerj@sullcrom.com

(b) Entire Agreement; Effectiveness. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof. This Agreement shall be automatically effective as of the Closing, without further action by any party hereto. If the Conversant Investors Investment Agreement is terminated for any reason, then this Agreement shall be void and of no force and effect.

(c) Amendment; Waiver. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d) Assignment. This Agreement shall benefit and bind the respective transferees, successors and permitted assigns of the parties. Neither this Agreement, nor any of the rights, interests or obligations hereunder shall be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of Investor A (not to be unreasonably withheld, conditioned or delayed). Any purported assignment or other Transfer without such consent shall be void and unenforceable. The Conversant Investors, together, may assign all, but not less than all, of their rights, benefits and obligations hereunder in connection with a Transfer of a majority of the aggregate of the Series A Preferred Stock (or any shares of Common Stock issued upon conversion thereof) and Common Stock owned as of the Original Closing upon written notice to the Company. Upon any Transfer by the Conversant Investors of all of their rights, benefits and obligations hereunder, any reference to “Investor A” or “Conversant Investor,” as applicable (including as used in this Section 8(d)), shall refer to such transferee and the Conversant Investors shall cease to have any rights under this Agreement. Notwithstanding anything else to the contrary in this Agreement, with written notice to the Company, the Conversant Investors may at any time assign the rights of Investor A pursuant to Section 1 and Section 4 to any other Conversant Investor and upon any such assignment, any reference to “Investor A” shall refer to such other Conversant Investor.

(e) Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties. Notwithstanding anything to the contrary in this Agreement, to the extent that the NYSE or any other national securities exchange on which the Company’s securities are listed, requests the modification of any provision of Section 1(a) or Section 1(c) to allow the Company to comply with rules of or listing standards for the NYSE or any other national securities exchange on which the Company’s securities are listed, the parties hereto will cooperate in good faith to modify such provision to the extent necessary to comply with such rule or listing standard.

(f) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(g) Applicable Law; Consent to Jurisdiction. This Agreement and any disputes arising out of or relating to this Agreement and the transactions contemplated hereby (whether in contract, tort or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law principles of the State of Delaware or otherwise that would result in the application of any laws other than the laws of the State of Delaware. The parties hereby (a) irrevocably and unconditionally consent to submit to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby and (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by Law. The parties hereby irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such Designated Court or that any such action, suit or proceeding which is brought in any such Designated Court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8 shall be deemed effective service of process on such party.

(h) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER IN THIS SECTION 8(h).

(i) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

SONIDA SENIOR LIVING, INC.

By:
Name: Title:

[Signature Page to A&R Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (D) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to A&R Investor Rights Agreement]

CONVERSANT DALLAS PARKWAY (F) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT PIF AGGREGATOR A LP

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF SPARTI SAF, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF K CO-INVEST SPT A, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to A&R Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SILK PARTNERS, LP

By:
Name:
Title:

[Signature Page to A&R Investor Rights Agreement]

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

(Attached.)

AGREED FORM

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2026, by and among (i) Sonida Senior Living, Inc., a Delaware corporation (the “Company”), (ii) Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Investor A”), (iii) Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Investor B”), (iv) Conversant Dallas Parkway (D) LP, a Delaware limited partnership (“Investor D”), (v) Conversant Dallas Parkway (F) LP, a Delaware limited partnership (“Investor F” ), (vi) Conversant PIF Aggregator A LP, a Delaware limited partnership (“Conversant PIF”), (vii) CPIF Sparti SAF, L.P., a Delaware limited partnership (“CPIF”), (viii) CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership (“CPIF K” and, together with Investor A, Investor B, Investor D, Investor F, Conversant PIF and CPIF collectively, the “Conversant Investors”), and (ix) Silk Partners, LP, a New York limited partnership (“Silk”) and PF Investors, LLC, a New York limited liability company (“PF Investor”) and together with Silk, the “Silk Investors”). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 13 hereof.

Background

A. On November 3, 2021, the Company, Investor A and Investor B entered into that certain Registration Rights Agreement (as amended, restated, supplemented or modified from time to time prior to the date hereof, the “Original RRA”), pursuant to which the Company granted certain registration rights in respect of the Company securities directly or indirectly acquired by the Conversant Investors and Silk pursuant to that certain Amended and Restated Investment Agreement by and among the Company, Investor A and Investor B, dated as of October 1, 2021 (the “Original Investment Agreement”);

B. On June 29, 2023, Investor A and Investor B entered into an Equity Commitment Agreement with the Company in exchange for the issuance by the Company of 67,500 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) to Investor A and Investor B, as a commitment fee, and pursuant to which Investor A and Investor B purchased an additional 1,000,000 shares of the Common Stock (collectively, the “June 2023 Shares”);

C. On February 1, 2024, Investor A, Investor B and the Silk Investors, among other investors, entered into a Securities Purchase Agreement with the Company, pursuant which (i) Investor A and Investor B collectively purchased 3,157,895 shares of Common Stock, and (ii) the Silk Investors collectively purchased 1,578,948 shares of Common Stock (collectively, the “February 2024 Shares”);

D. On August 19, 2024, (i) Investor A, Investor B and Conversant PIF collectively purchased 1,850,000 shares of Common Stock, and (ii) the Silk Investors collectively purchased 250,000 shares of Common Stock, in each case, in a public offering of 4,300,000 shares of Common Stock (collectively, the “August 2024 Shares”);

E. In October 2024, Conversant PIF purchased an aggregate of 161,666 shares of Common Stock pursuant to market purchases of (i) 9,564 shares of Common Stock on October 14, 2024, (ii) 15,927 shares of Common Stock on October 15, 2024, (iii) 8,957 shares of Common Stock on October 16, 2024, and (iv) 127,218 shares of Common Stock on October 15, 2024 (collectively, the “October 2024 Shares”);

F. In January 2025, Conversant PIF purchased an aggregate of 42,111 shares of Common Stock pursuant to market purchases of (i) 15,000 shares of Common Stock on January 8, 2025, and (ii) 27,111 shares of Common Stock on January 10, 2025 (collectively, the “January 2025 Shares”);

G. On November 4, 2025, (i) the Company, Conversant PIF, CPIF, Investor A and CPIF K entered into that certain Investment Agreement (the “Conversant Investment Agreement”), and (ii) the Company and Silk entered into a substantially similar Investment Agreement (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, the “Investment Agreements”), pursuant to which, Conversant PIF, CPIF, Investor A, CPIF K and the Silk Investor, as applicable, agreed to purchase, and the Company agreed to sell, additional shares of Common Stock and each party to the Investment Agreements agreed to enter into this Agreement; and

H. In connection with the closing of the transactions contemplated by the Investment Agreements, the parties hereto hereby amend and restate the Original RRA in accordance with Section 14(d) as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Resale Shelf Registration Rights.

(a) Registration Statement Covering Resale of Registrable Securities. As soon as reasonably practicable following the date hereof and no later than [•]1, 2026, the Company shall prepare and file with the Commission a Registration Statement on Form S-3 (or any equivalent or successor form) under the Securities Act (or to the extent the Company is ineligible to use Form S-3 or any equivalent or successor form or forms, on Form S-1 or any comparable or successor form) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 registering the resale from time to time by the Investor Parties of all of the Registrable Securities held by the Investor Parties (the “Resale Shelf Registration Statement”). The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to become effective as soon as practicable after the filing thereof and to keep the Resale Shelf Registration Statement (and any successor Resale Shelf Registration Statement) continuously effective, and to supplement and amend the Resale Shelf Registration Statement to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, to ensure that another Registration Statement is available (which replacement Registration Statement shall be deemed a Resale Shelf Registration Statement), under the Securities Act at all times until the earlier of (i) the date when all of the Registrable Securities covered by such Resale Shelf Registration Statement have been sold, and (ii) the later of the date on which (A) each Investor Party is able to sell the Registrable Securities without restriction (including any volume limitation) pursuant to Rule 144 promulgated under the Securities Act, and (B) each participating Investor Party together with its Affiliates

[1]	To be the date that is three months after the closing date of the transactions under the Investment Agreements.

collectively beneficially own less than ten percent (10%) of the outstanding shares of Common Stock on an as-converted basis (such period the “Effectiveness Period”). The Resale Shelf Registration Statement shall contain a Prospectus in such form as to permit the Investor Parties to sell such Registrable Securities pursuant to Rule 415 (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to the provisions of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Investor Parties including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering. During the Effectiveness Period, the Company will use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Resale Shelf Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable.

(b) The Company shall use commercially reasonable efforts to, as promptly as practicable during the Effectiveness Period:

(i) if required by applicable law, file with the Commission a post-effective amendment to the Resale Shelf Registration Statement or prepare and, if required by applicable law, file a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document necessary to cause the Resale Shelf Registration Statement to include all Registrable Securities held by Investor Parties having the right to include Registrable Securities therein and to permit the holders of Registrable Securities to deliver such prospectus to purchasers of Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Resale Shelf Registration Statement, use its commercially reasonable efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable;

(ii) provide the holders of Registrable Securities with copies of any documents filed pursuant to Section 1(b)(i) above for a reasonable period of time prior to such filing, and use commercially reasonable efforts to address in each such document when so filed with the Commission such comments as such holder of the Registrable Securities reasonably shall propose prior to the filing thereof; and

(iii) notify the holders of Registrable Securities as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 1(b)(i) above.

(c) If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use its commercially reasonable efforts to as promptly as is practicable to cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of (i) any order suspending the effectiveness of the Resale Shelf Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction) and shall use its commercially reasonable efforts to as promptly as is practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness or other suspension in respect of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Resale Shelf Registration Statement”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the holders thereof of all securities that are Registrable Securities as of the time of such filing. If a Subsequent Resale Shelf Registration Statement is filed, it shall be deemed to be a “Resale Shelf Registration Statement” for all purposes of this Agreement and the Company shall use its commercially reasonable efforts to (a) cause such Subsequent Resale Shelf Registration Statement to become effective under the Securities Act as promptly as is practicable after the filing thereof (it being agreed that the Subsequent Resale Shelf Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) if Rule 462(e) is then available to the Company for the resale of the Registrable Securities) and (b) keep such Subsequent Resale Shelf Registration Statement continuously effective until the end of the Effectiveness Period. Any such Subsequent Resale Shelf Registration Statement shall be a registration statement on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Resale Shelf Registration Statement shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by the Investor Parties in accordance with any method of distribution elected by the Investor Parties.

(d) A Registration effected pursuant to this Section 1 shall not be counted as a Demand Registration or Takedown Demand effected pursuant to Section 2.

2. Demand Registrations.

(a) Requests for Registration. Subject to the terms and conditions of this Agreement, if the Resale Shelf Registration Statement is not available, each of (i) the Conversant Investors, and (ii) the Silk Investors may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-3 (including a shelf registration pursuant to Rule 415) or any similar short-form registration statement, including an automatic shelf registration statement (as defined in Rule 405) (an “Automatic Shelf Registration Statement”), if available to the Company (a “Short-Form Registration”) or, if Form S-3 is not available, on Form S-1 or other long-form registration statement (a “Long-Form Registration”) in accordance with Section 2(c) and Section 2(b) below (any such request pursuant to this Section 2(a) is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (and with respect to any Demand Registration, the Investor Party making such demand for registration being referred to as the “Registration Initiating Investor Party”)). The Company shall effect any such Demand Registration as soon as reasonably practicable after delivery of such Demand Registration Request and, in any event, the Company shall be required to make the initial filing of the Registration Statement within 60 days following receipt of the Registration Initiating Investor Party’s Demand Registration Request in the case of a Short-From Registration or within 90 days following receipt of the Registration Initiating Investor Party’s Demand Registration Request in the case of a Long-Form Registration. Any Demand Registration Request shall specify the approximate number of Registrable Securities requested to be registered by the Registration Initiating Investor Party and the intended method of distribution. Following receipt of a Demand Registration Request in accordance with this Section 2(a), the Company shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act as promptly as practicable after the filing thereof (if such Registration Statement is not an Automatic Shelf Registration Statement).

(b) Short-Form Registrations. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form registration. For so long as the Company is subject to the reporting requirements of the Exchange Act, the Company shall use its reasonable best efforts to make Short-Form Registrations available for the offer and sale of Registrable Securities. If the Company is qualified to and, pursuant to the request of any Investor Party, has filed with the Commission a registration statement under the Securities Act on Form S-3 pursuant to Rule 415 (a “Shelf Registration”), (i) if the Company is a WKSI at the time of any such request, then the Company shall use its reasonable best efforts to cause such Shelf Registration to be an Automatic Shelf Registration Statement, and (ii) once effective, the Company shall cause such Shelf Registration to remain effective (including by filing a new Shelf Registration, if necessary) until the expiration of the Effectiveness Period. If for any reason the Company ceases to be a WKSI or becomes ineligible to utilize Form S-3, the Company shall prepare and file with the Commission a registration statement or registration statements on such form that is available for the sale of Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as practicable after the filing thereof and to remain effective (including by filing a new registration statement, if necessary) until the expiration of the Effectiveness Period.

(c) Number of Demand Registrations. The (i) Conversant Investors may request an aggregate of two (2) Short-Form Registrations, or if not available, two (2) Long-Form Registrations, and (ii) the Silk Investors may request an aggregate of one (1) Short-Form Registration, or if not available, one (1) Long-Form Registration. For purposes of the calculating the foregoing limitations, a registration shall count as a Demand Registration only if:

(i) the registration has been declared or ordered effective and not been suspended, withdrawn or terminated (including due to expiration) prior to sale of all of the Registrable Securities covered by such Demand Registration; and

(ii) with respect to an underwritten Demand Registration, the Applicable Approving Party is able to include in such Demand Registration at least eighty percent (80%) of the Registrable Securities initially proposed to be included by Applicable Approving Party in such Demand Registration.

The Company shall not be obligated to effect, or to take any action to effect, any Demand Registration unless the aggregate market price of the Registrable Securities requested to be registered or included in the registration or demand exceeds $10.0 million at the time of request.

3. Resale Registration Statement, Demand Registrations, and Shelf Takedowns: Process.

(a) Shelf Takedowns. At any time when the Resale Shelf Registration Statement or a Shelf Registration for the sale or distribution by any Investor Party on a delayed or continuous basis pursuant to Rule 415, including by way of an underwritten offering, Underwritten Block Trade or other distribution plan (each, a “Resale Shelf Registration”) is effective and its use has not been otherwise suspended by the Company in accordance with the terms of Section 3(f) below, upon a written demand (a “Takedown Demand”) by any Investor Party (the “Takedown Initiating Investor Party”) if it is a Shelf Participant holding Registrable Securities at such time, the Company will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of such Resale Shelf Registration (a “Takedown Offering”). Any Takedown Demand shall specify the approximate number of Registrable Securities requested to be sold by the Takedown Initiating Investor Party and the intended method of distribution.

(b) Number of Takedown Demands. The Investor Parties may request an aggregate of four (4) Takedown Demands within any twelve (12) month period; provided, that the Company shall not be obligated to effect, or to take any action to effect, any Takedown Demand or Takedown Offering unless the aggregate market price of the Registrable Securities requested to be sold or included in the demand or offering exceeds $10.0 million at the time of request.

(c) Underwritten Block Trade. If an Investor Party wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration (through a take-down from an already effective Resale Shelf Registration Statement or Shelf Registration), then such Investor Party shall notify the Company of the Underwritten Block Trade not less than five (5) Business Days prior to the date such offering is to commence, and the Company shall as expeditiously as possible, but subject to Section 3(d), use its reasonable best efforts to facilitate such Underwritten Block Trade (which may close as early as two (2) Business Days after the date it commences); provided, however, that the Investor Party requesting such Underwritten Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

(d) Notification of Demand Request and Takedown Demand.

(i) Promptly upon receipt of a Demand Registration Request from the Registration Initiating Investor Party pursuant to Section 2(a) (but in no event more than two (2) Business Days thereafter), the Company shall deliver a written notice (a “Demand Exercise Notice”) of any such Demand Registration Request to each other Investor Party and the Demand Exercise Notice shall offer such Investor Party the opportunity to include in the Demand Registration such number of Registrable Securities held by such Investor Party as each such Person may request in writing within ten (10) Business Days after the date that the Demand Exercise Notice was delivered (or five (5) Business Days if, at the request of the Registration Initiating Investor Party, the Company states in the Demand Exercise Notice or gives telephonic notice (it being understood that a voicemail message shall not be deemed to be notice) to all other Investor Parties, with written confirmation to follow promptly thereafter, that such registration will be on a Form S-3. Subject to Section 3(e), the Company shall include in the Demand Registration all such Registrable Securities with respect to which the Company has received written requests from such other Investor Parties for inclusion therein prior to the specified deadline for inclusion.

(ii) Promptly upon receipt of a Takedown Demand from the Takedown Initiating Investor Party pursuant to Section 3(a) (but in no event more than two (2) Business Days thereafter (or such shorter period as may be reasonably requested in connection with an Underwritten Block Trade)) for any Takedown Offering, the Company shall deliver a notice (a “Takedown Exercise Notice”) to each other Investor Party with Registrable Securities covered by the applicable Registration Statement, or to all other Investor Parties if such Registration Statement is undesignated (each a “Potential Takedown Participant”). The Takedown Exercise Notice shall offer each such Potential Takedown Participant the opportunity to include in any Takedown Offering such number of Registrable Securities as each such Potential Takedown Participant may request in writing. The Company shall include in the Takedown Offering all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within two (2) Business Days (or such shorter period as may be reasonably requested in connection with an Underwritten Block Trade) after the date that the Takedown Exercise Notice has been delivered. Any Potential Takedown Participant’s request to participate in a Takedown Offering shall be binding on the Potential Takedown Participant. Notwithstanding the delivery of any Takedown Exercise Notice pursuant to this Section 3(d)(ii), all determinations as to whether to complete any Takedown Offering and as to the timing, manner, price and other terms of any Takedown Offering contemplated by Section 3(a) shall be determined by the Takedown Initiating Investor Party.

(e) Priority on Demand Registrations and Takedown Offerings. The Company shall not include in any Demand Registration or Takedown Offering that is an underwritten offering any securities that are not Registrable Securities without the prior written consent of the managing underwriters. If a Demand Registration or a Takedown Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Applicable Approving Party, the Company shall include in such offering prior to the inclusion of any securities which are not Registrable Securities the Registrable Securities requested to be included in such registration (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party).

(f) Restrictions on Demand Registrations and Takedown Offerings. Any demand for the filing of a registration statement or for a registered offering (including a Takedown Offering) hereunder will be subject to the constraints of any applicable lock-up arrangements to which the applicable Investor Parties are party, and any such demand must be deferred until such lock-up arrangements no longer apply.

(i) The Company shall not be obligated to effect any Demand Registration or Takedown Offering within 30 days prior to the Company’s good faith estimate of the date of filing of an underwritten Public Offering of the Company’s securities by the Company and for such a period of time after such a filing as the managing underwriters request, provided that such period shall not exceed 30 days from the effective date of the applicable registration statement (or the “pricing” date in the case of a takedown offering pursuant to a Form S-3 covering sales of Company securities by the Company). The Company may postpone, for up to 60 days from the date of the request (the “Suspension Period”), the filing or the effectiveness of a Registration Statement for a Demand Registration or suspend the use of a prospectus that is part of any Resale Shelf Registration (and therefore suspend sales of the Registrable Securities included therein) by providing written notice to the Investor Parties if the board of directors of the Company reasonably determines in good faith that the offer or sale of Registrable Securities would be expected to have a material adverse effect on any proposal or plan by the Company or any subsidiary thereof to engage in any material acquisition or disposition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or similar transaction or would require the Company to disclose any material nonpublic information which would reasonably be likely to be detrimental to the Company and its subsidiaries; provided that in such event, the Investor Parties initially requesting such Demand Registration or Takedown Demand shall be entitled to withdraw such request. The Company may delay or suspend the effectiveness of a Demand Registration or Takedown Offering pursuant to this Section 3(f)(i) only once in any consecutive twelve-month period; provided that, for the avoidance of doubt, the Company may in any event delay or suspend the effectiveness of a Demand Registration or Takedown Offering in the case of an event described under Section 6(g) to enable it to comply with its obligations set forth in Section 6(f). The Company may extend the Suspension Period for an additional consecutive 60 days with the consent of the Applicable Approving Party.

(ii) In the case of an event that causes the Company to suspend the use of any Resale Shelf Registration as set forth in Section 3(f)(i) or pursuant to Section 6(g) (a “Suspension Event”), the Company shall give a notice to the Investor Parties (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. An Investor Party shall not effect any sales of the Registrable Securities pursuant to such Resale Shelf Registration (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Investor Party agrees that such Investor Party shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by such Investor Party in breach of the terms of this Agreement. The Investor Parties may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf Registration (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Investor Parties and to their counsel, if any, promptly following the conclusion of any Suspension Event.

(iii) Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Resale Shelf Registration pursuant to this Section 3(f), the Company agrees that it shall extend the period of time during which such Resale Shelf Registration shall be maintained effective pursuant to this

Agreement by the number of days during the period from the date of receipt by the Investor Parties of the Suspension Notice to and including the date of receipt by the Investor Parties of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that Common Stock covered by such Resale Shelf Registration are no longer Registrable Securities.

(g) Selection of Underwriters. In connection with any Demand Registration, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that such selection shall be subject to the written consent of the Company, which consent will not be unreasonably withheld, conditioned or delayed. If any Takedown Offering is an underwritten offering, the Applicable Approving Party shall have the right to select the investment banker(s) and manager(s) to administer such Takedown Offering. In each case, the Applicable Approving Party shall have the right to approve the underwriting arrangements with such investment banker(s) and manager(s) on behalf of all Investor Parties participating in such offering. If the Investor Parties propose to distribute their securities through underwriting, the Investor Parties shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

(h) Other Registration Rights. The Company represents and warrants to each holder of Registrable Securities that the registration rights granted in this Agreement do not conflict with any other registration rights granted by the Company. Except as provided in this Agreement, the Company shall not grant to any Person the right to request the Company to register any equity securities of the Company, or any securities, options or rights convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities then outstanding.

(i) Revocation of Demand Notice or Takedown Notice. At any time prior to the effective date of the registration statement relating to a Demand Registration or the “pricing” of any offering relating to a Takedown Demand, the Applicable Approving Party) that requested such Demand Registration or Takedown Offering may revoke such request for a Demand Registration or Takedown Offering on behalf of all Investor Parties participating in such Demand Registration or Takedown Offering without liability to such Investor Parties, in each case by providing written notice to the Company. In any such case, no Demand Registration shall be deemed to have occurred for purposes of Section 2(c).

4. Piggyback Registrations.

(a) Right to Piggyback. Whenever the Company proposes to register an offering of any of its securities under the Securities Act (other than (i) pursuant to the Resale Shelf Registration Statement, (ii) pursuant to a Demand Registration, (iii) pursuant to a Takedown Demand, (iv) in connection with registrations on Form S-4 or S-8 promulgated by the Commission or any successor forms, (v) a registration relating solely to employment benefit plans, (vi) in connection with a registration the primary purpose of which is to register debt securities, or (vii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and the registration form to be used may be used for the registration of Registrable Securities (a

“Piggyback Registration”), the Company shall give prompt written notice to all Investor Parties (which notice shall be held in confidence by the Investor Parties until the offering is publicly disclosed) of its intention to effect such a Piggyback Registration and, subject to the terms of Sections 4(c) and 4(d) hereof, shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the delivery of the Company’s notice; provided that any such other Investor Party may withdraw its request for inclusion at any time prior to executing the underwriting agreement or, if none, prior to the applicable registration statement becoming effective. If a Piggyback Registration is effected pursuant to a Registration Statement on Form S-3 or the then-appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Piggyback Shelf Registration Statement”), the Investor Parties shall be notified by the Company of and shall have the right, but not the obligation, to participate in any offering pursuant to such Piggyback Shelf Registration Statement (a “Piggyback Shelf Takedown”), subject to the same limitations that are applicable to any other Piggyback Registration.

(b) Piggyback Expenses. The Registration Expenses of the Investor Parties shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c) Priority on Primary Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is an underwritten primary registration on behalf of the Company, then the Company shall use reasonable best efforts to cause the managing underwriter(s) of the proposed underwritten offering to permit holders of Registrable Securities to include in such offering all Registrable Securities they request to be included on the same terms and subject to the same conditions as any other shares of the Company included in the offering. If, however, the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Investor Parties which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(d) Priority on Secondary Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is an underwritten secondary registration on behalf of holders of the Company’s securities other than holders of Registrable Securities, then the Company shall use reasonable best efforts to cause the managing underwriter(s) of the proposed underwritten offering to permit holders of Registrable Securities to include in such offering all Registrable Securities they request to be included on the same terms and subject to the same conditions as any other shares of the Company included in the Offering. If, however, the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration by the Investor Parties which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the participating Investor Parties on the basis of the number of Registrable Securities owned by each such Investor Party), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(e) Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 4, and if such previous registration has not been withdrawn or abandoned, then the Company shall not be required to file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form) at the request of any holder or holders of such securities until a period of at least 30 days has elapsed from the effective date of such previous registration; provided, however, that the Company shall at all times remain obligated to file, supplement and amend, as applicable, each Registration Statement required to be filed by Section 1.

(f) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 4 whether or not any Investor Parties have elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 8.

5. Agreements of Company and Investor Parties.

(a) (i) The Conversant Investors agree for so long as they beneficially own five percent (5%) or more of the outstanding Common Stock on an as-converted basis and (ii) the Silk Investors for so long as they beneficially own five percent (5%) or more of the outstanding Common Stock on an as-converted basis, in each case, that if required by the managing underwriter(s) in connection with any underwritten Public Offering on or after the date hereof, they shall enter into customary lock-up agreements with the managing underwriter(s) of such underwritten Public Offering in such form as agreed to by such managing underwriter(s); provided that the applicable lock-up period shall not exceed sixty (60) days.

(b) If required by the managing underwriter(s), in connection with any underwritten Public Offering on or after the date hereof, the Company (i) shall cause each of its executive officers and directors to sign a customary lock-up agreement containing provisions consistent with those contemplated pursuant to Section 5(a) and (ii) shall sign a customary lock-up agreement or market stand-off agreement (either through a separate agreement or as part of any underwriting agreement executed by the Company), with a lock-up period of up to ninety (90) days after the date of the Prospectus (or prospectus supplement if the offering is made pursuant to the Resale Shelf Registration Statement or a Shelf Registration) for such offering except as may otherwise be agreed with the holders of the Registrable Securities in such offering.

(c) The Investor Parties shall use reasonable best efforts to provide such information as may reasonably be requested by the Company, or the managing underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 4 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

6. Registration Procedures. In connection with the Registration to be effected pursuant to the Resale Shelf Registration Statement, and whenever the Investor Parties have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a Takedown Offering, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as reasonably possible:

(a) prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a registration statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that at least five (5) Business Days before filing such registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel, and no such document shall be filed with the Commission to which any Investor Party or its counsel reasonably objects);

(b) notify each Investor Party of (i) the issuance by the Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (ii) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (iii) the effectiveness of each registration statement filed hereunder;

(c) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the expiration of the Effectiveness Period (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(d) furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(e) during any period in which a prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the lead underwriter or the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g) promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to such registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) after receipt thereof, of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company promptly shall prepare, file with the Commission and furnish to each such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(j) enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, preparing for and participating in such number of “road shows,” investor presentations and marketing events as the underwriters managing such offering may reasonably request);

(k) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l) take all reasonable actions to ensure that any Free Writing Prospectus utilized in connection with any Demand Registration (including any Shelf Registration), Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission;

(n) permit any Investor Party who, in its good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling Person of the Company to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of such Investor Party and its counsel should be included;

(o) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, use its reasonable best efforts promptly to obtain the withdrawal of such order;

(p) use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(q) cooperate with each Investor Party covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(r) if such registration includes an underwritten Public Offering, use its reasonable best efforts to obtain a cold comfort letter from the Company’s independent public accountants and addressed to the underwriters, in customary form and covering such matters of the type customarily covered by cold comfort letters as the underwriters in such registration reasonably request;

(s) provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters;

(t) if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(u) if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

(v) subject to the terms of Section 2(b) and Section 3(a), if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its reasonable best efforts to refile the registration statement on Form S-3 and keep such registration statement effective (including by filing a new Resale Shelf Registration or Shelf Registration, if necessary) during the period throughout which such registration statement is required to be kept effective;

(w) cooperate with each Investor Party that holds Registrable Securities being offered and the managing underwriters with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to such Registration Statement, and enable such certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, in any such case as such Investor Party or the managing underwriters, if any, may reasonably request; and

(x) for so long as this Agreement remains effective, (a) cause the Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock; (c) ensure that the transfer agent for the Common Stock is a participant in, and that the Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or the applicable successor thereto); and (d) use its reasonable best efforts to cause the Common Stock not to be at any time subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Common Stock through DTC, and, in the event the Common Stock becomes subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, use its reasonable best efforts to cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

7. Termination of Rights. Notwithstanding anything contained herein to the contrary, the right of an Investor Party to include Registrable Securities in any Demand Registration, Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown shall terminate upon the expiration of the Effectiveness Period.

8. Registration Expenses.

(a) All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company as provided in this Agreement and, for the avoidance of doubt, the Company also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration, a Takedown Demand, Piggyback Registration or a Piggyback Shelf Takedown hereunder shall bear and pay all underwriting discounts and commissions and transfer taxes applicable to the securities sold for such Person’s account.

(b) The Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable and documented fees and disbursements of one counsel (and only one counsel) chosen by the Applicable Approving Party and one local counsel (if necessary) for each applicable jurisdiction and chosen by the applicable holder of Registrable Securities, in each case, for the purpose of rendering a legal opinion on behalf of such holders in connection with any underwritten Demand Registration, Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown.

9. Assignment of Registration Rights. The rights of any Investor Party hereto to registration of all or any portion of their Registrable Securities pursuant to this Agreement may be assigned by such Investor Party so long as (a) such Investor Party, within ten (10) days of such transfer, furnishes to the Company written notice of the transfer and (b) such transferee agrees, following such transfer, to be subject to all applicable restrictions and obligations set forth in this Agreement, and executes a joinder to this Agreement, in the form attached hereto as Exhibit A.

10. Indemnification.

(a) The Company agrees to (i) indemnify and hold harmless, to the fullest extent permitted by law, the Investor Parties and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls the Investor Parties (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, actions, damages, liabilities and expenses caused by (A) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and (ii) pay to the Investor Parties and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls the Investor Parties (within the meaning of the Securities Act or the Exchange Act), as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to the Company or any managing underwriter by any Investor Party expressly for use therein; provided, however, that the indemnity agreement contained in this Section 10 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable in any such case for any such claim, loss, damage, liability or action to the extent that it solely arises out of or is based upon an untrue statement of any material fact contained in the registration statement or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the registration statement, in reliance upon and in conformity with written information furnished by any Investor Party expressly for use in connection with such registration statement.

(b) In connection with any registration statement in which any Investor Party is participating, each such Investor Party shall furnish to the Company in writing such information relating to such Investor Party as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Investor Party; provided that the obligation to indemnify shall be individual, not joint and several, for each Investor Party and shall be limited to the net amount of proceeds actually received by such Investor Party from the sale of Registrable Securities pursuant to such registration statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel for each applicable jurisdiction) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the Conversant Investors, at the expense of the indemnifying party. No indemnifying party, in the defense of such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 10(a) or 10(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 10(d) were determined by pro rata allocation (even if the Investor Parties or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 10(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 10(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 10(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

(e) The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

11. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no Investor Party shall be required to sell more than the number of Registrable Securities such Investor Party has requested to include) and (b) completes and executes all questionnaires, powers of attorney, custody agreements, stock powers, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no Investor Party included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such Investor Party, such Investor Party’s title to the securities, such Investor Party’s authority to sell such securities and such Investor Party’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto that are materially more burdensome than those provided in Section 10. Each Investor Party shall execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such Investor Party’s obligations under Section 5, Section 6 and this Section 11 or that are necessary to give further effect thereto, and the Company shall execute and deliver such other agreements as may be reasonably requested by the lead managing underwriter(s) (if applicable) in order to effect any registration required hereunder. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 5 and this Section 11, the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the Investor Parties, the Company and the underwriters created pursuant to this Section 11.

12. Other Agreements. The Company shall (i) file with the Commission in a timely manner all reports and other documents required to be filed by it under the Securities Act and the Exchange Act, (ii) make and keep adequate current public information available within the meaning of Rule 144 and (iii) take such further action as the Investor Parties may reasonably request to enable the Investor Parties to sell securities pursuant to (a) Rule 144 or any similar rule or regulation hereafter adopted by the Commission or (b) a registration statement on Form S-3 or any similar registration form hereafter adopted by the Commission, including in each case (I) within one (1) Business Day of notice, causing its transfer agent to timely prepare and deliver certificates or book-entry shares representing securities to be delivered to a transferee pursuant to such sale, which certificates or book-entry shares shall be free of any restrictive legends and in such denominations and registered in such names as such Investor Party may request and (II) at its sole expense, causing its legal counsel or other counsel satisfactory to the transfer agent to provide opinions as may reasonably be required by the transfer agent in connection with the removal of legends, subject to the requirements under the Securities Act and the rules and regulations promulgated thereunder. Upon request, the Company shall deliver to the Investor Parties (A) a written statement as to whether the Company is in compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or whether it is qualified as a registrant whose securities may be resold pursuant to a resale registration statement on Form S-1 or S-3 and (B) such other information as may be reasonably requested to permit any Investor Party to sell such securities pursuant to Rule 144. The Company shall at all times use its reasonable best efforts to cause the securities so registered to continue to be listed on one or more of the New York Stock Exchange and the Nasdaq Stock Market. The Company shall use its best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities. The Company shall obtain and maintain all necessary blue sky law permits and qualifications, or exemptions therefrom, required by any state for the offer and sale of Registrable Shares (provided that the Company shall not be required to (1) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 12, (2) consent to general service of process in any such jurisdiction or (3) subject itself to taxation in any such jurisdiction).

13. Definitions.

(a) “A&R Investor Rights Agreement” means that certain Amended and Restated Investor Rights Agreement, dated as of the date hereof, by and among the Company, Silk, and the Conversant Investors.

(b) “Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

(c) “Applicable Approving Party” means the Registration Initiating Investor Party or the Takedown Initiating Investor Party, as the context requires.

(d) “as-converted basis” means, for purposes of computing beneficial ownership, such number of shares of Common Stock calculated on a basis assuming all shares of Series A Preferred Stock had been converted by the holders thereof in accordance with their terms, but disregarding any restrictions or limitations upon the conversion of such Series A Preferred Stock.

(e) “beneficial owner,” “beneficially own” or “beneficial ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

(f) “Business Day” means any day that is not a Saturday, Sunday or a legal holiday in the state in which the Company’s chief executive office is located or in New York, NY.

(g) “Commission” means the U.S. Securities and Exchange Commission.

(h) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(i) “FINRA” means the Financial Industry Regulatory Authority, Inc.

(j) “Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405.

(k) “Investor Parties” means the Conversant Investors, Silk Investors, and each of their respective Affiliates to whom shares of Common Stock are transferred, who becomes a party hereto pursuant to Section 9.

(l) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(m) “Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(n) “Public Offering” means any sale or distribution by the Company and/or any Investor Party to the public of Common Stock pursuant to an offering registered under the Securities Act.

(o) “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(p) “Registrable Securities” means (i) any Common Stock issued or issuable in respect of any shares of Series A Preferred Stock issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such shares of Series A Preferred Stock or Common Stock are subsequently transferred to any Investor Party), (ii) any Private Placement Common Shares (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), (iii) any Backstop Shares (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such Backstop Shares are subsequently transferred to any Investor Party), (iv) any Common Stock issued or issuable upon exercise of any Warrant (as defined in the Original Investment Agreement) issued to the Conversant Investors parties to the Original Investment Agreement pursuant thereto (whether or not such Warrants or Common Stock are subsequently transferred to any Investor Party), (v) any June 2023 Shares, (vi) any February 2024 Shares, (vii) any August 2024 Shares, (viii) any October 2024 Shares, (ix) any January 2025 Shares, (x) any Shares (as defined in the Conversant Investment Agreement) issued to Conversant PIF pursuant to the Conversant Investment Agreement (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), (xi) any Shares (as defined in the Silk Investment Agreement) issued to Silk Partner pursuant to the Silk Investment Agreement (whether or not such shares of Common Stock are subsequently transferred to any Investor Party), and (xii) any other shares of Common Stock that are held by any Investor Party from time to time. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been sold or distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 or repurchased by the Company or any of its subsidiaries. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the conversion or exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided that a holder of Registrable Securities may only request that Registrable Securities in the form of Common Stock be registered pursuant to this Agreement. For the avoidance of doubt, the term “Registrable Securities” shall also include any other securities issued or issuable in respect of the Registrable Securities by way of stock split, stock dividend, distribution, recapitalization, merger, exchange or similar event.

(q) “Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form S-4 or Form S-8, or their successors).

(r) “Rule 144,” “Rule 158,” “Rule 405,” “Rule 415” and “Rule 430B” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(s) “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(t) “Shelf Participant” means any Investor Party listed as a potential selling stockholder in connection with the Resale Shelf Registration Statement or the Shelf Registration, as applicable, or any such Investor Party that could be added to such Resale Shelf Registration Statement or Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(u) “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

14. Miscellaneous.

(a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Conversant Investors and the Silk Investors in this Agreement.

(b) Entire Agreement; Effectiveness. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof.

(c) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only with the prior written consent of the Company and each Investor Party; provided, that no amendment may materially and disproportionately adversely affect the rights of any Investor Party as compared to any other Investor Party without the consent of such adversely affected Investor Party. Any amendment or waiver effected in accordance with this Section 14(d) shall be binding upon the Investor Parties and the Company. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(e) Successors and Assigns. Except as provided in Section 9 hereof, this Agreement shall not be assigned, in whole or in part, by operation of law or otherwise, without the prior written consent of the parties hereto. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

(f) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid, illegal or unenforceable in any respect under any applicable law, such provision shall be ineffective only to the extent of such prohibition, invalidity, illegality or unenforceability, without invalidating the remainder of this Agreement.

(g) Counterparts; Electronic Signatures. This Agreement may be executed simultaneously in counterparts (including by means of telecopied, facsimile or portable data format (PDF) signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Agreement.

(h) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

(i) Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Delaware Chancery Court, or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States located in the State of Delaware or, if no such federal court shall exercise jurisdiction or have subject matter jurisdiction, the Delaware Superior Court, and any appellate court from any appeal thereof (the foregoing courts, collectively, the “Designated Courts” and each a “Designated Court”) or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Delaware. Each of the parties hereby (a) irrevocably and unconditionally consents to the jurisdiction of such Designated Courts in any such suit, action or proceeding (b) agree not to commence any suit, action or other proceeding arising out of or relating to this Agreement in any court other than a Designated Court, and (c) irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such Designated Court or that any such suit, action or proceeding brought in any such Designated Court has been brought in an inconvenient forum. Each party agrees that a final judgment in any such suit, action or other proceeding brought before a Designated Court may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by law. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such Designated Court.

(j) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the Conversant Investors, the Silk Investors and to the Company at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14(j)):

if to the Company:

Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

Attention: Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

787 Seventh Avenue

New York, New York 10019

Attention:   Beth E. Berg

      Michael P. Heinz

Email:   bberg@sidley.com

      mheinz@sidley.com

if to the Conversant Investors:

c/o Conversant Capital LLC

25 Deforest Avenue

Summit, New Jersey 07901

Attention: Paul Dumaine; Robert Grove

Email: pdumaine@conversantcap.com; rgrove@conversantcap.com

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: John M. Bibona

Email: john.bibona@friedfrank.com

if to the Silk Investors:

810 Seventh Avenue, 28th Floor

New York, New York 10019

Attention: Shmuel Lieberman

Email: slieberman@gfinv.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Robert W. Downes

Email: downesr@sullcrom.com

(k) Mutual Waiver of Jury Trial. As a specifically bargained inducement for each of the parties to enter into this Agreement (with each party having had opportunity to consult counsel), each party hereto expressly and irrevocably waives the right to trial by jury in any lawsuit or legal proceeding relating to or arising in any way from this Agreement or the transactions contemplated herein, and any lawsuit or legal proceeding relating to or arising in any way to this Agreement or the transactions contemplated herein shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

(l) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(m) Opt-Out Requests. Each Investor Party shall have the right, at any time and from time to time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company or any other Investor Party otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Investor Party that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement the Company and other Investor Parties shall not be required to, and shall not, deliver any notice or other information required to be provided to such Investor Party hereunder to the extent that the Company or such other Investor Parties reasonably expect would result in such Investor Party acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. An Investor Party that previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of an Investor Party to issue and revoke subsequent Opt-Out Requests; provided that each Investor Party shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Registration Rights Agreement as of the date first written above.

COMPANY:

SONIDA SENIOR LIVING, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

CONVERSANT INVESTORS:

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (D) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT DALLAS PARKWAY (F) LP

By: Conversant GP Holdings LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to Registration Rights Agreement]

CONVERSANT PIF AGGREGATOR A LP

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF SPARTI SAF, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

CPIF K CO-INVEST SPT A, L.P.

By: Conversant Private GP LLC, its general partner

By:
Name:	Michael Simanovsky
Title:	Managing Member

[Signature Page to Registration Rights Agreement]

SILK INVESTORS:

SILK PARTNERS, LP

By:
Name:
Title:

PF INVESTORS, LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT D

FORM OF JOINDER

(Attached.)

AGREED FORM

Exhibit D

JOINDER AGREEMENT

THIS JOINDER (this “Joinder”) to the Investment Agreement, dated as of November 4, 2025 (as amended, restated, modified, supplemented or waived from time to time, the “Investment Agreement”), by and between Sonida Senior Living, Inc., a Delaware corporation (the “Company”) and Silk Partners, LP, a New York limited partnership (“Silk” or the “Investor” and the Investor together with the Company, the “Original Parties”), is made and entered into as of [●] by [●] (each, a “New Party” and collectively, the “New Parties”) and the Company. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Investment Agreement.

WHEREAS, the Investor has assigned certain rights, interests and obligations under the Investment Agreement to the New Parties, and the Investment Agreement and the Company require each New Party, as a holder of such rights, interests and obligations, to become a party to the Investment Agreement, and the New Parties agree to do so in accordance with the terms hereof; and

WHEREAS, pursuant to Section 7.4 of the Investment Agreement, each New Party is required to execute this Joinder.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Joinder. Each New Party hereby agrees that, unless otherwise expressly set forth in the Investment Agreement, upon the execution of this Joinder, it (a) shall be deemed an “Investor” for all purposes of the Investment Agreement, (b) shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Investment Agreement in its capacity as an “Investor” from and after the date hereof, and (c) shall be deemed to have made, severally and not jointly with respect solely to itself and as of the date hereof, each representation and warranty contained in Section 2.2 of the Investment Agreement (including, but not limited to, Section 2.2(d) of the Investment Agreement) as an Investor thereunder; provided that with respect to obligations of Investor to purchase Shares and pay the applicable portion of the Purchase Price under the Investment Agreement, each New Party’s agreement to perform such obligations shall be limited to the Assigned Purchase Price Payment Obligation.

2. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Original Parties and their respective successors and permitted assigns, and each New Party.

3. Counterparts; Electronic Signatures. This Joinder may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Each party hereto intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such party and that an electronic copy or counterpart of this Joinder containing signatures (original or electronic) of such party shall be deemed to be an original counterpart of this Joinder.

4. Notices. For purposes of Section 7.2 of the Investment Agreement, all notices, demands or other communications to each New Party shall be directed to:

[●]

Attention: [●]

Email: [●]

with a copy to (which shall not constitute notice):

[●]

Attention: [●]

Email: [●]

5. Governing Law. This Joinder shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6. Descriptive Headings. The headings in this Joinder are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

* * *

IN WITNESS WHEREOF, the undersigned, in intending to be legally bound hereby, have duly executed this Joinder as of the date set forth above.

NEW PARTY:

[•]

By:
Its:

Assumed Purchase Price:

Shares:

COMPANY:

Sonida Senior Living, Inc.

By:
Its:

Exhibit 99.1

Sonida Senior Living Announces Strategic Merger with

CNL Healthcare Properties, Inc. in a Stock and Cash Transaction

Valued at Approximately $1.8 Billion, Creating $3 Billion Pure-Play

Senior Housing Owner-Operator

2026E Normalized FFO Accretion of 28% to 62% Based on an Asymmetric Collar with Substantial Near-Term and Future Synergies

Strengthens Balance Sheet Through Immediate Deleveraging and Significantly Deepens Access to

Capital

Transaction Funded with 66% Stock and 34% Cash; Financing for Cash Portion is Committed with Debt Financing from RBC and BMO and Equity Commitments from Sonida’s Two Largest Shareholders

Creates Eighth Largest Owner of U.S. Senior Living Assets1

Sonida President & CEO Brandon Ribar and Existing Sonida Management Team to Lead Combined Company

Sonida Provides Highlights of Preliminary Q3’25 Results

DALLAS, Texas – November 5, 2025, Sonida Senior Living, Inc. (“Sonida” or the “Company”) (NYSE: SNDA), a leading owner, operator and investor in senior living communities, and CNL Healthcare Properties, Inc. (“CHP”), a public non-traded real estate investment trust (“REIT”) which owns a national portfolio of high-quality senior housing communities, today announced a definitive merger agreement (the “Merger Agreement”) under which Sonida will acquire 100% of CHP in a cash and stock transaction valued at approximately $1.8 billion. As a combined enterprise, Sonida expects to have an equity market capitalization of approximately $1.4 billion and a total enterprise value of approximately $3.0 billion upon closing.

The combined company, which will continue to trade on the NYSE under the ticker “SNDA”, will be uniquely positioned in the public markets as a pure-play senior housing owner-operator platform, with a combined portfolio of 153 owned independent living, assisted living and memory care senior living communities. The two portfolios have complementary footprints that deepen Sonida’s exposure to high-quality assets in strong submarkets in the South, Southeast and Midwest while expanding national exposure to attractive markets including the Mountain West and Pacific Northwest.

“We are extremely pleased to announce this transformational deal, which will generate immediate per share earnings accretion and meaningful long-term value for all shareholders following closing,” said Brandon Ribar, President and Chief Executive Officer. “Sonida’s overarching objective is to capitalize on the long-term tailwinds of favorable demographics and supply constraints within senior living by operating and growing a best-in-class owner-operator platform. This transaction represents an inflection point in our pursuit of that objective as it more than doubles Sonida’s number of owned units while deepening and expanding our exposure to the most attractive geographic areas for our strategy. We expect to immediately unlock significant embedded synergies and NOI growth through portfolio optimization while also deleveraging, increasing liquidity in our shares, and amplifying our access to capital. We will also continue to drive growth through organic and inorganic initiatives, with the care and services provided to our residents always remaining our top priority.

[1]	By units

“Beyond its strong portfolio, we have been impressed by CHP’s culture of accountability, integrity and high-performance embedded across its leadership team and operating partners. Their dedication to serving residents with compassion and excellence mirrors our own, making this combination a natural fit, and we are confident that uniting our organizations will create a shared foundation built on trust, transparency, and long-term partnership.”

“This transaction culminates our focused strategic alternatives process and represents an exceptional outcome for CHP shareholders, residents and stakeholders,” said Stephen Mauldin, CEO, President and Vice Chairman of CNL Healthcare Properties, Inc. “Since 2012, CHP has thoughtfully and successfully built and actively managed a leading private-pay senior housing business while providing exceptional care, services and value to our approximately 8,000 residents. Upon the closing of this transaction, our shareholders will receive a premium to the mid-point of our most recent estimated NAV per share range and the opportunity for full and real-time liquidity through their receipt of cash and unrestricted Sonida common stock. Looking ahead, CHP shareholders, who will become Sonida shareholders, will importantly retain the opportunity to participate in future value creation in a dynamic and attractive senior housing environment. We are confident the combined company will be in a strong position to deliver on behalf of its shareholders.

“Of equal importance to this merger, the Sonida team shares our focus on relationships and a resident-centric culture, valuing residents and their families, whose care, comfort and happiness will now benefit from the greater scale and resources of the combined enterprise. We have worked closely with Brandon and his team to structure an attractive, mutually beneficial transaction that provides certainty of execution and value for our shareholders while also minimizing disruption to, and creating opportunities for, our extraordinary and seasoned CHP investment management team and trusted operating partners and tenants.”

Michael Simanovsky, Founder and Managing Partner of Conversant Capital, stated, “Since Conversant’s initial investment in Sonida in November 2021, we have worked diligently with the management team along three key initiatives – improving operations, strengthening the balance sheet and growing the business. With tremendous progress already achieved in all three areas, today’s transaction represents a new milestone in Sonida’s evolution, significantly enhancing the Company’s portfolio, balance sheet and long-term growth prospects. We have been particularly impressed with management’s ability to integrate and improve numerous newly acquired assets, representing over 35% growth in the portfolio over the last 18 months. With continued accelerating momentum, we are thrilled to increase our equity investment. This reflects our continued commitment to Sonida and confidence in the Company and its management team’s ability to create value by executing on its strategy, including pursuing attractive acquisition opportunities amidst the highly compelling senior housing operating fundamentals.”

Strategic Rationale and Expected Benefits of Transaction

The combination of Sonida and CHP is expected to create a pure-play, high-growth and differentiated senior housing platform at scale that is primed to capitalize on long-term sector tailwinds while delivering a best-in-class experience for residents and their families:

Leading Pure-Play Senior Housing Owner-Operator

•	Combination creates eighth largest owner of U.S. senior living assets with ~14,700 owned units

•	Offerings across the continuum of care, focused on up-market and mid-market, clustered around key regional markets with strong underlying growth fundamentals

•	Attractive sector fundamentals driven by a rapidly growing 80+ population and limited new supply of suitable senior housing options

Unique Owner – Operator – Investor Strategy

•	Benefits of scale from diversification and regional cluster investment strategy

•

Speed, control and flexibility to allocate capital and drive continuous improvement in existing portfolio, including utilizing scale and technology to enhance the resident experience based on expanding capabilities and feedback

•	Ability to drive inorganic growth with high-return tuck-in investments

•

Experienced senior management team with strong operational and capital allocation track record and alignment of interest, coupled with best-in-class leaders across the Company’s communities who are focused on driving superior unit performance and resident experience

•	Expands future investment pipeline with new strategic operator relationships

Significant Financial Benefits with Meaningful Long-Term Upside

•

Transaction expected to be immediately accretive to Normalized FFO with estimated annual cost synergies of approximately $16 – 20 million to be realized over the twelve months following the closing and driven primarily by structural efficiencies and termination of CHP’s external advisory contract with CNL Healthcare Corp., an affiliate of CNL Financial Group, LLC

•	Future upside from operating synergies, including the application of Sonida’s well-developed sales, marketing and operational capabilities, as well as benefits of scale across the combined portfolio

•	Increased equity market capitalization (approximately 500% increase in the free float to $1.0 billion), liquidity and access to capital

Enhanced Balance Sheet to Capitalize on Multiple Growth Levers

•	Immediately deleveraging for Sonida. Anticipate leverage to decline by more than 1.25x from low-9x to mid- to upper-7x net debt to EBITDA following closing and full integration of the merger

•	Further strengthens Sonida’s balance sheet, improves borrowing costs and accelerates path to the Company’s medium-term leverage target of 6x

Portfolio Quality and Optimization

•

The merger creates flexibility to optimize the combined portfolio with a focus on assets operating with strong growth characteristics and long-term sustainable earnings. Our asset management team will thoughtfully evaluate dispositions in low growth, non-strategic markets

Transaction Overview

Under the terms of the Merger Agreement, Sonida will acquire 100% of the outstanding common stock of CHP in a stock and cash transaction valued at approximately $1.8 billion, which equates to $6.90 per share of CHP, with approximately 66% of the consideration expected to be in the form of newly issued Sonida common stock and 34% in cash. Specifically, each share of CHP common stock will be converted into $2.32 in cash and a number of shares of Sonida common stock, determined by dividing (a) $4.58 by (b) the volume weighted average price (VWAP) of Sonida common stock during a measurement period prior to closing of the transaction and subject to an asymmetric collar. To help ensure certainty of value for the stock portion of the merger consideration, the exchange ratio is subject to adjustment based on the VWAP during the measurement period prior to closing of the transaction, with a collar of 15% below the reference price ($22.73) and 30% above the reference price ($34.76). Based on maximum and minimum exchange ratios of 0.2015x to 0.1318x, respectively, Sonida existing shareholders’ ownership would range from 39.5% to 50.0% of the newly combined company’s diluted common equity, with estimated Normalized FFO per share accretion of 28% to 62%, and 40% accretion at the reference price.

Timing and Approval

The parties currently expect the transaction to close late in the first quarter or early in the second quarter of 2026, subject to customary closing conditions, including the approval of both Sonida and CHP shareholders. This transaction was unanimously approved by the Board of Directors of both Sonida and CHP. Sonida majority shareholder Conversant Capital has executed an affirmative voting agreement alongside its equity investment commitment.

Financing

The transaction will be financed through a combination of cash provided by Conversant and Sonida’s second largest shareholder, Silk Partners, as well as debt financing that has been committed by RBC Capital Markets (“RBC”) and BMO Capital Markets (“BMO”). In connection with the transaction, Conversant and Silk Partners have agreed to acquire newly issued shares of Sonida common equity totaling $110 million at the reference price ($26.74). Sonida has obtained committed bridge financing of $900 million which is available to fund the cash portion of the purchase price and repay CHP’s existing corporate credit facilities. Sonida has also obtained a committed, upsized revolving credit facility of $300 million, which will replace its existing revolver upon closing and will provide meaningful available liquidity to the Company for its opportunistic acquisition strategy.

Governance

At closing, the Board of Directors (the “Board”) of the combined company will be comprised of seven current Sonida directors and two CHP-designated directors, which will include Stephen Mauldin, the current CEO, President and Vice Chairman of CNL Healthcare Properties, Inc.

Michael Simanovsky, Founder and Managing Partner of Conversant Capital, will become the new Board Chairman, effective upon the closing of the transaction.

Webcast and Conference Call Information

Sonida management will host a conference call and webcast today, November 5, 2025, at    9:00 a.m. Eastern Time to discuss the transaction. An investor presentation regarding the transaction will be available on the Sonida investor relations website.

The conference call/webcast can be accessed in the following ways:

•	Sonida’s investor relations website: Events & Presentations

•	Direct webcast link: https://events.q4inc.com/attendee/492113484

•	Dial-in: The dial-in number for the conference call is (800) 715-9871 (or +1 (646) 307-1963 for international callers), and the participant passcode is 3889508.

All participants are asked to register and connect 10 minutes prior to the start of the call/webcast to ensure connectivity.

An archive of the webcast will be available on the Sonida investor relations website and accessible for replay for 12 months. A telephonic replay will be available for 7 days at (800) 770-2030, passcode 3889508.

Transaction Advisors

In connection with this transaction, RBC Capital Markets is serving as lead financial advisor to Sonida. BMO Capital Markets is serving as financial advisor, Newmark Group, Inc. is serving as real estate advisor, Fried, Frank, Harris, Shriver & Jacobson LLP is acting as its legal counsel and Sidley Austin LLP is acting as legal counsel for Sonida’s special committee of its Board of Directors. KeyBanc Capital Markets is serving as exclusive financial advisor to CHP, with Arnold & Porter Kaye Scholer LLP acting as corporate legal counsel in connection with the transaction and Ropes & Gray LLP acting as legal counsel to CHP’s special committee of its Board of Directors.

Highlights of Sonida Q3 2025 Preliminary Results

(NOI and Adjusted EBITDA presented in millions)

(See end of press release for definitions and explanation of non-GAAP financial measures)

	Q3 2025	Q3 2024	YOY
Occupancy: Same-Store Portfolio	87.7%	87.1%	+60 bps
Occupancy: Acquisition Portfolio, At-Share	79.1%	61.3%	+1,780 bps
RevPOR: Same-Store Portfolio	$4,353	$4,158	+4.7%
Community NOI: Same-Store Portfolio	$16.1	$15.7	+2.5%
Community NOI: Total Portfolio, At-Share	$21.0	$17.4	+20.7%
Adjusted EBITDA: Total Portfolio, At-Share	$13.8	$10.6	+30.2%

•	Q3 occupancy for the same-store portfolio achieved highest levels post-Covid at 87.7%, with October 31 spot occupancy continuing to demonstrate strength at 89.0%.

•

Q3 Community NOI included higher utility costs in the summer months and higher labor costs in Q3 impacting the same-store portfolio as we implemented the new regional and property-level staffing models discussed during our Q2 2025 earnings call and which began to take effect in September and October, as well as better-than-expected results within the acquisition portfolio.

•	Q3 Total Portfolio Adjusted EBITDA At-Share increased nearly $13 million on an annualized basis.

About Sonida

Dallas-based Sonida Senior Living, Inc. is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults. The Company provides compassionate, resident-centric services and care as well as engaging programming at our senior housing communities. As of September 30, 2025, the Company owned, managed or invested in 97 senior housing communities across 20 states with an aggregate capacity of approximately 10,250 residents, including 84 owned senior housing communities (including four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and 13 communities that the Company managed on behalf of a third-party.

For more information, visit investors.sonidaseniorliving.com or connect with the Company on Facebook, X or LinkedIn.

About CHP

CNL Healthcare Properties, Inc. is a public, non-traded real estate investment trust currently focused on institutional quality senior housing holdings, including stabilized, value-add and ground-up development assets. CHP owns a portfolio of 69 seniors housing communities (excludes one vacant land parcel) with an effective average asset age of under 16 years. The portfolio spans 26 states consisting of 54 SHOP communities and 15 NNN leased assets that comprise a total of 7,535 units. Having total gross assets of approximately $3.4 billion (143 assets) at its high watermark, CHP previously operated as a diversified healthcare real estate offering, with sizeable prior investment in complimentary medical office, post-acute and acute healthcare real estate sectors. The company has strategically invested more than $80 million over the last five years to maintain its assets’ quality, functionality and condition, with finishes and amenities positioning its senior housing communities for continued growth and success.

CHP is externally managed and advised by CNL Healthcare Corp. (“Advisor”), which is an affiliate of CNL Financial Group, LLC (“Sponsor”). The Sponsor is an affiliate of CHP.

For more information, visit www.cnlhealthcareproperties.com.

About Conversant Capital

Conversant Capital LLC is a private investment firm founded in 2020. The firm pursues credit and equity investments within the real estate, digital infrastructure and hospitality sectors in both the public and private markets.

Further information is available at www.conversantcap.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, including the failure to obtain the requisite stockholder approvals or to obtain the Equity Financing (as defined in the Merger Agreement), or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, including costs with respect to the Equity Financing (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the

fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which filings are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Forward-looking statements only speak as of the date of this communication, and neither CHP nor Sonida assumes any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Sonida and CHP. In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION.

Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com, under the heading Investor Resources.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in the sections entitled “Principal Stockholders and Stock Ownership of Management,” “Executive Officers,” “Executive Compensation Tables,” and “2024 Director

Compensation” included in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the sections entitled “Compensation of Directors,” “Executive Officers,” “Share Ownership” and “Certain Relationships and Related Person Transactions” under “Item 1—Election of Directors” included in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1993, as amended.

Sonida Investor Relations

Jason Finkelstein

IGNITION IR

ir@sonidaliving.com

CHP Media Contact

Colleen Johnson

Senior Vice President

Marketing & Communications

CNL Financial Group

newscontact@cnl.com

Conversant Capital Media Contact

Josh Clarkson / Devin Shorey

Pro-conversant@prosek.com

DEFINITIONS

Acquisition Community Portfolio is defined by the Company as communities that are wholly or partially owned, acquired in the current year or prior comparison year, and are not operational in both comparison years. An operational community is defined as a community that has maintained its certificate of occupancy and has made at least 80% of its wholly owned or partially owned units available for five consecutive quarters.

Repositioning Portfolio is defined by the Company as communities that are wholly or partially owned, and have undergone or are undergoing strategic repositioning as a result of significant changes in the business model, care offerings, and/or capital re-investment plans, that in each case, have disrupted, or are expected to disrupt, normal course operations. These communities will be included in the Same-Store Community Portfolio once operating under normal course operating structures for the full year in each year beginning as of January 1st of the prior year.

RevPOR, or average monthly revenue per occupied unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period.

Same-Store Community Portfolio is defined by the Company as communities that are consolidated, wholly or partially owned, and operational for the full year in each year beginning as of January 1st of the prior year. Consolidated communities excluded from the same-store community portfolio include the Acquisition Community Portfolio, the Repositioning Portfolio, and certain communities that have experienced a casualty event that has significantly impacted their operations.

Senior Housing / Senior Housing Operating Properties (SHOP) is defined as residential real estate assets designed to accommodate the needs of senior residents, including but not limited to independent living, assisted living, and memory care facilities. Within this category, “Senior Housing Operating Properties” (SHOP) refers exclusively to those properties in which the Company, directly or through third-party management agreements, maintains operational control and bears the associated risks and rewards of ownership, including but not limited to occupancy, revenue generation, and operating expenses. For the avoidance of doubt, this definition expressly excludes senior housing properties subject to triple net lease agreements. Under such agreements, operational responsibilities, including property management, operating expenses, and financial performance, are borne solely by the lessee, and the Company’s involvement is limited to receiving fixed rental payments. As such, triple net lease assets are not included within the scope of the SHOP portfolio.

Total Portfolio is defined by the Company as all communities that are wholly or partially owned and managed communities that are not owned.

Total Units is defined by the Company as all units that are part of the Total Portfolio, including those that were out of service for the named period.

NON-GAAP FINANCIAL MEASURES

This press release contains the financial measures (1) Net Operating Income, (2) Adjusted EBITDA, (3) Normalized FFO and (4) Same-store amounts for these metrics, each of which is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Presentations of these non-GAAP financial measures are intended to aid investors in better understanding the factors and trends affecting the Company’s performance and liquidity. However, investors should not consider these non-GAAP financial measures as a substitute for financial measures determined in accordance with GAAP, including net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or revenue. Investors are cautioned that amounts presented in accordance with the Company’s definitions of these non-GAAP financial measures may not be comparable to similar measures disclosed by other companies because not all companies calculate non-GAAP measures in the same manner. Investors are urged to review the reconciliations of these non-GAAP financial measures from the most comparable financial measures determined in accordance with GAAP, which are included below.

The Company believes that presentation of Net Operating Income as a performance measure is useful to investors because such measures are some of the metrics used by the Company’s management to evaluate the performance of the Company’s owned portfolio of communities, to review the Company’s comparable historic and prospective core operating performance of the Company’s owned communities, and to make day-to-day operating decisions. The Company also believes that the presentation of such non-GAAP financial measures and Adjusted EBITDA is useful to investors because such measures provide an assessment of operational factors that management can impact in the short-term, primarily revenues and the controllable cost structure of the organization, by eliminating items related to the Company’s financing and capital structure and other items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods.

Net Operating Income has material limitations as performance measures, including the exclusion of general and administrative expenses that are necessary to operate the Company and oversee its communities. Furthermore, such non-GAAP financial measures and Adjusted EBITDA exclude (i) interest that is necessary to operate the Company’s business under its current financing and capital structure, and (ii) depreciation, amortization, and impairment charges that may represent the wear and tear and/or reduction in value of the Company’s communities and other assets and may be indicative of future needs for capital expenditures. The Company may also incur income/expense similar to those for which adjustments may be made and such income/expense may significantly affect the Company’s operating results.

Net Operating Income is a non-GAAP performance measures that the Company defines as net income (loss) excluding: general and administrative expenses (inclusive of stock-based compensation expense), interest income, interest expense, other income (expense), provision for income taxes, management fees, and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include depreciation and amortization expense, transaction, transition and restructuring costs, impairment of assets held for sale, gain on extinguishment of debt, loss from equity method investment, casualty loss, non-recurring settlement fees, non-income tax, and non-property tax. The Company presents these non-GAAP measures on a consolidated community and same-store community basis.

Adjusted EBITDA is a non-GAAP performance measure that the Company defines as net income (loss) excluding: depreciation and amortization expense, interest income, interest expense, other expense/income, provision for income taxes; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include stock-based compensation expense, provision for credit losses, impairment of assets held for sale, casualty losses, and transaction, transition and restructuring costs.

Normalized Funds from Operations (“FFO”) to common stockholders: Normalized FFO (Funds From Operations) is defined as: net income (loss) attributable to common shareholders plus real estate related depreciation and amortization, plus share of real estate related depreciation and amortization from unconsolidated entities, less non-controlling interests’ share of real estate related depreciation and amortization, plus gains (losses) from the sale of depreciable real estate assets less taxes associated with real estate dispositions; plus (less) long-lived impairment real estate, plus transaction, transition and restructuring costs, conversion costs, casualty losses, gains / losses on derivatives, gains / losses on extinguishment of debt (including the write-off of unamortized deferred financing fees, costs, discounts, make-whole payments, penalties, or premiums related to early debt retirement or repayment), amortization of deferred loan costs, below market lease amortization, and other non-recurring credits or expenses.